EXHIBIT 99.1
NOTICE OF APPLICATION,
NOTICE OF SPECIAL MEETING
AND
MANAGEMENT INFORMATION CIRCULAR
FOR
THE SPECIAL MEETING OF SHAREHOLDERS
OF
TRIZEC CANADA INC.
TO BE HELD ON
SEPTEMBER 12, 2006
ARRANGEMENT INVOLVING
TRIZEC CANADA INC. AND
ITS SHAREHOLDERS
AUGUST 8, 2006

BCE Place, 181 Bay Street Suite 3820, Box 800 Toronto, Ontario, Canada M5J 2T3 Tel: 416 682 8600 Fax: 416 364 5491
August 8, 2006
Dear Trizec Canada Shareholder:
     You are cordially invited to attend a special meeting of the shareholders of Trizec Canada Inc. to be held on September 12, 2006 at 11:00 a.m. (Toronto time) at The Design Exchange, Patty Watt Room, 234 Bay Street, Toronto, Ontario. The meeting has been called to seek your approval for a proposed arrangement under the Canada Business Corporations Act involving Trizec Canada, its shareholders and a Nova Scotia unlimited liability company to be formed and which will be an affiliate of Brookfield Properties Corporation (failing which 4162862 Canada Limited, a corporation affiliated with Brookfield Properties Corporation, will replace such company).
     Trizec Canada and Trizec Properties, Inc. have entered into an agreement and plan of merger and arrangement agreement, as amended, pursuant to which (i) an entity to be jointly owned by affiliates of Brookfield Properties Corporation and The Blackstone Group would acquire all of the outstanding shares of common stock of Trizec Properties that are not owned by Trizec Canada and its subsidiaries for US$29.01 per share in cash, plus an additional cash amount representing a pro rata portion of any unpaid regular quarterly dividend payable with respect to such shares, and (ii) Trizec Canada shareholders would dispose of all of the outstanding multiple voting shares and subordinate voting shares to Trizec Canada or an affiliate of Brookfield Properties Corporation (including additional subordinate voting shares to be issued under the arrangement) for US$30.97 in cash, plus an additional cash amount representing a pro rata portion of any unpaid regular quarterly dividend, per Trizec Canada share outstanding immediately before the arrangement. The US$30.97 component of the arrangement consideration represents US$29.01 attributable to the shares of Trizec Properties common stock indirectly owned by Trizec Canada plus an additional US$1.96 which reflects the agreed value of Trizec Canada’s net other assets. The US$30.97 component of the arrangement consideration represents an approximate 30% premium over the closing price for Trizec Canada’s subordinate voting shares of Cdn.$26.19 (US$23.79) on the Toronto Stock Exchange on June 2, 2006 and an approximate 35% premium over the average closing price for those shares for the ten trading days ended June 2, 2006, the last trading day prior to the announcement of the proposed transaction.
     On June 4, 2006, RBC Capital Markets, the financial advisor to Trizec Canada, delivered to the Board of Directors its opinion that, as of such date and based upon and subject to the various factors, assumptions and limitations set forth therein, the consideration to be received pursuant to the arrangement is fair from a financial point of view to the shareholders of Trizec Canada. A copy of the RBC Capital Markets. opinion is included as Annex E to the management information circular accompanying this letter. Based on various factors, including the RBC Capital Markets, opinion, the Board of Directors of Trizec Canada has concluded that the arrangement is fair to Trizec Canada’s shareholders and in the best interests of Trizec Canada.
     The resolution approving the arrangement must be approved by at least two-thirds of the votes cast at the meeting by shareholders of Trizec Canada present in person or represented by proxy. The arrangement is also subject to certain regulatory approvals and the approval of the Ontario Superior Court of Justice. The Board of Directors of Trizec Canada recommends that Trizec Canada shareholders vote FOR the arrangement resolution. The Board of Directors of Trizec Properties has also recommended that stockholders of Trizec Properties vote for the adoption of the agreement and plan of merger and arrangement agreement, as amended.
     Enclosed is a notice of meeting, a management information circular, a form of proxy (printed on blue paper) and a letter of transmittal (printed on yellow paper). The letter of transmittal includes a tax election available to eligible persons that shareholders should consider carefully. The information circular, which we urge you to read carefully in consultation with your financial or professional advisor, provides a detailed description of the arrangement and includes certain other information, including the full text of the agreement and plan of merger and arrangement agreement, as amended, relating to the transaction and the RBC Capital Markets opinion, to assist you in considering the matter to be voted upon.
     Your vote is important regardless of how many shares of Trizec Canada you own. We hope that you will be able to attend the meeting. If you are unable to attend the meeting in person, we would appreciate your returning the proxy enclosed herein, duly completed and signed, prior to 5:00 p.m. (Toronto time) on Friday, September 8, 2006, to ensure that your vote is recorded. We also encourage you to complete, sign, date and return the enclosed letter of transmittal in accordance with the instructions set out therein and in the accompanying circular so that if the proposed arrangement is approved and the proposed transaction completed, the consideration for your shares can be sent to you as soon as practicable following the effective date of the arrangement. If you hold shares of Trizec Canada through a broker, investment dealer, bank, trust company or other intermediary, you should contact such intermediary for instructions and assistance in voting your shares at the meeting and delivering the shares that you hold. If you have any questions or need assistance regarding the completion and delivery of your form of proxy or letter of transmittal, please call our proxy solicitor, Kingsdale Shareholder Services Inc., toll-free at 1-866-381-4104.
     On behalf of the Trizec Canada Board of Directors, we would like to take this opportunity to thank you for the support you have shown as shareholders of Trizec Canada.

Yours very truly,

Peter Munk	Robert B. Wickham
Chairman and Chief Executive Officer	President

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
     NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the shareholders of Trizec Canada Inc. (“Trizec Canada”) will be held at The Design Exchange, Patty Watt Room, 234 Bay Street, Toronto, Ontario on September 12, 2006 commencing at the hour of 11:00 a.m. (Toronto time) for the following purposes:

1.	to consider, pursuant to an order of the Ontario Superior Court of Justice dated August 8, 2006 (the “Interim Order”), and, if deemed advisable, to pass, with or without variation, a special resolution to approve an arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act involving Trizec Canada Inc., its shareholders and a Nova Scotia unlimited liability company to be formed and which will be an affiliate of Brookfield Properties Corporation (failing which 4162862 Canada Inc., a corporation affiliated with Brookfield Properties Corporation, will replace such company), the full text of which is set forth in Annex A to the accompanying management information circular (the “Circular”); and

2.	to transact such other business as may properly be brought before the Meeting and any postponement(s) or adjournment(s) thereof.
     Only shareholders of record at the close of business on August 3, 2006, the record date for the Meeting, will be entitled to notice of, and to vote at, the Meeting and any postponement(s) or adjournment(s) thereof.
     The full text of the agreement and plan of merger and arrangement agreement, as amended, entered into in respect of the Arrangement and the related transactions and the plan of arrangement implementing the Arrangement are attached as Annex D and Annex G to the Circular.
     Pursuant to the Interim Order and the plan of arrangement implementing the Arrangement, registered holders of subordinate voting shares of Trizec Canada have been granted the right to dissent in respect of the Arrangement and be paid the fair value of their subordinate voting shares. This dissent right, and the procedure of exercise thereof, are described in the accompanying Circular under the heading “Dissenting Shareholders’ Rights” and in Annex F to the accompanying Circular. Beneficial owners of subordinate voting shares registered in the name of a broker, investment dealer, bank, trust company or other intermediary who wish to dissent should be aware that only a registered holder of subordinate voting shares is entitled to exercise rights of dissent. Failure to comply strictly with the dissent procedures described in the accompanying Circular may result in the loss or unavailability of any right of dissent.
     Whether or not you intend to attend the Meeting, you are requested to complete and execute the enclosed form of proxy and letter of transmittal in accordance with the instructions set out therein and in the accompanying Circular and return each of the form of proxy and letter of transmittal, duly completed and executed, in the appropriate envelope provided for that purpose. To ensure effectiveness, proxies must be validly executed (if a shareholder is not an individual, it must have the proxy executed by a duly authorized officer or properly appointed attorney) and must be received by mail addressed to CIBC Mellon Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, by hand delivery to CIBC Mellon Trust Company, 320 Bay Street, Toronto, Ontario M5H 4A6 or by fax to CIBC Mellon Trust Company at (416) 368-2502 or 1-800-781-3111, in each case prior to 5:00 p.m. (Toronto time) on Friday, September 8, 2006 or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed Meeting is convened. If you have any questions or need assistance regarding the completion and delivery of your form of proxy or letter of transmittal, please call our proxy solicitor, Kingsdale Shareholder Services Inc., toll-free at 1-866-381-4104.
DATED at Toronto, Ontario this 8th day of August, 2006.

By order of the Board of Directors,

Colin J. Chapin
Senior Vice President, Chief Financial Officer
and Corporate Secretary

(i)

(ii)

SUMMARY
      The following summarizes certain information contained elsewhere in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular, in the attached annexes and in the documents incorporated by reference. Trizec Canada Shareholders are urged to read this Circular, the attached annexes and the documents incorporated by reference carefully and in their entirety. Capitalized terms used herein without definition are defined in the Glossary of Terms contained on pages 10 to 15 of this Circular. All dollar amounts are in U.S. dollars unless otherwise specifically noted.
Parties to the Arrangement and Mergers
      Trizec Canada
      Trizec Canada was incorporated under the CBCA on January 29, 2002. Trizec Canada currently indirectly owns approximately 38.1% of the shares of Trizec Properties Common Stock, representing one share of Trizec Properties Common Stock for each outstanding Trizec Canada Share, and is primarily engaged in the real estate business in the U.S. through its interest in Trizec Properties. Trizec Canada’s Subordinate Voting Shares are listed on the TSX under the symbol “TZC”.
      Trizec Properties
      Trizec Properties is a Delaware corporation and one of the largest fully integrated, self-managed, publicly traded REITs in the U.S. Trizec Properties is engaged in the business of owning and managing office properties in the U.S. As of June 30, 2006, Trizec Properties had ownership interests in 53 consolidated office properties comprising approximately 32.2 million square feet. In addition, as of June 30, 2006, Trizec Properties also had ownership interests in eight unconsolidated real estate joint venture office properties comprising approximately 7.4 million square feet of total area and one unconsolidated real estate development joint venture. The Trizec Properties Common Stock is listed on the NYSE under the symbol “TRZ”.
      Trizec Operating Company
      Trizec Operating Company is a Delaware limited liability company through which Trizec Properties conducts substantially all of its business and owns substantially all of its assets. Trizec Properties serves as the sole managing member of Trizec Operating Company and, as of June 30, 2006, owned approximately 98.4% of the outstanding common units of limited liability company interest in Trizec Operating Company. In addition, Trizec Properties owned all of the outstanding Class SV units and Class F units of limited liability company interest in Trizec Operating Company.
      Parent, Mergerco, Merger Operating Company, Newco and Acquisitionco
      Parent is a Delaware limited liability company newly formed by Brookfield Properties in connection with the Mergers, to be jointly owned by affiliates of Brookfield Properties and Blackstone. Mergerco is a Delaware corporation newly formed by Brookfield Properties in connection with the Mergers and a wholly-owned subsidiary of Parent. Merger Operating Company is a Delaware limited liability company newly formed by Brookfield Properties in connection with the Mergers and a wholly-owned subsidiary of Mergerco. Newco is a Nova Scotia unlimited liability company to be formed and designated by Acquisitionco not later than five business days prior to the date of the Meeting for the purposes of completing the Arrangement, and which will be an affiliate of Brookfield Properties. Acquisitionco is a CBCA corporation and an affiliate of Brookfield Properties.
      Brookfield Properties is a CBCA corporation and one of North America’s largest commercial real estate companies. Brookfield Properties owns, develops and manages a portfolio of premier office properties that comprises 58 commercial properties totalling approximately 47 million square feet and ten development properties totalling approximately eight million square feet in the downtown cores of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa. Brookfield Properties is listed on the NYSE and the TSX under the symbol “BPO”.
      Blackstone is a Delaware limited partnership, the principal business of which consists of making various real estate related investments. Blackstone is an affiliate of The Blackstone Group, a global private investment firm founded in 1985 with offices in New York, Atlanta, Boston, Los Angeles, London, Hamburg, Mumbai and Paris. The Blackstone Group’s real estate group has raised approximately $13 billion for real estate investing and has a long track record of investing in office buildings, hotels and other commercial properties. In addition to real estate, The

Blackstone Group’s core businesses include private equity, corporate debt investing, marketable alternative asset management, mergers and acquisitions advisory and restructuring and reorganization advisory.
The Meeting
      The Arrangement Resolution
      At the Meeting, Trizec Canada Shareholders will be asked to vote on a special resolution approving the Plan of Arrangement as required by the CBCA and the Interim Order, substantially in the form attached as Annex A to this Circular. If Trizec Canada Shareholders approve the Arrangement Resolution and the other closing conditions under the Merger and Arrangement Agreement have been satisfied or waived, including the adoption of the Merger and Arrangement Agreement by the Trizec Properties Common Stockholders and the issuance of the Final Order by the Court, (i) Trizec Canada will acquire for cancellation the Trizec Canada Shares held by Certifying Shareholders that have elected in their Letter of Transmittal to have their Trizec Canada Shares dealt with in this matter and (ii) Trizec Canada will pay to all remaining Trizec Canada Shareholders a capital gains dividend to be satisfied by the issuance in respect of each outstanding Trizec Canada Share of a fractional Subordinate Voting Share, following which Newco will acquire all of the remaining Trizec Canada Shares, including those issued pursuant to the share dividend to the remaining Trizec Canada Shareholders, in each case for consideration equal to the Arrangement Consideration, without interest and subject to applicable withholding taxes.
      Record Date, Notice and Quorum
      The Meeting will take place on September 12, 2006 at 11:00 a.m. (Toronto time), at The Design Exchange, Patty Watt Room, 234 Bay Street, Toronto, Ontario. All Trizec Canada Shareholders of record as of the close of business on August 3, 2006, the Record Date for the Meeting, are entitled to receive notice of and attend the Meeting or any adjournments or postponements thereof. As of the Record Date, there were 52,400,097 Subordinate Voting Shares and 7,522,283 Multiple Voting Shares outstanding and entitled to vote at the Meeting. For additional information, see the headings “Information Concerning Trizec Canada — Description of Trizec Canada Shares” and “Information Concerning Trizec Canada — Voting Trust Agreement” in this Circular.
      The Meeting Materials are being sent to both registered and non-registered beneficial holders of Trizec Canada Shares. Only registered Trizec Canada Shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. However, in accordance with applicable securities laws, Trizec Canada is also distributing copies of the Meeting Materials to certain brokers, investment dealers, banks, trust companies and other Intermediaries for onward distribution to Non-Registered Shareholders. Non-Registered Shareholders can direct their Intermediaries to vote the Trizec Canada Shares beneficially owned by such Non-Registered Shareholders in accordance with their instructions. If you are a Non-Registered Shareholder and your Trizec Canada Shares are held on your behalf in the name of an Intermediary, please see the heading “Notice to Non-Registered Shareholders” in this Circular.
      The presence, in person or by proxy, of at least two persons entitled to vote and holding at least 15% of the total number of issued and outstanding voting shares is necessary for a quorum at the Meeting. The failure of any Trizec Canada Shareholder to receive notice of the Meeting does not deprive such shareholder of a vote at the Meeting.
      Vote Required to Approve the Arrangement
      Subject to any further order of the Court, the Interim Order provides that the Arrangement Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast by Trizec Canada Shareholders represented in person or by proxy and entitled to vote at the Meeting, with the Subordinate Voting Shares voting on a one-vote-per-share basis and the Multiple Voting Shares being entitled, in accordance with the Articles of Trizec Canada and the Voting Trust Agreement, to vote a simple majority of all votes entitled to be cast on the matter by all holders of voting securities of Trizec Canada in the aggregate. Contemporaneously with Trizec Canada entering into the Merger and Arrangement Agreement, P.M. Capital, a corporation wholly-owned by Mr. Peter Munk that is the registered owner of 7,522,283 Multiple Voting Shares and the beneficial owner of 1,972,435 Subordinate Voting Shares, entered into the PMC Support Agreement pursuant to which P.M. Capital has agreed to vote all of the Trizec Canada Shares owned by it (including any Trizec Canada Shares that may be acquired after the execution of the Merger and Arrangement Agreement) for the approval of the Arrangement Resolution, subject to the terms and conditions contained in such support agreement. As at the Record Date, the Trizec Canada Shares subject to the PMC Support Agreement that are eligible to be voted at the Meeting represented approximately 51.9% of the aggregate voting power of the outstanding

Trizec Canada Shares. For additional information see the headings “Related Agreements — PMC Support Agreement” and “Information Concerning Trizec Canada — Voting Trust Agreement” in this Circular.
      Proxies and Revocation
      If you are a registered Trizec Canada Shareholder, there are two ways to vote your Trizec Canada Shares. You may vote in person at the Meeting or you may vote by submitting your proxy by mail in accordance with the instructions contained in the enclosed form of proxy. For instructions on how to execute your proxy, see the heading “Questions and Answers About the Meeting and the Arrangement — How do I cast my vote?” in this Circular.
      If you abstain from voting or fail to vote, the votes represented by your Trizec Canada Shares will not be taken into account in determining whether the Arrangement Resolution has been approved by the requisite majority.
      Trizec Canada Shares represented by properly executed proxies will be voted in accordance with the instructions of the Trizec Canada Shareholder on any ballot that may be called for and, if the Trizec Canada Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, Trizec Canada Shares represented by properly executed proxies will be voted accordingly. If no choice is specified with respect to such matter, the persons designated in the accompanying form of proxy will vote FOR the Arrangement Resolution.
      A Trizec Canada Shareholder who has given a proxy may revoke the proxy by depositing an instrument in writing executed by the Trizec Canada Shareholder or the Trizec Canada Shareholder’s attorney authorized in writing (i) at the executive offices of Trizec Canada at any time up to and including the last business day preceding the date of the Meeting, or any postponement(s) or adjournment(s) thereof, or (ii) with the scrutineers of the Meeting, to the attention of the chair of the Meeting, at or immediately prior to the commencement of the Meeting or any postponement(s) or adjournment(s) thereof. For further information see the heading “Questions and Answers About the Meeting and the Arrangement — Can I change my vote after I have mailed my form of proxy?”
The Arrangement and the Mergers
      The following contains only a summary of the Arrangement. Trizec Canada Shareholders are urged to read in its entirety the Merger and Arrangement Agreement reproduced as Annex D and the Plan of Arrangement attached as Annex G to this Circular. See also the headings “The Arrangement” and “The Mergers” in this Circular for further information.
      The Arrangement
      The Arrangement effects a series of transactions as a result of which (i) Trizec Canada will acquire for cancellation the Trizec Canada Shares held by Certifying Shareholders that have elected in their Letter of Transmittal to have their Trizec Canada Shares dealt with in this manner and (ii) Trizec Canada will pay to all remaining Trizec Canada Shareholders a capital gains dividend to be satisfied by the issuance in respect of each outstanding Trizec Canada Share of a fractional Subordinate Voting Share, following which Newco will acquire all of the remaining Trizec Canada Shares including those issued pursuant to the share dividend to remaining Trizec Canada Shareholders, in each case for consideration equal to the Arrangement Consideration, without interest and subject to applicable withholding taxes. The Arrangement Consideration will be paid in U.S. dollars. The aggregate cash consideration receivable under the Arrangement by a Trizec Canada Shareholder will be the same whether it makes the election as a Certifying Shareholder to dispose of its Trizec Canada Shares to Trizec Canada or whether its Trizec Canada Shares are acquired by Newco.
      Pursuant to the Arrangement, commencing at the effective time of the Arrangement (being 12:01 a.m. on the Effective Date) and ending no later than 9:00 a.m. on the Effective Date, each of the events listed below will occur and be deemed to occur, except as otherwise noted, one minute apart and in the following sequence without any further authorization, act or formality:

(a)	all Trizec Canada Stock Options will become fully vested and exercisable, whether or not vested or subject to any performance condition that has not been satisfied, and regardless of the exercise price thereof;

(b)	each “in-the-money” Trizec Canada Stock Option will be cancelled in exchange for a cash payment from Trizec Canada equal to the excess of the Arrangement Consideration per Trizec Canada Share over the U.S. dollar equivalent of the exercise price of such Trizec Canada Stock Option;

(c)	each “out-of-the-money” Trizec Canada Stock Option will be cancelled and be of no further force and effect;

(d)	Newco will advance to Trizec Canada, and Trizec Canada will borrow from Newco, an amount that, in addition to Trizec Canada’s cash on hand after subtracting the amount payable by Trizec Canada pursuant to (b) and a reasonable reserve, will enable Trizec Canada to satisfy its obligations pursuant to (e);

(e)	each Trizec Canada Share held by a Certifying Shareholder in respect of which such Trizec Canada Shareholder has elected in its Letter of Transmittal to be dealt with in this manner will be transferred by the holder thereof to and be acquired by Trizec Canada for cancellation, free and clear of all liens, charges, claims and encumbrances in exchange for cash payment by Trizec Canada equal to the sum of $30.97 plus the Quarterly Dividend Amount and will be cancelled;

(f)	Trizec Canada will pay to the holders of Trizec Canada Shares, on each outstanding Trizec Canada Share (including, for greater certainty, each such share held by Dissenting Shareholders and excluding, for greater certainty, the Trizec Canada Shares acquired and cancelled by Trizec Canada in (e)), a capital gains dividend in an amount equal to $7.50, the full and final payment of such dividend to be satisfied by the issuance by Trizec Canada in respect of each such outstanding Trizec Canada Share of a fractional Subordinate Voting Share equal to the quotient determined when (i) $7.50 is divided by (ii) $30.97 plus the Quarterly Dividend Amount less $7.50, and there will be added to Trizec Canada’s capital account in respect of the Subordinate Voting Shares an amount equal to the aggregate dividend;

(g)	each Trizec Canada Share together with the fractional Subordinate Voting Share issued in connection with such Trizec Canada Share pursuant to (f) (other than any Subordinate Voting Shares held by Dissenting Shareholders and fractional shares issued to such Dissenting Shareholders) will be transferred by the holder thereof to and be acquired by Newco, free and clear of all liens, charges, claims and encumbrances, in exchange for a cash payment by Newco equal to the sum of $30.97 plus the Quarterly Dividend Amount, which Arrangement Consideration will be the aggregate consideration payable in respect of each Trizec Canada Share and fractional Subordinate Voting Share issued in connection with such Trizec Canada Share pursuant to (f); and

(h)	each Subordinate Voting Share, together with the fractional Subordinate Voting Share issued in connection with such Trizec Canada Share pursuant to (f), held by a Trizec Canada Shareholder who has validly exercised Dissent Rights will be transferred by such Trizec Canada Shareholder to and be acquired by Newco, free and clear of all liens, charges, claims and encumbrances, and, in exchange therefor, such Trizec Canada Shareholder will have the right to be paid fair value for such Subordinate Voting Share in accordance with the Dissent Procedures.
      The $30.97 component of the Arrangement Consideration to be received by the Trizec Canada Shareholders represents $29.01 attributable to the shares of Trizec Properties Common Stock indirectly owned by Trizec Canada plus an additional $1.96 which reflects the agreed amount payable on account of Trizec Canada’s Net Other Assets.
      Assuming the conditions set out in the Merger and Arrangement Agreement have been satisfied or waived by the parties, upon obtaining the Final Order, Trizec Canada will file the Articles of Arrangement with the CBCA Director as soon as practicable thereafter, at which time the Arrangement will become effective. Upon the completion of the Arrangement, Trizec Canada will become a wholly-owned subsidiary of Newco.
      The Mergers
      Pursuant to the Trizec Properties Merger, Mergerco will merge with and into Trizec Properties, Mergerco’s separate corporate existence will cease, and Trizec Properties will survive the merger with Parent owning all of Trizec Properties Common Stock not owned by Trizec Canada and its subsidiaries. In the Trizec Properties Merger, each share of Trizec Properties Common Stock issued and outstanding immediately prior to the Trizec Properties Merger (other than shares held in treasury or owned by Trizec Canada, its subsidiaries, Parent and its affiliates, and shares held by dissenting Trizec Properties Common Stockholders) will be converted into, and cancelled in exchange for, one share of newly created, fully paid and non-assessable redeemable preferred stock of the surviving corporation. Immediately after the completion of the Trizec Properties Merger, each share of redeemable preferred stock will be redeemed without further action on the part of the holder thereof for the right to receive $29.01 in cash plus an additional cash amount that represents a pro rata portion of the regular quarterly dividend payable on Trizec Properties Common Stock and allocable to the quarter in which the Trizec Properties Merger closes, in each case, without interest and less applicable withholding taxes. Immediately after the completion of the Trizec Properties Merger, Merger Operating Company will pursuant to the Operating Company Merger merge with and into Trizec Operating Company, Merger

Operating Company’s separate existence will cease and Trizec Operating Company will survive the merger and continue to exist with the surviving corporation of the Trizec Properties Merger being its sole managing member. In the Operating Company Merger, each common unit of limited liability company interest (other than units held by Trizec Properties and its subsidiaries) issued and outstanding immediately prior to the Operating Company Merger will be converted into, and cancelled in exchange for, one newly created and fully paid redeemable preferred unit. Holders of such redeemable preferred units will be entitled to elect to (i) redeem each such redeemable preferred unit at any time (including immediately after the effective time of the Operating Company Merger) in exchange for an amount per unit equal to $29.01 in cash plus an additional cash amount that represents a pro rata portion of the regular quarterly dividend payable on Trizec Properties Common Stock and allocable to the quarter in which the Trizec Properties Merger closes, in each case without interest and less applicable withholding taxes, plus all accrued and unpaid distributions on such redeemable preferred units, (ii) retain each such redeemable preferred unit, or (iii) convert each such redeemable preferred unit on a one-for-one basis within 15 days following the Operating Company Merger into a Class B common unit in the surviving operating company.
      It is contemplated that the Mergers will be completed on the same date as the Arrangement. The following chart shows the organizational structure of the Trizec Related Entities immediately prior to, and after, the Arrangement and the Mergers:

Recommendation of the Trizec Canada Board
      After careful consideration by the Trizec Canada Board (with Mr. Peter Munk recusing himself), the Trizec Canada Board has concluded that the Arrangement is in the best interests of Trizec Canada and is fair to Trizec Canada Shareholders. Accordingly, the Trizec Canada Board recommends that Trizec Canada Shareholders vote FOR the Arrangement Resolution. For a description of the factors considered by the Trizec Canada Board in reaching its conclusions, see the heading “Reasons for the Arrangement and Recommendation of the Trizec Canada Board” in this Circular.
RBC Fairness Opinion
      Trizec Canada retained RBC to provide financial advisory services and a fairness opinion in connection with the Arrangement. RBC delivered the RBC Opinion verbally on June 4, 2006 and subsequently confirmed such opinion in writing. Based upon and subject to the assumptions, limitations and analyses set forth in the RBC Opinion, RBC is of the opinion that, as of June 4, 2006, the consideration under the Arrangement is fair from a financial point of view to the Trizec Canada Shareholders.
      The full text of the written RBC Opinion is attached as Annex E to this Circular and should be read carefully and in its entirety by Trizec Canada Shareholders. RBC has not prepared a valuation of Trizec Canada or any of its securities or assets and the RBC Opinion should not be construed as such. See also the heading “RBC Fairness Opinion” in this Circular.
Related Agreements
      PMC Support Agreement
      P.M. Capital, a corporation wholly-owned by Mr. Peter Munk, is the registered owner of 7,522,283 Multiple Voting Shares and the beneficial owner of 1,972,435 Subordinate Voting Shares and, in connection with the Arrangement, has entered into the PMC Support Agreement with Parent and Acquisitionco. As at the Record Date and subject to the restrictions on voting of Multiple Voting Shares imposed by the Voting Trust Agreement, the securities subject to the PMC Support Agreement that are eligible to be voted at the Meeting represented approximately 51.9% of the aggregate voting power of the outstanding Trizec Canada Shares. See the heading “Information Concerning Trizec Canada — Voting Trust Agreement” in this Circular.
      Under the PMC Support Agreement, P.M. Capital has agreed to vote for the Plan of Arrangement and the transactions contemplated thereby and has granted to, and appointed, Brookfield Properties or any individual designated by Brookfield Properties as P.M. Capital’s irrevocable agent, attorney-in-fact and proxy (with full power of substitution) to vote the Trizec Canada Shares held by P.M. Capital in such a manner, effective until the termination of the PMC Support Agreement. See the heading “Related Agreements — PMC Support Agreement” in this Circular.
      Trizec Canada Support Agreement
      Trizec Canada, the indirect holder of 59,922,379 shares of Trizec Properties Common Stock, 100 shares of Trizec Properties Special Stock and 100,000 shares of Trizec Properties Convertible Stock, has entered into the Trizec Canada Support Agreement with Parent and Mergerco. As at the Record Date, the securities subject to the Trizec Canada Support Agreement represented approximately 38.1% of the aggregate voting power of the outstanding shares of Trizec Properties Common Stock.
      Under the Trizec Canada Support Agreement, Trizec Canada has agreed to vote and cause its subsidiaries to vote for the adoption of the Merger and Arrangement Agreement and the transactions contemplated thereby, and has granted to, and appointed (and has agreed to cause its subsidiaries to grant to and appoint), Brookfield Properties or any individual designated by Brookfield Properties, as Trizec Canada’s irrevocable agent, attorney-in-fact and proxy (with full power of substitution) to vote the shares of Trizec Properties Common Stock indirectly held or beneficially owned by it in such a manner, effective until the termination of the Trizec Canada Support Agreement. See the heading “Related Agreements — Trizec Canada Support Agreement” in this Circular.
      Brookfield Properties Guarantee
      In connection with the Merger and Arrangement Agreement, pursuant to the Brookfield Properties Guarantee, Brookfield Properties has agreed to unconditionally guarantee the prompt and complete payment when due of the payment obligations and the timely performance when required of all other obligations of Parent, Mergerco and Acquisitionco that arise under the Merger and Arrangement Agreement, in an amount in the aggregate not to exceed

$1.1 billion. The Brookfield Properties Guarantee is not subject to an escrow of any funds supporting it and will terminate on the earlier of (i) the closing of the Mergers and the Arrangement and payment of all obligations due by Parent, Mergerco and Acquisitionco under the Merger and Arrangement Agreement at such time, and (ii) the termination of the Merger and Arrangement Agreement by written consent of the parties thereto.
      Trizec Canada and Trizec Properties cannot seek specific performance to require the Buyer Parties to complete the Arrangement and the Mergers, and their exclusive remedy for the failure of the Buyer Parties to complete the Arrangement and the Mergers is to seek damages up to the amount of the Brookfield Properties Guarantee.
The Merger and Arrangement Agreement
      The following is a summary only of certain material terms of the Merger and Arrangement Agreement, a copy of which is attached to this Circular as Annex D. This summary may not contain all of the information about the Merger and Arrangement Agreement that is important to Trizec Canada Shareholders. Therefore, Trizec Canada Shareholders should read the Merger and Arrangement Agreement in its entirety, as the rights and obligations of the parties are governed by the express terms of the Merger and Arrangement Agreement and not by this summary or any other information contained in this Circular. See also the heading “The Merger and Arrangement Agreement” in this Circular for further information.
      Restrictions on Solicitation of Competing Transactions
      Trizec Canada has agreed that between June 5, 2006 and the Effective Date and subject to specified exceptions summarized below, Trizec Canada and its subsidiaries will not, nor shall any of them knowingly permit their respective representatives to:

•	initiate, solicit, knowingly encourage or knowingly facilitate (including by way of furnishing non-public information or assistance) any inquiries or the making of any proposal or other action that constitutes, or may reasonably be expected to lead to, any Trizec Canada Acquisition Proposal;

•	enter into discussions or negotiate with any person in furtherance of those inquiries or to obtain a Trizec Canada Acquisition Proposal; or

•	enter into any agreement in principle, contract or agreement (other than a confidentiality agreement entered into in accordance with the Merger and Arrangement Agreement) relating to a Trizec Canada Acquisition Proposal.
      Prior to the approval of the Arrangement by the Trizec Canada Shareholders, following the receipt of an unsolicited bona fide written Trizec Canada Acquisition Proposal, the Trizec Canada Board may contact the person making the proposal and its advisors solely for the purpose of clarifying the proposal and any material terms thereof and the conditions to and likelihood of consummation, to determine whether such Trizec Canada Acquisition Proposal is, or is reasonably likely to lead to, a Trizec Canada Superior Proposal and, if the Trizec Canada Board determines in good faith, after consultation with its outside legal and financial advisors, that such Trizec Canada Acquisition Proposal is, or is reasonably likely to lead to, a Trizec Canada Superior Proposal and determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Canadian law, the Trizec Canada Board may furnish certain non-public information to the person who made such a proposal and participate in negotiations.
      Trizec Canada has agreed to promptly notify Parent (but not less than 24 hours after initial receipt) of its receipt of any Trizec Canada Acquisition Proposal. Trizec Canada has also agreed to keep Parent informed on a prompt basis of the status of, and any material developments regarding, any such Trizec Canada Acquisition Proposal. For further information regarding the restrictions on the ability of Trizec Canada to solicit competing transactions, please see the heading “The Merger and Arrangement Agreement — Restrictions on Solicitation of Competing Transactions” in this Circular.
      Conditions to the Arrangement and Mergers
      The obligations of the parties to complete the Arrangement and the Mergers are subject to certain conditions, including:

•	the adoption of the Merger and Arrangement Agreement by stockholders of Trizec Properties shall have been obtained;

•	the approval of the Arrangement Resolution by Trizec Canada Shareholders shall have been obtained;

•	the approval of the Arrangement by the Court shall have been obtained;

•	any waiting period applicable to (i) the consummation of the Mergers under the HSR Act, and (ii) the Arrangement under the Competition Act, must have expired, terminated or been waived, and any approvals required under such laws must have been obtained; and

•	no governmental authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling that would make the consummation of the Mergers or the Arrangement illegal or otherwise prohibit the consummation of the Mergers or the Arrangement.
      For further information regarding these and other conditions relating to the Arrangement and the Merger, see the heading “The Merger and Arrangement Agreement — Conditions to the Arrangement and the Mergers” in this Circular.
      Termination of Merger and Arrangement Agreement
      The Merger and Arrangement Agreement may be terminated and the Mergers and Arrangement may be abandoned at any time prior to the effective time of the Arrangement or the Trizec Properties Merger, even after the stockholders of Trizec Properties have adopted the Merger and Arrangement Agreement and Trizec Canada Shareholders have approved the Arrangement Resolution, by mutual written consent of the parties or upon the occurrence of certain events. Trizec Properties and Trizec Canada have agreed to pay to Parent a termination fee up to a maximum of $115.0 million and to reimburse Parent’s aggregate transaction expenses up to a maximum of $25.0 million if the Merger and Arrangement Agreement is terminated under certain circumstances. For further information regarding the termination of the Merger and Arrangement Agreement and the termination fees and expenses which may be payable in connection therewith, please see the headings “The Merger and Arrangement Agreement — Termination of the Merger and Arrangement Agreement” and “The Merger and Arrangement Agreement — Termination Fee and Expenses” in this Circular.
Court and Regulatory Approvals
      Court Approval and Completion of the Arrangement
      The Arrangement requires Court approval under the CBCA. The court proceeding necessary to obtain that approval was commenced on August 1, 2006 by Notice of Application in the Ontario Superior Court of Justice. The Notice of Application is set forth in Annex B to this Circular. On August 8, 2006, prior to the mailing of this Circular, the Interim Order was granted providing for the calling and holding of the Meeting and certain other procedural matters. A copy of the Interim Order is set forth in Annex C to this Circular.
      Following approval of the Arrangement by the Trizec Canada Shareholders, at a hearing scheduled for 10:00 a.m. (Toronto time) on September 14, 2006 in the Court at 393 University Avenue, Toronto, Ontario, an application will be made to the Court for the Final Order. The Court in hearing the motion for the Final Order will consider, among other things, the fairness and reasonableness of the Arrangement. See the heading “Principal Legal Matters — Court Approval and Completion of the Arrangement” in this Circular.
      Assuming that the Final Order is granted, and that the other conditions set forth in the Merger and Arrangement Agreement are satisfied or waived, the Articles of Arrangement will be filed with the CBCA Director to give effect to the Arrangement and all other arrangements and documents necessary to complete the Arrangement will be delivered as soon as reasonably practicable thereafter.
      Competition Act (Canada)
      Under the Competition Act, a Notifiable Transaction will require prior notice to the Commissioner unless the Commissioner issues an advance ruling certificate under section 102 of the Competition Act or waives the filing obligation in respect of the transaction. If a transaction is a Notifiable Transaction, it may not be completed until the applicable statutory waiting period of either 14 or 42 days has expired, or until the Commissioner has either issued an advance ruling certificate or, in lieu of issuing such certificate, has waived the filing obligation. However, the Commissioner’s review of a transaction may take longer than the statutory waiting period.
      The Arrangement is a Notifiable Transaction. Brookfield Properties filed a request for an advanced ruling certificate with the Commissioner on July 27, 2006 and received such certificate on August 2, 2006.

      Hart-Scott-Rodino Antitrust Improvements Act of 1976
      The HSR Act provides that transactions such as the Trizec Properties Merger may not be completed until certain information has been submitted to the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and certain waiting period requirements have been satisfied. On July 21, 2006, entities and individuals who are deemed to control Trizec Properties and Brookfield Properties under the HSR Act and related regulations filed a Notification and Report Form with such Antitrust Division and the U.S. Federal Trade Commission and requested an early termination of the waiting period. Early termination was granted by the relevant authorities on July 28, 2006.
Principal Canadian and U.S. Federal Income Tax Considerations
      The receipt of the Arrangement Consideration by Trizec Canada Shareholders as a result of the Arrangement will be a taxable transaction for Canadian and U.S. federal income tax purposes. The precise tax consequences of the Arrangement may depend on whether or not a Trizec Canada Shareholder is a Certifying Shareholder that makes the election to dispose of its Trizec Canada Shares to Trizec Canada pursuant to the Plan of Arrangement. In certain circumstances, as described under the headings “Principal Canadian Federal Income Tax Considerations” and “Principal U.S. Federal Income Tax Considerations” and in Question 4 under “Questions and Answers about the Meeting and the Arrangement”, an Eligible Person who does not elect to dispose of its Trizec Canada Shares to Trizec Canada as permitted under the Plan of Arrangement may suffer adverse tax consequences, and Trizec Canada Shareholders should consult their own tax advisors in this regard. Trizec Canada Shareholders should read the information under the headings “Principal Canadian Federal Income Tax Considerations” and “Principal U.S. Federal Income Tax Considerations” in this Circular for a more complete discussion of the Canadian and U.S. federal income tax consequences of the Arrangement.
Dissenting Shareholders’ Rights
      Holders of Subordinate Voting Shares who do not vote for the Arrangement Resolution will be granted Dissent Rights and may seek appraisal of the fair value of their Subordinate Voting Shares if the Arrangement is completed, but only if they comply with the Dissent Procedures under the CBCA, the terms of the Arrangement and the Interim Order, which are summarized under the heading “Dissenting Shareholders’ Rights” in this Circular. Under the PMC Support Agreement, P.M. Capital, the holder of all of the Multiple Voting Shares, has already agreed to vote for the Arrangement Resolution and therefore Dissent Rights are available only to holders of Subordinate Voting Shares. The appraisal amount that a Dissenting Shareholder could be entitled to receive following the exercise of his or her Dissent Rights could be more than, the same as, or less than the amount a holder of Subordinate Voting Shares would be entitled to receive under the terms of the Arrangement. A Trizec Canada Shareholder who wishes to exercise Dissent Rights must provide to Trizec Canada (at BCE Place, 181 Bay Street, Suite 3820, Box 800, Toronto, Ontario M5J 2T3, Attn: Corporate Secretary), prior to 5:00 p.m. (Toronto time) on the second business day immediately preceding the Meeting (or any postponement(s) or adjournment(s) thereof), a written objection to the Arrangement Resolution. Your failure to follow exactly the Dissent Procedures specified under the CBCA, as amended by the Interim Order and the terms of the Plan of Arrangement, will result in the loss of your Dissent Rights. If you are considering exercising Dissent Rights, we encourage you to seek the advice of your own legal counsel.

GLOSSARY OF TERMS
      Unless the context otherwise requires, when used in this Circular, the following terms and phrases shall have the following meanings:
“Acquisitionco” means 4162862 Canada Limited, a CBCA corporation and an affiliate of Brookfield Properties;
“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person;
“Arrangement” means the proposed arrangement involving Trizec Canada, its shareholders and Newco under the provisions of section 192 of the CBCA, on and subject to the terms and conditions set forth in the Plan of Arrangement and any amendments thereto;
“Arrangement Consideration” means (i) in respect of each Trizec Canada Share held by a Certifying Shareholder for which an election was made in the Letter of Transmittal to transfer such shares to Trizec Canada for cancellation, an amount equal to the sum of $30.97 plus the Quarterly Dividend Amount, and (ii) in respect of each other Trizec Canada Share and fractional Subordinate Voting Share issued in respect thereof pursuant to the Arrangement (other than any Subordinate Voting Share and fractional Subordinate Voting Share held by a Dissenting Shareholder), an amount equal to the sum of $30.97 plus the Quarterly Dividend Amount, which is the aggregate consideration payable in respect of each such Trizec Canada Share and fractional Subordinate Voting Share issued in respect thereof pursuant to the Arrangement;
“Arrangement Resolution” means the special resolution of the Trizec Canada Shareholders approving the Plan of Arrangement as required by the CBCA and the Interim Order, substantially in the form attached as Annex A to this Circular;
“Articles”, in reference to Trizec Canada, means the articles of amalgamation of Trizec Canada dated January 1, 2006;
“Articles of Arrangement” means the articles of arrangement of Trizec Canada in respect of the Arrangement in the form required by the CBCA to be sent to the Director upon issuance of the Final Order;
“Barrick” means Barrick Gold Corporation;
“Blackstone” means Blackstone Real Estate Partners V L.P., a Delaware limited partnership;
“Brookfield Properties” means Brookfield Properties Corporation, a CBCA corporation and an affiliate of Parent and Acquisitionco;
“Brookfield Properties Guarantee” means the guarantee granted by Brookfield Properties on June 5, 2006 in favour of the Trizec Related Entities, as described under the heading “Related Agreements — Brookfield Properties Guarantee”;
“Buyer Parties” means, collectively, Parent, Mergerco, Merger Operating Company and Acquisitionco;
“CBCA” means the Canada Business Corporations Act, as amended;
“CBCA Director” means the director appointed under the CBCA;
“Cdn.$” means the lawful currency of Canada;
“Certificate of Arrangement” means the certificate of arrangement to be issued under the CBCA giving effect to the Arrangement;
“Certifying Shareholder” means a Trizec Canada Shareholder (other than a Dissenting Shareholder) that has certified in its Letter of Transmittal that it, or a beneficial holder on whose behalf it holds Trizec Canada Shares, is an Eligible Person;
“Circular” means this management information circular, including all annexes attached hereto, and the documents incorporated by reference herein;
“Combined Superior Proposal” means an acquisition proposal that constitutes both a Trizec Canada Superior Proposal and a Trizec Properties Superior Proposal, where the amount by which such acquisition proposal is more favourable than the Arrangement and the Mergers, respectively, is substantially equivalent;
“Competition Act” means the Competition Act (Canada), as amended;
“Court” means the Ontario Superior Court of Justice;

“CRA” means the Canada Revenue Agency;
“Davies” means Davies Ward Phillips & Vineberg LLP, the legal advisors to Trizec Canada;
“Depositary” means CIBC Mellon Trust Company, in its capacity as depositary appointed by Trizec Canada in connection with the Arrangement for the purpose, amongst other things, of exchanging certificates representing Trizec Canada Shares for the Arrangement Consideration;
“Dissent Procedures” means the dissent procedures described under the heading “Dissenting Shareholders’ Rights” in this Circular;
“Dissent Rights” means the rights of dissent which each Dissenting Shareholder is entitled to exercise in respect of the Arrangement Resolution in compliance with the Dissent Procedures;
“Dissenting Shareholder” means a registered holder of Subordinate Voting Shares who complies with the Dissent Procedures;
“Effective Date” means the effective date of the Arrangement, being the date of effectiveness of the Certificate of Arrangement, expected to be on or about October 4 or 5, 2006 or such later date on which the conditions to the Arrangement have been met;
“Eligible Person” means any of (i) a registered or beneficial shareholder that acquired Subordinate Voting Shares on or after September 26, 2005 that is (v) a corporation resident in Canada for purposes of the Tax Act; (w) a corporation that holds its Trizec Canada Shares in the course of a business carried on in Canada; (x) a “life insurer” as defined in subsection 248(1) of the Tax Act; (y) a partnership of which a corporation, partnership or trust is a member; or (z) a trust of which a corporation, partnership or trust is a beneficiary and (ii) a registered or beneficial shareholder that is (u) an individual citizen or resident of the U.S., (v) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (w) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (x) a trust (A) that is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons as described in Section 7701(a)(30) of the Internal Revenue Code or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person, (y) a person that is subject to U.S. tax on dividends from the Trizec Canada Shares as income earned in connection with the conduct of a U.S. trade or business, or (z) a partnership that has a person described in clause (ii) of this definition as a member;
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;
“Exchangeable Debentures” means, collectively, the three series of exchangeable debentures of Trizec Canada, comprised of approximately $204.4 million principal amount floating rate debentures, Series 1999-1 and $204.4 million principal amount floating rate debentures, Series 1999-2, each maturing March 12, 2024, and approximately $275.0 million principal amount 3% exchangeable debentures maturing January 29, 2021;
“Final Order” means the final order of the Court made in connection with the approval of the Arrangement as such order may be varied or amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal;
“Full Termination Fee” has the meaning given to that term under the heading “The Merger and Arrangement Agreement — Termination Fee and Expenses” in this Circular;
“GAAP” means Canadian generally accepted accounting principles;
“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;
“Interim Order” means the interim order of the Court dated August 8, 2006 issued under Subsection 192(4) of the CBCA pursuant to the application of Trizec Canada providing, among other things, for declarations and directions with respect to the Arrangement and the Meeting, a copy of which is attached as Annex C to this Circular;
“Intermediary” has the meaning given to that term under the heading “Notice to Non-Registered Shareholders” in this Circular;
“Internal Revenue Code” means the U.S. Internal Revenue Code of 1986, as amended;
“IRS” means the U.S. Internal Revenue Service;
“Letter of Transmittal” means the letter of transmittal delivered to Trizec Canada Shareholders by Trizec Canada with this Circular for use by Trizec Canada Shareholders in connection with the Arrangement;

“Material Adverse Effect” means, with respect to Trizec Canada or Trizec Properties, an effect, event, development or change that is materially adverse to the assets, business, results of operations or financial condition of Trizec Canada, Trizec Properties and their respective subsidiaries, taken as a whole, other than any effect, event, development or change arising out of or resulting from (i) changes in conditions in the U.S., Canadian or global economy or capital or financial markets generally, including changes in interest or exchange rates, (ii) changes in general legal, tax, regulatory, political or business conditions that, in each case, generally affect the geographic regions or industries in which Trizec Properties, Trizec Properties’ subsidiaries and joint ventures, Trizec Canada and Trizec Canada’s subsidiaries conduct business (unless, and only to the extent, such effect, event, development or change affects such entity or entities in a materially disproportionate manner as compared to other persons or participants in the industries in which such entity or entities conduct their business and that operate in the geographic regions affected by such effect, event, development or change), (iii) changes in GAAP or U.S. generally accepted accounting principles, (iv) the negotiation, execution, announcement or performance of the Merger and Arrangement Agreement or the transactions contemplated therein or the consummation thereof, including the impact thereof on relationships, contractual or otherwise, with tenants, suppliers, vendors, lenders, investors, venture partners or employees, (v) acts of war, armed hostilities, sabotage or terrorism or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of June 5, 2006 (unless, and only to the extent, such effect, event, development or change affects such entity or entities in a materially disproportionate manner as compared to other persons or participants in the industries in which such entity or entities conduct their business and that operate in the geographic regions affected by such effect, event, development or change), (vi) earthquakes, hurricanes, floods or other natural disasters (unless, and only to the extent, such effect, event, development or change affects such entity or entities in a materially disproportionate manner as compared to other persons or participants in the industries in which such entity or entities conduct their business and that operate in the geographic regions affected by such effect, event, development or change), (vii) any suit, claim, action or proceedings brought, asserted or threatened by or on behalf of any holder or holders of capital stock or other equity interests in Trizec Canada, Trizec Properties or their respective subsidiaries arising out of or relating to the transactions contemplated by the Merger and Arrangement Agreement, or (viii) any action taken by the Trizec Related Entities at the request or with the consent of the Buyer Parties; provided that the mere fact of a decrease in the market price of the Trizec Properties Common Stock or the Subordinate Voting Shares will not, in and of itself, constitute a Material Adverse Effect, but any effect, event, development or change underlying such decrease will be considered in determining whether there has been a Material Adverse Effect;
“Meeting” means the special meeting of the Trizec Canada Shareholders to be held on September 12, 2006 to consider the Arrangement Resolution and any other business that may properly come before the special meeting, and any adjournment(s) or postponement(s) thereof;
“Meeting Materials” means this Circular, together with the Notice of Meeting, form of proxy and Letter of Transmittal accompanying it;
“Merger and Arrangement Agreement” means the agreement and plan of merger and arrangement agreement dated as of June 5, 2006 among each of the Trizec Related Entities and the Buyer Parties, a copy of which is attached as Annex D to this Circular, as amended by amendment no. 1 dated July 20, 2006, amendment no. 2 dated August 2, 2006, amendment no. 3 dated August 7, 2006 and as further amended, supplemented or otherwise modified from time to time;
“Merger Operating Company” means Grace OP LLC, a Delaware limited liability company formed in connection with the Mergers, and a wholly-owned subsidiary of Mergerco;
“Mergerco” means Grace Acquisition Corporation, a Delaware corporation formed in connection with the Mergers, and a wholly-owned subsidiary of Parent;
“Mergers” means, collectively, the Trizec Properties Merger and the Operating Company Merger;
“Multiple Voting Shares” means the multiple voting shares in the capital of Trizec Canada;
“Net Other Assets” means Trizec Canada’s assets and liabilities other than its interest in Trizec Properties, which consist primarily of cash and marketable securities;
“Newco” means a Nova Scotia unlimited liability company that will be an affiliate of, and to be formed and designated by, Brookfield Properties not later than five business days prior to the date of the Meeting for the purposes of completing the Arrangement, failing which Newco will be Acquisitionco;

“Non-Registered Shareholders” has the meaning given to that term under the heading “Notice to Non-Registered Shareholders” in this Circular;
“Notice of Meeting” means the notice of the Meeting accompanying this Circular;
“NYSE” means the New York Stock Exchange;
“Operating Company Merger” means the merger of Merger Operating Company with and into Trizec Operating Company, on the terms and subject to the conditions set forth in the Merger and Arrangement Agreement and in accordance with the applicable provisions of the Delaware Limited Liability Company Act;
“P.M. Capital” means P.M. Capital Inc., a corporation existing under the Business Corporations Act (Ontario) and wholly-owned by Mr. Peter Munk;
“Parent” means Grace Holdings LLC, a Delaware limited liability company newly formed by Brookfield in connection with the Mergers and to be jointly owned by affiliates of Brookfield Properties and Blackstone;
“Parent Material Adverse Effect” means any event, circumstance, change or effect that would reasonably be expected to prevent, or materially hinder or delay Parent, Mergerco or Acquisitionco from consummating the Trizec Properties Merger, the Arrangement or any of the other transactions contemplated by the Merger and Arrangement Agreement;
“Plan of Arrangement” means the plan of arrangement attached hereto as Annex G, as the same may be amended or varied from time to time in accordance therewith;
“PMC Support Agreement” means the support agreement dated as of June 5, 2006 entered into among Parent, Acquisitionco and P.M. Capital, pursuant to which P.M. Capital has agreed to vote all Trizec Canada Shares held by it for the Plan of Arrangement, as described under the heading “Related Agreements — PMC Support Agreement” in this Circular;
“Quarterly Dividend Amount” means an amount equal to $0.20 multiplied by the quotient obtained by dividing (i) the number of days between the last day of the quarter for which a full quarterly dividend on the Trizec Canada Shares has been declared and the Effective Date (including the Effective Date) by (ii) the total number of days in the quarter in which the Effective Date occurs;
“RBC” means RBC Dominion Securities Inc., a member company of RBC Capital Markets, the financial advisor to Trizec Canada;
“RBC Opinion” means the fairness opinion dated June 4, 2006 from RBC to the Trizec Canada Board in connection with the Arrangement, a copy of which is attached to this Circular as Annex E;
“Record Date” means August 3, 2006;
“REIT” means a real estate investment trust for U.S. federal income tax purposes;
“SEC” means the U.S. Securities and Exchange Commission;
“Subordinate Voting Shares” means the subordinate voting shares in the capital of Trizec Canada;
“subsidiary” of a specified person means a corporation, limited liability company, partnership, joint venture or other organization of which (i) such specified person or any other subsidiary of such specified person is a general partner, managing member or functional equivalent, (ii) voting power to elect a majority of the board of directors or others performing similar functions with respect to such organization is held by such specified person or by any one or more of the subsidiaries of such specified person or (iii) at least 50% of the equity interests is controlled, directly or indirectly, by such specified person; provided that references to subsidiaries of Trizec Canada do not include Trizec Properties or any of its subsidiaries;
“Tax Act” means the Income Tax Act (Canada), as amended;
“Transfer Agent” means CIBC Mellon Trust Company, in its capacity as transfer agent of Trizec Canada;
“Trizec Canada” means Trizec Canada Inc., a CBCA corporation;
“Trizec Canada Acquisition Proposal” means any proposal or offer for, whether in one transaction or a series of related transactions, any (i) sale or other disposition, directly or indirectly, by amalgamation, consolidation, share exchange or any similar transaction, of any assets of Trizec Canada or its subsidiaries representing 20% or more of the consolidated assets of Trizec Canada and its subsidiaries, (ii) issue, sale or other disposition by Trizec Canada of (including by way of plan of arrangement, amalgamation, consolidation, share exchange or any similar transaction)

securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the votes associated with the outstanding Trizec Canada Shares, (iii) take-over bid, tender offer or other offer or proposal pursuant to which any person or group of persons acting jointly or in concert within the meaning of Section 91 of the Securities Act (Ontario) proposes to acquire beneficial ownership (as determined in accordance with Part XX of the Securities Act (Ontario)) of Trizec Canada Shares representing 20% or more of the votes associated with the outstanding Trizec Canada Shares, or (iv) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided that a Trizec Canada Acquisition Proposal does not include the Trizec Properties Merger, the Arrangement or any of the other transactions contemplated by the Merger and Arrangement Agreement or any amalgamation, consolidation, business combination, reorganization, recapitalization or similar transaction solely among Trizec Canada and one or more of its subsidiaries or among such subsidiaries;
“Trizec Canada Board” means the board of directors of Trizec Canada;
“Trizec Canada Shareholders” means, collectively, the holders of Trizec Canada Shares;
“Trizec Canada Shares” means, collectively, the Subordinate Voting Shares and the Multiple Voting Shares;
“Trizec Canada Stock Options” means the outstanding options to purchase Subordinate Voting Shares governed by the Trizec Canada stock option plan;
“Trizec Canada Superior Proposal” means a Trizec Canada Acquisition Proposal (on its most recently amended and modified terms, if amended and modified) made by a third party (i) that relates to more than 50% of the Trizec Canada Shares or all or substantially all of the assets of Trizec Canada and its subsidiaries, taken as a whole, and (ii) which the Trizec Canada Board determines in its good faith judgment (after consultation with its outside financial and legal advisors) to be more favourable to the Trizec Canada Shareholders (in their capacities as shareholders) than the Arrangement from a financial point of view, and (iii) for which financing, to the extent required, is then committed or, in the good faith judgment of the Trizec Canada Board, is reasonably likely to be available;
“Trizec Canada Support Agreement” means the support agreement dated as of June 5, 2006 entered into between Parent and Trizec Canada, pursuant to which Trizec Canada has agreed to vote or cause to be voted all shares of Trizec Properties owned by it and its subsidiaries for the Trizec Properties Merger, as described under the heading “Related Agreements — Trizec Canada Support Agreement” in this Circular;
“Trizec Canada Termination Fee” has the meaning given to that term under the heading “The Merger and Arrangement Agreement — Termination Fee and Expenses” in this Circular;
“Trizec Operating Company” means Trizec Holdings Operating LLC, a Delaware limited liability company;
“Trizec Properties” means Trizec Properties, Inc., a Delaware corporation;
“Trizec Properties Acquisition Proposal” means any proposal or offer for, whether in one transaction or a series of related transactions, any (i) merger, consolidation or similar transaction involving Trizec Properties or any of its subsidiaries that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X adopted by the SEC but substituting 20% for references to 10% therein), (ii) sale or other disposition, directly or indirectly, by merger, consolidation, share exchange or any similar transaction, of any assets of Trizec Properties or its subsidiaries representing 20% or more of the consolidated assets of Trizec Properties and its subsidiaries, (iii) issue, sale or other disposition by Trizec Properties of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the votes associated with the outstanding voting equity securities of Trizec Properties, (iv) tender offer or exchange offer in which any person or “group” (as such term is defined under the Exchange Act) offers to acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the outstanding shares of Trizec Properties Common Stock, (v) transaction which is similar in form, substance or purpose to any of the foregoing transactions, provided that a Trizec Properties Acquisition Proposal does not include the Trizec Properties Merger, the Arrangement or any of the other transactions contemplated by the Merger and Arrangement Agreement, or (vi) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among Trizec Properties and one or more of its subsidiaries or among such subsidiaries;
“Trizec Properties Board” means the board of directors of Trizec Properties;
“Trizec Properties Common Stock” means the common stock of Trizec Properties;

“Trizec Properties Common Stockholders” means the holders of Trizec Properties Common Stock;
“Trizec Properties Convertible Stock” means the Class F convertible stock of Trizec Properties;
“Trizec Properties Merger” means the business combination through a merger of Mergerco with and into Trizec Properties, on the terms and subject to the conditions set forth in the Merger and Arrangement Agreement and in accordance with section 251 of the Delaware General Corporate Law;
“Trizec Properties Special Stock” means the special voting stock of Trizec Properties;
“Trizec Properties Superior Proposal” means a Trizec Properties Acquisition Proposal (on its most recently amended and modified terms, if amended and modified) made by a third party (i) that relates to more than 50% of the Trizec Properties Common Stock or all or substantially all of the assets of Trizec Properties and its subsidiaries, taken as a whole, (ii) which the Trizec Properties Board (or a special committee thereof) determines in its good faith judgment (after consultation with its outside financial and legal advisors) to be more favourable to the stockholders of Trizec Properties (in their capacities as stockholders) than the Trizec Properties Merger from a financial point of view, and (iii) for which financing, to the extent required, is then committed or, in the good faith judgment of the Trizec Properties Board, is reasonably likely to be available;
“Trizec Properties Termination Fee” has the meaning given to that term under the heading “The Merger and Arrangement Agreement — Termination Fee and Expenses” in this Circular;
“Trizec Properties Warrants” means warrants entitling the holders thereof to purchase shares of Trizec Properties Common Stock;
“Trizec Related Entities” means, collectively, Trizec Canada, Trizec Properties and Trizec Operating Company;
“TSX” means the Toronto Stock Exchange;
“U.S.” means the United States of America;
“U.S. Holder” means a beneficial holder of Subordinate Voting Shares that is (i) an individual citizen or resident of the U.S., (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) that is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons as described in Section 7701(a)(30) of the Internal Revenue Code or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person;
“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and
“Voting Trust Agreement” means the voting trust agreement dated as of April 23, 2002 among P.M. Capital, Mr. Peter Munk, Trizec Canada and CIBC Mellon Trust Company, as trustee, respecting the Multiple Voting Shares.
CURRENCY EXCHANGE RATES
      Except where otherwise indicated, all dollar amounts set forth in this Circular are expressed in U.S. dollars and “$” and “US$” shall mean U.S. dollars. The following table sets forth (i) the noon rates of exchange for the Canadian dollar, expressed in Canadian dollars per U.S. dollar, in effect at the end of the periods indicated, (ii) the average noon exchange rates for such periods, and (iii) the high and low noon exchange rates during such periods, based on the rates quoted by the Bank of Canada.

	January 1	Year Ended December 31,
	2006 through
Canadian Dollar per U.S. Dollar	July 31, 2006	2005	2004	2003

Noon rate at end of period	1.1309	1.1659	1.2036	1.2924
Average noon rate for period	1.1369	1.2116	1.3015	1.4015
High for period	1.1726	1.2704	1.3968	1.5747
Low for period	1.1099	1.1507	1.1774	1.2924
      On August 8, 2006, the rate of exchange based on the noon rate as quoted by the Bank of Canada was Cdn.$1.1204 equals US$1.00.

NOTICE TO U.S. SHAREHOLDERS
      The solicitation of proxies and the Arrangement involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. The proxy rules under the Exchange Act are not applicable to Trizec Canada or this solicitation and therefore this solicitation is not being effected in accordance with such securities laws. This Circular has been prepared by Trizec Canada in accordance with the disclosure requirements of Canada. Trizec Canada Shareholders should be aware that such requirements are different from those of the U.S. In connection with the Trizec Properties Merger, Trizec Properties filed a definitive proxy statement with the SEC on August 8, 2006.
      Some of the financial information of Trizec Canada which is included or incorporated by reference herein has been prepared in accordance with GAAP, which differ from U.S. generally accepted accounting principles in certain material respects, and is subject to Canadian auditing and auditor independence standards and, thus, may not be comparable to financial information presented by U.S. companies. Trizec Canada Shareholders should note, however, that Trizec Canada prepares a reconciliation of Canadian and U.S. generally accepted accounting principles, as set forth in Exhibit 99.4 to Trizec Canada’s Form 40-F filed with the SEC on March 17, 2006.
      The enforcement by Trizec Canada Shareholders of civil liabilities under U.S. securities laws may be affected adversely by the fact that Trizec Canada, Newco and other persons referred to in this Circular are or will be incorporated under the laws of a jurisdiction other than the U.S., that some or all of their respective officers and directors are residents of countries other than the U.S., that some or all of the experts named in this Circular may be residents of countries other than the U.S., and that a portion of the assets of Trizec Canada, Newco and other persons referred to in this Circular are or will be located outside the U.S.
      The Merger and Arrangement Agreement has not been approved or disapproved by the SEC or by any U.S. state securities commission, nor has the SEC or any U.S. state securities commission passed upon the merits or fairness of the Merger and Arrangement Agreement or passed upon the adequacy or accuracy of the information contained in this Circular. Any representation to the contrary is unlawful.
FORWARD-LOOKING STATEMENTS
      Information both included and incorporated by reference in this Circular may contain forward-looking statements relating to the business and financial outlook of the Trizec Related Entities based on the current expectations, estimates, forecasts and projections of the Trizec Related Entities. Forward-looking statements, which are based on various assumptions and describe future plans, strategies and expectations, are generally identified by the use of words such as “intend”, “plan”, “may”, “should”, “will”, “project”, “estimate”, “anticipate”, “believe”, “expect”, “continue”, “potential”, “opportunity” and similar expressions, whether in the negative or affirmative. The Trizec Related Entities cannot guarantee that these plans, strategies or expectations will be achieved, including completing the Arrangement or the Mergers on the terms summarized in this Circular. All statements regarding the expected financial position, business and financing plans of the Trizec Related Entities are forward-looking statements. Factors which could have a material adverse effect on operations and future prospects of the Trizec Related Entities or the completion of the Arrangement and the Mergers include, but are not limited to:

(a)	the satisfaction of the conditions to consummate the Mergers and the Arrangement, including the adoption of the Merger and Arrangement Agreement by stockholders of Trizec Properties and the approval of the Arrangement Resolution by Trizec Canada Shareholders;

(b)	the actual terms of certain financings that will be obtained for the Mergers and the Arrangement;

(c)	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger and Arrangement Agreement;

(d)	the outcome of the legal proceedings that have been or may be instituted against Trizec Properties or Trizec Canada following announcement of the Mergers and the Arrangement;

(e)	the failure of the Mergers or the Arrangement to close for any other reason;

(f)	the amount of the costs, fees, expenses and charges related to the Mergers and the Arrangement;

(g)	changes in national and local economic conditions, including those economic conditions in the seven core markets of Trizec Properties;

(h)	the extent, duration and strength of any economic recovery;

(i)	Trizec Properties’ ability to maintain occupancy and to timely lease or re-lease office space;

(j)	the extent of any bankruptcies and insolvencies of tenants of Trizec Properties;

(k)	Trizec Properties’ ability to sell its non-core office properties in a timely manner;

(l)	Trizec Properties’ ability to acquire office properties selectively in its core markets;

(m)	Trizec Properties’ ability to integrate and realize the full benefits from its acquisitions, including its recently completed acquisition of certain office properties and undeveloped land parcels that were formerly owned by Arden Realty, Inc.;

(n)	Trizec Properties’ ability to maintain REIT qualification;

(o)	changes to U.S. tax laws that affect REITs;

(p)	material increases in the amount of special dividends payable by Trizec Properties to affiliates of Trizec Canada on shares of Trizec Properties Special Stock as a result of increases in the applicable cross-border withholding tax rates;

(q)	Canadian tax laws that affect treatment of investment in U.S. real estate companies;

(r)	the competitive environment in which Trizec Properties operates;

(s)	the cost and availability of debt and equity financing to Trizec Properties;

(t)	the effect of any impairment charges associated with changes in market conditions;

(u)	the sale or other disposition of Trizec Properties Common Stock owned by Trizec Canada and its subsidiaries;

(v)	Trizec Properties’ ability to obtain, at a reasonable cost, adequate insurance coverage for catastrophic events, such as earthquakes and terrorist acts;

(w)	the possibility of changes in law adverse to Trizec Canada; and

(x)	other risks and uncertainties detailed from time to time in public filings made by Trizec Properties and Trizec Canada.
      These risks and uncertainties, along with the risk factors discussed under (i) “Item 1A. — Risk Factors” in the Form 10-K of Trizec Properties filed with the SEC for the year ended December 31, 2005 and its quarterly report on Form 10-Q filed with the SEC for the quarter ended March 31, 2006 and (ii) “Risk Factors” in the Trizec Canada renewal annual information form dated March 16, 2006, should be considered in evaluating the Arrangement and the other transactions described in this Circular and any forward-looking statements contained herein. All forward-looking statements speak only as of the date of this Circular and none of the Trizec Related Entities assumes any duty to update such statements. All subsequent written and oral forward-looking statements attributable to Trizec Canada or Trizec Properties or any person acting on their behalf are qualified by the cautionary statements in this section.
INFORMATION CONTAINED IN THIS CIRCULAR
      Information in this Circular is given as at August 8, 2006 unless otherwise indicated. It is anticipated that copies of the Meeting Materials will be distributed to Trizec Canada Shareholders on or about August 15, 2006.
      All information relating to Brookfield Properties, Parent, Mergerco, Merger Operating Company, Acquisitionco and Newco and their respective subsidiaries and affiliates contained in this Circular has been provided to Trizec Canada by Brookfield Properties and all information relating to Blackstone has been provided to Trizec Canada by Blackstone. The Trizec Canada Board has relied upon this information without having made independent inquiries as to the accuracy or completeness thereof; however, it has no reason to believe that such information is misleading or inaccurate.
      All information relating to Trizec Properties and Trizec Operating Company contained in this Circular has been provided to Trizec Canada by Trizec Properties. The Trizec Canada Board has relied upon this information without having made independent inquiries as to the accuracy or completeness thereof; however, it has no reason to believe that such information is misleading or inaccurate.
      No person is authorized to give any information or make any representation not contained or incorporated by reference in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither the delivery of this Circular nor any distribution referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Circular.
NOTICE TO NON-REGISTERED SHAREHOLDERS
      The Meeting Materials are being sent to both registered and non-registered beneficial holders of Trizec Canada Shares. Only registered Trizec Canada Shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. A person (a “Non-Registered Shareholder”) who beneficially owns Trizec Canada Shares through an intermediary (an “Intermediary”) such as a broker, investment dealer, bank, trust company, trustee or administrator is not a registered Trizec Canada Shareholder. There are two kinds of Non-Registered Shareholders — those who object to their name being made known to Trizec Canada (called OBOs or objecting beneficial owners) and those who do not object to Trizec Canada knowing who they are (called NOBOs or non-objecting beneficial owners). Provided Trizec Canada complies with the applicable provisions of Canadian securities legislation, Trizec Canada can request and obtain a list of its NOBOs from Intermediaries via the Transfer Agent. Trizec Canada has decided to take advantage of those provisions of securities legislation that permit it to directly deliver the Meeting Materials to its NOBOs. If you are a Non-Registered Shareholder and Trizec Canada or its agent has sent these materials directly to you, your name and address and information about your holdings of Trizec Canada Shares have been obtained in accordance with applicable securities legislation from the Intermediary holding the Trizec Canada Shares on your behalf.
      In accordance with applicable securities laws, Trizec Canada is distributing copies of the Meeting Materials to clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either (i) be sent by the Intermediary a pre-signed form of proxy for the number of Trizec Canada Shares beneficially owned by the Non-Registered Shareholder, which must be completed by the Non-Registered Shareholder, or (ii) receive a request for voting instruction form which must be completed and signed by the Non-Registered Shareholder. The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Trizec Canada Shares they beneficially own. Every Intermediary has its own mailing procedures and provides its own signing and return instructions. Non-Registered Shareholders should carefully follow the instructions of their Intermediary to ensure that their Trizec Canada Shares are voted at the Meeting in accordance with their instructions. Non-Registered Shareholders should contact their Intermediary for instructions and assistance in surrendering the Trizec Canada Shares beneficially held by such Non-Registered Shareholders.

QUESTIONS AND ANSWERS ABOUT THE MEETING
AND THE ARRANGEMENT
      The following questions and answers address briefly some questions you may have regarding the Meeting and the proposed Arrangement involving Trizec Canada and the proposed Trizec Properties Merger. These questions and answers may not address all questions that may be important to you as a Trizec Canada Shareholder. Please refer to the more detailed information contained elsewhere in this Circular, as well as the additional documents attached hereto or incorporated by reference herein, including the Merger and Arrangement Agreement reproduced as Annex D to this Circular and the Plan of Arrangement reproduced as Annex G to this Circular. Certain capitalized terms used in the following questions and answers are defined in the Glossary on pages 10 to 15 of this Circular.

1.	What is the proposed transaction?
      The proposed transaction is the acquisition of Trizec Canada by an affiliate of Brookfield Properties and the acquisition of Trizec Properties and Trizec Operating Company by a subsidiary of an entity to be jointly owned by Brookfield Properties and Blackstone pursuant to the Merger and Arrangement Agreement. If Trizec Canada Shareholders approve the Arrangement Resolution and the other closing conditions under the Merger and Arrangement Agreement have been satisfied or waived, including the adoption of the Merger and Arrangement Agreement by the Trizec Properties Common Stockholders and the issuance of the Final Order by the Court, (i) Trizec Canada will acquire for cancellation the Trizec Canada Shares held by Certifying Shareholders that have elected in their Letter of Transmittal to have their Trizec Canada Shares dealt with in this manner and (ii) Trizec Canada will pay to all remaining Trizec Canada Shareholders a capital gains dividend to be satisfied by the issuance in respect of each outstanding Trizec Canada Share of a fractional Subordinate Voting Share, following which Newco will acquire all of the remaining outstanding Trizec Canada Shares, including those issued pursuant to the share dividend to remaining Trizec Canada Shareholders pursuant to the Arrangement. In addition, pursuant to the Trizec Properties Merger, Mergerco will merge with and into Trizec Properties, with Trizec Properties surviving the merger, resulting in Parent owning all of the outstanding Trizec Properties Common Stock not owned by Trizec Canada and its subsidiaries. In addition, Merger Operating Company will merge with and into Trizec Operating Company, with Trizec Operating Company surviving the merger and continuing to exist as a subsidiary of Trizec Properties. After the consummation of the Mergers and the Arrangement, Parent will own approximately 61.9% of the outstanding shares of Trizec Properties Common Stock, and Newco will own, indirectly through its 100% ownership of the outstanding shares of Trizec Canada, the remaining outstanding shares of Trizec Properties. The Mergers are expected to occur on the same day as the Arrangement. For additional information about the Mergers and the Arrangement, please review the Merger and Arrangement Agreement attached hereto as Annex D and the Plan of Arrangement attached hereto as Annex G. We encourage you to read the Merger and Arrangement Agreement and the Plan of Arrangement carefully and in their entirety, as they are the principal documents governing the Arrangement and the Mergers.

2.	As a Trizec Canada Shareholder, what will I receive as a result of the Arrangement?
      Trizec Canada Shareholders that are Certifying Shareholders will receive in the Arrangement, for each Trizec Canada Share such Certifying Shareholder elects to have transferred to Trizec Canada for cancellation in the Letter of Transmittal, consideration in an amount equal to the sum of $30.97 in cash plus the Quarterly Dividend Amount. In respect of all other Trizec Canada Shares (other than those held by Dissenting Shareholders), Trizec Canada Shareholders will receive in the Arrangement (i) on each Trizec Canada Share a capital gains dividend, which dividend will be satisfied by the issuance of a fractional Subordinate Voting Share, and (ii) for each Trizec Canada Share together with the fractional Subordinate Voting Share issued in connection therewith, aggregate consideration in an amount equal to the sum of $30.97 plus the Quarterly Dividend Amount. The $30.97 component of the Arrangement Consideration represents $29.01 attributable to Trizec Properties Common Stock that Trizec Canada and its subsidiaries own plus an additional $1.96, which represents the agreed value of Trizec Canada’s Net Other Assets. Payment of the Arrangement Consideration will be made without interest and less applicable withholding taxes.

3.	Is the Arrangement Consideration expected to be taxable to Trizec Canada Shareholders?
      Yes. The receipt of the Arrangement Consideration by Trizec Canada Shareholders as a result of the Arrangement will be a taxable transaction for Canadian and U.S. federal income tax purposes. The precise tax consequences of the Arrangement may depend on whether or not you are a Certifying Shareholder that makes the election to dispose of its Trizec Canada Shares to Trizec Canada pursuant to the Plan of Arrangement. In certain circumstances, as described under the headings “Principal Canadian Federal Income Tax Considerations” and “Principal U.S. Federal Income Tax Considerations” and in Question 4 below, an Eligible Person who does not elect to dispose of its Trizec Canada Shares to Trizec Canada as permitted under the Plan of Arrangement may suffer adverse tax consequences, and holders of Subordinate Voting Shares should consult their own tax advisors in this regard. You should read the information under the headings “Principal Canadian Federal Income Tax Considerations” and “Principal U.S. Federal Income Tax Considerations” in this Circular for a more complete discussion of the Canadian and U.S. federal income tax consequences of the Arrangement. Tax matters can be complicated, and the tax consequences of the Arrangement to you will depend on your particular tax situation. You are urged to consult your professional tax advisor regarding the tax consequences of the Arrangement to you.

4.	What are the consequences of being a Certifying Shareholder and Disposing of Trizec Canada Shares to Trizec Canada?
      Under the Plan of Arrangement, Trizec Canada Shareholders (other than Certifying Shareholders for Trizec Canada Shares they have elected to have transferred to Trizec Canada for cancellation) will receive a dividend of $7.50 per Trizec Canada Share. This dividend will be paid by the issuance of a fractional Subordinate Voting Share for each Trizec Canada Share. (The precise fraction of a Subordinate Voting Share will depend on the actual amount of the Quarterly Dividend Amount which is not determinable at this time; by way of example, if the Quarterly Dividend Amount is assumed to be $0.01, the dividend will be paid by the issuance of approximately 0.3194 of a Subordinate Voting Share for each Trizec Canada Share.) Under the Plan of Arrangement, each outstanding Trizec Canada Share on which the dividend is paid, together with the fractional Subordinate Voting Share issued as a dividend, will be sold for the Arrangement Consideration (using the foregoing example, representing a sale price of approximately $23.48 per Trizec Canada Share after giving effect to such share dividend). The fraction of a Subordinate Voting Share and the sale price per Trizec Canada Share (after giving effect to the share dividend) will depend on the actual Quarterly Dividend Amount on the Effective Date. The Canadian dollar equivalent of the per share sale price, net of any reasonable costs of disposition, may be less than a Trizec Canada Shareholder’s adjusted cost base in a Trizec Canada Share, resulting in a loss on the disposition of the Trizec Canada Share for purposes of the Tax Act. (For this purpose, the Subordinate Voting Shares issued on the payment of the dividend must be taken into account in determining a Trizec Canada Shareholder’s adjusted cost base in its Subordinate Voting Shares.) In certain circumstances this loss may be denied to the extent the Trizec Canada Shareholder received dividends (including any ordinary course dividend declared and paid to Trizec Canada Shareholders after the date hereof, but not including the dividend paid in Subordinate Voting Shares as part of the Plan of Arrangement) on the Trizec Canada Share. To avoid this potential result, Trizec Canada Shareholders who qualify as Eligible Persons may elect, by returning to the Depositary (as soon as possible but no later than 5:00 p.m. (Toronto time) on September 29, 2006) a duly completed Letter of Transmittal reflecting such election together with the share certificate(s) representing their Trizec Canada Shares, to dispose of their existing Trizec Canada Shares pursuant to the Plan of Arrangement immediately prior to the payment of the capital gains dividend, for a sale price of $30.97 plus the Quarterly Dividend Amount. Trizec Canada Shareholders who will not have a loss on the disposition of their Trizec Canada Shares, taking into account the matters described above, or who, at the effective time of the Plan of Arrangement, have not received dividends on their Trizec Canada Shares will not be subject to these loss denial rules under the Tax Act. Trizec Canada Shareholders should consult their own tax advisors regarding whether they are entitled to elect, and would benefit from electing, to dispose of their Trizec Canada Shares to Trizec Canada pursuant to the Arrangement.
      Under the Plan of Arrangement, U.S. Holders (other than Certifying Shareholders for Trizec Canada Shares they have elected to have transferred to Trizec Canada for cancellation) will also receive the capital gains dividend described above. Although the matter is not free from doubt, Trizec Canada intends to treat the distributions of fractional Subordinate Voting Shares as part of the Arrangement as a non-taxable event for U.S. federal income tax purposes. It is possible, however, that the U.S. Internal Revenue Service could attempt to treat this distribution as a taxable dividend under Section 305 of the Internal Revenue Code. In this eventuality, if a U.S. Holder recognized a capital loss on the exchange of its remaining Subordinate Voting Shares to Newco as part of the Arrangement, its ability to use this loss to offset any potential income inclusion if the distribution was treated as a taxable dividend could be limited. To avoid any potential uncertainty regarding the proper treatment of the distribution of fractional Subordinate Voting Shares, Trizec U.S. Holders who qualify as Eligible Persons may elect, by returning to the Depositary (as soon as possible but no later than 5:00 p.m. (Toronto time) on September 29, 2006) a duly completed Letter of Transmittal reflecting such election together with the share certificate(s) representing their Trizec Canada Shares, to dispose of their existing Trizec Canada Shares pursuant to the Plan of Arrangement immediately prior to the payment of the capital gains dividend described above, for a per share sale price of $30.97 plus the Quarterly Dividend Amount. U.S. Holders should consult their own tax advisors regarding whether they would benefit from electing to dispose of their Trizec Canada Shares to Trizec Canada pursuant to the Arrangement.
      Trizec Canada Shareholders should consult the information under the headings “Principal Canadian Federal Income Tax Considerations” and “Principal U.S. Federal Income Tax Considerations” in this Circular for a more complete discussion of the Canadian and U.S. federal income tax consequences of the Arrangement.

5.	Will Certifying Shareholders receive more or less aggregate consideration than Trizec Canada Shareholders who do not make the election?
      No. The aggregate cash consideration receivable under the Arrangement by a Trizec Canada Shareholder will be the same whether it makes the election as a Certifying Shareholder to dispose of its Trizec Canada Shares to Trizec Canada or whether its Trizec Canada Shares are acquired by Newco.

6.	I hold Trizec Canada Stock Options. What will I receive in the Arrangement?
      For each outstanding Trizec Canada Stock Option you hold, you will receive cash in the amount by which (i) the sum of $30.97 plus the Quarterly Dividend Amount exceeds (ii) the U.S. dollar equivalent (determined by the noon exchange rate of the Bank of Canada on the business day immediately preceding the Effective Date) of the price at which such Trizec Canada Stock Option may be exercised, and such option will be cancelled. If the U.S. dollar equivalent of the exercise price of an option is equal to or greater than the amount described above, such option will be cancelled for no consideration. Payment of the consideration to holders of Trizec Canada Stock Options entitled thereto will be made without interest and less applicable withholding taxes.

7.	How does the $30.97 component of the Arrangement Consideration compare to the market price of the Subordinate Voting Shares?
      Based on the closing rate of exchange of 1.1009 as quoted by the Bank of Canada on June 2, 2006, the last trading day before the public announcement of the Merger and Arrangement Agreement, the $30.97 component of the Arrangement Consideration equates to approximately Cdn.$34.09, which represents an approximate 30% premium over the closing price of the Subordinate Voting Shares on the TSX on such date and an approximate 35% premium over the average closing price of the Subordinate Voting Shares on the TSX for the ten trading days ended June 2, 2006. RBC has reviewed the publicly available historical trading prices for the Subordinate Voting Shares, as reported by the TSX, and noted that over the 12-month period ended June 2, 2006, the low price was Cdn.$21.01 per Subordinate Voting Share and the high price was Cdn.$29.00 per Subordinate Voting Share, which also represents the all-time high share price for the Subordinate Voting Shares since May 8, 2002, the date on which the Subordinate Voting Shares were admitted for listing on the TSX.

8.	Will I receive any regular quarterly dividends with respect to the Trizec Canada Shares that I own?
      Yes. Trizec Canada anticipates that the Arrangement will be completed in the fourth quarter of 2006, and Trizec Canada Shareholders will receive the regular quarterly dividend in respect of the third quarter of 2006. In addition, the Arrangement Consideration includes a Quarterly Dividend Amount equal to a pro rata portion of the unpaid regular quarterly dividend payable on Trizec Canada Shares and allocable to the quarter in which the Arrangement closes. Under the Merger and Arrangement Agreement, prior to the Effective Date Trizec Canada is permitted to continue to declare and pay regular quarterly dividends of up to $0.20 per Trizec Canada Share. Trizec Canada currently expects to declare a dividend with respect to the third quarter with a record date on or about September 28, 2006.

9.	The press release announcing the transaction indicated that holders of Trizec Canada Shares may be given an option to receive a portion of the consideration under Arrangement in the form of preferred shares of Brookfield Properties. Is this option being made available?
      No. Brookfield Properties has determined that an option to receive a portion of the consideration under the Arrangement in the form of preferred shares of Brookfield Properties will not be made available.

10.      What currency will the Arrangement Consideration be paid in?
      The Arrangement Consideration will be denominated in U.S. dollars and not Canadian dollars.

11.	What will the Trizec Properties Common Stockholders receive as a result of the Merger?
      Trizec Properties Common Stockholders, other than Trizec Canada, its subsidiaries, Parent, Mergerco and holders who are entitled to and properly exercise appraisal rights under Delaware law, will receive for each share of Trizec Properties Common Stock that they own at the effective time of the Trizec Properties Merger, one share of redeemable preferred stock, which will be redeemed immediately after the Trizec Properties Merger, without any action by the Trizec Properties Common Stockholders, for $29.01 in cash plus an additional cash amount equal to a pro rata portion of the unpaid regular quarterly dividends payable on Trizec Properties Common Stock up to the date on which the Trizec Properties Merger closes, in each case without interest and less applicable withholding taxes.

12.	Will my vote be required in connection with the Mergers?
      No. The Mergers are not being voted on by Trizec Canada Shareholders. Accordingly, unless you hold shares of Trizec Properties Common Stock, you will not be entitled to vote on the Mergers nor is your vote being sought by this Circular, and you will not receive the consideration payable in connection with the Mergers.
      If you hold shares of Trizec Properties Common Stock, however, Trizec Properties will mail to you a separate proxy statement regarding the Trizec Properties Merger. This Circular does not constitute any solicitation of votes in respect of the Trizec Properties Merger. Information about the Mergers and Trizec Properties is being provided in this Circular only to the extent that it is relevant to, and to assist your understanding of, the Arrangement and the Merger and Arrangement Agreement.

13.	When do you expect the Arrangement to be completed?
      Trizec Canada is working toward completing the Arrangement as quickly as possible and anticipates that it will be completed during the fourth quarter of 2006. If Trizec Canada Shareholders vote to approve the Arrangement Resolution, Trizec Properties Common Stockholders vote to adopt the Merger and Arrangement Agreement and the other conditions to the Arrangement and the Mergers are satisfied or waived, it is anticipated that the Arrangement will become effective as soon as practicable following the Meeting and is expected to occur between the tenth and twentieth business day following the issuance of the Final Order.

14.	If the Arrangement is completed, when can I expect to receive the Arrangement Consideration for my Trizec Canada Shares?
      Provided that you have completed the Letter of Transmittal accompanying this Circular and you have validly deposited your Trizec Canada Shares as provided therein, promptly following the completion of the Arrangement, the Depositary will forward or hold for pick up your Arrangement Consideration, as you have instructed pursuant to the Letter of Transmittal.

15.	When and where is the Meeting?
      The Meeting will take place on September 12, 2006 at 11:00 a.m. (Toronto time), at The Design Exchange, Patty Watt Room, 234 Bay Street, Toronto, Ontario.

16.	Who can attend and vote at the Meeting and what is the quorum for the Meeting?
      All Trizec Canada Shareholders of record as of the close of business on August 3, 2006, the Record Date for the Meeting, are entitled to receive notice of and attend the Meeting or any adjournments or postponements thereof. As of the Record Date, there were 52,400,097 Subordinate Voting Shares and 7,522,283 Multiple Voting Shares outstanding and entitled to vote at the Meeting. For more information, see the headings “Information Concerning Trizec Canada — Description of Trizec Canada Shares” and “ Information Concerning Trizec Canada — Voting Trust Agreement” in this Circular.
      The Meeting Materials are being sent to both registered and non-registered beneficial holders of Trizec Canada Shares. Only registered Trizec Canada Shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. However, in accordance with applicable securities laws, Trizec Canada is also distributing copies of the Meeting Materials to certain brokers, investment dealers, banks, trust companies and other Intermediaries for onward distribution to Non-Registered Shareholders. Non-Registered Shareholders can direct their Intermediaries to vote the Trizec Canada Shares beneficially owned by such Non-Registered Shareholders in accordance with their instructions. If you are a Non-Registered Shareholder and your Trizec Canada Shares are held on your behalf in the name of an Intermediary, please see the heading “Notice to Non-Registered Shareholders” in this Circular.
      The presence, in person or by proxy, of at least two persons entitled to vote and holding at least 15% of the total number of issued and outstanding voting shares is necessary for a quorum at the Meeting. The failure of any Trizec Canada Shareholder to receive notice of the Meeting does not deprive such shareholder of a vote at the Meeting.

17.	What vote of Trizec Canada Shareholders is required in connection with the approval of the Arrangement Resolution?
      The approval of the Arrangement Resolution requires the affirmative vote of 66 2/3% of the votes cast by Trizec Canada Shareholders represented in person or by proxy and entitled to vote at the Meeting, with the Subordinate Voting Shares voting on a one-vote-per-share basis and the Multiple Voting Shares being entitled, in accordance with the Articles of Trizec Canada and the Voting Trust Agreement, to vote a simple majority of all votes entitled to be cast on the matter by all holders of voting securities of Trizec Canada in the aggregate.

18.	What is required to adjourn the Meeting?
      The Interim Order provides that Trizec Canada, if it deems advisable, may adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of Trizec Canada Shareholders respecting the adjournment or postponement. Notice of any such adjournment or postponement will be given by press release, newspaper advertisement, or by one of the other methods permitted by the Interim Order, as determined to be the most appropriate method of communication by the Trizec Canada Board.

19.	How does the Trizec Canada Board recommend that I vote?
      After careful consideration by the Trizec Canada Board (with Mr. Peter Munk recusing himself), the Trizec Canada Board has concluded that the Arrangement is in the best interests of Trizec Canada and is fair to Trizec Canada Shareholders. Accordingly, the Trizec Canada Board recommends that Trizec Canada Shareholders vote FOR the Arrangement Resolution. For a description of the factors considered by the Trizec Canada Board in reaching its conclusions, see the heading “Reasons for the Arrangement and Recommendations of the Trizec Canada Board” in this Circular.

20.	Do any of Trizec Canada’s senior officers and directors have any interest in the Arrangement or the Mergers?
      Yes. Certain senior officers and directors of Trizec Canada may have interests in the Arrangement and the Mergers that are different from, or in addition to, those of Trizec Canada Shareholders, including the consideration that they would receive in connection with the Arrangement and the Mergers with respect to their Trizec Canada Stock Options and Trizec Properties Warrants. Further, certain senior officers are entitled to severance payments and benefits following the Arrangement.
      Mr. Peter Munk, the chairman and chief executive officer of Trizec Canada, as an indirect holder of Trizec Canada Shares and holder of Trizec Canada Stock Options, will receive the Arrangement Consideration with respect to such shares and options in connection with the Arrangement, and certain of Trizec Canada’s other directors and senior officers also own Subordinate Voting Shares and Trizec Canada Stock Options in respect of which they will receive the Arrangement Consideration. See the heading “The Arrangement — Interests of Directors and Senior Officers in the Arrangement and Related Transactions” in this Circular for additional information about possible interests that senior officers and directors of Trizec Canada may have in the Arrangement and the Mergers that are different than, or in addition to, those of other Trizec Canada Shareholders.

21.	How do I cast my vote?
      If you are a registered Trizec Canada Shareholder, there are two ways to vote your Trizec Canada Shares. You may vote in person at the Meeting or you may vote by submitting your proxy by mail in accordance with the instructions contained in the enclosed form of proxy.
      To ensure effectiveness, proxies must be validly executed (if a Trizec Canada Shareholder is not an individual, it must have the proxy executed by a duly authorized officer or properly appointed attorney) and must be received by mail addressed to CIBC Mellon Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, by

hand delivery to CIBC Mellon Trust Company, 320 Bay Street, Toronto, Ontario M5H 4A6 or by fax to CIBC Mellon Trust Company at (416) 368-2502 or 1-800-781-3111, in each case prior to 5:00 p.m. (Toronto time) on Friday, September 8, 2006 or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed Meeting is convened. An undated but executed proxy will be deemed to be dated the date of this Circular.
      If you are a Non-Registered Shareholder and your Trizec Canada Shares are held on your behalf in the name of an Intermediary, please see the heading “Notice to Non-Registered Shareholders” in this Circular. Should a Non-Registered Shareholder who receives either a form of proxy or a voting instruction form from its Intermediary wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form provided by an Intermediary, follow the instructions on the form.

22.	What will happen if I abstain from voting or fail to vote?
      If you abstain from voting or fail to vote, the votes represented by your Trizec Canada Shares will not be taken into account in determining whether the Arrangement Resolution has been approved by the requisite majority.

23.	How will proxy holders vote my Trizec Canada Shares?
      Trizec Canada Shares represented by properly executed proxies will be voted in accordance with the instructions of the Trizec Canada Shareholder on any ballot that may be called for and, if the Trizec Canada Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, Trizec Canada Shares represented by properly executed proxies will be voted accordingly. If no choice is specified with respect to such matter, the persons designated in the accompanying form of proxy will vote FOR the Arrangement Resolution. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting. At the date of this Circular, the management of Trizec Canada knows of no such amendments, variations or other matters that may come before the Meeting.
      The persons named in the form of proxy accompanying this Circular are representatives of management of Trizec Canada and are directors or officers of Trizec Canada. A Trizec Canada Shareholder has the right to appoint a person (who need not be a Trizec Canada Shareholder) to represent the Trizec Canada Shareholder at the Meeting other than the persons designated in the accompanying form of proxy. Such right may be exercised by inserting the name of such person in the blank space provided in the form of proxy.

24.	Can I change my vote after I have mailed my form of proxy?
      Yes. In addition to revocation in any other manner permitted by law, a Trizec Canada Shareholder who has given a proxy may revoke the proxy by depositing an instrument in writing executed by the Trizec Canada Shareholder or the Trizec Canada Shareholder’s attorney authorized in writing (i) at the executive offices of Trizec Canada at BCE Place, 181 Bay Street, Suite 3820, Box 800, Toronto, Ontario M5J 2T3, addressed to the attention of the Corporate Secretary, at any time up to and including the last business day preceding the date of the Meeting, or any postponement(s) or adjournment(s) thereof, or (ii) with the scrutineers of the Meeting, to the attention of the chair of the Meeting, at or immediately prior to the commencement of the Meeting or any postponement(s) or adjournment(s) thereof.
      A Non-Registered Shareholder must comply with the applicable requirements of its Intermediary in order to revoke voting instructions. Generally, a Non-Registered Shareholder may revoke a voting instruction form or a form of waiver of the right to receive the Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or a form of waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

25.	What happens if I sell my shares before the Meeting?
      If you held your Trizec Canada Shares on the Record Date but sell or transfer them prior to the Effective Date, you will retain your right to vote at the Meeting, but not the right to receive the Arrangement Consideration in respect of those Trizec Canada Shares. The right to receive the Arrangement Consideration will pass to the person who owns the Trizec Canada Shares you previously owned at the time that the Arrangement becomes effective.

26.	Should I send in my Trizec Canada Share certificates now?
      Yes. The Letter of Transmittal (printed on yellow paper) is enclosed with this Circular. To promptly receive the Arrangement Consideration, you may complete and send in your Letter of Transmittal now, together with your Trizec Canada Share certificate(s), as indicated in the Letter of Transmittal. In the event that the Arrangement Resolution is not approved or the Merger and Arrangement Agreement is terminated, your Trizec Canada Share certificate(s) will be promptly returned to you. DO NOT SEND SHARE CERTIFICATES WITH YOUR FORM OF PROXY.
      If you are an Eligible Person and wish to elect to be a Certifying Shareholder in connection with the Arrangement, you must return to the Depositary a duly completed Letter of Transmittal reflecting such election together with the share certificate(s) representing your Trizec Canada Shares, as soon as possible but no later than 5:00 p.m. (Toronto time) on September 29, 2006.
      Non-Registered Shareholders who do not possess certificates representing the Trizec Canada Shares beneficially held by them should contact their Intermediary for instructions and assistance in surrendering such Trizec Canada Shares.

27.	What rights do I have if I oppose the Arrangement?
      Holders of Subordinate Voting Shares who do not vote for the Arrangement Resolution will be granted Dissent Rights and may seek appraisal of the fair value of their Subordinate Voting Shares if the Arrangement is completed, but only if they comply with the Dissent Procedures under the CBCA, the terms of the Arrangement and the Interim Order, which are summarized under the heading “Dissenting Shareholders’ Rights” in this Circular. Under the PMC Support Agreement, P.M. Capital, the holder of all of the Multiple Voting Shares, has agreed to vote for the Plan of Arrangement and therefore Dissent Rights are available only to holders of Subordinate Voting Shares. The appraisal amount that a Dissenting Shareholder could be entitled to receive following the exercise of his or her Dissent Rights could be more than, the same as, or less than the amount a holder of Subordinate Voting Shares would be entitled to receive under the terms of the Arrangement. Any holders of Subordinate Voting Shares intending to exercise their Dissent Rights, among other things, must submit a written demand for appraisal to Trizec Canada prior to 5:00 p.m. (Toronto time) on the second business day immediately preceding the Meeting and must not vote or otherwise submit a proxy for the Arrangement Resolution. Your failure to follow exactly the Dissent Procedures specified under the CBCA, as amended by the Interim Order and the terms of the Plan of Arrangement, will result in the loss of your Dissent Rights. If you are considering exercising Dissent Rights, we encourage you to seek the advice of your own legal counsel.

28.	What will happen to the Trizec Canada Shares that I currently own after completion of the Arrangement?
      Upon the completion of the Arrangement, the certificates representing your Trizec Canada Shares will represent only the right to receive the Arrangement Consideration to which you are entitled. Trading in Subordinate Voting Shares on the TSX will cease and Trizec Canada will make an application to terminate its status as a reporting issuer under Canadian securities law. Trizec Canada will deregister the Subordinate Voting Shares under the Exchange Act, and thereafter will cease to be required to file reports with the SEC.

29.	Have any Trizec Canada Shareholders already agreed to vote for the Arrangement Resolution?
      Yes. Contemporaneously with Trizec Canada entering into the Merger and Arrangement Agreement, P.M. Capital, a corporation wholly-owned by Mr. Peter Munk that is the registered owner of 7,522,283 Multiple Voting Shares and the beneficial owner of 1,972,435 Subordinate Voting Shares entered into the PMC Support Agreement pursuant to which P.M. Capital agreed to vote all of the Trizec Canada Shares owned by it (including any Trizec Canada Shares that may be acquired after the execution of the Merger and Arrangement Agreement) for the Plan of Arrangement, subject to the terms and conditions contained in such support agreement. As at the Record Date, the Trizec Canada Shares subject to the PMC Support Agreement that are eligible to be voted at the Meeting represented approximately 51.9% of the aggregate voting power of the outstanding Trizec Canada Shares. See the additional information under the headings “Related Agreements — PMC Support Agreement “ and “Information Concerning Trizec Canada — Voting Trust Agreement” in this Circular.

30.	Where can I find more information about Trizec Canada?
      Trizec Canada files certain information on SEDAR and EDGAR. This information is available on the internet at SEDAR’s website at www.sedar.com, on EDGAR’s website at www.sec.gov and on Trizec Canada’s website at www.trizeccanada.com. Information contained on such websites is not a part of, or incorporated in, this Circular. You can also request copies of these documents from Trizec Canada or the Depositary. See the information under the heading “Additional Information” in this Circular.

31.	Who will solicit and pay the cost of soliciting proxies?
      This solicitation is made on behalf of the management of Trizec Canada. It is expected that the solicitation of proxies will be primarily by mail, but proxies may also be solicited personally by employees of Trizec Canada for which no additional compensation will be paid and by employees of the Transfer Agent. Trizec Canada has also retained Kingsdale Shareholder Services Inc. to assist in the solicitation of proxies and, assuming the Arrangement is completed, expects to pay Kingsdale Shareholder Services Inc. approximately Cdn.$75,000 for these services, plus a fee for each telephone call between Kingsdale and any of the Trizec Canada Shareholders and reimbursement of its costs and expenses in connection with the solicitation. The cost of preparing, assembling and mailing the Meeting Materials is borne by Trizec Canada. Trizec Canada will reimburse Intermediaries for costs incurred by them in mailing soliciting materials to the beneficial owners of Trizec Canada Shares.

32.	Who can help answer my other questions?
      If you have more questions about the Meeting or require assistance in completing a form of proxy or Letter of Transmittal, you should contact the Depositary or our proxy solicitor, Kingsdale Shareholder Services Inc., toll-free at 1-866-381-4104.
      If your broker, investment dealer, bank, trust company or another Intermediary holds your Trizec Canada Shares on your behalf, you should contact such broker, investment dealer, bank, trust company or other Intermediary for additional information.

BACKGROUND TO THE ARRANGEMENT AND THE MERGERS
      Prior to May 8, 2002, Trizec Properties was a subsidiary of Trizec Hahn Corporation, a Canadian corporation. On May 8, 2002, Trizec Hahn Corporation implemented a corporate reorganization (the “2002 Restructuring”) pursuant to which Trizec Properties became a separate, U.S.-based publicly traded REIT owning primarily the U.S. real estate assets previously owned by Trizec Hahn Corporation and its subsidiaries. As part of the 2002 Restructuring, Trizec Canada was formed to acquire the shares of Trizec Hahn Corporation which retained a significant interest in Trizec Properties. As of the Record Date, Trizec Canada and its subsidiaries collectively own approximately 38.1% of the shares of Trizec Properties Common Stock.
      In addition to owning a significant number of shares of Trizec Properties Common Stock, Trizec Canada and its subsidiaries own all of the outstanding shares of Trizec Properties Convertible Stock and Trizec Properties Special Stock. The Trizec Properties Convertible Stock is convertible into Trizec Properties Common Stock in certain circumstances so that Trizec Canada and its subsidiaries, on the one hand, and Trizec Properties’ other stockholders, on the other hand, may share ratably certain future taxes that Trizec Canada or its subsidiaries may incur in those specified circumstances. The Trizec Properties Special Stock entitles Trizec Canada to receive dividends from Trizec Properties that, when aggregated with dividends received by Trizec Canada on Trizec Properties Common Stock and after deducting related non-Canadian taxes, including certain withholding taxes, will equal the dividends received by Trizec Properties’ U.S. stockholders on Trizec Properties Common Stock on a per share basis. The Trizec Properties Special Stock also entitles Trizec Canada and its subsidiaries to votes that, when aggregated with votes of shares of Trizec Properties Common Stock held by Trizec Canada and its subsidiaries, represent a majority of the votes in elections of the Trizec Properties Board.
      Trizec Properties’ certificate of incorporation contains an ownership limitation that is designed to enable it to qualify in the future as a “domestically-controlled” REIT within the meaning of Section 897(h)(4)(B) of the Internal Revenue Code. This limitation restricts any person that is not a qualifying “U.S. person” (as defined in Trizec Properties’ certificate of incorporation) from beneficially owning Trizec Properties’ capital stock if that person’s holdings, when aggregated with shares of Trizec Properties capital stock beneficially owned by all other persons that are not qualifying “U.S. persons”, would exceed 45% by value of Trizec Properties’ issued and outstanding capital stock.
      From time to time since the 2002 Restructuring, the Trizec Properties Board and Trizec Properties’ senior management team have discussed current valuations of office property portfolios generally, as well as the projected value of Trizec Properties’ assets and business on a net asset and equity market value basis over the near- and mid-term, taking into account Trizec Properties’ strategic growth, asset allocation and portfolio repositioning initiatives. In that regard, the Trizec Properties Board and Trizec Properties’ senior management also have discussed the possibility that market conditions might present an opportunity to enhance stockholder value through a strategic transaction. In these discussions, the Trizec Properties Board and Trizec Properties’ senior management acknowledged that Trizec Properties faced various challenges that other office property owners and operators like Trizec Properties face, including interest rate volatility, high capital costs associated with attracting and retaining tenants, difficulty of making accretive acquisitions in an extremely competitive investment environment and limitations on the use of leverage when operating as a public company. The Trizec Properties Board and senior management also recognized certain challenges faced by Trizec Properties that were unique to Trizec Properties, including certain limitations imposed upon Trizec Properties arising out of the 2002 Restructuring.
      The Trizec Canada Board and Trizec Canada’s senior management have engaged in similar discussions from time to time since the 2002 Restructuring, taking into consideration the fact that the principal asset of Trizec Canada is its interest in Trizec Properties.
      Beginning in the summer of 2004, members of Trizec Properties’ senior management team began to explore the possibility of pursuing a variety of transactions, including joint ventures, fund formations and debt and equity issuances, as well as a merger, asset sale or other business combination or strategic transaction. They had informal discussions with representatives of J.P. Morgan Securities Inc. (“JPMorgan”) about Trizec Properties and its business. During these discussions, members of Trizec Properties’ senior management team and representatives of JPMorgan also discussed that, given Trizec Canada’s ownership of a significant percentage of shares of Trizec Properties Common Stock and the potential tax impact on Trizec Properties if Trizec Canada were to sell those shares prior to the latter part of 2007, any business combination or strategic transaction involving Trizec Properties would have to consider tax and other implications for both Trizec Properties and Trizec Canada.

      In September 2004, a private investment company, a diversified public company and a real estate fund manager separately contacted representatives of JPMorgan and expressed interest in pursuing a potential transaction with Trizec Properties and Trizec Canada, and Trizec Properties and Trizec Canada entered into confidentiality agreements with each of them. In the case of the private investment company and the diversified public company, the discussions were very preliminary in nature and did not result in the submission of an indicative price for, or an offer to purchase, Trizec Properties and/or Trizec Canada.
      Beginning in late 2004 and continuing into early 2005, members of Trizec Properties’ senior management team, together with Trizec Canada’s senior management team, engaged in preliminary discussions with the real estate fund manager from time to time. In February 2005, at a meeting with the Trizec Properties Board, Trizec Properties’ senior management team informed the Trizec Properties Board of the status of these discussions. At this meeting, the Trizec Properties Board was also informed by representatives of its outside legal counsel, Hogan & Hartson LLP (“Hogan & Hartson”), of its fiduciary duties in connection with potential strategic transactions. Due to the unique structure of the potential strategic transaction, the Trizec Properties Board subsequently decided to form a special committee (the “2004 Trizec Properties Special Committee”) to further analyze the possibility of a strategic transaction involving this company, and the 2004 Trizec Properties Special Committee authorized senior management to continue discussions with this company regarding this potential transaction. At subsequent meetings, Trizec Properties’ senior management and the 2004 Trizec Properties Special Committee’s advisors provided the special committee with in-depth analyses regarding Trizec Properties and its operations and business prospects.
      Trizec Canada’s senior management team similarly informed the Trizec Canada Board of the status of these discussions in February 2005. Due to the unique structure of the potential strategic transaction, the Trizec Canada Board subsequently decided to form a special committee to further analyze the possibility of a strategic transaction involving this company, and the Trizec Canada special committee authorized senior management and the Trizec Canada special committee’s advisors to continue discussions regarding this potential transaction. At subsequent meetings, Trizec Canada’s senior management team and the Trizec Canada special committee’s advisors provided the Trizec Canada special committee with in-depth analyses regarding Trizec Canada and its operations and business prospects.
      Between February and July 2005, this real estate fund manager and its financial and legal advisors conducted substantial due diligence regarding Trizec Properties and Trizec Canada, and members of Trizec Properties’ senior management team and Trizec Properties’ financial and legal advisors (including JPMorgan and Morgan Stanley & Co. Incorporated (“Morgan Stanley”)), as well as members of Trizec Canada’s senior management team and its financial and legal advisors (including RBC), had substantial discussions regarding a potential business combination or strategic transaction involving Trizec Properties, Trizec Canada and this company. These discussions involved, among other things, the consideration to be paid by this company in any such transaction, the source of its financing, the structure of the proposed transaction and continuing due diligence efforts. During this period, the 2004 Trizec Properties Special Committee and the Trizec Canada special committee each met several times, during which the potential transaction, long-term growth prospects and other matters were discussed at length.
      At various points in time, in non-binding conversations or term sheets, this company proposed cash consideration ranging from $18.50 to $22.50 per share for shares of Trizec Properties Common Stock and the Trizec Canada Shares. No specific proposal was made with respect to the Net Other Assets of Trizec Canada. However, in July 2005, Trizec Properties and Trizec Canada terminated discussions with this company because, among other things, the respective special committees believed that the proposed price ultimately was not sufficient and there were concerns, based on discussions with this company, that it did not have committed equity capital to finance any proposed transaction. Neither Trizec Properties nor Trizec Canada had any substantive conversations with this company regarding a proposed transaction after July 2005.
      During the latter part of 2005 and the early part of 2006, neither Trizec Properties’ management nor representatives of JPMorgan or Morgan Stanley had any substantive discussions with any third parties regarding a potential business combination or strategic transaction. During this period, Trizec Properties operated in an office property market that continued to recover at a slow pace and provided Trizec Properties’ management with challenges as Trizec Properties attempted to carry out Trizec Properties’ strategic plan. In September 2005, Trizec Properties became aware that Arden Realty, Inc. (“Arden”), an office REIT that had a significant presence in the Southern California market, was potentially for sale and that there existed a possible opportunity for Trizec Properties to acquire Arden in its entirety or a significant Southern California portfolio of office properties as part of the potential sale of

Arden. In December 2005, Trizec Properties entered into an agreement with General Electric Capital Corporation, which ultimately acquired Arden by merger, to acquire 13 of Arden’s Southern California office properties for approximately $1.6 billion. Trizec Properties’ senior management believed that this significant increase in Trizec Properties’ presence in Southern California would be beneficial to Trizec Properties’ long-term business prospects, because this market was a stable and attractive office rental market, and that the acquired properties would complement and enhance Trizec Properties’ existing portfolio.
      During this period, Trizec Properties’ senior management provided the Trizec Properties Board with periodic updates at regular board meetings regarding the state of the capital markets in general, the state of the office property market in particular and other factors affecting Trizec Properties’ short-term and long-term business prospects. At these meetings, the Trizec Properties Board discussed the various factors that would materially affect Trizec Properties’ long-term strategic plan. During this period, Trizec Canada’s senior management provided the Trizec Canada Board with similar periodic updates.
      Also during this period, acquisition activity in the REIT industry, including the office REIT sector, continued to increase. Trizec Properties’ senior management team viewed the increase in activity as potentially indicative of market conditions that could support attractive valuations for REITs focused on office properties. In Trizec Properties’ senior management team’s view, market dynamics at that time were such that buyers might value Trizec Properties at pricing levels sufficiently attractive to warrant further exploration of strategic alternatives. Exploring such alternatives, Trizec Properties’ senior management team believed, would be consistent with the view of the Trizec Properties Board that Trizec Properties should consider favorable market conditions that might present an opportunity to enhance stockholder value through a strategic transaction. These beliefs were shared with Trizec Canada’s senior management.
      In February 2006, representatives of a private real estate company, which is referred to as Company A, approached Mr. Peter Munk, the chairman of Trizec Properties and the chairman and chief executive officer of Trizec Canada, and expressed an interest in pursuing a transaction with Trizec Canada and, potentially, Trizec Properties. Following very preliminary discussions, on February 13, 2006, Company A entered into a confidentiality agreement with Trizec Canada, and on February 23, 2006, representatives of Company A and its legal advisors met with senior management of Trizec Canada and representatives of Davies to explore certain structural issues relating to a possible transaction involving Trizec Canada, Trizec Properties and Company A. Beginning March 1, 2006, Company A was given access to due diligence materials on Trizec Canada. Conceptual discussions continued through late March but did not result in an offer from Company A, and Trizec Canada terminated Company A’s access to due diligence information on March 21, 2006.
      In March 2006, representatives of several investment banking firms, including Morgan Stanley and JPMorgan, approached Trizec Properties and held discussions with Mr. Timothy Callahan, Trizec Properties’ president and chief executive officer, and Mr. Michael Colleran, Trizec Properties’ chief financial officer, regarding the current office REIT market, the current capital markets, REIT valuation trends and the general merger market outlook. Additionally, the possibility of Trizec Properties pursuing potential mergers, asset sales or other business combination or strategic transactions was discussed, including a discussion of other recent transactions involving publicly traded REITs and the likely interest of third parties in pursuing a transaction with Trizec Properties.
      On March 23, 2006, representatives of Morgan Stanley met with Mr. Munk, and generally discussed the same topics that were discussed with Messrs. Callahan and Colleran. Mr. Munk informally briefed members of Trizec Canada’s board on the matters discussed at this meeting.
      During March and April 2006, Mr. Munk was contacted by three companies regarding the possibility of pursuing potential mergers, asset sales or other business combination or strategic transactions with Trizec Properties and Trizec Canada. The three companies included Company A, a private real estate investment fund, which is referred to as Company B, and a diversified public company, which is referred to as Company C. In addition, Mr. Callahan was contacted by another private real estate company, which is referred to as Company D. These discussions generally consisted of informal discussions about Trizec Properties, Trizec Canada and the companies’ respective businesses based upon publicly available information. The discussions between Mr. Munk and/or Mr. Callahan and these entities remained at a very preliminary level and did not at that time result in the submission of an indicative purchase price for, or an offer to purchase, Trizec Properties and/or Trizec Canada. During this same period of time, senior management of Trizec Canada involved representatives of Davies and RBC in considering possible transaction structures to address the treatment of the Net Other Assets of Trizec Canada in the event a third party were to make a proposal to acquire Trizec Properties and Trizec Canada.

      On April 20, 2006, senior management of Trizec Canada and representatives of Davies and RBC met with representatives of Morgan Stanley to discuss possible transaction structures to address the treatment of the Net Other Assets of Trizec Canada in the event Trizec Canada were to engage in a transaction involving the acquisition of Trizec Canada and Trizec Properties, together with related issues.
      On April 26, 2006, representatives of Morgan Stanley met with Messrs. Munk and Callahan. The general topics of this meeting were market conditions and the level of interest by third parties in pursuing a business combination or strategic transaction with Trizec Properties and Trizec Canada, particularly in light of the discussions that Messrs. Munk and/or Callahan had had with Company A, Company B, Company C and Company D during March and April. Representatives of Morgan Stanley indicated that they believed there was significant interest by certain third parties in pursuing a transaction with Trizec Properties and Trizec Canada, and that current market conditions were favorable to consummate such a transaction at an attractive price to Trizec Properties, Trizec Properties Common Stockholders, Trizec Canada and the Trizec Canada Shareholders. At this meeting, Messrs. Munk and Callahan concluded that representatives of Morgan Stanley should meet with the Trizec Properties Board to provide the board with an update of current market conditions.
      On May 1, 2006, representatives of Morgan Stanley updated the Trizec Properties Board on the state of the REIT market generally and, more specifically, office REITs. Morgan Stanley’s representatives also discussed recent strategic and business combination transactions involving other REITs, including the acquisitions of CarrAmerica Realty Corporation and Arden by Blackstone and General Electric Capital Corporation, respectively. Morgan Stanley’s representatives also updated the Trizec Properties Board regarding discussions that Messrs. Munk and/or Callahan had had with Company A, Company B, Company C and Company D. Morgan Stanley’s representatives discussed with the Trizec Properties Board overall structural issues related to Trizec Canada, and how these issues could affect any business combination or strategic transaction involving Trizec Properties and Trizec Canada. After such discussion, the Trizec Properties Board authorized representatives of Morgan Stanley to continue to analyze the feasibility of a transaction involving Trizec Properties, and to begin to compile due diligence information and other materials that would likely be requested by a third party bidder.
      On May 2, 2006, members of the Trizec Canada Board and its senior management and legal advisors were informally briefed by Mr. Munk on the matters discussed at Trizec Properties’ May 1 board meeting.
      On May 3, 2006 and May 9, 2006, members of Trizec Properties’ senior management team and the senior management of Trizec Canada, as well as representatives of Morgan Stanley, Hogan & Hartson, RBC and Davies met to discuss structural issues related to a possible transaction and coordinating Trizec Properties’ efforts with those of Trizec Canada in considering any such possible transaction.
      On May 9, 2006, the Trizec Properties Board met again. Representatives of Morgan Stanley and Hogan & Hartson participated in this meeting. Representatives of Morgan Stanley reported on market-related developments since the May 1, 2006 meeting of the Trizec Properties Board, and discussed their views on the likelihood of Trizec Properties being able to consummate a business combination or strategic transaction at an attractive price. Morgan Stanley’s representatives presented their view that, given the current market conditions, such a transaction at an attractive price could be consummated. After discussion among the board members, the Trizec Properties Board authorized representatives of Morgan Stanley, Trizec Properties’ senior management team and Hogan & Hartson to commence discussions with potential business combination partners and to make non-public information available to interested parties for due diligence purposes, subject to entering into suitable confidentiality agreements. Six potential business combination partners were identified by Morgan Stanley and Trizec Properties’ senior management as most likely to be willing and able to acquire Trizec Properties at an attractive price — Blackstone, Brookfield Properties, Company A, Company B, Company C and Company D.
      On May 10, 2006, the Trizec Canada Board met. After discussion among the board members, the Trizec Canada Board determined that, although no decision had been made to engage in any strategic transaction, RBC should be formally engaged to assist Trizec Canada in assessing the various alternatives which could be considered by Trizec Canada should any proposed transaction be brought forward by Trizec Properties. The Trizec Canada Board also authorized members of Trizec Canada’s senior management and Trizec Canada’s advisors to coordinate with Trizec Properties and Trizec Properties’ advisors in order to assist Trizec Properties and its advisors in Trizec Properties’ informal discussions with potential bidders, and authorized senior management of Trizec Canada to make non-public information available to interested potential business combination partners for due diligence purposes, subject to entering into suitable confidentiality agreements.

      Following these meetings, representatives of Morgan Stanley, Hogan & Hartson, Davies and RBC, as well as members of senior management of both Trizec Properties and Trizec Canada, began to gather and compile due diligence information and other materials about Trizec Properties and Trizec Canada. Between May 10 and May 15, 2006, Trizec Properties’ advisors held conversations with representatives of each of Blackstone, Brookfield Properties, Company A, Company B, Company C and Company D concerning these entities’ respective interests in pursuing a potential business combination or strategic transaction with Trizec Properties and Trizec Canada. The potential bidders were informed that they would be given a specified period of time in which to conduct their due diligence, and that more specific instructions for submitting offers regarding a potential acquisition would be provided at a later date by representatives of Morgan Stanley. Trizec Properties and Trizec Canada entered into confidentiality agreements with each of Blackstone, Brookfield Properties, Company A, Company B, Company C and Company D at various times between May 12 and May 19, 2006.
      The Trizec Canada Board met again on May 15, 2006. Representatives of RBC and Davies participated in this meeting. RBC provided a presentation on the current state of the capital markets and the real estate investment market in general, and office property companies and REITs in particular, recent consolidation activity involving U.S. office REITs, shareholder value considerations for Trizec Canada in the context of a potential business combination or strategic transaction, including considerations relating to the Net Other Assets of Trizec Canada, and potential transaction structures and process considerations for a potential business combination or strategic transaction involving Trizec Canada. Following a discussion among the members of the Trizec Canada Board and with the representatives of both RBC and Davies, the Trizec Canada Board authorized Trizec Canada’s senior management and Trizec Canada’s advisors to continue to cooperate with Trizec Properties and its advisors in Trizec Properties’ discussions with the potential bidders and to evaluate the interests expressed by the potential bidders in these discussions.
      Also on May 15, 2006, representatives of Morgan Stanley activated an electronic data room containing due diligence information about Trizec Properties, and, once confidentiality agreements were executed, each of the bidders obtained access to such data room and started to review the due diligence material.
      On May 18, 2006, the Trizec Properties Board held a special meeting during which representatives of Morgan Stanley provided the board with an update of the meetings and discussions they had had with the various potential bidders up to that date. During this meeting, the members of the Trizec Properties Board and representatives of Hogan & Hartson discussed the potential conflicts that Mr. Munk might have as a result of the involvement of Trizec Canada in a potential transaction and Mr. Munk’s control over Trizec Canada (in light of his roles as the chairman of the Trizec Properties Board and chairman of the board, chief executive officer and the controlling shareholder of Trizec Canada). After discussion, the Trizec Properties Board resolved to form a special committee of the Trizec Properties Board (the “Trizec Properties Special Committee”) that would consist of all of the directors other than Mr. Munk, and proceeded to appoint such directors as the members of the Trizec Properties Special Committee. The Trizec Properties Special Committee was given broad authority to, among other things, evaluate and consider offers of interest and determine the advisability of any transaction, negotiate the terms of any potential transaction with any prospective purchaser and take any other action in connection with such transaction as the Trizec Properties Special Committee determined was necessary or appropriate. Mr. Glenn J. Rufrano was appointed as the chairman of the Trizec Properties Special Committee. At this meeting, the Trizec Properties Special Committee also authorized the engagement of Hogan & Hartson as legal counsel to the Trizec Properties Special Committee and Morgan Stanley and JPMorgan as co-financial advisors to the Trizec Properties Special Committee and Trizec Properties. In making this decision, the Trizec Properties Special Committee considered that Morgan Stanley had indicated that one or more of its affiliates would be prepared to offer financing to all potential purchasers and that such financing could enhance the bid process. The Trizec Properties Special Committee, after considering the potential conflict of interest that might arise from allowing Morgan Stanley to offer such financing and the potential benefits thereof, determined that it would be desirable to retain JPMorgan to consider the fairness of any proposed transaction. Representatives of Hogan & Hartson also discussed with the Trizec Properties Special Committee at this meeting its fiduciary duties in considering any proposals relating to an acquisition of Trizec Properties.
      Also on May 18, 2006, the compensation committee of the Trizec Properties Board met. At this meeting, the compensation committee discussed the possibility of adopting a broader severance plan that would provide enhanced severance payments to Trizec Properties’ executive officers, other than Mr. Callahan, and would provide enhanced severance payments for additional members of Trizec Properties’ management team under certain circumstances if they were terminated or if they resigned for “good reason” within a specified period following the consummation of a change in control transaction. The compensation committee also discussed the possibility of adopting a retention bonus plan that would provide both professional and hourly employees a financial incentive to continue to remain employees of Trizec Properties through the closing date of any transaction that Trizec Properties might pursue and during a specified transition period following the closing of such a transaction. No formal action was taken at this meeting approving any of these arrangements.
      Between May 16 and May 22, 2006, representatives of Morgan Stanley, Hogan & Hartson and Davies held various meetings and telephone calls with representatives of the potential bidders and their respective advisors to discuss a potential transaction, including due diligence and structural matters. Members of Trizec Properties’ and Trizec Canada’s senior management teams also participated in due diligence calls with potential bidders. Representatives of Morgan Stanley, Hogan & Hartson and Davies periodically advised members of Trizec Properties’ and Trizec Canada’s senior management teams of the progress of the discussions with the bidders during this time, and Mr. Callahan periodically updated Mr. Rufrano as to the progress of these discussions. Specifically, representatives of Morgan Stanley met or had substantive calls with Company A and Company B on May 17, 2006, with Brookfield Properties on May 18, 2006, with Blackstone and Company D on May 19, 2006 and with Company C on May 22, 2006. At each of these meetings, representatives of Morgan Stanley provided each of the bidders additional information about the potential transaction, including an overview of a potential structure of the transaction.
      On May 23, 2006, representatives of Morgan Stanley distributed formal bid instruction letters to representatives of Blackstone, Brookfield Properties, Company A, Company B, Company C and Company D. The potential bidders were requested, in these letters and in subsequent communications between Morgan Stanley and such potential bidders, to return by May 31, 2006 indications of interest in a potential strategic transaction with Trizec Properties and Trizec Canada, including a price and proposed structure for any such transaction, as well as comments to a draft merger and arrangement agreement that would be provided. On May 26, 2006, a draft merger and arrangement agreement prepared by Hogan & Hartson and Davies was distributed by Morgan Stanley to the various potential bidders.
      Between May 23 and May 31, 2006, the potential bidders continued to perform due diligence on Trizec Properties and Trizec Canada, and representatives of the various potential bidders also had numerous conversations with representatives of Morgan Stanley, Hogan & Hartson and Trizec Properties’ senior management team. Representatives of the various potential bidders also had numerous conversations with representatives of the senior management team of Trizec Canada and with representatives of Davies.
      On May 25, 2006, the Trizec Canada Board met and received a report from senior management of Trizec Canada on, and discussed, the efforts underway to explore possible strategic alternatives involving Trizec Canada and Trizec Properties. Also on May 25, 2006, Davies activated an electronic data room and, subsequently, granted access to physical data rooms containing additional due diligence information about Trizec Canada.
      On May 31, 2006, representatives of Morgan Stanley and RBC received written preliminary indications of interest from Brookfield Properties, Blackstone, Company A and Company B (which presented a joint bid with a financial partner). Neither Company C nor Company D submitted a written preliminary indication of interest, and no further discussions took place with Company C or Company D after May 31. On May 31, 2006, copies of the bid letters, along with a summary of the various bids, were distributed to the Trizec Properties Special Committee and the Trizec Canada Board.
      Brookfield Properties’ non-binding letter of interest proposed an all cash offer of (i) $28.50 per share to acquire Trizec Properties shares (other than shares of Trizec Properties’ capital stock held by Trizec Canada and its subsidiaries), and (ii) Cdn.$33.50 per share for the outstanding Trizec Canada Shares. The price offered for the Trizec Canada Shares implicitly included an amount attributable to the value of the Net Other Assets of Trizec Canada. This amount, based on the then prevailing exchange rate, and after deducting $28.50 per share for Trizec Canada’s interest in Trizec Properties, was calculated by RBC to be between approximately $116 million and $117 million. Brookfield Properties’ offer also contemplated a purchase of 100% of the outstanding units of interest in Trizec Operating Company, although Brookfield Properties indicated it would be willing to allow the holders of such units to continue to hold their interests in Trizec Operating Company, subject to an amended operating company agreement. Brookfield Properties’ offer also indicated that it was prepared to discuss providing an option for Trizec Canada shareholders to receive preferred stock of Brookfield Properties in order to facilitate “rollover” treatment for Trizec Canada shareholders. Brookfield Properties’ letter indicated that Brookfield Properties’ remaining due diligence would be limited and that Brookfield Properties still needed to finalize arrangements with one or more U.S. equity participants in order to provide certainty that Trizec Properties would continue to be treated as a “domestically controlled” REIT.

Brookfield Properties’ letter did not specify a timeframe for when it would be in a position to submit a binding proposal, but indicated that Brookfield Properties would continue to allocate all resources necessary to expeditiously complete the transaction. Accompanying Brookfield Properties’ letter were written comments to the merger and arrangement agreement from Brookfield Properties and its legal counsel, Goodwin Procter LLP (“Goodwin Procter”).
      Blackstone’s non-binding letter of interest proposed an all cash offer of $26.50 per share to acquire Trizec Properties shares (other than shares of Trizec Properties’ capital stock held by Trizec Canada and its subsidiaries). In its letter, Blackstone did not provide any specific details regarding its proposed treatment of the outstanding shares and the Net Other Assets of Trizec Canada, although it did acknowledge that it would pay additional consideration to reflect the value of such shares and assets. Blackstone also indicated its willingness to purchase 100% of the outstanding units of interest in Trizec Operating Company or allow the holders of such interests to “roll over” into a new preferred security. Blackstone’s letter indicated that Blackstone was prepared to work toward executing transaction documents on or before June 7, 2006. While Blackstone did not submit a formal mark-up of the merger and arrangement agreement, it and its legal counsel, Simpson Thacher & Bartlett LLP (“Simpson Thacher”) submitted a memorandum which listed specified points in the merger and arrangement agreement that Blackstone expected would need to be negotiated prior to consummating a transaction.
      Company A’s non-binding letter of interest proposed an all cash offer of (i) a range of $26.00 to $28.00 per share to acquire Trizec Properties shares (other than shares of Trizec Properties’ capital stock held by Trizec Canada and its subsidiaries), and (ii) a range of $26.00 to $28.00 per share for the outstanding Trizec Canada Shares. Company A’s letter did not propose a specific value for the Net Other Assets of Trizec Canada, but stated that any cash reserves of Trizec Canada, to the extent not used to satisfy liabilities, would be distributed to Trizec Canada Shareholders after applicable statutory periods for claims had expired. Company A’s offer also contemplated a purchase of 100% of the outstanding units of interest in Trizec Operating Company, although Company A indicated it would be willing to allow the holders of such units to continue to hold their interests in Trizec Operating Company, subject to an amended operating company agreement. Company A provided a list of additional due diligence information that it indicated it needed to review in order to finalize its offer, and stated that it would be in a position to submit a binding proposal by June 15, 2006. Company A and its legal advisors also submitted comments to the merger and arrangement agreement together with Company A’s letter.
      Finally, Company B’s non-binding letter of interest proposed an all cash offer of (i) $28.00 per share to acquire Trizec Properties shares (other than shares of Trizec Properties’ capital stock held by Trizec Canada and its subsidiaries), and (ii) $28.00 per share for the outstanding Trizec Canada Shares, plus approximately $105 million for the Net Other Assets of Trizec Canada. Company B’s offer also contemplated a purchase of 100% of the outstanding units of interest in Trizec Operating Company, although Company B indicated it would be willing to allow the holders of such units to continue to hold their interests in Trizec Operating Company, subject to an amended operating company agreement. Company B’s letter indicated that Company B was prepared to work immediately toward negotiating and executing the merger and arrangement agreement and that it was confident of its ability to complete the process on or before the opening of business on June 5, 2006. Company B and its legal advisors also submitted comments to the merger and arrangement agreement together with Company B’s letter.
      On June 1, 2006, the Trizec Properties Special Committee convened a special telephonic meeting for the purpose of discussing these written proposals, the principal terms and related financing issues, and the respective comments to the draft merger and arrangement agreement. Representatives of Morgan Stanley, JPMorgan and Hogan & Hartson participated in this meeting. Representatives of Morgan Stanley reviewed the key terms of the proposals and provided the directors with background information related to each of the bidders, their financing plans and, if known, financing sources, the general business strategy of each bidder and a summary of events leading up to the receipt of the proposals, as well as a summary of discussions that representatives of Morgan Stanley had had with the bidders up to that date. Representatives of Morgan Stanley also updated the Trizec Properties Special Committee with respect to the amount of due diligence that each of the bidders had performed up to that date, and the proposed process for inviting bidders whose initial proposals were sufficiently attractive into a second round of bids. The Trizec Properties Special Committee discussed the key terms of the proposals in the letters, including the price, the probabilities and risks of increases and decreases in such pricing, the execution risk and other potential factors and events that could affect the likelihood of closing a transaction with any one of the bidders, in order to determine which bidders’ initial proposals, if any, were sufficiently attractive to warrant being invited to submit second round bids. Hogan & Hartson also presented to the Trizec Properties Special Committee its views with respect to the respective comments to the draft merger and arrangement agreement. During this meeting, representatives of Hogan & Hartson discussed with the Trizec Properties Special Committee members their fiduciary duties in connection with a transaction such as the one contemplated.
      At the meeting on June 1, 2006, the Trizec Properties Special Committee discussed whether to continue discussions with specific bidders given the terms of their respective bid letters, offer prices and comments to the draft merger and arrangement agreement. The Trizec Properties Special Committee considered certain of the proposals attractive enough to warrant further exploration of a possible strategic transaction. In order to coordinate with Trizec Canada the responses to the various bidders, the Trizec Properties Special Committee authorized Mr. Rufrano, as chairman of the Trizec Properties Special Committee, to discuss the preliminary conclusions reached by the Trizec Properties Special Committee with Mr. Donald Lenz, the lead director appointed by the Trizec Canada Board (as described below). At this meeting, the Trizec Properties Special Committee also discussed a possible amendment to the Trizec Properties 2004 Outperformance Compensation Plan (“OPP”) to provide that the valuation date for considering whether awards have been earned under the OPP should be the date of any merger agreement, as opposed to the closing date of any transaction. No formal action was taken at this meeting approving this amendment.
      Also on June 1, 2006, the Trizec Canada Board, with Mr. Munk recusing himself, convened a special telephonic meeting for the purpose of discussing the written proposals, their principal terms and related financing issues, and comments to the draft merger and arrangement agreement. Representatives of Morgan Stanley, RBC and Davies participated in this meeting. Representatives of Morgan Stanley provided the Trizec Canada Board with the same general report that was provided to the Trizec Properties Board and engaged in a discussion of the various proposals with the board members before leaving the meeting. RBC then made a presentation to the Trizec Canada Board regarding the financial elements of each proposal and certain factors the board should consider in its deliberations. Davies also presented to the Trizec Canada Board its views with respect to the respective comments to the draft merger and arrangement agreement and certain other legal matters. The Trizec Canada Board discussed in detail the key terms of the proposals in the letters, including the price, the probabilities and risks of increases and decreases in such pricing, the execution risk and other potential factors and events that could affect the likelihood of closing a transaction with any one of the bidders, in order to determine which bidders’ initial proposals, if any, were sufficiently attractive to warrant being invited to submit second round bids. The Trizec Canada Board considered certain of the proposals to be attractive enough to warrant further exploration of a possible strategic transaction. At this meeting, the Trizec Canada Board also appointed and authorized Mr. Donald Lenz as its lead director to discuss the preliminary conclusions reached by the Trizec Canada Board with Mr. Rufrano, as chairman of the Trizec Properties Special Committee.
      Later that day, Messrs. Lenz and Rufrano, certain of the respective legal and financial advisors to Trizec Properties and Trizec Canada and Trizec Properties’ and Trizec Canada’s senior management teams discussed the views of the Trizec Properties Special Committee and the Trizec Canada Board with regard to the bids received, and a consensus was reached as to the following mutual conclusions regarding the merits of the bids and the strategy for proceeding with second round bids.
      Brookfield Properties had submitted a bid with a price that was the highest of the bids that were submitted, both for Trizec Properties Common Stock and for the Trizec Canada Shares and Net Other Assets. However, concerns were expressed that Brookfield Properties did not yet have a significant U.S. equity partner, an element that was considered necessary in light of the need for Trizec Properties to continue to qualify as a “domestically controlled” REIT for tax purposes following any merger transaction. Taking into consideration the advice received from the respective legal and financial advisors, it was decided that Brookfield Properties would be invited to submit a second round bid, with the reservation that Brookfield Properties would need to provide more details regarding its source of U.S. equity capital to finance a transaction in order to ultimately be considered a viable bidder.
      With respect to Blackstone, it was decided that representatives of Morgan Stanley should convey to Blackstone that its offer was not sufficient, both with respect to the $26.50 per share offer price for Trizec Properties Common Stock and the lack of specificity with respect to the proposed treatment of the Trizec Canada Shares and Net Other Assets. Blackstone’s experience in successfully completing acquisitions of public real estate companies was discussed, and it was noted that, notwithstanding that Blackstone had not submitted detailed comments to the merger and arrangement agreement, Blackstone had displayed in the past its ability to execute similar transactions in a swift manner. However, taking into consideration the advice received from the respective legal and financial advisors, it was decided that Blackstone would need to increase its offer price and submit a detailed mark-up to the merger and arrangement agreement in order to ultimately be considered a viable bidder and be invited into the second round for submitting bids.

      With respect to Company A, taking into consideration the advice received from the respective legal and financial advisors, it was decided that Company A would not be invited to submit a second round bid unless it submitted a specific price and materially increased its offer price. This decision was based on a number of factors, including the insufficiency of the price being offered (it being noted that the low end of the range of prices being offered by Company A for shares of Trizec Properties Common Stock and for the Trizec Canada Shares, at $26.00 per share, was the lowest bid out of the four bids that were received), the proposed treatment of Trizec Canada’s Net Other Assets that was considered unacceptable by the Trizec Canada Board, the remaining due diligence that Company A indicated that it still needed to complete and the relatively lengthy time Company A stated it would need to be in a position to execute a definitive merger and arrangement agreement.
      The proposal made by Company B, jointly with a financial partner, was generally considered to be attractive in that, while not the highest, it was in the upper range of offer prices for Trizec Properties Common Stock and the Trizec Canada Shares, it addressed (although at a price that the Trizec Canada Board believed was at the low end of the acceptable range) the value of the Net Other Assets of Trizec Canada, and that Company B appeared to have done a substantial amount of due diligence on both Trizec Properties and Trizec Canada. The fact that Company B was willing to proceed very quickly toward signing a definitive merger and arrangement agreement was viewed positively. After taking into consideration the advice received from the respective legal and financial advisors, it was decided that Company B would be invited to submit a second round bid.
      It was further determined by the Trizec Properties Special Committee and the Trizec Canada Board that the proposals of Brookfield Properties and Company B were sufficiently attractive to warrant such bidders being invited to submit second round bids in order to explore in more depth the possibility of a strategic transaction.
      Later in the day on June 1, 2006, representatives of Morgan Stanley reported back to Blackstone and Company A that their offers were not sufficiently attractive to warrant being invited to submit second round bids. They also reported back to Brookfield Properties and Company B that their offers warranted being invited to submit second round bids, with instructions that each party should continue negotiating the merger and arrangement agreement and resolving other issues so that it would be in a position to execute a definitive merger and arrangement agreement as soon as possible.
      In the evening of June 1, 2006, during their discussions with Blackstone regarding the lack of competitiveness of Blackstone’s bid, representatives of Morgan Stanley and Blackstone discussed the prospect of Blackstone teaming with Brookfield Properties, especially in light of the fact that Brookfield Properties, as a Canadian corporation, still needed to identify a U.S. equity financing source. On June 2, 2006, representatives of Blackstone contacted representatives of Morgan Stanley and indicated that Brookfield Properties and Blackstone were in discussions regarding possibly moving forward together in the bid process.
      In the evening of June 2, 2006, representatives of Brookfield Properties and Blackstone contacted representatives of Morgan Stanley and confirmed that Brookfield Properties and Blackstone were, in fact, prepared to move forward together at a price of $28.50 per share for Trizec Properties Common Stock and Cdn.$33.50 per share for the outstanding Trizec Canada Shares. Brookfield Properties and Blackstone indicated that they would continue together based on Brookfield Properties’ proposal letter and comments on the merger and arrangement agreement.
      During the period of time after the conclusion of the meetings of Trizec Properties Special Committee and the Trizec Canada Board on June 1, 2006 and the night of June 3, 2006, representatives of Hogan & Hartson and Davies continued to negotiate the terms of the merger and arrangement agreement with Goodwin Procter and Simpson Thacher (jointly) and the legal advisors of Company B, and Brookfield Properties and Blackstone (jointly) and Company B continued their due diligence efforts. During this period of time, representatives of Morgan Stanley held a series of telephone calls with Brookfield Properties, Blackstone, Company B and their respective financial advisors regarding issues that had been raised by the Trizec Properties Special Committee and the Trizec Canada Board concerning their respective proposals, including the proposed price, financing and other terms. The parties also began to negotiate a proposed structure and amendment to the operating agreement of Trizec Operating Company, in light of the fact that both remaining bidders expressed a willingness to allow the current holders of interests in Trizec Operating Company to continue to hold such interests, subject to an amended operating company agreement.
      In the evening of June 3, 2006, representatives of Morgan Stanley contacted Brookfield Properties, Blackstone and Company B, and told them that best and final offers, as well as final comments to the merger and arrangement agreement, would be due no later than noon on Sunday, June 4. As directed by the Trizec Properties Special Committee and the Trizec Canada Board, representatives of Morgan Stanley also advised the bidders that they should consider assigning a value of at least $117 million to the Net Other Assets of Trizec Canada.
      Through the night of June 3, 2006 and into the afternoon of June 4, 2006, representatives of Hogan & Hartson and Davies continued to negotiate the terms of a merger and arrangement agreement with Goodwin Procter, Simpson Thacher and the legal advisors of Company B, and Brookfield Properties, Blackstone and Company B continued their due diligence efforts. In the early afternoon of June 4, 2006, Brookfield Properties submitted a final and best offer, indicating it had secured Blackstone as a participant in such offer, and Company B also submitted a final and best offer. Company B informed Mr. Callahan that its offer would expire at 8:00 a.m. on June 5, 2006. Both of the remaining bidders also submitted revised markups to the merger and arrangement agreement.
      The final offer from Brookfield Properties and Blackstone proposed an all cash offer of (i) $29.01 per share of Trizec Properties Common Stock to acquire Trizec Properties (other than shares of Trizec Properties’ capital stock held by Trizec Canada and its subsidiaries), and (ii) $30.97 per share for the outstanding Trizec Canada Shares (representing an implied value of approximately $119 million for the Net Other Assets of Trizec Canada). The offer of Brookfield Properties and Blackstone also included a right pursuant to which Brookfield Properties could propose to Trizec Canada Shareholders an option to receive part of the consideration in the form of Brookfield Properties preferred shares.
      Company B’s final offer proposed an all cash offer of (i) $28.50 per share to acquire Trizec Properties shares (other than shares of Trizec Properties’ capital stock held by Trizec Canada and its subsidiaries), and (ii) $28.50 per share to acquire the outstanding Trizec Canada Shares, plus approximately $117 million for the Net Other Assets of Trizec Canada.
      On June 4, 2006, prior to the meeting of the Trizec Properties Special Committee, the compensation committee of the Trizec Properties Board met and reviewed certain proposals regarding compensation for Trizec Properties’ executive officers and other employees that had been previously discussed at the May 18, 2006 compensation committee meeting and the June 1, 2006 meeting of the Trizec Properties Special Committee. The compensation committee recommended that the Trizec Properties Board approve (i) a change in control severance pay plan under which certain employees of Trizec Properties (including Trizec Properties’ executive officers other than Mr. Callahan) and its subsidiaries would be entitled to severance payments under certain circumstances if they were terminated or if they resigned for “good reason” within one year following the consummation of a change in control transaction, (ii) a retention bonus program for the benefit of certain professional employees of Trizec Properties (including Trizec Properties’ executive officers) and its subsidiaries, and a retention bonus program for the benefit of certain hourly employees of Trizec Properties, to provide additional incentive to such employees to continue to remain employees of Trizec Properties through the closing date of any merger that Trizec Properties might pursue and during a specified transition period following the closing of such a merger, and (iii) an amendment to the OPP to provide that the awards made under the OPP to all participants, including Trizec Properties’ executive officers, would vest in full and the participants would be entitled to receive payments under the OPP in the form of restricted stock immediately prior to the closing of any merger that Trizec Properties might pursue (but contingent on the closing), based on the total return to common stockholders for the period beginning on October 20, 2004 and ending on the date of any merger agreement. Immediately following the conclusion of the compensation committee’s meeting, the Trizec Properties Board convened a meeting and, upon the recommendation of the compensation committee, approved, with Mr. Callahan abstaining, the change in control severance pay plan, the retention bonus programs and the amendment to the OPP as recommended.
      In the evening of June 4, 2006, the Trizec Properties Special Committee convened a special telephonic meeting for the purpose of discussing the final offers submitted by Brookfield Properties and Blackstone and Company B. Representatives of Morgan Stanley, JPMorgan and Hogan & Hartson participated in this meeting. In advance of the meeting, each committee member received, among other things, current drafts of the merger and arrangement agreements submitted by the two bidders and related documents. At the meeting, representatives of Morgan Stanley and JPMorgan reviewed the financial analysis of the proposed merger with the members of the Trizec Properties Special Committee, summarized the final bids submitted by the remaining bidders and updated the Trizec Properties Special Committee on the negotiations that had taken place over the course of the prior three days since the Trizec Properties Special Committee’s last meeting.
      Representatives of Hogan & Hartson reviewed with the Trizec Properties Special Committee its fiduciary duties and the terms of the proposed merger and arrangement agreements submitted by Brookfield Properties and Blackstone and Company B. Hogan & Hartson summarized in detail the principal terms of the merger and arrangement agreements and ancillary documents, including the representations and warranties, operating covenants, the provisions regarding non-solicitation of different acquisition proposals, closing conditions and the absence of a financing contingency, termination provisions, termination fees and expense reimbursement provisions, the guarantees and the structure and financing of the proposed transaction. While it was noted by Hogan & Hartson that the merger and arrangement agreements presented by the two remaining bidding parties were similar in many respects, the merger and arrangement agreement submitted by Brookfield Properties and Blackstone, as compared to the merger and arrangement agreement submitted by Company B, included a higher guarantee and a lower termination fee. Hogan & Hartson also discussed the terms of the support agreements that would be entered into by Trizec Canada and an affiliate of Mr. Munk in connection with the transaction. Considerable discussion concerning the proposed transaction and the strengths and weaknesses of the two bids then ensued. JPMorgan rendered its oral opinion, which was later confirmed in writing, to the Trizec Properties Special Committee that, as of June 4, 2006 and based upon and subject to the various considerations and assumptions described therein, the proposed merger consideration to be received by Trizec Properties Common Stockholders (other than Trizec Canada and its controlling shareholders) pursuant to the merger and arrangement agreement submitted by Brookfield Properties and Blackstone was fair, from a financial point of view, to such stockholders. Further discussion of the proposed transaction followed, and after its deliberations, the Trizec Properties Special Committee recommended approving the merger, the merger and arrangement agreement and other transactions contemplated by the merger and arrangement agreement.
      The Trizec Properties Board then immediately convened a meeting. Mr. Munk did not participate in this meeting. JPMorgan rendered its oral opinion, which was later confirmed in writing, to the Trizec Properties Board that, as of June 4, 2006 and based upon and subject to the various considerations and assumptions described therein, the proposed merger consideration to be received by Trizec Properties Common Stockholders (other than Trizec Canada and its controlling shareholders) pursuant to the merger and arrangement agreement submitted by Brookfield Properties and Blackstone was fair, from a financial point of view, to such stockholders. The Trizec Properties Board then, upon the recommendation of the Trizec Properties Special Committee, approved the merger, the merger and arrangement agreement and the other transactions contemplated by the merger and arrangement agreement, and declared the merger, the merger and arrangement agreement and the other transactions contemplated by the merger and arrangement agreement advisable, fair to and in the best interests of Trizec Properties and its stockholders.
      The Trizec Canada Board (with Mr. Munk recusing himself) reconvened its meeting in the evening of June 4, 2006 for the purpose of discussing the final proposals submitted by Brookfield Properties and Blackstone and Company B. In advance of the meeting, each director received, among other things, the drafts of the merger and arrangement agreements and related documents for each of Brookfield Properties and Blackstone on the one hand and Company B on the other. Representatives of RBC and Davies participated in this meeting and representatives of Morgan Stanley were present for part of the meeting. At the meeting, representatives of Morgan Stanley summarized the final bids submitted by the two remaining bidders and updated the Trizec Canada Board on the negotiations that had taken place over the course of the prior three days since the board’s last meeting.
      Representatives of Davies reviewed with the members of the Trizec Canada Board their fiduciary duties in the context of the proposals submitted by Brookfield Properties and Blackstone and Company B and summarized in detail for the Trizec Canada Board the principal terms of the merger and arrangement agreements, including the representations and warranties, operating covenants, the provisions regarding non-solicitation of different acquisition proposals, closing conditions and the absence of a financing contingency, termination provisions, termination fees and expense reimbursement provisions, the guarantees and the structure and financing of the proposed transaction, noting their similarities and distinctions. Specific note was made that the Brookfield Properties and Blackstone proposal included a higher guarantee and a lower termination fee. Representatives of Davies also described for the Trizec Canada Board the ancillary agreements and discussed the proposed support agreements sought from Trizec Canada in connection with the merger and from P.M. Capital in connection with the arrangement. Considerable discussion concerning the transaction then ensued as to the merits and weaknesses of each proposal. RBC provided a detailed presentation of its financial assessment of the proposals before rendering its oral opinion, which was later confirmed in writing, to the Trizec Canada Board that, as of June 4, 2006 and based upon and subject to the factors and assumptions set forth therein, RBC was of the opinion that the consideration of $30.97 per share for the outstanding Trizec Canada Shares offered in the arrangement proposed by Brookfield Properties was fair from a financial point of view to Trizec Canada Shareholders. The Trizec Canada Board, among other things, approved the merger and arrangement agreement and recommended that the arrangement be approved by the holders of Trizec Canada Shares. The Trizec Canada Board also adopted resolutions regarding the payment of discretionary performance related bonuses and the meeting then concluded.
      In the evening of June 4, 2006, Mr. Callahan made a telephone call to representatives of Company B to inform Company B that Trizec Properties and Trizec Canada would not seek to consummate a transaction with Company B.
      Through the night of June 4, 2006 and into the morning of June 5, 2006, representatives of Hogan & Hartson and Davies continued to finalize the terms of the merger and arrangement agreement and related documents with Goodwin Procter and Simpson Thacher. Trading in the Trizec Properties Common Stock, the Subordinate Voting Shares and the common shares of Brookfield Properties did not open initially on the morning of June 5, 2006 pending the execution of the Merger and Arrangement Agreement. On June 5, 2006, the parties executed the merger and arrangement agreement and issued press releases announcing the proposed merger and arrangement.
REASONS FOR THE ARRANGEMENT AND
RECOMMENDATION OF THE TRIZEC CANADA BOARD
Factors Considered by the Trizec Canada Board Concerning the Fairness of the Arrangement
      In reaching its conclusion that the Arrangement is in the best interest of Trizec Canada and is fair to Trizec Canada Shareholders, the Trizec Canada Board considered and relied upon a number of factors, including the following:

•	the current and historical market prices of the Subordinate Voting Shares, and the fact that the $30.97 component of the Arrangement Consideration represented an approximate 30% premium over the closing price of the Subordinate Voting Shares on the TSX on June 2, 2006, the last trading day before the public announcement of the entering into of the Merger and Arrangement Agreement, and an approximate 32%, 31%, 35% and 38% premium to the average closing price of the Subordinate Voting Shares on the TSX for each of the 30-day, 90-day, 180-day and one-year periods respectively ended immediately prior to the public announcement of the proposed Arrangement;

•	the portion of the Arrangement Consideration attributable to shares of Trizec Properties Common Stock owned by Trizec Canada is equal on a per share basis to the per share consideration being paid to Trizec Properties Common Stockholders in the Trizec Properties Merger and the Trizec Canada Shareholders will also be receiving fair consideration for Trizec Canada’s Net Other Assets;

•	the RBC Opinion to the effect that, as of the date thereof and based upon and subject to the various factors, assumptions and limitations set forth therein, the consideration to be received by Trizec Canada Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Trizec Canada Shareholders;

•	the Trizec Canada Board’s understanding of, and its assessment of the future prospects of, Trizec Properties and its industry, including:

•	the high multiples of funds from operations at which shares of REITs have been trading recently and the risk that those multiples might not be sustained, which could result in a decline in the trading price of Trizec Properties Common Stock and, in turn, a decline in the trading price of Subordinate Voting Shares regardless of Trizec Properties’ performance; and

•	favourable conditions for sale transactions in the real estate markets generally and the office sector specifically, including high prices for real estate assets and low capitalization rates, the relatively low interest rate environment and the number of large portfolio acquisitions and public real estate mergers in recent years;

•	the fact that the Arrangement represents a transaction that provided the highest price to Trizec Canada Shareholders, both for Trizec Canada’s interest in Trizec Properties and for Trizec Canada’s Net Other Assets, and resulted from a competitive bidding process and the consideration of other potential transactions (see the heading “Background to the Arrangement and the Mergers” in this Circular);

•	the high probability that the transactions contemplated by the Merger and Arrangement Agreement would be completed based, among other things, on Brookfield Properties’ and Blackstone’s proven ability to complete large acquisition transactions on the agreed terms and Brookfield Properties’ and Blackstone’s extensive experience in the real estate industry;

•	the absence of a financing condition and the Brookfield Properties Guarantee;

•	the terms and conditions of the Merger and Arrangement Agreement, which were reviewed by the Trizec Canada Board in consultation with its financial and legal advisors and the fact that such terms were the result of arm’s-length negotiations between the parties;

•	the ability of the Trizec Canada Board, in certain circumstances described below under the heading “The Merger and Arrangement Agreement — Restrictions on Solicitation of Competing Transactions”, to consider, respond to and recommend the approval of a Combined Superior Proposal;

•	the appropriateness of the termination payments and right to match and their terms as an inducement to the Buyer Parties entering into the Merger and Arrangement Agreement and the likely impact of them upon any potential subsequent Combined Superior Proposal;

•	the fact that commencing in November 2007 the Trizec Properties Special Stock would no longer entitle Trizec Canada to cash dividends equal, on an after-tax basis, to non-Canadian taxes payable by Trizec Canada in respect of any dividends paid to it by Trizec Properties and thereafter Trizec Canada might not be in a position to pay per share dividends on the Trizec Canada Shares that are equivalent to the per share dividends paid by Trizec Properties on the Trizec Properties Common Stock;

•	the fact that after January 1, 2008 the Trizec Properties Special Stock becomes non-voting and accordingly Trizec Canada would no longer be able to cast a majority of the votes in elections of the Trizec Properties Board;

•	the fact that the Arrangement enables Trizec Canada Shareholders to receive an immediate payment in respect of the Net Other Assets rather than there being a possible holdback of some or all of Trizec Canada’s Net Other Assets until Trizec Canada’s liabilities had been discharged or otherwise provided for;

•	the fact that Trizec Canada Shareholders will be entitled to receive the Arrangement Consideration in cash which provides certainty of value;

•	the willingness of P.M. Capital to enter into the PMC Support Agreement to support the transaction;

•	the fact that the Arrangement Resolution must be approved by 66 2/3% of the votes cast by Trizec Canada Shareholders represented at the Meeting in person or by proxy; and

•	the fact that Trizec Canada Shareholders that do not approve of the Arrangement may exercise Dissent Rights.
      The Trizec Canada Board also considered the following potentially negative factors in its deliberations concerning the Arrangement:

•	the Arrangement would preclude Trizec Canada Shareholders from having the opportunity to participate in the future performance of Trizec Canada and, indirectly, Trizec Properties, and related future earnings growth, future appreciation of share value or future dividends that could be expected if Trizec Properties’ strategic plans were successfully implemented;

•	the significant costs involved in connection with entering into and completing the Arrangement and the Mergers and the substantial time and effort of management of Trizec Canada and Trizec Properties required to consummate each of the Arrangement and the Mergers and related disruptions to the operation of their respective businesses;

•	the pending Arrangement and pending Mergers or the failure to complete the Arrangement or the Mergers may cause substantial harm to relationships with employees and may divert management and employee attention away from the day to day operations of the businesses of Trizec Canada and Trizec Properties;

•	the inability to solicit different acquisition proposals and the possibility that the termination payments and expense reimbursement payable upon the termination of the Merger and Arrangement Agreement could discourage other potential bidders from making a competing bid;

•	because the adoption of the Merger and Arrangement Agreement is subject to approval by holders of shares of Trizec Properties Common Stock and is a closing condition under the Merger and Arrangement Agreement, consummation of the Arrangement is tied in effect to the completion of the Trizec Properties Merger;

•	an all cash transaction would be taxable to Trizec Canada Shareholders for income tax purposes;

•	the inability to take action to cause specific performance or require the Buyer Parties to complete the Arrangement and the Mergers and the exclusive remedy for such failure to complete the Arrangement and the Mergers being to seek damages up to the amount of the Brookfield Properties Guarantee; and

•	certain directors and senior officers may have interests in the Arrangement and the Mergers that are different from, or in addition to, the interests of Trizec Canada Shareholders (see the heading “The Arrangement — Interests of Directors and Senior Officers in the Arrangement and Related Transactions” in this Circular).
      The foregoing discussion of the factors considered by the Trizec Canada Board is not intended to be exhaustive, but rather includes the material factors considered by the Trizec Canada Board. In reaching its decision to approve and recommend the Arrangement, the Trizec Canada Board did not quantify or assign any relative or specific weight to the factors considered and individual directors may have given different weights to different factors.
Recommendation of the Trizec Canada Board
      The Trizec Canada Board (with Mr. Peter Munk recusing himself), having considered, among other things, the reasons for the Arrangement and the RBC Opinion as described above, has concluded that the Merger and Arrangement Agreement and the Arrangement are fair to Trizec Canada Shareholders and are in the best interests of Trizec Canada. The Trizec Canada Board recommends that Trizec Canada Shareholders vote FOR the Arrangement Resolution.
RBC FAIRNESS OPINION
      Trizec Canada retained RBC to provide financial advisory services and a fairness opinion in connection with the Arrangement. RBC was selected by the Trizec Canada Board to act as Trizec Canada’s financial advisor based on RBC’s qualifications, experience and reputation and its knowledge of the business and affairs of Trizec Canada. RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research.
      Trizec Canada initially contacted RBC regarding a potential advisory assignment in March 2006, and RBC was formally engaged by Trizec Canada through an engagement agreement dated May 10, 2006. The terms of the engagement agreement provide that RBC is to be paid a fee for its services under the engagement agreement, a portion of which is conditional upon the completion of the Arrangement. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Trizec Canada in certain circumstances.
      RBC delivered the RBC Opinion verbally on June 4, 2006 and subsequently confirmed such opinion in writing. In preparing the RBC Opinion, RBC made several assumptions, including that all of the conditions required to implement the Arrangement and Mergers will be met. In connection with the RBC Opinion, RBC reviewed and relied upon or carried out, among other things: (i) the most recent draft, dated June 4, 2006, of the Merger and Arrangement Agreement; (ii) the most recent drafts, dated June 3, 2006, of the PMC Support Agreement and the Trizec Canada Support Agreement; (iii) annual reports of Trizec Canada and annual reports of Trizec Properties for each of the two years ended December 31, 2005; (iv) audited financial statements of Trizec Canada and audited financial statements of Trizec Properties for each of the four years ended December 31, 2005; (v) trust indentures related to the Exchangeable Debentures; (vi) the internal management budget of Trizec Canada and internal management budget of Trizec Properties for the year ending December 31, 2006; (vii) unaudited projected cash flows of Trizec Canada, prepared by management of Trizec Canada, for the five years ending December 31, 2010 and unaudited projected property cash flows for the properties of Trizec Properties, prepared by management of Trizec Properties, for the eleven years ending June 30, 2017; (viii) discussions with senior management, legal counsel and tax advisors of Trizec Canada and Trizec Properties; (ix) public information with respect to other transactions of a comparable nature considered by RBC to be relevant; (x) public information relating to the business, operations, financial performance and stock trading history of Trizec Canada, Trizec Properties and other selected public companies and real estate investment trusts considered by RBC to be relevant; and (xi) such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances. With the approval of the Trizec Canada Board and as provided in the engagement agreement, RBC relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of Trizec Canada and Trizec Properties, and their respective consultants and advisors. The RBC Opinion is conditional upon the completeness, accuracy and fair presentation of such information. Subject to the exercise of professional judgment and except as expressly described in the RBC Opinion, RBC did not attempt to independently verify the completeness, accuracy or fair presentation of any such information.

      The RBC Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date thereof and the condition and prospects, financial and otherwise, of Trizec Canada, Trizec Properties and their respective subsidiaries and affiliates, as they were reflected in the information obtained by or provided to RBC and as they were represented to RBC in discussions with management of Trizec Canada and Trizec Properties. In its analyses and in preparing the RBC Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Arrangement or Mergers.
      In considering the fairness of the consideration under the Arrangement from a financial point of view to Trizec Canada Shareholders, RBC’s primary methodology was a net asset value (“NAV”) analysis of Trizec Canada. In assessing Trizec Canada’s investment in Trizec Properties for purposes of the Trizec Canada NAV analysis, RBC considered a NAV analysis of Trizec Properties. RBC also considered the value of the consideration per share of Trizec Properties Common Stock under the Trizec Properties Merger and compared the implied capitalization rates of net operating income and implied multiples of funds from operations under the Trizec Properties Merger to precedent transactions. RBC also reviewed trading multiples of comparable public real estate entities from the perspective of whether a public market value analysis for Trizec Properties might exceed NAV or precedent transaction values or the value of the consideration under the Trizec Properties Merger.
      RBC also considered the value being paid for Trizec Canada’s Net Other Assets. RBC also compared the consideration under the Arrangement to the market prices of the Subordinate Voting Shares prior to the announcement of the Arrangement and the Mergers on June 5, 2006.
      Based upon and subject to the assumptions, limitations and analyses set forth in the RBC Opinion, RBC is of the opinion that, as of June 4, 2006, the consideration under the Arrangement is fair from a financial point of view to the Trizec Canada Shareholders.
      During the past several years, RBC has provided financial advisory and/or financing services to Trizec Canada, Brookfield Properties and certain of their respective associates and affiliates and has received customary fees in connection with such services. RBC and/or certain of its affiliates will participate in a group of lenders providing debt financing to Parent for the purposes of the Arrangement and the Mergers, as described under the heading “Funding of the Arrangement and the Mergers” in this Circular, but will not be in a lead or co-lead role in respect of such financing.
      The full text of the written RBC Opinion is attached as Annex E to this Circular and should be read carefully and in its entirety by Trizec Canada Shareholders. RBC has not prepared a valuation of Trizec Canada or any of its securities or assets and the RBC Opinion should not be construed as such.
THE ARRANGEMENT
      The following contains a summary only of the Plan of Arrangement and the Arrangement. Trizec Canada Shareholders are urged to read in its entirety the Plan of Arrangement attached as Annex G to this Circular.
Vote Required to Approve the Arrangement
      Subject to any further order of the Court, the Interim Order provides that the Arrangement Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast by Trizec Canada Shareholders represented in person or by proxy and entitled to vote at the Meeting, with the Subordinate Voting Shares voting on a one-vote-per-share basis and the Multiple Voting Shares being entitled, in accordance with the Articles of Trizec Canada and the Voting Trust Agreement, to vote a simple majority of all votes entitled to be cast on the matter by all holders of voting securities of Trizec Canada in the aggregate. Contemporaneously with Trizec Canada entering into the Merger and Arrangement Agreement, P.M. Capital, a corporation wholly-owned by Mr. Peter Munk that is the registered owner of 7,522,283 Multiple Voting Shares and the beneficial owner of 1,972,435 Subordinate Voting Shares, entered into the PMC Support Agreement pursuant to which P.M. Capital has agreed to vote all of the Trizec Canada Shares owned by it (including any Trizec Canada Shares that may be acquired after the execution of the Merger and Arrangement Agreement) for the Plan of Arrangement, subject to the terms and conditions contained in such support agreement. As at the Record Date, the Trizec Canada Shares subject to the PMC Support Agreement that are eligible to be voted at the Meeting represented approximately 51.9% of the aggregate voting power of the outstanding Trizec Canada Shares. See the additional information under the headings “Related Agreements — PMC Support Agreement” and “Information Concerning Trizec Canada — Voting Trust Agreement” in this Circular.

Summary and Effects of the Arrangement
      The Arrangement effects a series of transactions as a result of which (i) Trizec Canada will acquire for cancellation the Trizec Canada Shares held by Certifying Shareholders that have elected in their Letter of Transmittal to have their Trizec Canada Shares dealt with in this manner and (ii) Trizec Canada will pay to all remaining Trizec Canada Shareholders a capital gains dividend to be satisfied by the issuance in respect of each outstanding Trizec Canada Share of a fractional Subordinate Voting Share, following which Newco will acquire all of the remaining Trizec Canada Shares including those issued pursuant to the share dividend to remaining Trizec Canada Shareholders, in each case for consideration equal to the Arrangement Consideration, without interest and subject to applicable withholding taxes. The Arrangement Consideration will be paid in U.S. dollars. The aggregate cash consideration receivable under the Arrangement by a Trizec Canada Shareholder will be the same whether it makes the election as a Certifying Shareholder to dispose of its Trizec Canada Shares to Trizec Canada or whether its Trizec Canada Shares are acquired by Newco.
      Pursuant to the Arrangement, commencing at the effective time of the Arrangement (being 12:01 a.m. on the Effective Date) and ending no later than 9:00 a.m. on the Effective Date, each of the events listed below will occur and be deemed to occur, except as otherwise noted, one minute apart and in the following sequence without any further authorization, act or formality:

(a)	all Trizec Canada Stock Options will become fully vested and exercisable, whether or not vested or subject to any performance condition that has not been satisfied, and regardless of the exercise price thereof;

(b)	each “in-the-money” Trizec Canada Stock Option will be cancelled in exchange for a cash payment from Trizec Canada equal to the excess of the Arrangement Consideration per Trizec Canada Share over the U.S. dollar equivalent (determined by the noon exchange rate of the bank of Canada on the business day immediately preceding the Effective Date) of the exercise price of such Trizec Canada Stock Option;

(c)	each “out-of-the-money” Trizec Canada Stock Option will be cancelled and be of no further force and effect;

(d)	Newco will advance to Trizec Canada, and Trizec Canada will borrow from Newco, an amount that, in addition to Trizec Canada’s cash on hand after subtracting the amount payable by Trizec Canada pursuant to (b) and a reasonable reserve, will enable Trizec Canada to satisfy its obligations pursuant to (e);

(e)	each Trizec Canada Share held by a Certifying Shareholder in respect of which such Trizec Canada Shareholder has elected in its Letter of Transmittal to be dealt with in this manner, will be transferred by the holder thereof to and be acquired by Trizec Canada for cancellation, free and clear of all liens, charges, claims and encumbrances in exchange for cash payment by Trizec Canada equal to the sum of $30.97 plus the Quarterly Dividend Amount and will be cancelled;

(f)	Trizec Canada will pay to the holders of Trizec Canada Shares, on each outstanding Trizec Canada Share (including, for greater certainty, each such share held by Dissenting Shareholders and excluding, for greater certainty, the Trizec Canada Shares acquired and cancelled by Trizec Canada in (e)), a capital gains dividend in an amount equal to $7.50, the full and final payment of such dividend to be satisfied by the issuance by Trizec Canada in respect of each such outstanding Trizec Canada Share of a fractional Subordinate Voting Share equal to the quotient determined when (i) $7.50 is divided by (ii) $30.97 plus the Quarterly Dividend Amount less $7.50, and there will be added to Trizec Canada’s capital account in respect of the Subordinate Voting Shares an amount equal to the aggregate dividend;

(g)	each Trizec Canada Share together with the fractional Subordinate Voting Share issued in connection with such Trizec Canada Share pursuant to (f) (other than any Subordinate Voting Shares held by Dissenting Shareholders and fractional shares issued to such Dissenting Shareholders) will be transferred by the holder thereof to and be acquired by Newco, free and clear of all liens, charges, claims and encumbrances, in exchange for a cash payment by Newco equal to the sum of $30.97 plus the Quarterly Dividend Amount, which Arrangement Consideration will be the aggregate consideration payable in respect of each Trizec Canada Share and fractional Subordinate Voting Share issued in connection with such Trizec Canada Share pursuant to (f); and

(h)	each Subordinate Voting Share, together with the fractional Subordinate Voting Share issued in connection with such Trizec Canada Share pursuant to (f), held by a Trizec Canada Shareholder who has validly exercised Dissent Rights will be transferred by such Trizec Canada Shareholder to and be acquired by Newco, free and clear of all liens, charges, claims and encumbrances, and, in exchange therefor, such Trizec Canada Shareholder will have the right to be paid fair value for such Subordinate Voting Share in accordance with the Dissent Procedures.

      Assuming the conditions set out in the Merger and Arrangement Agreement have been satisfied or waived by the parties, upon obtaining the Final Order, Trizec Canada will file the Articles of Arrangement with the CBCA Director as soon as practicable thereafter, at which time the Arrangement will become effective.
      Trizec Canada will fund its obligations under the Plan of Arrangement in respect of the Trizec Canada Stock Options out of cash on hand and in respect of Trizec Canada Shares acquired by Trizec Canada for cancellation, out of cash on hand and proceeds of a loan to be advanced by Newco pursuant to the Arrangement. As a result of the completion of the Arrangement, Trizec Canada Shareholders will no longer have an ownership interest in Trizec Canada. In the event that the Arrangement does not proceed for any reason, including because it does not receive the requisite Trizec Canada Shareholder or Court approvals, Trizec Canada will continue as a publicly held company and has no present plan for any material change to its business.
Treatment of Trizec Canada Stock Options
      Pursuant to the Arrangement, all Trizec Canada Stock Options outstanding immediately before the effective time of the Arrangement will become fully vested and exercisable, whether or not vested or subject to any performance condition that has not been satisfied, and regardless of the price at which such options could be exercised at that time. Under the Arrangement, a holder of a Trizec Canada Stock Option will receive cash in the amount by which (i) the sum of $30.97 plus the Quarterly Dividend Amount exceeds (ii) the U.S. dollar equivalent (determined by the noon exchange rate of the Bank of Canada on the business day immediately preceding the Effective Date) of the price at which such Trizec Canada Stock Option may be exercised, and such option will be cancelled. If the U.S. dollar equivalent of the exercise price of an option is equal to or greater than the amount described in (i) above, such option will be cancelled for no consideration.
Treatment of Trizec Canada Exchangeable Debentures
      The Exchangeable Debentures are exchangeable at the option of their holders for a fixed number of common shares of Barrick, subject to the right of Trizec Canada to deliver cash or a combination of cash and Barrick common shares in lieu of the prescribed number of Barrick common shares. Trizec Canada owns 30,292,560 Barrick common shares that have been pledged to the trustee under the indentures pursuant to which the Exchangeable Debentures were issued, as collateral to secure the holders’ exchange rights.
      Trizec Canada has the right to redeem the outstanding 3% Exchangeable Debentures at any time at a redemption price equal to the principal amount plus accrued and unpaid interest in cash. The obligation to pay the principal amount of the redemption price may be satisfied, at the option of Trizec Canada, by payment of either the exchange number of Barrick common shares, which is 32.2581 per $1,000 of debentures, or of cash in an amount equal to the current market price (as defined in the relevant indenture) of the exchange number of Barrick common shares. Trizec Canada has the right to redeem the outstanding floating rate Exchangeable Debentures at any time at a redemption price equal to the principal amount plus accrued and unpaid interest in cash plus, if the debentures are redeemed prior to 2023, payment in cash of an early redemption premium that in aggregate equals approximately $5.5 million. The obligation to pay the principal amount of the redemption price may be satisfied, at the option of Trizec Canada, by payment of either the exchange number of Barrick common shares, which is 52.4162 per $1,000 of debentures, or of cash in an amount equal to the current market price (as defined in the relevant indentures) of the exchange number of Barrick common shares.
      In connection with the Arrangement, Brookfield Properties has requested that Trizec Canada redeem the Exchangeable Debentures prior to closing and Trizec Canada has determined to comply with such request. Due to the lengthy period of time required to redeem the 3% Exchangeable Debentures, it is expected that the notice of redemption will be issued in early August, prior to the date of the Meeting, and therefore this series of Exchangeable Debentures will be redeemed whether or not the Arrangement Resolution is approved by Trizec Canada Shareholders. It is expected that notice of redemption of the floating rate Exchangeable Debentures will be given on or within two business days after the date on which the Final Order is obtained and that redemption of such Exchangeable Debentures will be effected prior to the Effective Date. The outstanding floating rate Exchangeable Debentures will be redeemed for Barrick common shares and the outstanding 3% Exchangeable Debentures will be redeemed for cash, Barrick common shares or a combination thereof, as determined by Brookfield Properties at the time the applicable notice of redemption is issued. See also “The Merger and Arrangement Agreement — Pre-Closing Transactions” in this Circular.
Net Other Assets
      The $30.97 component of the Arrangement Consideration to be received by the Trizec Canada Shareholders represents $29.01 attributable to the shares of Trizec Properties Common Stock indirectly owned by Trizec Canada plus an additional $1.96 which reflects the agreed amount payable on account of Trizec Canada’s Net Other Assets.
      Trizec Canada’s Net Other Assets are used to fund its overhead expenses, the net interest expense in respect of the Exchangeable Debentures (and the redemption premium of approximately $5.5 million payable if the floating rate Exchangeable Debentures are redeemed) and to satisfy the other liabilities of Trizec Canada.
      In the course of carrying on business, Trizec Canada has engaged in various activities and transactions, including reorganizations and sales of businesses and assets. Trizec Canada believes that all liabilities related to its activities and transactions have been paid or provided for in its financial statements. However, there can be no certainty that, for example, relevant taxation authorities will not propose adjustments or take actions that may give rise to presently unanticipated liabilities that Trizec Canada’s tax losses may not be adequate or available to offset, or that other liabilities will not be asserted. In particular, certain tax audits have not progressed as expeditiously as originally anticipated, and consequently it is likely that notices of assessment and/or clearance certificates in respect of the relevant tax years will not have been received by August 15, 2007, the date following which Trizec Canada had anticipated that, but for the Arrangement, a significant number of Trizec Canada Shareholders would seek to redeem their Trizec Canada Shares. Absent the Arrangement, Trizec Canada believes that, with the prospect of significant redemptions, it may be necessary to take tax and other liabilities that may be asserted in the future into account in connection with redemptions of Trizec Canada Shares. Accordingly, an allowance for liabilities, contingent or otherwise, that may be asserted in the future may need to be made with respect to Trizec Canada’s Net Other Assets.
      In the fall of 2005, Trizec Canada began exploring various alternatives to ensure that it maintains sufficient resources to satisfy all of its liabilities and that all Trizec Canada Shareholders are treated fairly and equitably in connection with redemptions of shares after August 2007. If the Arrangement does not proceed, Trizec Canada remains committed to ensuring that all Trizec Canada Shareholders, regardless of whether or when they elect to redeem their Trizec Canada Shares, will be treated equitably in respect of excess cash remaining after all of Trizec Canada’s liabilities have been discharged or otherwise provided for. Alternatives considered prior to the entering into of the Merger and Arrangement Agreement included a holdback of some or all of Trizec Canada’s Net Other Assets, in lieu of an allowance for contingent and other liabilities in the calculation of Trizec Canada’s net asset value, until such time as all of its liabilities have been satisfied. If the Arrangement does not proceed, prior to August 15, 2007, a determination will be made by the Trizec Canada Board in respect of such alternatives to achieve fairness for all Trizec Canada Shareholders. Trizec Canada expects that if a holdback mechanism is adopted, it will provide for the receipt by redeeming Trizec Canada Shareholders of their pro rata share of the value of Trizec Canada’s investment in Trizec Properties and potentially cash reflecting a portion of the value of Trizec Canada’s Net Other Assets. Such Trizec Canada Shareholders would also be entitled to receive their pro rata share of Trizec Canada’s remaining Net Other Assets, if any, once all liabilities are ultimately discharged or otherwise provided for.
Stock Exchange Listing and Status as a Reporting Issuer
      On the Effective Date, the Subordinate Voting Shares will be delisted from the TSX. Following the Effective Date, an application will be made to the applicable securities regulatory authorities in Canada for an order requesting that Trizec Canada cease to be a “reporting issuer” for the purposes of applicable securities legislation. As a result, Trizec Canada will no longer be subject to the ongoing disclosure and other obligations currently imposed upon it under such legislation. Trizec Canada will deregister the Subordinate Voting Shares under the Exchange Act, and thereafter will cease to be required to file reports with the SEC.
Interests of Directors and Senior Officers in the Arrangement and Related Transactions
      Directors and senior officers of Trizec Canada directly or indirectly hold in the aggregate 3,631,788 Subordinate Voting Shares and 7,522,283 Multiple Voting Shares, which securities will be exchanged on the Effective Date in accordance with the Plan of Arrangement. The directors and senior officers of Trizec Canada and certain other persons may have interests in the Mergers and the Arrangement that are different from, or in addition to, those of Trizec Canada Shareholders. These potentially differing interests are described below.

      Trizec Canada Shares and Trizec Canada Stock Options
      As of the Record Date, there were 784,042 Trizec Canada Shares subject to Trizec Canada Stock Options, all of which were vested.
      The following table sets forth (i) the number of vested and unvested Trizec Canada Stock Options held by senior officers and directors of Trizec Canada with U.S. dollar converted exercise prices less than $30.97 and the weighted average exercise price thereof, (ii) the number of Multiple Voting Shares and Subordinate Voting Shares directly or indirectly held by such senior officers and directors, in each case as of the Record Date and (iii) the aggregate consideration that each such senior officer and director will receive pursuant to the Arrangement with respect to the foregoing interests. For the purposes of this table, the Quarterly Dividend Amount payable in connection with the Arrangement has not been taken into account since it is not determinable at this time. In addition, an exchange rate from Canadian dollars to U.S. dollars of 1.1204 has been used for indicative purposes only as the actual rate to be applied is not determinable at this time. The actual amount of the aggregate resulting consideration will depend on the Effective Date of the Arrangement, the actual amount of the Quarterly Dividend Amount and the actual currency exchange rate on the business day immediately prior to the Effective Date.

	No. of Subordinate	Weighted Average
	Voting Shares	Exercise
	Underlying	Price of Vested and		No. of	Aggregate
	Vested and	Unvested	No. of Multiple	Subordinate	Resulting
Name	Unvested Options	Options(1)	Voting Shares	Voting Shares	Consideration

Senior Officers:
Peter Munk	550,000	21.46	7,522,283	1,972,435	299,281,096
Robert B. Wickham	—	—	—	2,000	61,940
Colin J. Chapin	—	—	—	—	—

Directors:
Howard L. Beck	54,750	22.60	—	49,353	1,986,978
C. William D. Birchall	75,000	21.68	—	1,602,500	50,326,193
Alan R. Hudson	—	—	—	3,500	108,395
Donald L. Lenz	—	—	—	2,000	61,940

(1)	The weighted average exercise price has been converted into U.S. dollars rounded to the nearest one-hundredth.
     Change in Control Severance Benefits
      Trizec Canada entered into an employment agreement with Mr. Robert Wickham in February 2006, such agreement replacing his employment agreement of May 2003. The agreement provides that Mr. Wickham is entitled to (i) an annual salary of Cdn.$420,000 and an annual bonus of not less than Cdn.$220,000, (ii) an annual discretionary bonus component determined by the compensation committee of the Trizec Canada Board and (iii) a long-term incentive award of $2,000,000 payable if Trizec Canada’s available cash exceeds a set amount, subject to adjustment, at the earlier of the sale or distribution of all or substantially all of Trizec Canada’s assets, winding-up or dissolution of Trizec Canada, and December 1, 2007. Pursuant to his employment agreement, if Mr. Wickham elects to terminate his employment following a change in control of Trizec Canada, he will become entitled to (i) a payment representing pro-rated current salary and annual minimum bonus based on a pre-determined schedule to a maximum of 14 months, (ii) payment of a long-term incentive award in the amount of $2,000,000, (iii) continuance of his benefits for a maximum period of 18 months and (iv) outplacement services of up to Cdn.$25,000.
      Trizec Canada entered into an employment agreement with Mr. Colin Chapin in February 2006, such agreement replacing his employment agreement of December 2003. The agreement provides that Mr. Chapin is entitled to (i) an annual salary of Cdn.$350,000 and an annual bonus of not less than Cdn.$245,000, (ii) an annual discretionary bonus component determined by the compensation committee of the Trizec Canada Board and (iii) a long-term incentive award of $1,000,000 payable if Trizec Canada’s available cash exceeds a set amount, subject to adjustment, at the earlier of the sale or distribution of all or substantially all of Trizec Canada’s assets, winding-up and/or dissolution of Trizec Canada, and December 1, 2007. Pursuant to his employment agreement, if Mr. Chapin elects to terminate his employment following a change in control of Trizec Canada, he will become entitled to (i) salary and pro-rated minimum bonus up to the date of termination, (ii) payment of a long-term incentive award in the amount of $1,000,000,

(iii) continuance of his benefits for a maximum period of 18 months and (iv) outplacement services of up to Cdn.$25,000.
      Certain other employees of Trizec Canada will become entitled to a severance award if their employment is not continued following the completion of the Arrangement. Such severance award includes (i) one-twelfth of the employee’s annual base salary and previous year’s bonus for each year of employment with Trizec Canada or a predecessor corporation, (ii) payment of unused vacation days plus a pro rata bonus award for the year in which employment is terminated, (iii) ongoing benefits until the end of the notice of termination period or until becoming eligible for benefits with a new employer and (iv) provision of a program of employment relocation counselling.
      Interests in Mergers
      None of the directors or senior officers of Trizec Canada owns any shares of Trizec Properties Common Stock or Trizec Operating Company units. As a result, they will not receive any additional consideration in connection with the Mergers with respect to such shares or units.
      Certain directors and senior officers of Trizec Canada own Trizec Properties Warrants. Under the terms of the Merger and Arrangement Agreement, immediately prior to the effective time of the Trizec Properties Merger, all of the Trizec Properties Warrants, including those held by directors and senior officers of Trizec Canada, whether or not exercisable, payable or vested, will become fully exercisable, payable or vested and free of any forfeiture restrictions.
      The following table sets forth certain information regarding the Trizec Properties Warrants held by senior officers and directors of Trizec Canada. The information set out in such table assumes that the amount of the consideration per share of Trizec Properties Common Stock payable under the Merger and Arrangement Agreement is $29.01 and does not include the pro rata portion of the unpaid regular quarterly dividends payable on Trizec Properties Common Stock up to the date on which the Trizec Properties Merger is completed since it is not determinable at this time. The actual amount will differ depending on the effective date of the Trizec Properties Merger.

Aggregate
		Weighted Average Exercise Price	Resulting
Name	Vested and Unvested Warrants	of Vested and Unvested Warrants	Consideration

Senior Officers:
Peter Munk	350,000	15.45	4,746,000
Robert B. Wickham	—	—	—
Colin J. Chapin	—	—	—

Directors:
Howard L. Beck	6,250	14.58	90,188
C. William D. Birchall	—	—	—
Alan R. Hudson	—	—	—
Donald L. Lenz	—	—	—
Indemnification of Directors and Officers
      The Merger and Arrangement Agreement provides, among other things, that for a period of at least six years after the Effective Date, the organizational documents of Trizec Canada will contain indemnification provisions that are no less favourable than the indemnification provisions in its existing constating documents, and that those provisions will not be modified during that period in any manner that would affect adversely the rights of any person who at or prior to the Arrangement was a director, officer, trustee, employee, agent or fiduciary of Trizec Canada or its subsidiaries, except as required by law and then only to the minimum extent required by Canadian law.
      Parent and Acquisitionco have agreed to indemnify, to the fullest extent permitted by applicable laws, persons who were at the date of the Merger and Arrangement Agreement or during the period between the signing of the Merger and Arrangement Agreement and the closing of the transactions contemplated therein serving as a director, officer or trustee of Trizec Canada or its subsidiaries with respect to any legal action, suit or proceeding, or any inquiry or investigation arising out of or relating to such service occurring at or prior to the Arrangement and, subject to certain conditions, will pay or advance related reasonable legal fees, costs, obligations and expenses incurred by them.
      The Merger and Arrangement Agreement requires that, with respect to claims arising from facts or events that occurred on or prior to the Arrangement, Trizec Canada maintain in effect, for a period of at least six years after the

Effective Date, its and its subsidiaries’ current directors’ and officers’ liability insurance policies; provided, however, that Trizec Canada may instead substitute policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured. This requirement is subject to a maximum cost per year of coverage of 300% of the annual premiums paid for such insurance prior to the date of the Merger and Arrangement Agreement. If the cost per year of insurance coverage exceeds such maximum amount, Trizec Canada must obtain as much comparable insurance as possible for an annual premium equal to 300% of the annual premiums paid prior to the date of the Merger and Arrangement Agreement.
      Parent and Mergerco have agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the Arrangement now existing in favour of the current or former directors, officers, trustees, employees, agents or fiduciaries of Trizec Canada or its subsidiaries as provided in the existing constating documents (or, as applicable, the constating documents of any subsidiaries) and certain indemnification agreements of Trizec Canada or its subsidiaries will continue in full force and effect following the Arrangement.
      The Merger and Arrangement Agreement provides that Parent will have the right to participate in the defence or settlement of any shareholder or member litigation against Trizec Canada, Trizec Properties and Trizec Operating Company and their respective directors or officers relating to the Arrangement or the other transactions contemplated by the Merger and Arrangement Agreement; provided, however, that no such settlement will be agreed to without Parent’s consent, which consent will not be unreasonably withheld.
      The obligations described above regarding directors’ and officers’ indemnification and directors’ and officers’ liability insurance must be assumed by any successor entity to Trizec Canada as a result of any consolidation, merger or transfer of all or substantially all of its properties and assets.
Amendments
      Trizec Canada has the right to amend, modify or supplement the Plan of Arrangement at any time prior to the Effective Date provided that any such amendment, modification or supplement must be (i) in writing, (ii) filed with the Court and, if made following the Meeting, approved by the Court, (iii) agreed to in writing by Acquisitionco and Parent and (iv) communicated to Trizec Canada Shareholders if and as required by the Court. In addition, Trizec Canada may unilaterally amend, modify or supplement the Plan of Arrangement where such amendment, modification or supplement concerns a matter which, in the reasonable opinion of Trizec Canada, is of an administrative nature required to better give effect to the implementation of the Plan of Arrangement and is not adverse to the financial or economic interests of any Trizec Canada Shareholder.
Expenses of the Arrangement
      The estimated fees, costs and expenses of Trizec Canada in connection with the Arrangement including, without limitation, financial advisors’ fees, filing fees, legal and accounting fees and printing and mailing costs, excluding taxes, are anticipated to be approximately $9.5 million. Pursuant to the Merger and Arrangement Agreement, all expenses of the parties in connection with the transactions contemplated therein are to be paid by the party incurring such expenses, subject to certain exceptions in the event of a breach or termination of the Merger and Arrangement Agreement.
THE MERGERS
      The following contains a summary only of the description of the Mergers. Trizec Canada Shareholders are urged to read in its entirety the Merger and Arrangement Agreement reproduced as Annex D to this Circular.
      Pursuant to the Trizec Properties Merger, Mergerco will merge with and into Trizec Properties, Mergerco’s separate corporate existence will cease, and Trizec Properties will survive the merger with Parent owning all of Trizec Properties Common Stock not owned by Trizec Canada and its subsidiaries. In the Trizec Properties Merger, each share of Trizec Properties Common Stock issued and outstanding immediately prior to the Trizec Properties Merger (other than shares held in treasury or owned by Trizec Canada, its subsidiaries, Parent and its affiliates, and shares held by Trizec Properties Common Stockholders who properly exercise dissent rights under Delaware law) will be converted into, and cancelled in exchange for, one share of newly created, fully paid and non-assessable redeemable preferred stock of the surviving corporation. Immediately after the completion of the Trizec Properties Merger, each share of redeemable preferred stock will be redeemed without further action on the part of the holder thereof for the right to receive $29.01 in cash plus an additional cash amount that represents a pro rata portion of the regular quarterly dividend payable on Trizec Properties Common Stock and allocable to the quarter in which the Trizec Properties Merger closes, in each case, without interest and less applicable withholding taxes. All of the properties, assets and liabilities of Trizec Properties and Mergerco will become those of the surviving corporation. Following the completion of the Trizec Properties Merger, the Trizec Properties Common Stock will be delisted from the NYSE and deregistered under the Exchange Act and will no longer be publicly traded.
      Immediately after the completion of the Trizec Properties Merger, Merger Operating Company will, pursuant to the Operating Company Merger, merge with and into Trizec Operating Company, Merger Operating Company’s separate existence will cease and Trizec Operating Company will survive the merger and continue to exist with the surviving corporation of the Trizec Properties Merger being its sole managing member. In the Operating Company Merger, each common unit of limited liability company interest (other than units held by Trizec Properties and its subsidiaries) issued and outstanding immediately prior to the Operating Company Merger will be converted into, and cancelled in exchange for, one newly created and fully paid redeemable preferred unit. Holders of such redeemable preferred units will be entitled to elect to (i) redeem each such redeemable preferred unit at any time (including immediately after the effective time of the Operating Company Merger) in exchange for an amount per unit equal to $29.01 in cash plus an additional cash amount that represents a pro rata portion of the regular quarterly dividend payable on Trizec Properties Common Stock and allocable to the quarter in which the Trizec Properties Merger closes, in each case, without interest and less applicable withholding taxes, plus all accrued and unpaid distributions on such redeemable preferred units, (ii) retain each such redeemable preferred unit, or (iii) convert each such redeemable preferred unit on a one-for-one basis within 15 days following the Operating Company Merger into a Class B common unit in the surviving operating company. All of the property of Trizec Operating Company will be vested in the surviving operating company and all of the liabilities of Trizec Operating Company will attach to the surviving operating company.

      It is contemplated that the Mergers will be completed on the same date as the Arrangement. The following chart shows the organizational structure of the Trizec Related Entities immediately prior to, and after, the Arrangement and the Mergers:
FUNDING OF THE ARRANGEMENT AND THE MERGERS
      In connection with the Arrangement, Trizec Canada and Newco will pay an aggregate of approximately $1.9 billion to the Trizec Canada Shareholders (assuming no Trizec Canada Shareholders exercise and perfect their Dissent Rights) and the holders of Trizec Canada Stock Options. In connection with the Mergers, Parent will cause an aggregate of approximately $3.0 billion to be paid to the stockholders of Trizec Properties (other than Trizec Canada, its subsidiaries, Parent and affiliates of Parent), the members of Trizec Operating Company (assuming none of such members elect to convert their preferred units of the surviving operating company into a continuing operating unit of the surviving operating company, in each case, in lieu of redeeming them for cash consideration) and the holders of Trizec Properties’ outstanding stock options, restricted stock, restricted stock units and rights, deferred restricted stock units and rights and warrants. These payments are expected to be funded by a combination of equity contributions to Parent and Newco and debt financing.
      In connection with the execution and delivery of the Merger and Arrangement Agreement, Parent has obtained a debt commitment letter from Merrill Lynch Mortgage Lending, Inc. providing for a commitment of debt financing in an aggregate principal amount of up to $3.6 billion, provided that if additional properties of Trizec Properties are financed under such debt commitment letter, such principal amount will be increased by 75% of the allocated value of such properties. Merrill Lynch Mortgage Lending, Inc. has been joined in its commitment by Bear Stearns Commercial

Mortgage, Inc., Morgan Stanley Mortgage Capital Inc., Deutsche Bank Securities, Inc.’s affiliate German American Capital Corporation and Royal Bank of Canada. In addition to the payment of the consideration for the Mergers and the Arrangement, the funds to be borrowed pursuant to such debt commitment letter will be used for purposes such as reserves, refinancing of some existing debt and for other costs and expenses related to the Mergers and the Arrangement. The funds to be borrowed under such debt commitment letter are to be secured by, among other things, a first priority mortgage lien on certain office complexes which are wholly-owned or ground leased by Trizec Properties and certain other collateral required by the lenders.
      The debt commitment letter terminates on December 31, 2006, unless extended in accordance with the debt commitment letter, and is conditional on the completion of the Mergers and the Arrangement and other customary conditions. The lenders have the right to terminate the debt commitment letter under certain circumstances, including if Parent is entitled to terminate the Merger and Arrangement Agreement due to a breach of certain representations and warranties by Trizec Properties or Trizec Canada or a material adverse effect with respect to Trizec Properties or Trizec Canada.
      The Merger and Arrangement Agreement does not contain a financing condition. Under the terms of the Merger and Arrangement Agreement, Parent has agreed to use its reasonable best efforts to arrange its debt financing on the terms and conditions described in the debt commitment letter. In the event that any portion of Parent’s debt financing becomes unavailable on the terms and conditions contemplated in the debt commitment letter, Parent is obligated to use its reasonable best efforts to obtain that portion from alternative sources. Parent is obligated to keep Trizec Canada and Trizec Properties informed of the status of its efforts to arrange debt financing and to give Trizec Canada and Trizec Properties prompt notice of any material breach by any party of the debt commitment letter or of any termination of the debt commitment letter. Before it permits any material amendment or modification to be made to, or any waiver of any material provision or remedy under, the debt commitment letter which would or would be reasonably expected to materially and adversely affect or delay in any material respect Parent’s ability to consummate the Mergers and the Arrangement, Parent must first obtain the written consent of Trizec Canada and Trizec Properties. With certain exceptions, Trizec Canada and Trizec Properties have agreed to provide, and to cause their respective subsidiaries and representatives to provide, all reasonable cooperation in connection with the arrangement of the debt financing as may be reasonably requested by Parent.
      If all other closing conditions have been satisfied or waived but Parent fails to obtain adequate financing to complete the Mergers and the Arrangement, such failure will constitute a breach of its covenants under the Merger and Arrangement Agreement. In that event, so long as the Trizec Related Entities are not in material breach of their respective obligations under the Merger and Arrangement Agreement, Trizec Properties and Trizec Canada would be entitled to terminate the Merger and Arrangement Agreement and receive from Parent an amount equal to all reasonable expenses incurred by Trizec Properties and Trizec Canada in connection with the proposed transactions, up to $15.5 million for Trizec Properties and up to $9.5 million for Trizec Canada. In addition, the Trizec Related Entities may take legal action against Brookfield Properties to seek damages of up to a maximum of $1.1 billion less the amount of any actual expense reimbursements received by the Trizec Related Entities under the Brookfield Properties Guarantee.
THE MERGER AND ARRANGEMENT AGREEMENT
      The following is a summary only of certain material terms of the Merger and Arrangement Agreement, a copy of which is attached to this Circular as Annex D. This summary and certain capitalized terms referred to therein may not contain all of the information about the Merger and Arrangement Agreement that is important to Trizec Canada Shareholders. Therefore, Trizec Canada Shareholders should read the Merger and Arrangement Agreement in its entirety, as the rights and obligations of the parties are governed by the express terms of the Merger and Arrangement Agreement and not by this summary or any other information contained in this Circular.
      The Merger and Arrangement Agreement contains representations and warranties made by, and to, the Trizec Related Entities and the Buyer Parties. These representations and warranties, which are set forth in the Merger and Arrangement Agreement attached to this Circular as Annex D, were made for the purposes of negotiating and entering into the Merger and Arrangement Agreement. In addition, these representations and warranties were made as of specified dates, may be subject to standards of materiality different from what may be viewed as material to Trizec Canada Shareholders, or may have been used for the purpose of allocating risk between the parties instead of establishing such matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Circular, may have changed since the date of the

Merger and Arrangement Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Circular.
Representations and Warranties
      Each of the Trizec Related Entities made customary representations and warranties in favour of the Buyer Parties in the Merger and Arrangement Agreement that are subject, in some cases, to specified exceptions and qualifications contained in the Merger and Arrangement Agreement or in the disclosure schedules delivered in connection therewith. The representations and warranties made by Trizec Canada relate to, among other things:

•	the due organization, valid existence, good standing and power and authority to carry on the businesses of Trizec Canada and its subsidiaries;

•	the articles, bylaws and similar organizational documents of Trizec Canada and its subsidiaries;

•	the capitalization of Trizec Canada and its subsidiaries and the absence of any encumbrances on the ownership of equity interests of Trizec Canada’s subsidiaries;

•	the power and authority of Trizec Canada to execute and deliver, and to perform its obligations under, the Merger and Arrangement Agreement and to consummate the transactions contemplated by the Merger and Arrangement Agreement;

•	the enforceability of the Merger and Arrangement Agreement against Trizec Canada;

•	the vote of Trizec Canada Shareholders required in connection with the approval of the Arrangement;

•	the absence of conflicts with, or breaches or violations of, the organizational documents of Trizec Canada and its subsidiaries, and the laws, permits and certain contracts applicable to Trizec Canada and its subsidiaries, as a result of entering into the Merger and Arrangement Agreement or the performance by Trizec Canada of its obligations thereunder;

•	the consents and approvals of governmental entities required as a result of the execution and delivery of the Merger and Arrangement Agreement and the performance by Trizec Canada of its obligations thereunder;

•	the possession by Trizec Canada and its subsidiaries of all permits necessary to operate their respective properties and carry on their respective businesses and the absence of any conflict with, or default, breach or violation of, applicable laws or such permits, other than as would not be reasonably expected to have a Material Adverse Effect;

•	the filings made by Trizec Canada under Canadian securities law since May 8, 2002 and the financial statements contained therein;

•	the absence of liabilities required to be recorded on a balance sheet of Trizec Canada under GAAP, other than as would not be reasonably expected to have a Material Adverse Effect;

•	the absence of any event, occurrence, effect or circumstance that has resulted or would reasonably be expected to result in a Material Adverse Effect and certain other changes and events since December 31, 2005;

•	the absence of litigation or orders against Trizec Canada and its subsidiaries, other than as would not be reasonably expected to have a Material Adverse Effect;

•	the nature, extent and scope of the employee benefit plans of Trizec Canada and its subsidiaries;

•	labour matters affecting Trizec Canada and its subsidiaries;

•	the accuracy and completeness of information supplied by Trizec Canada for inclusion in this Circular or any other document required to be filed by it under Canadian securities law;

•	ownership of the Trizec Properties Common Stock indirectly held by Trizec Canada;

•	intellectual property used by, owned by or licensed by Trizec Canada and its subsidiaries;

•	certain tax matters affecting Trizec Canada and its subsidiaries;

•	the mutual fund corporation status of Trizec Canada;

•	environmental matters affecting Trizec Canada and its subsidiaries;

•	material contracts and the absence of any breach or violation of, or default under, any material contract of Trizec Canada and its subsidiaries;

•	the insurance policies maintained by Trizec Canada and its subsidiaries;

•	the absence of interested party transactions;

•	the absence of any undisclosed broker’s or finder’s fees; and

•	the receipt by the Trizec Canada Board of the RBC Opinion.
      Additionally, each of Trizec Properties and Trizec Operating Company and the Buyer Parties made customary representations and warranties in the Merger and Arrangement Agreement that are subject, in some cases, to specified exceptions and qualifications as fully described in the Merger and Arrangement Agreement or in the disclosure schedules delivered in connection therewith.
Covenants Regarding Conduct of Business
      Under the Merger and Arrangement Agreement, Trizec Canada has agreed that, subject to certain exceptions as fully described in the Merger and Arrangement Agreement and the disclosure schedules delivered in connection therewith, between June 5, 2006 and the effective time of the Arrangement, Trizec Canada and its subsidiaries will:

•	conduct their respective businesses only in the ordinary course of business consistent with past practice; and

•	use commercially reasonable efforts to preserve substantially intact their business organization and to preserve the goodwill and current relationships with persons with whom they have significant business relations.
      Trizec Canada has also agreed that during the same time period, subject to certain exceptions described in the Merger and Arrangement Agreement or unless Parent either gives its prior written consent or does not object within five business days from the date Trizec Canada requests such a consent, Trizec Canada and its subsidiaries will not, among other things:

•	amend the Articles or by-laws of Trizec Canada;

•	authorize for issuance, issue or sell, pledge, dispose of or subject to any lien or agree or commit to any of the foregoing in respect of, any shares or other equity interest of Trizec Canada or its subsidiaries or any options, warrants, convertible securities or other rights of any kind to acquire any shares, or any other equity interest, of Trizec Canada or any of its subsidiaries;

•	repurchase, redeem or otherwise acquire any securities or equity equivalent;

•	reclassify, combine, split or subdivide any shares in the capital of, or other equity interest of, Trizec Canada or any of its subsidiaries;

•	declare, set aside, make or pay dividends or other distributions, other than dividends paid by the direct or indirect wholly-owned subsidiaries of Trizec Canada or the regular quarterly dividend payment on Trizec Canada Shares not to exceed $0.20 per Trizec Canada Share;

•	sell or agree to sell, transfer, dispose or assign or otherwise encumber any Trizec Properties stock owned by Trizec Canada or its subsidiaries;

•	incur any indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise than as an accommodation become responsible for, the obligations of any person (other than a subsidiary) for indebtedness;

•	materially amend or terminate any material contract or enter into any new material contract;

•	increase compensation or benefits payable to their respective directors, officers or non-executive employees, or grant their respective directors, officers, employees or independent contractors any new severance, change of control or termination pay;

•	grant any increase in, or alter or amend, any right to receive any severance, change of control or termination pay or benefits or establish, adopt, enter into or amend any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, loan, retention, consulting, indemnification, termination, severance or other similar plan, agreement, trust, fund, policy or arrangement with any director, officer, employee or independent contractor;

•	prepay any long-term indebtedness other than (i) in the ordinary course of business or (ii) prepayments in an amount not to exceed $4 million in the aggregate, or pay, discharge or satisfy any material claims, liabilities or obligations;

•	materially change their financial accounting policies, except as required by changes in GAAP or as recommended by Trizec Canada’s independent auditors;

•	waive, release, assign, settle or compromise any material legal actions;

•	make, change or rescind any material tax election, change a material method of tax accounting, amend any material tax return or settle or compromise any material federal, provincial, local or foreign tax liability, audit, claim or assessment;

•	amend any term of any outstanding security of Trizec Canada;

•	adopt a plan of complete or partial liquidation or dissolution or resolutions providing for or authorizing such liquidation or dissolution;

•	fail to maintain in full force and effect existing insurance policies or to replace such insurance policies with comparable insurance policies covering them or their respective properties, assets and business;

•	take any action that would cause any of the representations and warranties of Trizec Canada contained in the Merger and Arrangement Agreement to become inaccurate in any material respect or any of the covenants of Trizec Canada to be breached in any material respect or result in the failure to be satisfied of any of the conditions to closing set forth in the Merger and Arrangement Agreement;

•	acquire or invest in any corporation, partnership, limited liability company, joint venture or other business organization (or division thereof) or any property, or enter into any option to acquire or invest in, exercise an option or other right or election or enter into any other commitment or agreement for the acquisition or investment of, any property, other than in connection with the management of assets by Trizec Canada in a manner consistent with past practice;

•	enter into, or amend or modify, any material agreement or arrangement with any of the directors or executive officers of Trizec Canada without the prior written consent of Parent and the approval of a majority of the members of the Trizec Canada Board; or

•	announce an intention, enter into an agreement or otherwise make a commitment to do any of the foregoing.
      In addition, under the Merger and Arrangement Agreement, each of Trizec Properties and Trizec Operating Company has agreed that, subject to certain exceptions in the Merger and Arrangement Agreement and the disclosure schedules delivered in connection therewith, between June 5, 2006 and the effective time of the Mergers, Trizec Properties, Trizec Operating Company and their respective subsidiaries will conduct their business only in the ordinary course of business consistent with past practice, and use commercially reasonable efforts to preserve substantially intact their business. Each of Trizec Properties and Trizec Operating Company has also agreed that during the same time period, subject to certain exceptions as fully described in the Merger and Arrangement Agreement or unless Parent either gives its prior written consent or does not object within five business days from the date Trizec Properties or Trizec Operating Company requests such a consent, Trizec Properties, Trizec Operating Company and their respective subsidiaries will not take certain actions, which are substantially the same as those described above with respect to Trizec Canada or which relate to the real estate assets owned by Trizec Properties.
      Further, under the Merger and Arrangement Agreement, Trizec Properties and Parent have agreed to engage in the marketing and sale of certain of the properties of Trizec Properties as the second step of “reverse like-kind exchange” transactions. Any such sale of these properties will occur on or before October 27, 2006 and will not affect the consideration to be received by Trizec Properties Common Stockholders as a result of the Trizec Properties Merger or the Trizec Canada Shareholders in the Arrangement. The completion of the sale of these properties is not a condition to the completion of the Trizec Properties Merger or the Arrangement.

Restrictions on Solicitation of Competing Transactions
      Trizec Canada has agreed that between June 5, 2006 and the Effective Date and subject to specified exceptions summarized below, Trizec Canada and its subsidiaries will not, nor shall any of them knowingly permit their respective representatives to:

•	initiate, solicit, knowingly encourage or knowingly facilitate (including by way of furnishing non-public information or assistance) any inquiries or the making of any proposal or other action that constitutes, or may reasonably be expected to lead to, any Trizec Canada Acquisition Proposal;

•	enter into discussions or negotiate with any person in furtherance of those inquiries or to obtain a Trizec Canada Acquisition Proposal; or

•	enter into any agreement in principle, contract or agreement (other than a confidentiality agreement entered into in accordance with the Merger and Arrangement Agreement) relating to a Trizec Canada Acquisition Proposal.
      Prior to the approval of the Arrangement by the Trizec Canada Shareholders, following the receipt of an unsolicited bona fide written Trizec Canada Acquisition Proposal, the Trizec Canada Board may contact the person making the proposal and its advisors solely for the purpose of clarifying the proposal and any material terms thereof and the conditions to and likelihood of consummation, to determine whether such Trizec Canada Acquisition Proposal is, or is reasonably likely to lead to, a Trizec Canada Superior Proposal and, if the Trizec Canada Board determines in good faith, after consultation with its outside legal and financial advisors, that such Trizec Canada Acquisition Proposal is, or is reasonably likely to lead to, a Trizec Canada Superior Proposal and determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Canadian law, the Trizec Canada Board may:

•	furnish non-public information with respect to Trizec Canada and its subsidiaries to the person who made such proposal, provided that such person has entered into a confidentiality agreement with Trizec Canada containing terms that are at least as favorable to Trizec Canada as those contained in the confidentiality agreement entered into with Parent, and the Trizec Canada Board concurrently discloses the same non-public information to Parent if not previously disclosed;

•	participate in negotiations regarding such Trizec Canada Acquisition Proposal; or

•	following receipt of a proposal that constitutes a Combined Superior Proposal, terminate the Merger and Arrangement Agreement to accept such proposal pursuant to the relevant termination provisions described below under the heading “Termination of the Merger and Arrangement Agreement”.
      Trizec Canada has agreed to promptly notify Parent (but not less than 24 hours after initial receipt) of its receipt of any Trizec Canada Acquisition Proposal. In such notice, Trizec Canada has agreed to provide a copy of the Trizec Canada Acquisition Proposal, and any relevant details, including the identity of the parties making such proposal. Trizec Canada has also agreed to keep Parent informed on a prompt basis of the status of and any material developments regarding any such Trizec Canada Acquisition Proposal. Under the Merger and Arrangement Agreement, Trizec Canada may not, and may not permit any of its subsidiaries to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it or its subsidiaries are a party and Trizec Canada has agreed to, and to cause its subsidiaries to, enforce the provisions of any such agreements. Trizec Canada also agreed to, and to cause its subsidiaries to, terminate or cause to be terminated any existing discussions, negotiations, or communications with any parties regarding any Trizec Canada Acquisition Proposal.
      Under the Merger and Arrangement Agreement, Trizec Canada is obligated to call and hold the Meeting of its Trizec Canada Shareholders for the purpose of approving the Arrangement. In connection with the Meeting, the Trizec Canada Board is contractually required to (i) recommend to the Trizec Canada Shareholders that they vote for the Arrangement Resolution, and (ii) use its reasonable best efforts to solicit from the Trizec Canada Shareholders proxies for the Arrangement Resolution and to take all other actions necessary or advisable to secure such approval. However, the Trizec Canada Board may determine not to make, or may determine to change or to withdraw its recommendation and not solicit such proxies from the Trizec Canada Shareholders or take such other necessary or advisable action in favour of such approval if, after consultation with outside legal counsel, the Trizec Canada Board determines in good faith that the failure to take such actions would be inconsistent with its fiduciary duties under applicable Canadian law. In the event that Trizec Canada receives a bona fide written unsolicited Trizec Canada Acquisition Proposal, Trizec Canada may delay the mailing of the Circular or the Meeting for a reasonable period of time as would allow the Trizec

Canada Board to consider such Trizec Canada Acquisition Proposal and to determine the effect, if any, on the recommendation of the Trizec Canada Board (but in any event no longer than ten days). If there is an insufficient number of Trizec Canada Shares represented in person or by proxy at the Meeting to constitute a quorum or approve the Arrangement Resolution, Trizec Canada may adjourn or postpone the Meeting for up to ten business days, so long as during such period, Trizec Canada uses its reasonable best efforts to obtain a quorum and the requisite vote to approve the Arrangement Resolution as promptly as practicable. Unless the Merger and Arrangement Agreement is terminated in accordance with its terms, Trizec Canada is obligated to hold the Meeting notwithstanding that the Trizec Canada Board may have changed its recommendation.
      Trizec Properties and Trizec Operating Company have agreed, pursuant to the Merger and Arrangement Agreement, to provisions substantially similar to those described above with respect to a Trizec Properties Acquisition Proposal, and with respect to their respective approval process in relation to the Mergers.
Employee Benefits
      For a period of not less than 12 months following the Effective Date, except as required by any applicable collective agreement, Parent has agreed that it will cause Trizec Canada and its subsidiaries to provide all employees who remain employed by Trizec Canada or its subsidiaries, with base salary, cash incentive compensation and the value of any equity-based incentive and other compensation in an amount at least equal to the same level that was provided to each such continuing employee, or to which such continuing employee was entitled, prior to the effective time of the Arrangement and benefits (other than equity-based benefits) that are no less favourable in the aggregate than those provided immediately prior to the effective time of the Arrangement. Parent has also agreed to honour all severance, change of control and similar plans and agreements in accordance with their terms as in effect immediately prior to the effective time of the Arrangement.
      In addition, Parent has agreed to provide each continuing employee with credit for service with Trizec Canada and its subsidiaries with respect to any employee benefit plans established by Parent or its subsidiaries under which continuing employees may be eligible to participate after the effective time of the Arrangement to the same extent as such employee was entitled to credit for such service under the benefit plans of Trizec Canada and its subsidiaries, provided that such crediting of service shall not operate to duplicate any benefits and shall not be counted for the purpose of crediting benefit accrual under any defined benefit plan. Parent has also agreed, for the purposes of any employee health benefit plans established by Parent or its subsidiaries under which continuing employees may be eligible to participate after the effective time of the Arrangement, to cause each continuing employee to receive credit for all amounts paid by such continuing employee for purposes of satisfying all deductible, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the parallel plan, program or arrangement of Parent or Trizec Canada.
      Parent has also agreed to provide similar benefits with respect to the employees of Trizec Properties and its subsidiaries.
Pre-Closing Transactions
      Parent may request that, immediately prior to the closing of the transactions contemplated by the Merger and Arrangement Agreement, Trizec Canada or Trizec Properties, among other things, use commercially reasonable efforts to (i) convert any subsidiary organized as a corporation or limited partnership into a limited liability company, (ii) sell the stock, partnership interests or limited liability interests owned by it in any subsidiary at a price designated by Parent, (iii) sell any of its or its subsidiaries’ assets at a price designated by Parent, (iv) effect certain reorganizations of the business of the Trizec Related Entities and (v) cooperate with Acquisitionco to structure and implement any such reorganization. Trizec Canada and Trizec Properties shall consider any such request in good faith having regard to, among other things, the following: (i) the foregoing transactions will not delay or prevent completion of the Mergers or the Arrangement, (ii) the transactions will be implemented as close to the effective time of the Trizec Properties Merger as possible and Parent has either waived or confirmed all conditions to the Mergers and the Arrangement have been satisfied, (iii) Parent may not require the Trizec Related Entities and their subsidiaries to take any action that contravenes applicable law or their organizational documents or a material contract, (iv) any such actions or transactions would be contingent upon confirmation by Parent that Parent, Mergerco and Acquisitionco are prepared to proceed immediately with the closing of the transactions contemplated by the Merger and Arrangement Agreement and any other evidence reasonably requested by the Trizec Related Entities that the closing will occur, (v) these actions (or the inability to complete them) will not affect or modify the obligations of Parent, Mergerco and Acquisitionco under the Merger and Arrangement Agreement, and (vi) Trizec Canada, Trizec Properties and their respective subsidiaries will not be required to take any action that could adversely affect the classification of Trizec Properties as a REIT or Trizec Canada’s qualification as a “mutual fund corporation” as defined in the Tax Act or that could result in any additional Canadian or U.S. federal, state or local income tax being imposed on the equity holders of Trizec Properties and Trizec Canada. Parent shall advance to, or reimburse, Trizec Properties and Trizec Canada for all reasonable out-of-pocket costs incurred, and Parent, Mergerco and Acquisitionco will indemnify Trizec Properties and Trizec Canada from all liabilities relating to these pre-closing transactions that are undertaken by the Trizec Related Entities and their respective subsidiaries at Parent’s request.
      On August 4, 2006, Trizec Canada entered into an agreement with Brookfield Properties and certain other parties relating to transactions that Brookfield Properties has requested that Trizec Canada undertake prior to or as part of the Plan of Arrangement in order to accommodate Brookfield Properties’ plans for Trizec Canada following the completion of the Arrangement. The requested transactions include the redemption of the Exchangeable Debentures (see the heading “The Arrangement — Treatment of Trizec Canada Exchangeable Debentures”), the disposition, at Brookfield’s request, of marketable investments owned by Trizec Canada, certain internal transactions relating to indebtedness of Trizec Canada owing to one of its wholly-owned subsidiaries, and certain changes to the form of Plan of Arrangement previously agreed, principally to allow for the purchase by Trizec Canada of Trizec Canada Shares held by Certifying Shareholders and the payment of a capital gains dividend by way of issuance of Subordinate Voting Shares (see the heading “The Arrangement — Summary and Effects of the Arrangement”). Pursuant to the agreement, Brookfield Properties has agreed to indemnify Trizec Canada in connection with the requested transactions substantially on the basis described in the last sentence of the immediately preceding paragraph.
      On July 20, 2006, August 2, 2006 and August 7, 2006, respectively, the parties to the Merger and Arrangement Agreement entered into amendment no. 1, amendment no. 2 and amendment no. 3 to the Merger and Arrangement Agreement, pursuant to which the parties agreed, among other things, to complete the Arrangement in accordance with the Plan of Arrangement attached to this Circular as Annex G and replace the form of plan of arrangement previously agreed. The Plan of Arrangement attached to this Circular as Annex G reflects the changes requested by Brookfield in the agreement referred to in the immediately preceding paragraph.
Agreement to Take Further Action
      Subject to the terms and conditions of the Merger and Arrangement Agreement and in accordance with applicable law, each party to the Merger and Arrangement Agreement has agreed to use its reasonable best efforts to take, or to cause to be taken, all appropriate actions and to do, or to cause to be done, all things necessary, proper or advisable under applicable law to consummate the Mergers, the Arrangement and the other transactions contemplated by the Merger and Arrangement Agreement, including using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts necessary for the consummation of the transactions contemplated by the Merger and Arrangement Agreement and to fulfill the conditions to the Mergers, the Arrangement and the other transactions contemplated by the Merger and Arrangement Agreement as promptly as practicable.
      Each party to the Merger and Arrangement Agreement has agreed to cooperate and use its reasonable best efforts to defend through litigation on the merits any legal action, including administrative or judicial action, asserted by any party in order to avoid the entry of, or to have vacated, lifted, reversed, terminated or overturned any decree, judgment, injunction or other order that in whole or in part restricts, delays, prevents or prohibits consummation of the Mergers or the Arrangement, including by vigorously pursuing all available avenues of administrative and judicial appeal.
Conditions to the Arrangement and the Mergers
      The obligations of the parties to complete the Arrangement and the Mergers are subject to the following mutual conditions:

•	the adoption of the Merger and Arrangement Agreement by stockholders of Trizec Properties shall have been obtained;

•	the approval of the Arrangement Resolution by Trizec Canada Shareholders shall have been obtained;

•	the approval of the Arrangement by the Court shall have been obtained;

•	any waiting period applicable to (i) the consummation of the Mergers under the HSR Act, and (ii) the Arrangement under the Competition Act, must have expired, terminated or been waived, and any approvals required under such laws must have been obtained; and

•	no governmental authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling that would make the consummation of the Mergers or the Arrangement illegal or otherwise prohibit the consummation of the Mergers or the Arrangement.
      The obligations of Parent, Mergerco and Acquisitionco to complete the Arrangement and the Mergers are subject to the following additional conditions:

•	the representations and warranties of the Trizec Related Entities that (i) are not made as of a specific date shall be true and correct as of the date of the Merger and Arrangement Agreement and as of the closing, as though made on and as of the closing, and (ii) are made as of a specific date shall be true and correct as of such date, except where the failure of such representations and warranties to be true and correct in all respects without regard to any materiality or Material Adverse Effect qualifications (other than the representations relating to the absence of any Material Adverse Effect) does not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

•	the Trizec Related Entities shall have performed, in all material respects, all of their respective obligations under the Merger and Arrangement Agreement and complied, in all material respects, with the agreements and covenants to be performed or complied with under the Merger and Arrangement Agreement on or prior to the effective time of the Arrangement;

•	each of the Trizec Related Entities shall have delivered to Parent on the Effective Date a certificate signed by an officer of Trizec Properties or Trizec Canada, as applicable, with respect to the truth and correctness of the representations and warranties and the performance of obligations under the Merger and Arrangement Agreement and compliance, in all material respects, with the agreements and covenants to be performed or complied with under the Merger and Arrangement Agreement on or prior to the effective time of the Arrangement;

•	on the closing date of the transactions contemplated by the Merger and Arrangement Agreement, there shall not exist an event, change or occurrence that, individually or in the aggregate, has had a Material Adverse Effect; and

•	the receipt of a tax opinion of counsel to Trizec Properties to the effect that Trizec Properties has been organized and has operated in conformity with the requirements for qualification as a REIT under the Internal Revenue Code.
      The obligations of the Trizec Related Entities to complete the Arrangement and the Mergers are subject to the following additional conditions:

•	the representations and warranties of Parent, Mergerco and Acquisitionco that (i) are not made as of a specific date shall be true and correct as of the date of the Merger and Arrangement Agreement and as of the closing, as though made on and as of the closing, and (ii) are made as of a specific date shall be true and correct as of such date, except where the failure of such representations and warranties to be true and correct in all respects without regard to any materiality or Parent Material Adverse Effect qualifications does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

•	Parent shall have performed, in all material respects, all of its obligations under the Merger and Arrangement Agreement and complied, in all material respects, with the agreements and covenants to be performed or complied with by it under the Merger and Arrangement Agreement on or prior to the effective time of the Trizec Properties Merger; and

•	Parent shall have delivered to the Trizec Related Entities on the Effective Date, an officer’s certificate with respect to the truth and correctness of the representations and warranties of Parent, Mergerco and Acquisitionco and the performance of Parent’s obligations under the Merger and Arrangement Agreement and compliance, in all material respects, with the agreements and covenants to be performed or complied with under the Merger and Arrangement Agreement.

Termination of the Merger and Arrangement Agreement
      The Merger and Arrangement Agreement may be terminated and the Mergers and Arrangement may be abandoned at any time prior to the effective time of the Arrangement or the Trizec Properties Merger, even after the stockholders of Trizec Properties have adopted the Merger and Arrangement Agreement and Trizec Canada Shareholders have approved the Arrangement Resolution, as follows:

•	by mutual written consent of the parties;

•	by any of Parent, Trizec Properties and Trizec Operating Company, or Trizec Canada if:

•	the Trizec Properties Merger has not occurred on or before December 31, 2006, provided that this right will not be available to a party whose failure to fulfill any obligation under the Merger and Arrangement Agreement materially contributed to the failure of the Trizec Properties Merger to occur by such date;

•	any governmental authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling or taken any other action which has the effect of making the consummation of the Trizec Properties Merger or the Arrangement illegal or otherwise prevents or prohibits the consummation of the Trizec Properties Merger or the Arrangement and is final and non-appealable; or

•	the requisite vote (i) to adopt the Merger and Arrangement Agreement is not obtained upon a vote being taken at a duly convened meeting of the Trizec Properties Common Stockholders, or (ii) to approve the Arrangement Resolution is not obtained upon a vote being taken at a duly convened meeting of Trizec Canada Shareholders;

•	by Parent if:

•	none of Parent, Mergerco and Acquisitionco is in material breach of its obligations under the Merger and Arrangement Agreement, and (i) any of the representations and warranties of any of the Trizec Related Entities is or becomes untrue or incorrect such that the closing condition pertaining to such representations and warranties would be incapable of being satisfied by December 31, 2006, or (ii) there has been a breach of any of the covenants and agreements of any of the Trizec Related Entities under the Merger and Arrangement Agreement such that the closing condition pertaining to the performance and compliance with such covenants or agreements would be incapable of being satisfied by December 31, 2006;

•	the Trizec Properties Board (or special committee thereof) (i) withdraws, modifies or amends its recommendation that stockholders of Trizec Properties vote to adopt the Merger and Arrangement Agreement; (ii) publicly approves or recommends a Trizec Properties Acquisition Proposal; (iii) fails to recommend the rejection, within ten business days of the commencement thereof, of a tender offer or exchange offer relating to Trizec Properties’ outstanding stock that constitutes a Trizec Properties Acquisition Proposal; or (iv) Trizec Properties or the Trizec Properties Board publicly announces the intention to do any of the foregoing; or

•	the Trizec Canada Board (i) withdraws, modifies or amends its recommendation that Trizec Canada Shareholders vote to approve the Arrangement, (ii) publicly approves or recommends a Trizec Canada Acquisition Proposal, (iii) fails to recommend the rejection, within ten business days of the commencement thereof, of a tender offer or exchange offer relating to Trizec Canada’s outstanding shares that constitutes a Trizec Canada Acquisition Proposal or (iv) publicly announces the intention to do any of the foregoing;

•	by Trizec Properties and Trizec Operating Company, or Trizec Canada if:

•	none of the Trizec Related Entities is in material breach of its obligations under the Merger and Arrangement Agreement, and (i) any of Parent’s, Mergerco’s or Acquisitionco’s representations and warranties is or becomes untrue or incorrect such that the closing condition pertaining to such representations and warranties would be incapable of being satisfied by December 31, 2006, or (ii) there has been a breach of any of Parent’s, Mergerco’s or Acquisitionco’s covenants and agreements under the Merger and Arrangement Agreement such that the closing condition pertaining to the performance and compliance with such covenants and agreements would be incapable of being satisfied by December 31, 2006; or

•	by the Trizec Related Entities if:

•	the Trizec Canada Board and the Trizec Properties Board (or special committee thereof) approve and authorize Trizec Canada and Trizec Properties, respectively, to enter into a definitive agreement with respect to a Combined Superior Proposal but only so long as:

•	the requisite votes of the Trizec Properties Common Stockholders (in connection with the Trizec Properties Merger) and the Trizec Canada Shareholders (in connection with the Arrangement) have not been obtained;

•	the Trizec Related Entities are not or have not been in breach of their obligations under the Merger and Arrangement Agreement with regard to prohibitions on soliciting acquisition proposals in any material respect;

•	Trizec Properties and Trizec Canada have first given Parent at least three business days notice that they intend to terminate the Merger and Arrangement Agreement (attaching the most current version of the agreement relating to such proposal);

•	during the three business days following the receipt by Parent of the termination notice, (i) Trizec Properties has offered to negotiate with, and if accepted, has negotiated in good faith with, Parent to make adjustments to the terms and conditions of the Merger and Arrangement Agreement to enable Trizec Properties to proceed with the Trizec Properties Merger, and (ii) the Trizec Properties Board (or special committee thereof) has determined in good faith, after the end of such three business day period, after considering the results of such negotiations and any amendment to the Merger and Arrangement Agreement entered into, or which Parent has irrevocably covenanted to enter into, that the Trizec Properties Superior Proposal giving rise to such notice continues to be a Trizec Properties Superior Proposal;

•	during the three business days following the receipt by Parent of the termination notice, (i) Trizec Canada has offered to negotiate with, and if accepted, has negotiated in good faith with, Parent to make adjustments to the terms and conditions of the Merger and Arrangement Agreement to enable Trizec Canada to proceed with the Arrangement, and (ii) the Trizec Canada Board has determined in good faith, after the end of such three business day period, after considering the results of such negotiations and any amendment to the Merger and Arrangement Agreement entered into, or which Parent has irrevocably covenanted to enter into, that the Trizec Canada Superior Proposal giving rise to such notice continues to be a Trizec Canada Superior Proposal; and

•	Trizec Properties and Trizec Operating Company pay to Parent the termination fee and reasonable transaction expenses payable in accordance with the Merger and Arrangement Agreement concurrently with or prior to the termination of the Merger and Arrangement Agreement.
Termination Fee and Expenses
      Trizec Properties and Trizec Canada have agreed to pay to Parent a termination fee and to reimburse Parent’s aggregate transaction expenses up to a maximum of $25.0 million if the Merger and Arrangement Agreement is terminated under certain circumstances. Under the Merger and Arrangement Agreement, there are three alternative termination fees: (i) the “Trizec Properties Termination Fee”, which is equal to $71.3 million, (ii) the “Trizec Canada Termination Fee”, which is equal to $43.7 million and (iii) the “Full Termination Fee”, which is the sum of the Trizec Properties Termination Fee and the Trizec Canada Termination Fee, or $115.0 million.
      Trizec Properties has agreed to pay to Parent the Full Termination Fee and the full amount of its expenses (subject to the $25.0 million limit) in the event that:

•	Trizec Properties and Trizec Canada have terminated the Merger and Arrangement Agreement because they enter into an agreement to implement a Combined Superior Proposal;

•	Parent has terminated the Merger and Arrangement Agreement because the Trizec Properties Board (or a special committee thereof) has withdrawn, modified or amended its recommendation that stockholders vote to adopt the Merger and Arrangement Agreement, publicly recommended or approved a Trizec Properties Acquisition Proposal, failed to recommend the rejection of a tender offer or exchange offer relating to Trizec

Properties Common Stock constituting a Trizec Properties Acquisition Proposal within ten business days of the commencement thereof or publicly announced the intention to do any of the foregoing; or

•	any of the Trizec Related Entities or Parent has terminated the Merger and Arrangement Agreement because the requisite stockholder vote to adopt the Trizec Properties Merger upon a vote being taken has not been obtained at a duly convened meeting of Trizec Properties stockholders and (i) at or prior to the later of the meeting and the termination date, a Trizec Properties Acquisition Proposal has been made, or otherwise publicly announced, and (ii) concurrently with the termination or within 12 months thereof, Trizec Properties enters into a contract with respect to or consummates a Trizec Properties Acquisition Proposal (with references to 20% in the definition of “Trizec Properties Acquisition Proposal” being deemed to be references to 50%).

      Trizec Properties or Trizec Operating Company will also pay to Parent an amount equal to 62% of Parent’s expenses (subject to certain limitations) if Parent has terminated the Merger and Arrangement Agreement because (i) the representations and warranties of Trizec Properties or Trizec Operating Company are or become untrue or incorrect or (ii) Trizec Properties or Trizec Operating Company breaches any of its covenants or agreements that would be incapable of being satisfied by December 31, 2006. In addition, if and when Trizec Properties consummates a Trizec Properties Acquisition Proposal, if the Merger and Arrangement Agreement is terminated under the circumstances described below with respect to Trizec Canada and, within 12 months of the termination date, Trizec Properties enters into a contract with respect to or consummates a Trizec Properties Acquisition Proposal, Trizec Properties will be required to pay to Parent an amount equal to the Trizec Properties Termination Fee plus the remaining 62% of Parent’s expenses that are not paid by Trizec Canada under such circumstances (subject to certain limitations).
      Trizec Canada has agreed to pay to Parent the Trizec Canada Termination Fee and 38% of Parent’s expenses (subject to the $25.0 million limit) in the event that:

•	Parent has terminated the Merger and Arrangement Agreement because the Trizec Canada Board has (i) withdrawn, modified or amended its recommendation that Trizec Canada Shareholders vote to approve the Arrangement, (ii) publicly recommended or approved a Trizec Canada Acquisition Proposal, (iii) failed to recommend the rejection of a tender offer or exchange offer relating to the shares of Trizec Canada constituting a Trizec Canada Acquisition Proposal within ten business days of the commencement thereof or (iv) publicly announced the intention to do any of the foregoing; or

•	Trizec Properties, Trizec Canada or Parent has terminated the Merger and Arrangement Agreement because the requisite Trizec Canada Shareholder vote to approve the Arrangement upon a vote being taken has not been obtained and (i) at or prior to the later of the Meeting or the termination date, a Trizec Canada Acquisition Proposal has been made to Trizec Canada, or otherwise publicly announced, and (ii) concurrently with the termination or within 12 months thereof, Trizec Canada enters into a contract with respect to or consummates any Trizec Canada Acquisition Proposal (with references to 20% in the definition of “Trizec Canada Acquisition Proposal” being deemed to be references to 50%).
      Trizec Canada will also pay to Parent an amount equal to 38% of Parent’s expenses (subject to certain limitations) if Parent has terminated the Merger and Arrangement Agreement because (i) Trizec Canada’s representations and warranties are or become untrue or incorrect or (ii) Trizec Canada breaches any of its covenants or agreements that would be incapable of being satisfied by December 31, 2006.
      If the Trizec Related Entities are not in material breach of their respective obligations under the Merger and Arrangement Agreement, Parent will pay Trizec Properties and Trizec Canada all reasonable out-of-pocket costs and expenses up to an aggregate maximum of $15.5 million and $9.5 million, respectively, if the Merger and Arrangement Agreement is terminated by Trizec Properties or Trizec Canada because either (i) any of the representations and warranties of the Buyer Parties is or becomes untrue or incorrect or (ii) there occurs a breach on the part of the Buyer Parties of any of their respective covenants or agreements that would be incapable of being satisfied by December 31, 2006.
      The parties have also agreed that in the event that a party fails to pay the termination fee or any termination expenses when due, the claiming party will be entitled to be reimbursed for all reasonable costs and expenses actually incurred or accrued by such party in connection with the collection under and enforcement of relevant provisions of the Merger and Arrangement Agreement.

Amendment and Waiver
      The Merger and Arrangement Agreement may be amended by mutual agreement of the parties in writing, whether before or after the Trizec Properties Common Stockholders have adopted the Merger and Arrangement Agreement, provided that after any such stockholder approval, no amendment may be made which, by law or the rules of the NYSE, requires further stockholder approval without first obtaining such stockholder approval. The Merger and Arrangement Agreement also provides that, at any time prior to the effective time of the Trizec Properties Merger, the Trizec Related Entities, on the one hand, and the Buyer Parties, on the other end, may extend the time for the performance of any obligations of the other party, waive any inaccuracy in the representations and warranties or waive compliance with any agreement or condition to its obligations contained in the Merger and Arrangement Agreement.
RELATED AGREEMENTS
PMC Support Agreement
      P.M. Capital, a corporation wholly-owned by Mr. Peter Munk, is the registered owner of 7,522,283 Multiple Voting Shares and the beneficial owner of 1,972,435 Subordinate Voting Shares and, in connection with the Arrangement, has entered into the PMC Support Agreement with Parent and Acquisitionco. As at the Record Date, and subject to the restrictions on voting of Multiple Voting Shares imposed by the Voting Trust Agreement, the securities subject to the PMC Support Agreement that are eligible to be voted at the Meeting represented approximately 51.9% of the aggregate voting power of the outstanding Trizec Canada Shares (see the heading “Information Concerning Trizec Canada — Voting Trust Agreement” in this Circular).
      Pursuant to the PMC Support Agreement, P.M. Capital has agreed, at all times prior to the earliest to occur of the effective time of the Arrangement, the termination of the Merger and Arrangement Agreement or the withdrawal, modification or change in the recommendation of the Trizec Canada Board recommending to Trizec Canada Shareholders that they approve the Plan of Arrangement, to (i) vote for the Plan of Arrangement and the transactions contemplated thereby, and (ii) vote against (A) approval of any proposal made in opposition to or competition with consummation of the Plan of Arrangement, (B) approval of any Trizec Canada Acquisition Proposal other than from Parent or an affiliate of Parent, (C) approval of any proposal that is intended to, or is reasonably likely to, result in the conditions to Trizec Canada’s obligations under the Merger and Arrangement Agreement not being fulfilled, (D) any amendment of the Articles or by-laws of Trizec Canada that is not requested or expressly approved by Parent, (E) any action which would reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect consummation of the transactions contemplated by the Plan of Arrangement and (F) any dissolution, liquidation or winding up of Trizec Canada.
      Under the PMC Support Agreement, P.M. Capital has granted to, and appointed, Brookfield Properties or any individual designated by Brookfield Properties as P.M. Capital’s irrevocable agent, attorney-in-fact and proxy (with full power of substitution) to vote the Trizec Canada Shares held by P.M. Capital in the manner described above, effective until the termination of the PMC Support Agreement.
      Pursuant to the PMC Support Agreement, P.M. Capital has agreed, while such agreement is in effect, and except as contemplated thereby, not to (i) transfer, assign, sell, gift-over, pledge, encumber or otherwise dispose of, or consent to any of the foregoing with respect to, any or all of the Trizec Canada Shares held by P.M. Capital or any right or interest therein, (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any of the matters referred to in (i), (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Trizec Canada Shares held by P.M. Capital except to Brookfield Properties or any individual designated by Brookfield Properties, (iv) deposit any of its holdings into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Trizec Canada Shares held by P.M. Capital (other than with respect to the existing Voting Trust Agreement) or (v) take any action that would render any representation or warranty of P.M. Capital contained in the PMC Support Agreement untrue or incorrect or have the effect of preventing or disabling P.M. Capital from performing its obligations under the PMC Support Agreement. On closing of the Arrangement, P.M. Capital will covenant in favour of Acquisitionco that neither P.M. Capital, Mr. Munk nor any corporation controlled by him will acquire shares of Trizec Canada, Acquisitionco, Brookfield Properties or Brookfield Asset Management Inc. for a period of 12 months following the Effective Date, other than pursuant to the Arrangement or as otherwise contemplated by the transaction in the PMC Support Agreement. The covenants in the PMC Support Agreement are subject to the ability of P.M. Capital to convert into Subordinate Voting Shares and sell or transfer up to 3,000,000 Multiple Voting Shares held by P.M. Capital.
Trizec Canada Support Agreement
      Trizec Canada, the indirect holder of 59,922,379 shares of Trizec Properties Common Stock, 100 shares of Trizec Properties Special Stock and 100,000 shares of Trizec Properties Convertible Stock, has entered into the Trizec Canada Support Agreement with Parent and Mergerco. As at the Record Date, the securities subject to the Trizec Canada Support Agreement represented approximately 38% of the aggregate voting power of the outstanding shares of Trizec Properties Common Stock.
      Pursuant to the Trizec Canada Support Agreement, Trizec Canada has agreed, at all times prior to the earliest to occur of the effective time of the Trizec Properties Merger, the termination of the Merger and Arrangement Agreement, or the withdrawal, modification or change in recommendation of the Trizec Properties Board (or a special committee thereof) recommending to Trizec Properties Common Stockholders that they adopt the Merger and Arrangement Agreement to (i) vote and cause its subsidiaries to vote for the adoption of the Merger and Arrangement Agreement and the transactions contemplated thereby, and (ii) vote and cause its subsidiaries to vote against (A) approval of any proposal made in opposition to or competition with consummation of the transactions contemplated by the Merger and Arrangement Agreement, (B) approval of any proposal or offer from any party other than Parent or an affiliate of Parent relating to a merger, consolidation or similar transaction involving Trizec Properties and certain of its subsidiaries or sale or other disposition, directly or indirectly, of 20% or more of the consolidated assets of Trizec Properties, the issue, sale or other disposition by Trizec Properties of securities representing 20% or more of the votes associated with the outstanding voting equity securities of Trizec Properties, any tender offer or exchange offer to acquire beneficial ownership of 20% or more of the outstanding Trizec Properties Common Stock or any transaction similar to that contemplated by the Merger and Arrangement Agreement and related transactions, (C) approval of any action or proposal that is intended to, or is reasonably likely to, result in the conditions to Trizec Properties’ obligations under the Merger and Arrangement Agreement not being fulfilled, (D) any amendment of the charter or by-laws of Trizec Properties or any of the organizational documents of any subsidiary of Trizec Canada that is not requested or expressly approved by Parent, (E) any action which would reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect consummation of the transactions contemplated by the Merger and Arrangement Agreement, and (F) any dissolution, liquidation or winding up of Trizec Properties.
      Under the Trizec Canada Support Agreement, Trizec Canada has granted to, and appointed (and has agreed to cause its subsidiaries to grant to and appoint), Brookfield Properties or any individual designated by Brookfield Properties, as Trizec Canada’s irrevocable agent, attorney-in-fact and proxy (with full power of substitution) to vote the shares of Trizec Properties Common Stock indirectly held or beneficially owned by it in the matter described above, effective until the termination of the Trizec Canada Support Agreement.
      Pursuant to the Trizec Canada Support Agreement, Trizec Canada has agreed, while such agreement is in effect, and except as contemplated thereby, not to (and to cause its subsidiaries not to) (i) transfer, assign, sell, gift-over, pledge, encumber or otherwise dispose of, or consent to any of the foregoing with respect to, any or all of the Trizec Properties shares that are subject to the agreement or any right or interest therein, (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any matter covered by clause (i), (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Trizec Properties shares that are subject to the agreement except to Brookfield Properties or any individual designated by Brookfield Properties, (iv) deposit any of the holdings into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Trizec Properties shares that are subject to the agreement or (v) take any action that would make any representation or warranty of Trizec Canada contained in the Trizec Canada Support Agreement being untrue or incorrect or have the effect of preventing or disabling Trizec Canada from performing its obligations under the Trizec Canada Support Agreement.
Brookfield Properties Guarantee
      In connection with the Merger and Arrangement Agreement, pursuant to the Brookfield Properties Guarantee, Brookfield Properties has agreed to unconditionally guarantee the prompt and complete payment when due of the payment obligations and the timely performance when required of all other obligations of Parent, Mergerco and Acquisitionco that arise under the Merger and Arrangement Agreement, in an amount in the aggregate not to exceed $1.1 billion. The Brookfield Properties Guarantee is not subject to an escrow of any funds supporting it and will terminate on the earlier of (i) the closing of the Mergers and the Arrangement and payment of all obligations due by

Parent, Mergerco and Acquisitionco under the Merger and Arrangement Agreement at such time, and (ii) the termination of the Merger and Arrangement Agreement by written consent of the parties thereto.
      Trizec Canada and Trizec Properties cannot seek specific performance to require the Buyer Parties to complete the Arrangement and the Mergers, and their exclusive remedy for the failure of the Buyer Parties to complete the Arrangement and the Mergers is to seek damages up to the amount of the Brookfield Properties Guarantee.
PRINCIPAL LEGAL MATTERS
Court Approval and Completion of the Arrangement
      The Arrangement requires Court approval under the CBCA. The court proceeding necessary to obtain that approval was commenced on August 1, 2006 by Notice of Application in the Ontario Superior Court of Justice. The Notice of Application is set forth in Annex B to this Circular. On August 8, 2006, prior to the mailing of this Circular, the Interim Order was granted providing for the calling and holding of the Meeting and certain other procedural matters. A copy of the Interim Order is set forth in Annex C to this Circular.
      Following approval of the Arrangement by the Trizec Canada Shareholders, at a hearing scheduled for 10:00 a.m. (Toronto time) on September 14, 2006 in the Court at 393 University Avenue, Toronto, Ontario, an application will be made to the Court for the Final Order. The Court in hearing the motion for the Final Order will consider, among other things, the fairness and reasonableness of the Arrangement. At the hearing, any Trizec Canada Shareholder or other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court a notice of appearance in accordance with the Ontario Rules of Civil Procedure, serving such notice of appearance upon the solicitors for Trizec Canada and Newco and upon all other parties who have filed a notice of appearance and satisfying any other requirements as provided in the Interim Order. At the hearing for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. In considering the fairness of an arrangement, courts in Canada usually look at factors such as the level and nature of shareholder approval; the level of support from the board of directors (that is, has the board unanimously recommended the transaction); whether a fairness opinion has been provided by an independent and reputable financial advisor; whether dissent rights have been provided and the degree to which shareholders have exercised them; whether the information provided to shareholders was of a quantity and quality sufficient to enable them to make an informed decision; and whether the application for a fairness determination is actively opposed. The Court also considers the substantive fairness of the arrangement, largely based on the shareholder vote, the fairness opinions, and other factors such as whether the transaction provides shareholders with a premium over the share price before the announcement of the transaction.
      Assuming that the Final Order is granted, and that the other conditions set forth in the Merger and Arrangement Agreement are satisfied or waived by the parties for whose benefit they exist, then the Articles of Arrangement will be filed with the CBCA Director to give effect to the Arrangement and all other arrangements and documents necessary to complete the Arrangement will be delivered as soon as reasonably practicable thereafter.
Principal Regulatory Approvals
      Competition Act (Canada)
      Under the Competition Act, a transaction that exceeds certain financial thresholds may require prior notification (a “Notifiable Transaction”) to the Commissioner of Competition (the “Commissioner”) unless the Commissioner issues an advance ruling certificate under section 102 of the Competition Act (an “ARC”) or waives the filing obligation in respect of the transaction. If a transaction is a Notifiable Transaction, it may not be completed until the applicable statutory waiting period of either 14 or 42 days has expired, or until the Commissioner has either issued an ARC or, in lieu of issuing an ARC, has waived the filing obligation. However, the Commissioner’s review of a transaction may take longer than the statutory waiting period.
      The Arrangement is a Notifiable Transaction. Brookfield Properties filed a request for an ARC with the Commissioner on July 27, 2006 and received such certificate on August 2, 2006.

      Hart-Scott-Rodino Antitrust Improvements Act of 1976
      The HSR Act provides that transactions such as the Trizec Properties Merger may not be completed until certain information has been submitted to the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and certain waiting period requirements have been satisfied. On July 21, 2006, entities and individuals who are deemed to control Trizec Properties and Brookfield Properties under the HSR Act and related regulations filed a Notification and Report Form with such Antitrust Division and the U.S. Federal Trade Commission and requested an early termination of the waiting period. Early termination was granted by the relevant authorities on July 28, 2006.
INFORMATION CONCERNING TRIZEC CANADA
General
      Trizec Canada was incorporated under the CBCA on January 29, 2002. On May 8, 2002, Trizec Hahn Corporation (“Trizec Hahn”) completed a plan of arrangement that resulted in Trizec Properties, which owned all of Trizec Hahn’s U.S. assets and certain non-U.S. assets, becoming a publicly-traded U.S. REIT and Trizec Hahn becoming a wholly-owned subsidiary of Trizec Canada. Trizec Canada currently indirectly owns approximately 38.1% of the shares of Trizec Properties Common Stock, representing one share of Trizec Properties Common Stock for each outstanding Trizec Canada Share, and is primarily engaged in the real estate business in the U.S. through its interest in Trizec Properties. Trizec Canada’s registered office is located at BCE Place, 181 Bay Street, Suite 3820, P.O. Box 800, Toronto, Ontario M5J 2T3.
Description of Trizec Canada Shares
      As at the Record Date, 52,400,097 Subordinate Voting Shares and 7,522,283 Multiple Voting Shares were issued and outstanding. The Articles of Trizec Canada provide that the Multiple Voting Shares carry 50 votes per share and that the Subordinate Voting Shares carry one vote per share. Mr. Peter Munk, the Chairman and Chief Executive Officer and a director of Trizec Canada, beneficially owns or exercises control or direction over all of the outstanding Multiple Voting Shares and 1,972,435 Subordinate Voting Shares, representing approximately 88.23% of the votes attached to all outstanding voting shares of Trizec Canada. Pursuant to the Voting Trust Agreement described below, Mr. Munk has agreed not to vote more than that number of Multiple Voting Shares carrying votes, in the aggregate, that represent a simple majority of all votes entitled to be cast on the matter by all holders of voting securities of Trizec Canada in the aggregate. As at the Record Date, the Trizec Canada Shares subject to the PMC Support Agreement that are eligible to be voted at the Meeting represented approximately 51.9% of the aggregate voting power of the outstanding Trizec Canada Shares.
      The rights attaching to the Multiple Voting Shares are subject to the limitations contained in the Articles of Trizec Canada. These include a provision that Multiple Voting Shares will convert automatically into Subordinate Voting Shares if, during the time when Mr. Munk is a director of Trizec Canada, they are transferred, except in the case of (i) a transfer to a member of Mr. Munk’s immediate family or a corporation owned by them, provided that the transferee is a Canadian (as that term is defined in the Investment Canada Act) and Mr. Munk or his immediate family beneficially own a majority of the Multiple Voting Shares, or (ii) a transfer to a purchaser who has offered to purchase each of the outstanding Subordinate Voting Shares for consideration identical to that offered for each of the Multiple Voting Shares and who thereafter would own a majority of the Multiple Voting Shares. Furthermore, upon Mr. Munk ceasing to be a director of Trizec Canada, the Multiple Voting Shares, including any that may have been transferred to a Canadian member of Mr. Munk’s immediate family, will convert automatically into Subordinate Voting Shares unless the Multiple Voting Shares are then held by a person who, at the time of acquiring the Multiple Voting Shares, made an offer to purchase each of the outstanding Subordinate Voting Shares for consideration identical to that offered for each of the Multiple Voting Shares. The Multiple Voting Shares are convertible into Subordinate Voting Shares, in the foregoing circumstances and at the option of the holder, on the basis of one Subordinate Voting Share for each Multiple Voting Share converted.
Voting Trust Agreement
      Under the Voting Trust Agreement dated April 23, 2002 between P.M. Capital, Mr. Peter Munk, Trizec Canada and CIBC Mellon Trust Company, as trustee, P.M. Capital has agreed not to vote more than that number of Multiple

Voting Shares carrying votes, in the aggregate, that represent a simple majority of all votes entitled to be cast on the matter by all holders of voting securities of Trizec Canada in the aggregate.
      Pursuant to the Voting Trust Agreement, P.M. Capital has also agreed not to sell any Multiple Voting Shares under circumstances in which securities legislation would require the same offer or a follow-up offer to be made to holders of Subordinate Voting Shares if the sale by P.M. Capital was a sale of Subordinate Voting Shares, unless a concurrent offer, identical in all material respects, is made to each holder of Subordinate Voting Shares to purchase the same percentage of Subordinate Voting Shares as is being offered to be purchased from each holder of Multiple Voting Shares to whom the offer is being made.
Required Approval Threshold for the Arrangement Resolution
      The Interim Order states that, for the Arrangement to be implemented, the Arrangement Resolution must be passed, with or without variation, by a 66 2/3% majority of all the votes cast by the Trizec Canada Shareholders, with the Subordinate Voting Shares voting on a one-vote-per-share basis and the Multiple Voting Shares being entitled, in accordance with the Articles of Trizec Canada and the Voting Trust Agreement, to vote a simple majority of all votes entitled to be cast on the matter by Trizec Canada Shareholders in the aggregate.
Principal Holders of Trizec Canada Shares
      The following table shows each person who, to the knowledge of the Corporation, its directors or officers, beneficially owns, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of voting securities of the Corporation:

Name and Address		Number of Trizec Canada	Percentage
of Beneficial Owner	Class of Trizec Canada Shares	Shares Held	of Class

Mr. Peter Munk	Multiple Voting Shares	7,522,283(1)	100.0%
c/o Trizec Canada Inc.
BCE Place, 181 Bay Street	Subordinate Voting Shares	1,972,435(1)	3.8%
Suite 3820, Box 800
Toronto, Ontario M5J 2T3
Canada Pension Plan Investment Board	Subordinate Voting Shares	17,916,790(2)	34.2%
1 Queen Street East Suite 2700, P.O. Box 101 Toronto, Ontario M5C 2W5

Notes:

(1)	Mr. Munk’s holdings include 1,972,435 Subordinate Voting Shares and 7,522,283 Multiple Voting Shares owned through P.M. Capital.

(2)	Based on Schedule 13G filed by Canada Pension Plan Investment Board with the SEC on February 10, 2006.
Recent Developments
Tri-Granit Indemnification Claim
      In connection with the sale of its interest in the Tri-Granit joint venture, Trizec Canada provided a certain indemnification in favour of the purchasers that expired at the end of December 2005. During the fourth quarter of 2005 Trizec Canada received a notice that a claim under this indemnification was being made in the amount of $2.0 million (€1.7 million). Mr. Peter Munk, the controlling shareholder of Trizec Canada, is considered related to the party that made the claim under the indemnification as a result of his indirect shareholdings in the claimant. Trizec Canada opposed the claim on the basis that it was without merit and the claimant has subsequently fully released Trizec Canada from the claim.
Monetization of Other Assets
      As part of its monetization of European assets, Trizec Canada received vendor take back notes (approximately $12.2 million (€10.0 million at June 30, 2006)). Trizec Canada also received an additional vendor take back note, in the amount of $4.8 million (€4.0 million at June 30, 2006). Payment under the latter note was dependent upon the fair market value of certain European development properties at the earlier of the end of March 2007 or the date by which the development properties have been disposed of, and was recorded net of a provision that reduced its carrying value to $nil. In the third quarter of 2006 Trizec Canada settled the foregoing vendor take back notes for $18.1 million (€14.1 million) including $1.1 million (€0.9 million) of accrued interest.
Documents Incorporated by Reference
      The following documents filed with the Canadian and U.S. securities regulatory authorities are specifically incorporated by reference in and form an integral part of this Circular: (i) Trizec Canada’s renewal annual information form dated March 16, 2006 for the year ended December 31, 2005; (ii) the audited consolidated financial statements of Trizec Canada for the year ended December 31, 2005 together with management’s discussion and analysis thereon; (iii) the sections captioned “Executive Compensation”, “Compensation of Directors”, “Statement on Corporate Governance Practices”, “Report on Executive Compensation” and “Performance Graph” of Trizec Canada’s management information circular dated March 27, 2006; (iv) Trizec Canada’s unaudited consolidated financial statements for the three months ended June 30, 2006 together with management’s discussion and analysis thereon; and (v) Trizec Canada’s material change report dated June 5, 2006. These documents and other documents Trizec Canada is required to make public are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and will be provided promptly and free of charge, upon request, to any Trizec Canada Shareholder.
      Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated by reference herein, modifies or supercedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constitutes a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.
Market for Subordinate Voting Shares
      Subordinate Voting Shares are listed and posted for trading on the TSX under the symbol “TZC”. The following table outlines the share price trading range and volume of shares traded by month in 2005 and 2006 on the TSX.
Subordinate Voting Share Price Trading Range

2005	High	Low	Volume

	(Cdn.$ per
	share)
January	20.40	18.45	4,942,486
February	21.40	19.10	420,287
March	20.50	19.15	530,415
April	21.60	19.65	8,192,631
May	22.80	21.49	1,603,072
June	22.93	21.01	2,721,864
July	24.85	21.55	7,404,768
August	25.13	22.87	737,024
September	25.15	23.05	886,795
October	25.00	22.95	2,546,038
November	25.10	22.57	977,285
December	25.22	23.56	566,239

2006	High	Low	Volume

January	26.50	24.24	2,315,855
February	25.75	24.10	2,035,828
March	29.00	25.40	882,933
April	28.55	26.00	1,868,907
May	26.80	24.35	4,706,663
June	34.46	25.40	15,334,773
July	34.81	33.66	1,312,269

INFORMATION CONCERNING TRIZEC PROPERTIES AND TRIZEC OPERATING COMPANY
      Trizec Properties is a Delaware corporation and one of the largest fully integrated, self-managed, publicly traded REITs in the U.S. Trizec Properties is engaged in the business of owning and managing office properties in the U.S. The office properties of Trizec Properties are concentrated in the metropolitan areas of seven major U.S. markets: Atlanta, Chicago, Dallas, Houston, Los Angeles-San Diego, New York, and Washington, D.C. As of June 30, 2006, Trizec Properties had ownership interests in 53 consolidated office properties comprising approximately 32.2 million square feet. In addition, as of June 30, 2006, Trizec Properties also had ownership interests in eight unconsolidated real estate joint venture office properties comprising approximately 7.4 million square feet of total area and one unconsolidated real estate development joint venture. The Trizec Properties Common Stock is listed on the NYSE under the symbol “TRZ”.
      Trizec Operating Company is a Delaware limited liability company through which Trizec Properties conducts substantially all of its business and owns substantially all of its assets. Trizec Properties serves as the sole managing member of Trizec Operating Company and, as of June 30, 2006, owned approximately 98.4% of the outstanding common units of limited liability company interest in Trizec Operating Company. In addition, Trizec Properties owned all of the outstanding Class SV units and Class F units of limited liability company interest in Trizec Operating Company.
      Additional information about Trizec Properties is available in the annual report of Trizec Canada for the year ended December 31, 2005 and on Trizec Properties’ website at www.trz.com. The information contained on Trizec Properties’ website is not incorporated in, and does not form a part of, this Circular or any other public report or document of Trizec Properties or Trizec Canada. The common stock of Trizec Properties is listed on the NYSE under the symbol “TRZ”.
INFORMATION CONCERNING THE BUYER PARTIES
      Parent is a Delaware limited liability company newly formed by Brookfield Properties in connection with the Mergers, to be jointly owned by affiliates of Brookfield Properties and Blackstone. Mergerco is a Delaware corporation newly formed by Brookfield Properties in connection with the Mergers and a wholly-owned subsidiary of Parent. Merger Operating Company is a Delaware limited liability company newly formed by Brookfield Properties in connection with the Mergers and a wholly-owned subsidiary of Mergerco. Newco is a Nova Scotia unlimited liability company to be formed and designated by Acquisitionco not later than five business days prior to the date of the Meeting for the purposes of completing the Arrangement, and which will be an affiliate of Brookfield Properties. Acquisitionco is a CBCA corporation and an affiliate of Brookfield Properties.
      Brookfield Properties is a CBCA corporation and one of North America’s largest commercial real estate companies. Brookfield Properties owns, develops and manages a portfolio of premier office properties that comprises 58 commercial properties totalling approximately 47 million square feet and ten development properties totalling approximately eight million square feet in the downtown cores of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa. Brookfield Properties is listed on the NYSE and the TSX under the symbol “BPO”.
      Blackstone is a Delaware limited partnership, the principal business of which consists of making various real estate related investments. Blackstone is an affiliate of The Blackstone Group, a global private investment firm founded in 1985 with offices in New York, Atlanta, Boston, Los Angeles, London, Hamburg, Mumbai and Paris. The Blackstone Group’s real estate group has raised approximately $13 billion for real estate investing and has a long track record of investing in office buildings, hotels and other commercial properties. In addition to real estate, The Blackstone Group’s core businesses include private equity, corporate debt investing, marketable alternative asset management, mergers and acquisitions advisory and restructuring and reorganization advisory.
PRINCIPAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
      In the opinion of Davies, the following summary describes the material Canadian federal income tax considerations in respect of the Arrangement generally applicable to a holder of Subordinate Voting Shares who, for purposes of the Tax Act and at all relevant times, holds such Subordinate Voting Shares as capital property, deals at arm’s length, and is not affiliated with, each of Trizec Canada and Newco (a “Holder”). This summary assumes that Trizec Canada has been and will be a “mutual fund corporation” for purposes of the Tax Act at all relevant times.
      Subordinate Voting Shares will generally be considered to be capital property to a Holder unless the Holder holds such Subordinate Voting Shares in the course of carrying on a business or acquired such Subordinate Voting Shares in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Canadian resident Holders whose Subordinate Voting Shares might not otherwise be considered capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Subordinate Voting Shares and all other “Canadian securities” as defined in the Tax Act owned by such Holder in the taxation year in which the election is made and in all subsequent taxation years, deemed to be capital property.
      This summary is based upon the current provisions of the Tax Act and the regulations thereunder in force as of the date hereof, and counsel’s understanding, based on publicly available materials published in writing prior to the date hereof, of the current administrative practices of the CRA. This summary also takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or administrative practice, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.
      This summary is not applicable to a Holder that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market” rules, to a Holder that is a “specified financial institution” as defined in the Tax Act, or to a Holder an interest in which is a “tax shelter investment” within the meaning of the Tax Act. It does not apply to a Holder who acquired the Subordinate Voting Shares on exercise of an option. Such Holders should consult their own tax advisors.
      This summary does not describe the tax consequences to holders of Trizec Canada Stock Options in respect of the exercise or cancellation of such Trizec Canada Stock Options prior to or pursuant to the Arrangement. Holders of Trizec Canada Stock Options should consult their own tax advisors with respect to their particular circumstances.
      This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all federal income tax considerations. Consequently, Holders may wish to consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their Subordinate Voting Shares pursuant to the Arrangement, having regard to their own particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local and foreign tax laws.
      All amounts relating to the disposition or acquisition of the Subordinate Voting Shares and the receipt of the dividend payable by the issuance of a fractional Subordinate Voting Share pursuant to the Plan of Arrangement (the “Share Dividend”) must be reported in Canadian dollars for purposes of the Tax Act. Amounts paid in U.S. dollars must be converted into Canadian dollars on the basis of the Canadian-U.S. dollar exchange rate at the relevant time for purposes of the Tax Act.
Holders Resident in Canada
      The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty, and at all relevant times, is resident or deemed to be resident in Canada (a “Resident Holder”).
      Purchase for Cancellation from Certifying Shareholders who Dispose of Subordinate Voting Shares to Trizec Canada
      A Resident Holder who is a Certifying Shareholder who disposes of Subordinate Voting Shares to Trizec Canada under the Arrangement will realize a capital gain (or capital loss) to the extent that the Canadian dollar equivalent of the cash paid to the Resident Holder for such Subordinate Voting Shares under the Arrangement, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Resident Holder of such Subordinate Voting Shares immediately before the disposition. The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Subordinate Voting Share may be reduced by the amount of any dividends received or deemed to be received on the Subordinate Voting Share, subject to and in accordance with the provisions of the Tax Act. Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

      Share Dividend Paid to Shareholders Other than Certifying Shareholders who Dispose of Subordinate Voting Shares to Trizec Canada
      The Share Dividend received by a Resident Holder of Subordinate Voting Shares, other than a Certifying Shareholder in respect of Trizec Canada Shares it elects to dispose of to Trizec Canada, will not be treated as a taxable dividend but will be deemed to be a capital gain realized by the holder from the disposition of capital property. The amount of the capital gain, and the cost of the Subordinate Voting Shares issued to a Resident Holder in payment of the Share Dividend, will be the Canadian dollar equivalent of the amount added to Trizec Canada’s capital in respect of its Subordinate Voting Shares on the issuance of such shares. Such cost must be averaged with the adjusted cost base of all other Subordinate Voting Shares held by the Resident Holder at the time the Share Dividend is paid for purposes of thereafter determining the adjusted cost base to the Resident Holder of each Subordinate Voting Share.
      Disposition of Subordinate Voting Shares by Shareholders Other than Certifying Shareholders Disposing of Subordinate Voting Shares to Trizec Canada under the Arrangement
      A Resident Holder who disposes of Subordinate Voting Shares to Newco under the Arrangement will realize a capital gain (or capital loss) to the extent that the cash paid to the Resident Holder for such Subordinate Voting Shares under the Arrangement, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Resident Holder of such Subordinate Voting Shares immediately before the disposition. The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Subordinate Voting Share may be reduced by the amount of any dividends (other than the Share Dividend) received or deemed to be received on the Subordinate Voting Share including any ordinary course dividend declared and paid to a Resident Holder after the date hereof, subject to and in accordance with the provisions of the Tax Act. Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. A Resident Holder to whom these provisions of the Tax Act may apply should consult its own tax advisors regarding the consequences, if any, of the application of these rules and whether it should choose to be a Certifying Shareholder.
      Capital Gains and Capital Losses
      Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years in the circumstances described in the Tax Act.
      Capital gains realized by individuals and certain trusts may give rise to a liability for alternative minimum tax under the Tax Act.
      Additional Refundable Tax
      A Resident Holder that is throughout the year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains, interest and dividends that are not deductible in computing taxable income.
      Dissenting Resident Holders
      A Resident Holder who dissents from the Arrangement will be considered to have disposed of such Holder’s Subordinate Voting Shares (including those received as a Share Dividend) to Newco and will be entitled to receive a payment from Trizec Canada of an amount equal to the fair value of the Subordinate Voting Shares held by such Resident Holder. A dissenting Resident Holder will realize a capital gain (or capital loss) to the extent that the payment received from Trizec Canada on the disposition of the Subordinate Voting Shares, less any interest awarded by the Court, exceeds (or is less than) the adjusted cost base to the Resident Holder of such Subordinate Voting Shares immediately before the disposition. The taxation of capital gains and capital losses is described above. The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Subordinate Voting Share may be reduced by the amount of any dividends (other than the Share Dividend) received or deemed to be received on the Subordinate Voting Share including any ordinary course dividend declared and paid to a Resident Holder after the date hereof, subject to and in accordance with the provisions of the Tax Act. Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Any interest awarded by a Court must be included in the dissenting Resident Holder’s income for the purposes of the Tax Act.
Holders Not Resident in Canada
      The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax convention, and at all relevant times, is not and has not been a resident or deemed to be a resident of Canada and does not use or hold, and is not deemed to use or hold, the Subordinate Voting Shares in connection with carrying on a business in Canada (a “Non- Resident Holder”). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.
      Share Dividend Paid to Shareholders Other than Certifying Shareholders who Dispose of Subordinate Voting Shares to Trizec Canada
      The Share Dividend received by a Non-Resident Holder of Subordinate Voting Shares who is not a Certifying Shareholder that has elected to have its Trizec Canada Shares acquired by Trizec Canada pursuant to the Plan of Arrangement will not be subject to Canadian withholding tax but will be deemed to be a capital gain. Such capital gain will not be subject to Canadian tax. The cost of the Subordinate Voting Shares issued to a Non-Resident Holder in payment of the Share Dividend will be the Canadian-dollar equivalent of the amount added to Trizec Canada’s capital in respect of its Subordinate Voting Shares on the issuance of such shares. Such cost must be averaged with the adjusted cost base of all other Subordinate Voting Shares held by the Non-Resident Holder at the time the stock dividend is paid for purposes of thereafter determining the adjusted cost base to the Non-Resident Holder of each Subordinate Voting Share.
      Disposition of Subordinate Voting Shares under the Arrangement
      A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain, or entitled to deduct any capital loss, realized on the disposition of Subordinate Voting Shares to Newco or, in the case of Certifying Shareholders electing to dispose of Trizec Canada Shares to Trizec Canada, to Trizec Canada under the Arrangement unless such Subordinate Voting Shares constitute “taxable Canadian property” to the Non-Resident Holder and do not constitute “treaty-protected property”.
      Generally, a Subordinate Voting Share will not be taxable Canadian property to a Non-Resident Holder at the time of disposition provided that (i) such Subordinate Voting Share is listed on a prescribed stock exchange (which currently includes the TSX and the NYSE) at that time, (ii) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, or the Non-Resident Holder together with such persons, did not own 25% or more of the issued shares of any class or series in the capital of Trizec Canada at any time during the 60-month period immediately preceding that time, and (iii) such Subordinate Voting Share is not deemed to be taxable Canadian property for purposes of the Tax Act.
      Even if the Subordinate Voting Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of the Subordinate Voting Shares will not be included in computing the Non-Resident Holder’s income for the purposes of the Tax Act if the Subordinate Voting Shares constitute “treaty-protected property”. Subordinate Voting Shares owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such property would, because of an applicable income tax treaty to which Canada is a signatory, be exempt from tax under the Tax Act. In the event that Subordinate Voting Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, the tax consequences as described above under “— Holders Resident in Canada — Disposition of Subordinate Voting Shares by Shareholders Other than Certifying Shareholders Under the Arrangement” and “— Capital Gains and Capital Losses” will generally apply.
      Dissenting Non-Resident Holders
      A Non-Resident Holder who dissents from the Arrangement will be considered to have disposed of such holder’s Subordinate Voting Shares (including those received as a Share Dividend) to Newco and will be entitled to receive a payment from Newco of an amount equal to the fair value of the Non-Resident Holder’s Subordinate Voting Shares. A dissenting Non-Resident Holder will realize a capital gain (or capital loss) to the extent that the payment received from Newco on the disposition of the Subordinate Voting Shares, less any interest awarded by the Court, exceeds (or is less than) the adjusted cost base to the Non-Resident Holder of such Subordinate Voting Shares immediately before the disposition. The taxation of capital gains and capital losses is described above under “— Holders Not Resident in

Canada — Disposition of Subordinate Voting Shares by Shareholders other than Electing Shareholders Under the Arrangement” and “— Capital Gains and Capital Losses”.
      Any interest awarded by a Court and paid or credited to a dissenting Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to reduction pursuant to the provisions of an applicable income tax treaty.
PRINCIPAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
      In compliance with certain requirements imposed by the IRS: (i) any U.S. federal tax advice contained in this Circular is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding tax penalties imposed for U.S. federal income tax purposes; (ii) such advice was written in connection with the marketing of the Arrangement; and (iii) taxpayers should seek advice based on their particular circumstances from an independent tax advisor.
      In the opinion of Davies, the following summary describes the material U.S. federal income tax consequences of the Arrangement to U.S. Holders of Subordinate Voting Shares and is based upon the Internal Revenue Code, U.S. Treasury regulations, IRS rulings and judicial and administrative decisions in effect as of the date of this Circular. This discussion is limited to the material U.S. federal income tax consequences of the Arrangement to holders of Subordinate Voting Shares who are U.S. Holders and who, on the date on which the Arrangement is completed, hold Subordinate Voting Shares as a capital asset. The tax principles discussed below are subject to retroactive changes that may result from amendments to the Internal Revenue Code after the date of this Circular. This discussion does not address taxpayers subject to special treatment under the Internal Revenue Code, such as insurance companies, financial institutions, dealers in securities, traders who elect mark-to-market tax treatment, tax exempt organizations, S corporations and taxpayers subject to the alternative minimum tax. This discussion may not apply to holders of Subordinate Voting Shares who acquired their Subordinate Voting Shares upon the exercise of employee stock options or otherwise as compensation or who hold their shares as part of a hedge, straddle or conversion transaction. This discussion does not address potential foreign, state, local or other tax consequences of the Arrangement. All holders of Subordinate Voting Shares are strongly urged to consult their own tax advisors regarding the U.S. federal income tax consequences, as well as the foreign, state and local tax consequences of the disposition of their Subordinate Voting Shares in the Arrangement.
      If a partnership holds Subordinate Voting Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding such Subordinate Voting Shares, the holder is urged to consult its tax advisors regarding the tax consequences of the Arrangement.
      Although the matter is not free from doubt, Trizec Canada intends to treat the distribution to U.S. Holders who are not Certifying Shareholders disposing of Subordinate Voting Shares to Trizec Canada under the Arrangement, of fractional Subordinate Voting Shares as part of the Arrangement as a non-taxable event. It is possible, however, that the IRS could attempt to treat this distribution as a taxable dividend under Section 305 of the Internal Revenue Code in an amount equal to the U.S. dollar value of the fractional Subordinate Voting Shares received. Dividends from Trizec Canada received by individual U.S. Holders should generally be eligible for the reduced rates applicable to dividends from qualifying corporations, provided the U.S. Holder satisfies certain holding period requirements and is not under an obligation to make offsetting payments in certain related positions. The U.S. Holder would then have a fair market value basis in the fractional Subordinate Voting Shares received and would not recognize additional gain on the exchange of the fractional Subordinate Voting Shares for cash as part of the final step of the Arrangement. If a U.S. Holder recognized a capital loss on the exchange of its remaining Subordinate Voting Shares to Newco as part of the Arrangement, its ability to use this loss to offset any potential income inclusion if the distribution was treated as a taxable dividend could be limited. To avoid any potential uncertainty regarding the proper treatment of the distribution of fractional shares, U.S. Holders who qualify as Certifying Shareholders may elect to dispose of their existing Trizec Canada Shares pursuant to the Plan of Arrangement immediately prior to the distribution of fractional Subordinate Voting Shares. Trizec U.S. Shareholders should consult their own tax advisors regarding whether they should elect to be a Certifying Shareholder and dispose of their Trizec Canada Shares to Trizec Canada under the Arrangement and with respect to the potential effect to them if they did not so elect and the IRS successfully recharacterized the distribution as a taxable dividend.

      The receipt of cash in exchange for Subordinate Voting Shares in the Arrangement will be treated as a taxable sale or exchange of Subordinate Voting Shares for cash by each U.S. Holder (including any U.S. Holder who properly exercises Dissent Rights). A U.S. Holder will recognize capital gain or loss by reason of the disposition of its Subordinate Voting Shares pursuant to the Arrangement in an amount equal to the difference between the amount of cash received by the U.S. Holder (either in connection with the Arrangement or in connection with the exercise of Dissent Rights) and the U.S. Holder’s tax basis in its Subordinate Voting Shares. Such capital gain or loss will be long term with respect to Subordinate Voting Shares the U.S. Holder has held for a period of more than one year as of the effective time of the Arrangement. Long-term capital gain of a non-corporate U.S. Holder is generally subject to tax at a maximum rate of 15%. The deductibility of capital losses is subject to limitations.
      A U.S. Holder may be subject to information reporting and backup withholding if it is a non-corporate U.S. Holder and fails to provide an accurate taxpayer identification number or fails to comply with applicable certification requirements. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability provided the required information is provided to the IRS.
DISSENTING SHAREHOLDERS’ RIGHTS
      Pursuant to the terms of the Interim Order, a registered Trizec Canada Shareholder is entitled to dissent from the Arrangement Resolution in the manner provided in Section 190 of the CBCA, as amended by the Interim Order and the Plan of Arrangement. Section 190 of the CBCA is reproduced in its entirety as Annex F to this Circular. The following summary is qualified in its entirety by the provisions of Section 190 of the CBCA, the Interim Order and the Plan of Arrangement.
      A Dissenting Shareholder will be entitled, in the event the Arrangement becomes effective, to be paid by Trizec Canada the fair value of the Subordinate Voting Shares held by such Dissenting Shareholder determined as at the close of business on the day before the Meeting or any adjournment(s) or postponement(s) thereof. There can be no assurance that a Dissenting Shareholder will receive consideration for his or her shares of equal value to the consideration that such Dissenting Shareholder would have received upon closing of the Arrangement.
      A Trizec Canada Shareholder who wishes to exercise Dissent Rights must provide to Trizec Canada (at BCE Place, 181 Bay Street, Suite 3820, Box 800, Toronto, Ontario M5J 2T3, Attn: Corporate Secretary), prior to 5:00 p.m. (Toronto time) on the second business day immediately preceding the Meeting (or any postponement(s) or adjournment(s) thereof), a written objection to the Arrangement Resolution (a “Dissent Notice”). The filing of a Dissent Notice does not deprive a Trizec Canada Shareholder of the right to vote; however, the CBCA provides, in effect, that a Trizec Canada Shareholder who has submitted a Dissent Notice and who votes for the Arrangement Resolution will no longer be considered a Dissenting Shareholder. The CBCA does not provide, and Trizec Canada will not assume, that a vote against the Arrangement Resolution constitutes a Dissent Notice. Under the CBCA, there is no right of partial dissent and, accordingly, a Dissenting Shareholder may dissent only with respect to all Subordinate Voting Shares held by him or her on behalf of any one beneficial owner and which are registered in the name of the Dissenting Shareholder.
      Trizec Canada is required, within 10 days after the approval of the Arrangement Resolution, to notify each Dissenting Shareholder that the Arrangement Resolution has been approved, but such notice is not required to be sent to any Trizec Canada Shareholder who voted for the Arrangement Resolution or who has withdrawn his or her Dissent Notice.
      A Dissenting Shareholder must, within 20 days after the Dissenting Shareholder receives notice that the Arrangement Resolution has been approved or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Arrangement Resolution has been adopted, send to Trizec Canada a written notice (a “Payment Demand”) containing his or her name and address, the number of Subordinate Voting Shares in respect of which the Dissenting Shareholder dissented, and a demand for payment of the fair value of such shares. Within 30 days after a Payment Demand, the Dissenting Shareholder must send to the Transfer Agent at the address indicated in the Letter of Transmittal, the certificate(s) representing the Subordinate Voting Shares in respect of which he or she dissented. A Dissenting Shareholder who fails to send the certificates representing the Subordinate Voting Shares in respect of which he or she dissented forfeits his or her right to make a claim under Section 190 of the CBCA. The Transfer Agent will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder.

      On filing a Dissent Notice that is not withdrawn prior to the termination of the Meeting, a Dissenting Shareholder ceases to have any rights as a Trizec Canada Shareholder, other than the right to be paid the fair value of his or her Subordinate Voting Shares as determined under Section 190 of the CBCA, except where the Trizec Canada Board revokes the Arrangement Resolution, in which case Trizec Canada will be required to reinstate the Dissenting Shareholder’s rights as a Trizec Canada Shareholder. The Plan of Arrangement provides that the Subordinate Voting Shares of Dissenting Shareholders will be acquired by Newco at the effective time of the Arrangement.
      Trizec Canada is required, not later than seven days after the later of the Effective Date or the date on which Trizec Canada received the Payment Demand of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Payment Demand to it a written offer to pay (“Offer to Pay”), on behalf of Trizec Canada, for his or her Subordinate Voting Shares in an amount considered by the Trizec Canada Board to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay, as between shares of the same class, must be on the same terms. The amount specified in the Offer to Pay which has been accepted by a Dissenting Shareholder shall be paid by Trizec Canada within 10 days after the acceptance by the Dissenting Shareholder of the Offer to Pay, but any such Offer to Pay lapses if Trizec Canada does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.
      If Trizec Canada fails to make an Offer to Pay or if a Dissenting Shareholder fails to accept an offer that has been made, Trizec Canada may, within 50 days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Subordinate Voting Shares of Dissenting Shareholders. If Trizec Canada fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.
      Upon an application to a court, all Dissenting Shareholders whose Subordinate Voting Shares have not been purchased by Trizec Canada will be joined as parties and bound by the decision of the court, and Trizec Canada will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of his or her right to appear and be heard in person or by counsel. Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Subordinate Voting Shares of all Dissenting Shareholders. The final order of a court will be rendered against Trizec Canada in favour of each Dissenting Shareholder and for the amount of the fair value of his or her Subordinate Voting Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.
      The above is only a summary of the dissenting shareholder provisions of the CBCA, as amended by the Interim Order and the Plan of Arrangement, which are technical and complex. It is suggested that any Trizec Canada Shareholder wishing to avail himself or herself of his or her rights under those provisions seek his or her own legal advice as failure to comply strictly with the provisions of the CBCA, the Interim Order and the Plan of Arrangement may prejudice his or her Dissent Rights.
PROCEDURES FOR THE SURRENDER OF TRIZEC CANADA
SHARE CERTIFICATES AND PAYMENT
      The details of the procedures for the deposit of Trizec Canada Share certificates and the delivery by the Depositary of the Arrangement Consideration are set out in the Letter of Transmittal accompanying this Circular. Trizec Canada Shareholders who have not received a Letter of Transmittal should contact the Depositary by mail at 199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario M5L 1G9 or by phone at (416) 643-5500 or 1-800-387-0825.
      Each Trizec Canada Shareholder (other than a Dissenting Shareholder) that is an Eligible Person and wishes to dispose of Trizec Canada Shares to Trizec Canada pursuant to the Arrangement is required to complete the election and certification included for such purpose in the Letter of Transmittal. See the headings “Questions and Answers about the Meeting and the Arrangement — What are the consequences of being a Certifying Shareholder?”, “Principal Canadian Federal Income Tax Considerations” and “Principal U.S. Federal Income Tax Considerations” in this Circular for further information. Trizec Canada Shareholders are urged to consult their own professional tax advisors in connection with such election and certification.
      Certifying Shareholders that have duly elected in their Letter of Transmittal to have their Trizec Canada Shares transferred to Trizec Canada for cancellation and return to the Depositary a properly completed and signed Letter of

Transmittal, together with accompanying Trizec Canada Share certificates, as soon as possible but no later than September 29, 2006 will have the Trizec Canada Shares in respect of which such election is made cancelled by Trizec Canada and be forwarded the Arrangement Consideration to which they are entitled as soon as practicable after the Effective Date. Any Letters of Transmittal received from a Trizec Canada Shareholder after that time will not be treated as a valid election to dispose of Trizec Canada Shares to Trizec Canada pursuant to the Arrangement.
      Trizec Canada will pay all Trizec Canada Shareholders that do not dispose of their Trizec Canada Shares to Trizec Canada pursuant to the Arrangement (including Dissenting Shareholders) a capital gains dividend which will be satisfied by the issuance in respect of each outstanding Trizec Canada Share of a fractional Subordinate Voting Share. Such fractional Subordinate Voting Shares will not be certificated and each outstanding Trizec Canada Share certificate after the issuance of the share dividend will be deemed to represent the applicable Trizec Canada Shares along with the applicable fractional Subordinate Voting Shares attributable to such Trizec Canada Shares. Such Trizec Canada Shareholders who forward to the Depositary a properly completed and signed Letter of Transmittal, together with accompanying Trizec Canada Share certificates, at or prior to the Effective Date will be forwarded the Arrangement Consideration to which they are entitled as soon as practicable after the Effective Date. Trizec Canada Shareholders who deposit properly completed and signed Letters of Transmittal, together with accompanying Trizec Canada Share certificates, after the Effective Date will be forwarded the Arrangement Consideration to which they are entitled as soon as practicable after the date of receipt by the Depositary of the relevant Letter of Transmittal and accompanying Trizec Canada Share certificates.
      On the earlier of the date on which Trizec Canada Shareholders surrender their Trizec Canada Share certificates and the Effective Date, they will not be entitled to sell the securities to which those certificates relate. If you have already deposited your Trizec Canada Shares for payment with a properly completed Letter of Transmittal with the Depositary, you do not need to do anything further to surrender such Trizec Canada Shares.
      Trizec Canada Shareholders who do not forward to the Depositary a properly completed and signed Letter of Transmittal, together with their Trizec Canada Share certificate(s), will not receive the Arrangement Consideration to which they are otherwise entitled until deposit is made. Whether or not Trizec Canada Shareholders forward their Trizec Canada Share certificate(s), upon the completion of the Plan of Arrangement on the Effective Date Trizec Canada Shareholders will cease to be shareholders of Trizec Canada as of the Effective Date and will only be entitled to receive the Arrangement Consideration or, in the case of registered Trizec Canada Shareholders who properly exercise Dissent Rights, the right to receive fair value for their Subordinate Voting Shares in accordance with the Dissent Procedures.
      No commission will be charged to Trizec Canada Shareholders who deliver their certificate(s) evidencing Trizec Canada Shares according to the instructions set out in the Letter of Transmittal.
      It is not possible to determine precisely when the Arrangement will become effective. If the Final Order is obtained and all conditions set forth in the Merger and Arrangement Agreement are satisfied or waived, Trizec Canada will file the Articles of Arrangement giving effect to the Arrangement as soon as reasonably practicable, such that the Effective Date is expected to occur on or about October 4 or 5, 2006.
      Any use of the mail to transmit a share certificate, a related Letter of Transmittal, and any other required documents is at the risk of the Trizec Canada Shareholder. If these documents are mailed, it is recommended that registered mail, with (if applicable) return receipt requested, properly insured, be used.
      A cheque representing the amount payable to a former holder of Trizec Canada Shares who has complied with the procedures set out above will, as soon as practicable after the Effective Date and after the receipt of all required documents: (i) be forwarded to the former Trizec Canada Shareholder at the address specified in the Letter of Transmittal by insured first-class mail; or (ii) be made available at the offices of the Depositary for pick up by the holder as requested by the holder, in the Letter of Transmittal. Under no circumstance will interest accrue or be payable by Newco, Trizec Canada or the Depositary to persons depositing Trizec Canada Shares, regardless of any delay in making payment of the Arrangement Consideration.
      Where a share certificate has been destroyed, lost or misplaced, the registered holder of that share certificate should immediately complete the Letter of Transmittal as fully as possible and return it together with a letter describing the loss, to the Depositary in accordance with instructions in the Letter of Transmittal. The Depositary has been instructed to respond with replacement share certificate requirements which are also set out in Section 3.2 of the Plan of Arrangement.

      Non-Registered Shareholders should contact their Intermediary for instructions and assistance in surrendering their Trizec Canada Shares.
ADDITIONAL INFORMATION
      Any comparative interim consolidated financial statements, comparative annual consolidated financial statements, material change reports (excluding confidential reports) or information circulars which are subsequently filed by Trizec Canada with the various securities commissions or similar authorities in Canada after the date of this Circular and prior to the date of the Meeting will be deemed to be incorporated by reference into this Circular. Any report filed by Trizec Canada or Trizec Properties with the SEC after the date of this Circular will be deemed to be incorporated by reference into this Circular if and to the extent provided in such document. Electronic copies of such documents can be accessed from Trizec Canada’s website at www.trizeccanada.com or at www.sedar.com or www.sec.gov; additionally, any Trizec Canada Shareholder may request that a paper copy of such documents be mailed to it, without charge, by contacting the Corporate Secretary, Trizec Canada Inc., BCE Place, 181 Bay Street, Suite 3820, Box 800, Toronto, Ontario M5J 2T3, at any time prior to the date of the Meeting.
      Any statement contained in this Circular or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.
      Additional copies of this Circular or the Letter of Transmittal may be obtained by contacting Trizec Canada at the particulars noted above or by contacting the Transfer Agent and Depositary, CIBC Mellon Trust Company, by mail at P.O. Box Adelaide Street Postal Station, Toronto, Ontario M5C 2K4 or delivery at 199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario M5L 1G9, by e-mail at inquiries@cibcmellon.com or by telephone toll free at 1-800-387-0825 (or in the Toronto area at (416) 643-5500), at any time prior to the date of the Meeting.
DIRECTORS’ APPROVAL
      The contents of this Circular and the sending thereof to the Trizec Canada Shareholders have been approved by the Trizec Canada Board.
Toronto, Ontario, August 8, 2006
By Order of the Board of Directors
Colin J. Chapin
Senior Vice President, Chief Financial Officer
and Corporate Secretary

ANNEX A
FORM OF ARRANGEMENT RESOLUTION
RESOLVED AS A SPECIAL RESOLUTION THAT:
1.    The arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act substantially as set out in the Plan of Arrangement attached as Annex G to the management information circular of Trizec Canada Inc. (the “Corporation”) dated August 8, 2006 (the “Circular”) is authorized and approved.
2.    The agreement and plan of merger and arrangement agreement made as of June 5, 2006 between the Corporation and certain other parties, as amended, which is attached as Annex D to the Circular is confirmed, ratified and approved.
3.    Notwithstanding that this resolution has been passed by the shareholders of the Corporation or that the Arrangement has been approved by the Ontario Superior Court of Justice, the board of directors of the Corporation may amend or decide not to proceed with the Arrangement or revoke this resolution at any time prior to the issue of a certificate giving effect to the Arrangement without further approval of the shareholders of the Corporation.
4.    Any officer or director of the Corporation is authorized, for and on behalf of the Corporation, to execute and deliver articles of arrangement and all other documents and do all such other acts or things as such person determines to be necessary or desirable to give effect to this resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

A-1

ANNEX B — NOTICE OF APPLICATION
Commercial List Court File No. 06-CL-6579
ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

IN THE MATTER OF the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, Section 192

AND IN THE MATTER OF Rule 14.05(2) of the Rules of Civil Procedure

AND IN THE MATTER OF a proposed arrangement involving Trizec Canada Inc. and its shareholders
NOTICE OF APPLICATION
TO: THE RESPONDENTS
      A LEGAL PROCEEDING HAS BEEN COMMENCED BY THE APPLICANT. The claim made by the Applicant appears on the following pages.
      THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List at 393 University Avenue, Toronto on September 14, 2006 at 10:00 a.m. or as soon after that time as the matter can be heard.
      IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the Application, or to be served with any documents in the Application, you or an Ontario lawyer acting for you must forthwith prepare a Notice of Appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant’s lawyer and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.
      IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your Notice of Appearance, serve a copy of the evidence on the Applicant’s lawyer and file it, with proof of service, in the court office where the Application is to be heard as soon as possible, but not later than 2:00 p.m. on the day before the hearing.
      IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.
Date: August 1, 2006

Issued by:	/s/ Joseph Doria

Address of Court Office:
393 University Avenue
Toronto, Ontario
M5G 1E6

TO: All holders of subordinate voting shares and multiple voting shares of Trizec Canada Inc.
AND TO:   The Director under the Canada Business Corporations Act

APPLICATION
      1.     The Applicant, Trizec Canada Inc. (the “Corporation”), makes application for:

(a)	an interim order for directions pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”);

(b)	a final order under section 192 of the CBCA approving the plan of arrangement (the “Plan of Arrangement”) proposed by the Corporation substantially in the form described in the management proxy circular to be distributed to the holders of subordinate voting shares and multiple voting shares of the Corporation, which is marked as Exhibit “A” to the affidavit of Robert Wickham, to be filed in this proceeding; and

(c)	such further and other relief as this Honourable Court deems just.
      2.     THE GROUNDS for the Application are:

(a)	the Applicant is a corporation incorporated under the provisions of the CBCA;

(b)	the Plan of Arrangement is an “arrangement” within the meaning thereof in section 192 of the CBCA;

(c)	all statutory requirements under the CBCA have been fulfilled;

(d)	the proposed Plan of Arrangement is in the best interests of the Corporation, is fair and reasonable to the shareholders of the Corporation, and is put forward in good faith;

(e)	section 192 of the CBCA;

(f)	rules 14.05(2), 16.08, 17.02 and 38 of the Rules of Civil Procedure; and

(g)	such further and other grounds as counsel may advise and this Honourable Court may permit.
      3.     THE FOLLOWING DOCUMENTARY EVIDENCE will be used at the hearing of the Application:

(a)	such interim order as may be granted by this Honourable Court;

(b)	the affidavit of Robert Wickham, to be sworn, and the exhibits thereto and other materials referred to therein;

(c)	any supplementary affidavit material, to be sworn, and the exhibits thereto and other materials referred to therein; and

(d)	such further and other materials as counsel may advise and this Honourable Court may permit.

August 1, 2006	DAVIES WARD PHILLIPS & VINEBERG LLP
Barristers and Solicitors
44th Floor, 1 First Canadian Place
Toronto, ON M5X 1B1
James Doris (LSUC #33236P)
Matthew I. Milne-Smith (LSUC #44266P)
Tel: 416.863.0900
Fax: 416.863.0871
Solicitors for Trizec Canada Inc.

IN THE MATTER OF the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, Section 192
AND IN THE MATTER OF Rule 14.05(2) of the Rules of Civil Procedure
AND IN THE MATTER OF a proposed arrangement involving Trizec Canada Inc. and its shareholders
Commercial List Court File No: 06-CL-6579

ONTARIO
SUPERIOR COURT OF JUSTICE —
COMMERCIAL LIST
Proceeding commenced at Toronto

NOTICE OF APPLICATION

Davies Ward Phillips & Vineberg llp
44th Floor, 1 First Canadian Place
Toronto Canada M5X 1B1
James Doris (LSUC #33236P)
Matthew I. Milne-Smith (LSUC #44266P)
Tel: 416.863.0900
Fax: 416.863.0871
Solicitors for the Applicant,
Trizec Canada Inc.

ANNEX C — INTERIM ORDER
Commercial List Court File No. 06-CL-6579
ONTARIO
SUPERIOR COURT OF JUSTICE
Commercial List

THE HONOURABLE JUSTICE Mr. C.L. Campbell	TUESDAY, THE 8th DAY OF AUGUST 2006

IN THE MATTER OF the Canada Business Corporations Act, R.S.C. 1985, c. C-44 as amended, Section 192
AND IN THE MATTER OF Rule 14.05(2) of the Rules of Civil Procedure
AND IN THE MATTER OF a proposed arrangement involving Trizec Canada Inc. and its shareholders
ORDER
      THIS MOTION, made without notice by the Applicant, Trizec Canada Inc. (“Trizec Canada”), for an interim order pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA), was heard this day at 393 University Avenue, Toronto, Ontario.
      ON READING the Notice of Motion herein, the Affidavit of Robert Wickham sworn on August 3, 2006 and the exhibits thereto, and upon hearing the submissions of counsel for Trizec Canada and noting that the Director has been served with notice of this application as required by subsection 192(5) of the CBCA and that the Director has not appeared or made submissions with respect to this motion.
The Meeting
I.     THIS COURT ORDERS that Trizec Canada call, hold and conduct a special meeting (the “Meeting”) of the holders (the “Trizec Canada Shareholders”) of its subordinate voting shares (“Subordinate Voting Shares”) and multiple voting shares (“Multiple Voting Shares”) on September 12, 2006 in Toronto, Ontario to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) to approve the arrangement described in the Plan of Arrangement (the “Plan of Arrangement”) attached as Annex G to the Management Information Circular of Trizec Canada (the “Circular”), attached as Exhibit “A” to the Affidavit of Robert Wickham.
2.     THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the provisions of the CBCA, the by-laws of Trizec Canada, the Circular, this Order and the rulings and directions of the Chairman of the Meeting.
3.     THIS COURT ORDERS that the quorum for the Meeting shall be the attendance in person of not less than two persons holding or representing by proxy at least 15 percent of the total number of voting Trizec Canada Shares.
4.     THIS COURT ORDERS that the record date for determining the registered Trizec Canada Shareholders entitled to receive the Meeting Materials (as defined in paragraph 9 below) and vote at the Meeting was the close of business on August 3, 2006 (the “Record Date”).
5.     THIS COURT ORDERS that the deadline for submission of, and the procedure for the use of, proxies at the Meeting shall be as set out in the Circular.
6.     THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be the Trizec Canada Shareholders, their duly appointed proxy holders, the directors and officers of Trizec Canada, the auditors of Trizec Canada, the professional legal and financial advisors to Trizec Canada and such other persons with the permission of the Chair of the Meeting.

7.     THIS COURT ORDERS that Trizec Canada may in its discretion waive generally the time limits for the deposit of proxies by Trizec Canada Shareholders, if Trizec Canada deems it advisable to do so.
Adjournments and Postponements
8.     THIS COURT ORDERS that Trizec Canada, if it deems advisable, may adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of Trizec Canada Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by press release, newspaper advertisement, or by notice to the Trizec Canada Shareholders by one of the methods specified in paragraph 9 and 11 below, as determined to be the most appropriate method of communication by the Board of Directors of Trizec Canada.
Notice
9.     THIS COURT ORDERS that the Circular, including the Notice of Meeting and Notice of Application attached to the Circular (collectively, the “Meeting Materials”), in substantially the same form as contained in Exhibit “A” to the Affidavit of Robert Wickham (with such amendments thereto as counsel for Trizec Canada may advise are necessary or desirable, provided that such amendments are not inconsistent with this Order and are subsequently filed with this Court) shall be sent to the Trizec Canada Shareholders, and the directors and auditors of Trizec Canada, by one or more of the following methods not later than 21 days prior to the Meeting:

(a)	in the case of the registered Trizec Canada Shareholders, by pre-paid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of Trizec Canada as of the Record Date, and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting;

(b)	in the case of non-registered Trizec Canada Shareholders, by:

(i)	providing copies of the Meeting Materials to non-objecting beneficial owners through its transfer agent in accordance with National Instrument 54-101; and

(ii)	providing multiple copies of the Meeting Materials to intermediaries and registered nominees in a timely manner for objecting beneficial owners;

(c)	in the case of the directors of Trizec Canada, by pre-paid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to the individual directors; and

(d)	in the case of the auditors of Trizec Canada, by pre-paid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to the firm of auditors;
and that such mailing, delivery and distribution shall constitute good and sufficient notice of the Meeting upon such persons. The Meeting Materials shall be deemed to have been received, in the case of mailing, three days after delivery thereof to the post office, in the case of courier, one business day after receipt by the courier and, in the case of delivery in person, upon delivery thereof to the intended recipient’s address.
10.     THIS COURT ORDERS that the accidental failure or omission on a de minimis basis to give notice of the Meeting to any one or more Trizec Canada Shareholders or any other person, or any failure or omission to give notice as a result of events beyond the reasonable control of Trizec Canada (including without limitation any inability to utilize postal services) shall not constitute a breach of this Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting.
11.     THIS COURT ORDERS that in the event of an interruption in or cessation of postal services due to strike or otherwise, communication of the Meeting in accordance with paragraph 9 above shall constitute good and sufficient notice of the Meeting, provided that in such event, Trizec Canada also posts the Meeting Materials to its corporate website.
12.     THIS COURT ORDERS that in the event of any amendments, updates or supplements to any of the information provided in the Meeting Materials, the same may be communicated by press release, newspaper advertisement or by the means set forth in paragraphs 9 and 11, as determined to be the most appropriate method of communication by the Board of Directors of Trizec Canada.

Amendments
13.     THIS COURT ORDERS that Trizec Canada may make such amendments, revisions or supplements to the Plan of Arrangement as it may determine necessary or desirable provided that such amendments are made in accordance with and in the manner contemplated by the Plan of Arrangement. Where such amendments, revisions or supplements are not detrimental to the interests of Trizec Canada Shareholders, no additional notice to the Trizec Canada Shareholders shall be required. The Plan of Arrangement as so amended, revised or supplemented shall be the Plan of Arrangement submitted to the Meeting and the subject of the Arrangement Resolution.
Voting
14.     THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of:

(a)	one vote per Subordinate Voting Share; and

(b)	50 votes per Multiple Voting Share, subject to the terms of the voting trust agreement dated April 23, 2002 between P.M. Capital Inc. (“P.M. Capital”) (a corporation wholly-owned by Peter Munk which holds all of the issued and outstanding Multiple Voting Shares), Mr. Munk, Trizec Canada and CIBC Mellon Trust Company, as trustee, pursuant to which P.M. Capital has agreed not to vote more than the number of Multiple Voting Shares carrying votes, in the aggregate, that represent a simple majority of all votes entitled to be cast on a matter by all Trizec Canada Shareholders in the aggregate, and that, subject to further order of this Court, the Arrangement Resolution will be considered to have been adopted by the Trizec Canada Shareholders upon approval by at least 66 2/3% of the votes cast by the Trizec Canada Shareholders present in person or represented by proxy at the Meeting.
15.     THIS COURT ORDERS that only those Trizec Canada Shareholders present or represented by proxy at the Meeting who are entitled to vote at the Meeting pursuant to the provisions of the CBCA shall be entitled to vote at the Meeting and, for the purposes of the Meeting, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast.
Dissent Rights
16.     THIS COURT ORDERS that, in accordance with the terms of the Plan of Arrangement and section 190 of the CBCA, registered holders of Subordinate Voting Shares shall be permitted to dissent from the Plan of Arrangement and to seek fair value for their Subordinate Voting Shares, so long as they provide to Trizec Canada their written objection to the Plan of Arrangement at or prior to 5:00 p.m. (Toronto time) on the second Business Day (as defined in the Plan of Arrangement) preceding the Meeting and they otherwise strictly comply with the requirements of section 190 of the CBCA and the Plan of Arrangement.
Application for Approval of Plan
17.     THIS COURT ORDERS that, following the approval of the Arrangement Resolution at the Meeting in the manner set forth in this Order, Trizec Canada may apply before this Court on September 14, 2006 at 393 University Avenue, Toronto, Ontario for approval of the Plan of Arrangement and that service of the Notice of Application herein, in accordance with paragraph 9 of this Order, shall constitute good and sufficient service of such Notice of Application upon all persons who are entitled to receive such Notice of Application pursuant to the Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, unless a Notice of Appearance is served on Trizec Canada’s solicitors before September 1, 2006, in which case Trizec Canada shall serve such person with notice of the date of the application for approval, together with a copy of any additional materials to be used in support of such application.
18.     THIS COURT ORDERS that any person who wishes to oppose the application for approval of the Plan of Arrangement shall serve upon Trizec Canada’s solicitors and the solicitors for Brookfield Properties Corporation, Goodman and Carr LLP, Suite 2300, 200 King Street West, Toronto, Ontario M5H 3W5, Attention: Stuart Brotman and Murray J. Perelman, and upon other parties who have filed a Notice of Appearance a notice setting out the basis for such opposition and a copy of the materials to be used to oppose the application at least five days before the date set for the hearing to approve the Plan of Arrangement or such shorter time as the Court, by order, may allow.

19.     THIS COURT ORDERS that Trizec Canada shall be entitled, at any time, to seek leave to vary this Order.

/s/ C.L. Campbell J.
ENTERED AT / INSCRIT À
TORONTO
ON/BOOK NO:
LE/DANS LE REGISTRE NO.:

AUGUST 8, 2006

IN THE MATTER OF the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, Section 192
AND IN THE MATTER OF Rule 14.05(2) of the Rules of Civil Procedure
AND IN THE MATTER OF a proposed arrangement involving Trizec Canada Inc. and its shareholders
Commercial List Court File No: 06-CL-6579

ONTARIO
SUPERIOR COURT OF JUSTICE
Commercial List
Proceeding commenced at Toronto

ORDER

Davies Ward Phillips & Vineberg llp
44th Floor, 1 First Canadian Place
Toronto, ON M5X 1B1
James Doris (LSUC #33236P)
Matthew I. Milne-Smith (LSUC #44266P)
Tel: 416.863.0900
Fax: 416.863.0871
Solicitors for Trizec Canada Inc.

ANNEX D — AGREEMENT AND PLAN OF MERGER AND ARRANGEMENT AGREEMENT
AGREEMENT AND PLAN OF MERGER
AND
ARRANGEMENT AGREEMENT
Among
TRIZEC PROPERTIES, INC.
TRIZEC HOLDINGS OPERATING LLC,
TRIZEC CANADA INC.,
GRACE HOLDINGS LLC,
GRACE ACQUISITION CORPORATION
GRACE OP LLC
and
4162862 CANADA LIMITED
Dated as of June 5, 2006,
as amended pursuant
to amendment no. 1
dated as of July 20, 2006,
amendment no. 2
dated as of August 2, 2006
and amendment no. 3
dated as of August 7, 2006

D-i

D-ii

D-iii

EXHIBITS

Exhibit A	Plan of Arrangement
Exhibit B	Knowledge of Trizec and the Operating Company
Exhibit C	Knowledge of Parent, MergerCo and AcquisitionCo
Exhibit D	Knowledge of TZ Canada
Exhibit E	Terms of Redeemable Preferred Units
Exhibit F	Surviving Corporation Charter
Exhibit G	Form of Guaranty
Exhibit H	1031 Asset Dispositions
Exhibit I	Form of Hogan & Hartson L.L.P. Tax Opinion

D-iv

AGREEMENT AND PLAN OF MERGER
AND
ARRANGEMENT AGREEMENT
      THIS AGREEMENT AND PLAN OF MERGER AND ARRANGEMENT AGREEMENT, dated as of June 5, 2006 (this “Agreement”), is by and among Trizec Properties, Inc., a Delaware corporation (“Trizec”), Trizec Holdings Operating LLC, a Delaware limited liability company (the “Operating Company”, and together with Trizec, the “Trizec Parties”), Trizec Canada Inc., a Canadian corporation (“TZ Canada”), Grace Holdings LLC, a Delaware limited liability company (“Parent”), Grace Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“MergerCo”), 4162862 Canada Limited, a Canadian corporation and an affiliate of Parent (“AcquisitionCo”), and Grace OP LLC, a Delaware limited liability company (“Merger Operating Company”, and together with Parent, MergerCo and AcquisitionCo, the “Buyer Parties”).
      WHEREAS, the parties wish to effect a business combination through a merger of MergerCo with and into Trizec (the “Trizec Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251 of the Delaware General Corporation Law (the “DGCL”);
      WHEREAS, the parties also wish to effect a merger of the Merger Operating Company with and into the Operating Company (the “Operating Company Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware Limited Liability Company Act (the “DLLCA”);
      WHEREAS, the parties also wish to effect an arrangement involving TZ Canada pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”) (the “Arrangement”), on the terms and subject to the conditions set forth in the Plan of Arrangement, substantially in the form attached hereto as Exhibit A (the “Plan of Arrangement”), subject to any amendments or variations made thereto pursuant to, or by the parties to, this Agreement or at the direction of the Superior Court of Justice (Ontario) (the “Court”), pursuant to which, subject to the provisions of this Agreement, among other things, AcquisitionCo will acquire all of the outstanding shares of TZ Canada.
      WHEREAS, the board of directors of Trizec (the “Trizec Board”), on the recommendation of a special committee of the disinterested directors of the Trizec Board (the “Special Committee”), and the boards of directors of each of Parent and MergerCo deem it advisable and in the best interests of their respective stockholders to consummate the Trizec Merger on the terms and subject to the conditions set forth in this Agreement, and each of the Trizec Board and the boards of directors of Parent and MergerCo have approved this Agreement and declared its advisability and, in the case of the Trizec Board, recommended that this Agreement be adopted by Trizec’s stockholders;
      WHEREAS, the board of directors of TZ Canada (the “TZ Canada Board”) and the board of directors of AcquisitionCo deem it advisable and in the best interests of their respective companies (and in the case of TZ Canada, fair to the TZ Canada Shareholders (as defined herein)) to consummate the Arrangement on the terms and subject to the conditions set forth in this Agreement and the Plan of Arrangement and have approved this Agreement and the Arrangement and, in the case of the TZ Canada Board, recommended that the Arrangement be approved by the TZ Canada Shareholders;
      WHEREAS, the Trizec Board, on behalf of Trizec, in its capacity as the sole managing member of the Operating Company, has approved this Agreement and deemed it advisable and in the best interests of the Operating Company and the members of the Operating Company for the Operating Company to enter into this Agreement;
      WHEREAS, concurrently herewith, Parent and TZ Canada are entering into a support agreement, dated as of the date hereof, providing that, among other things, TZ Canada will vote, or cause to be voted, its Trizec Common Shares (as defined herein) (including such shares held by its subsidiary Emerald Blue Szolgálttó Korlátolt Felelõsségü Társaság (“TZ Hungary”) in favor of this Agreement, the Trizec Merger and the other transactions contemplated by this Agreement; and
      WHEREAS, concurrently herewith, Parent and P.M. Capital Inc., a Canadian corporation incorporated under the laws of Ontario (“PMCI”), have entered into a support agreement, dated as of the date hereof, providing that, among other things, PMCI will vote, or cause to be voted, its TZ Canada Shares (as defined herein) in favor of the Arrangement.

      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I
DEFINITIONS
      Section 1.01.  Definitions. For purposes of this Agreement:

“Action” means any claim, action, suit, proceeding, arbitration, mediation or other investigation as to which written notice has been provided to the applicable party.

“Affiliate” or “affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Acquisition Proposal” means a Trizec Acquisition Proposal or a TZ Canada Acquisition Proposal.

“Articles of Arrangement” means the articles of arrangement of TZ Canada in respect of the transactions contemplated by the Plan of Arrangement that are required by the CBCA to be filed with the Director appointed under the CBCA after the Final Order is made in order to effect the transactions contemplated by the Plan of Arrangement.

“beneficial owner” or “beneficial ownership”, with respect to any Trizec Common Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“Business Day” or “business day” means any day on which the principal offices of the SEC in Washington, D.C. and the principal offices of the Ontario Securities Commission are open to accept filings and on which banks are not required or authorized to close in either New York, New York or Toronto, Ontario.

“Canadian GAAP” means generally accepted accounting principles as applied in Canada.

“Canadian Law” means any Canadian federal, provincial, municipal or local statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order.

“Canadian Securities Laws” means the securities laws of each Canadian province and the rules and regulations promulgated in connection therewith.

“Combined Superior Proposal” means an Acquisition Proposal that is both a Trizec Superior Proposal and a TZ Canada Superior Proposal, where the amount by which such Acquisition Proposal is more favorable than the Mergers and Arrangement, respectively, is substantially equivalent.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“CSA” means the Canadian Securities Administration.

“Disclosure Schedule” means, collectively, the Trizec Disclosure Schedule, the TZ Canada Disclosure Schedule and the Parent Disclosure Schedule.

“DLLCA” means the Delaware Limited Liability Company Act, as amended.

“Environmental Laws” means any applicable (A) Law in existence on or before the date hereof relating to (i) releases or threatened releases of Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances; or (iii) pollution or protection of the environment, health, safety or natural resources, and (B) in the case of TZ Canada, Canadian Law in existence on or before the date hereof relating to (i) releases or threatened releases of Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances; or (iii) pollution or protection of the environment, health, safety or natural resources.

“Final Order” means the final order of the Court approving the transactions contemplated by the Plan of Arrangement as such order may be amended by the Court at any time prior to the Closing Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Authority” means (i) any national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission, or (ii) any court, tribunal, or judicial or arbitral body.

“Hazardous Substances” means (A) (i) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each has been amended from time to time, and all regulations thereunder in effect prior to the date hereof, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) polychlorinated biphenyls, asbestos and radon; and (iv) any other contaminant, substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law, and (B) in the case of TZ Canada, (i) petroleum and petroleum products, including crude oil and any fractions thereof; (ii) polychlorinated biphenyls, asbestos and radon and (iii) any other contaminant, substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“Intellectual Property” means (i) United States, Canadian and international patents, patent applications and invention registrations of any type, (ii) trademarks, service marks, trade dress, logos, trade names, domain names, corporate names and other source identifiers, and registrations and applications for registration thereof, (iii) copyrightable works, copyrights, and registrations and applications for registration thereof, and (iv) confidential and proprietary information, including trade secrets and know-how.

“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the transactions contemplated by the Plan of Arrangement, as contemplated by this Agreement.

“knowledge of Trizec and the Operating Company” means the actual knowledge of those individuals listed on Exhibit B.

“knowledge of Parent, MergerCo and AcquisitionCo” means the actual knowledge of those individuals listed on Exhibit C.

“knowledge of TZ Canada” means the actual knowledge of those individuals listed on Exhibit D.

“Law” means any applicable national, federal, state, provincial, municipal or local statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order.

“Liens” means with respect to any asset (including any security), any mortgage, claim, lien, pledge, charge, security interest or encumbrance of any kind in respect to such asset.

“Material Adverse Effect” means, with respect to Trizec or TZ Canada, an effect, event, development or change that, is materially adverse to the assets, business, results of operations or financial condition of Trizec and the Trizec Subsidiaries and TZ Canada and the TZ Canada Subsidiaries, taken as a whole, other than any effect, event, development or change arising out of or resulting from (a) changes in conditions in the U.S., Canadian or global economy or capital or financial markets generally, including changes in interest or exchange rates, (b) changes in general legal, tax, regulatory, political or business conditions that, in each case, generally affect the geographic regions or industries in which Trizec, the Trizec Subsidiaries, the Trizec JV Entities, TZ Canada and the TZ Canada Subsidiaries (collectively, the “Group”) conduct their respective businesses (unless, and only to the extent, such effect, event, development or change affects such entity or entities in a materially disproportionate manner as compared to other persons or participants in the industries in which such entity or entities conduct their business and that operate in the geographic regions affected by such effect, event, development or change), (c) changes in GAAP or Canadian GAAP, (d) the negotiation, execution, announcement or performance of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with tenants, suppliers, vendors, lenders, investors, venture partners or employees, (e) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement (unless, and only to the extent, such effect, event, development or change affects any of the entity or entities in the Group in a materially disproportionate manner as compared to other persons or participants in the industries in which such entity or entities conduct their business and that operate in the geographic regions affected by such effect, event, development or change), (f) earthquakes, hurricanes, floods, or other natural disasters (unless, and only to the extent, such effect, event, development or change affects any of the entity or entities in the Group in a materially disproportionate manner as compared to other persons or participants in the industries in which such entity or entities conduct their business and that operate in the geographic regions affected by such effect, event, development or change), (g) any suit, claim, Action or proceedings brought, asserted or threatened by or on behalf of any holder or holders of capital stock or other equity interests in Trizec, the Trizec Subsidiaries, TZ Canada or the TZ Canada Subsidiaries, arising out of or relating to the transactions contemplated by this Agreement or (h) any action taken by the Trizec Parties or TZ Canada at the request or with the consent of any of the Buyer Parties. The parties agree that the mere fact of a decrease in the market price of the Trizec Common Shares or TZ Canada SVS shall not, in and of itself, constitute a Material Adverse Effect, but any effect, event, development or change underlying such decrease shall be considered in determining whether there has been a Material Adverse Effect.

“Material Trizec JV Entities” means the Trizec JV Entities set forth in Section 4.01(d)(ii) of the Trizec Disclosure Schedule.

“Mergers” means the Trizec Merger and the Operating Company Merger.

“Operating Company LLC Agreement” means the Limited Liability Company Agreement of the Operating Company, dated as of December 22, 2004, as amended through the date hereof.

“Parent Disclosure Schedule” means the disclosure schedule delivered by Parent, MergerCo and AcquisitionCo to the Trizec Parties and TZ Canada concurrently with the execution of this Agreement for which the disclosure of any fact or item in any section of such disclosure schedule shall, should the existence of such fact or item be relevant to any other section, be deemed to be disclosed with respect to that other section so long as the relevance of such disclosure to such other section is readily apparent from the nature of such disclosure.

“Parent Material Adverse Effect” means any event, circumstance, change or effect that would reasonably be expected to prevent, or materially hinder or delay Parent, MergerCo or AcquisitionCo from consummating the Trizec Merger, the Arrangement or any of the other transactions contemplated by this Agreement.

“Permitted Liens” means (i) Liens for Taxes not yet delinquent and Liens for Taxes being contested in good faith and for which there are adequate reserves on the financial statements of Trizec or TZ Canada, as applicable (if such reserves are required pursuant to GAAP, in the case of Trizec, and Canadian GAAP, in the case of TZ Canada), (ii) inchoate mechanics’ and materialmen’s Liens for construction in progress, (iii) inchoate workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of Trizec, any Trizec Subsidiary, TZ Canada or any TZ Canada Subsidiary, (iv) zoning restrictions, survey exceptions, utility easements, rights of way and similar Liens that are imposed by any Governmental Authority having jurisdiction thereon or otherwise are typical for the applicable property type and locality, (v) with respect to real property, any title exception disclosed in any Trizec Title Insurance Policy provided or made available to Parent (whether material or immaterial), Liens and obligations arising under or in connection with the Trizec Material Contracts or TZ Canada Material Contracts, as applicable (including but not limited to any Lien securing mortgage debt disclosed in the Trizec Disclosure Schedule or TZ Canada Disclosure Schedule, as applicable), Trizec Leases and any other Lien that does not interfere materially with the current use of such property (assuming its continued use in the manner in which it is currently used) or materially adversely affect the value or marketability of such property, (vi) matters that would be disclosed on current title reports or surveys that arise or have arisen in the ordinary course of business, and/or (vii) other Liens being contested in good faith in the ordinary course of business.

“person” or “Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or Governmental Authority, but shall exclude Trizec Subsidiaries, Trizec Material Subsidiaries, Trizec Joint Ventures, TZ Canada Subsidiaries and TZ Canada Joint Ventures.

“Redeemable Preferred Shares” means shares of Redeemable Preferred Stock, par value $.01, of the Surviving Corporation.

“Redeemable Preferred Units” means the redeemable preferred units of limited liability company interests of the Surviving Operating Company, the rights and terms of which are generally described in Exhibit E attached hereto.

“subsidiary” or “subsidiaries” of Trizec, TZ Canada, Parent or any other person means a corporation, limited liability company, partnership, joint venture or other organization of which: (a) such party or any other subsidiary of such party is a general partner, managing member or functional equivalent; (b) voting power to elect a majority of the board of directors or others performing similar functions with respect to such organization is held by such party or by any one or more of such party’s subsidiaries; or (c) at least 50% of the equity interests is controlled, directly or indirectly, by such party; provided, however, that for purposes of this Agreement, TZ Canada’s subsidiaries shall not include Trizec or any subsidiary of Trizec.

“Taxes” means any and all taxes, charges, fees, levies and other assessments, including income, gross receipts, excise, property, sales, withholding (including dividend withholding and withholding required pursuant to Sections 1445 and 1446 of the Code), social security, occupation, use, service, license, payroll, franchise, transfer and recording taxes, fees and charges, including estimated taxes, imposed by the United States, Canadian or any other taxing authority (domestic or foreign), whether computed on a separate, consolidated, unitary, combined or any other basis, and similar charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority including any of the foregoing imposed upon any other person but for which TZ Canada, the Trizec Parties or any of their subsidiaries may be liable by operation of law, as a successor or by contract.

“Tax Protection Agreement” means any written or oral agreement to which Trizec or any Subsidiary is a party pursuant to which: (a) any liability to holders of Operating Company Common Units relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (b) in connection with the deferral of income Taxes of a holder of Operating Company Common Units, Trizec or the Trizec Subsidiaries have agreed to (i) maintain a minimum level of debt or continue a particular debt, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections, and/or (iv) only dispose of assets in a particular manner; and/or (c) holders of the Operating Company Common Units (other than Trizec) have guaranteed debt of a Trizec Subsidiary and/or (d) any other agreement that would require the managing member of the Operating Company to consider separately the interests of holders of the Operating Company Common Units as they relate to Taxes. For greater certainty, the parties acknowledge that the Tax Co-operation Agreement dated May 8, 2002 between Trizec and TrizecHahn Office Properties Ltd. (a predecessor to TZ Canada) is not a Tax Protection Agreement.

“Tax Returns” means all reports, returns, declarations, statements or other information required to be supplied to a taxing authority in connection with Taxes.

“Trizec Acquisition Proposal” means any proposal or offer for, whether in one transaction or a series of related transactions, any (a) merger, consolidation or similar transaction involving Trizec or any Trizec Subsidiary that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X, but substituting 20% for references to 10% therein), (b) sale or other disposition, directly or indirectly, by merger, consolidation, share exchange or any similar transaction, of any assets of Trizec or the Trizec Subsidiaries representing 20% or more of the consolidated assets of Trizec and the Trizec Subsidiaries, (c) issue, sale or other disposition by Trizec of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the votes associated with the outstanding voting equity securities of Trizec, (d) tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) offers to acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the outstanding Trizec Common Shares, or (e) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Trizec Acquisition Proposal” shall not include (i) the Trizec Merger, the Arrangement or any of the other transactions contemplated by this Agreement (including, without limitation, the sale of one or more of the 1031 Assets pursuant to Section 7.02), or

(ii) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among Trizec and one or more Trizec Subsidiaries or among Trizec Subsidiaries.

“Trizec Charter” means the Fourth Amended and Restated Certificate of Incorporation of Trizec dated as of February 8, 2002, as amended.

“Trizec Common Shares” means shares of common stock, par value $.01 per share, of Trizec.

“Trizec Disclosure Schedule” means the disclosure schedule delivered by the Trizec Parties to Parent concurrently with the execution of this Agreement for which the disclosure of any fact or item in any Section of such disclosure schedule shall, should the existence of such fact or item be relevant to any other section, be deemed to be disclosed with respect to that other Section so long as the relevance of such disclosure to such other Section is reasonably apparent from the nature of such disclosure. Nothing in the Trizec Disclosure Schedule is intended to broaden the scope of any representation or warranty of the Trizec Parties made herein.

“Trizec Superior Proposal” means a Trizec Acquisition Proposal (on its most recently amended and modified terms, if amended and modified) made by a Third Party (i) that relates to more than 50% of the Trizec Common Shares or all or substantially all of the assets of Trizec and the Trizec Subsidiaries, taken as a whole, and (ii) which the Trizec Board or Special Committee determines in its good faith judgment (after consultation with its outside financial and legal advisors) to be more favorable to the stockholders of Trizec (in their capacities as stockholders) than the Trizec Merger from a financial point of view, and (iii) for which financing, to the extent required, is then committed or, in the good faith judgment of the Trizec Board, is reasonably likely to be available.

“TZ Canada Acquisition Proposal” means any proposal or offer for, whether in one transaction or a series of related transactions, any (a) sale or other disposition, directly or indirectly, by amalgamation, consolidation, share exchange or any similar transaction, of any assets of TZ Canada or the TZ Canada Subsidiaries representing 20% or more of the consolidated assets of TZ Canada and the TZ Canada Subsidiaries, (b) issue, sale or other disposition by TZ Canada of (including by way of plan of arrangement, amalgamation, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the votes associated with the outstanding TZ Canada Shares, (c) take-over bid, tender offer or other offer or proposal pursuant to which any Person or group of Persons acting jointly or in concert within the meaning of Section 91 of Securities Act (Ontario) proposes to acquire beneficial ownership (as determined in accordance with Part XX of the Securities Act (Ontario)) of TZ Canada Shares representing 20% or more of the votes associated with the outstanding TZ Canada Shares, or (d) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “TZ Canada Acquisition Proposal” shall not include (i) the Trizec Merger, the Arrangement or any of the other transactions contemplated by this Agreement (including, without limitation, the sale of one or more of the 1031 Assets pursuant to Section 7.02), or (ii) any amalgamation, consolidation, business combination, reorganization, recapitalization or similar transaction solely among TZ Canada and one or more TZ Canada Subsidiaries or among TZ Canada Subsidiaries.

“TZ Canada Articles” means the articles of amalgamation of TZ Canada dated January 1, 2006.

“TZ Canada Bylaws” means the by-laws of TZ Canada as in effect immediately prior to the Plan of Arrangement Effective Time.

“TZ Canada Circular” means the management information circular of TZ Canada to be sent to TZ Canada Shareholders in connection with the transactions contemplated by the Plan of Arrangement.

“TZ Canada Disclosure Schedule” means the disclosure schedule delivered by TZ Canada to Parent concurrently with the execution of this Agreement for which the disclosure of any fact or item in any Section of such disclosure schedule shall, should the existence of such fact or item be relevant to any other section, be deemed to be disclosed with respect to that other Section so long as the relevance of such disclosure to such other Section is reasonably apparent from the nature of such disclosure. Nothing in the TZ Canada Disclosure Schedule is intended to broaden the scope of any representation or warranty of TZ Canada made herein.

“TZ Canada Dissent Rights” means the rights of dissent described in the Plan of Arrangement.

“TZ Canada MVS” means the multiple voting shares in the capital of TZ Canada.

“TZ Canada Shareholders” means holders of TZ Canada Shares.

“TZ Canada Shares” means the TZ Canada MVS and the TZ Canada SVS.

“TZ Canada Superior Proposal” means a TZ Canada Acquisition Proposal (on its most recently amended and modified terms, if amended and modified) made by a Third Party (i) that relates to more than 50% of the TZ Canada Shares or all or substantially all of the assets of TZ Canada and the TZ Canada Subsidiaries, taken as a whole, and (ii) which the TZ Canada Board determines in its good faith judgment (after consultation with its outside financial and legal advisors) to be more favorable to TZ Canada Shareholders (in their capacities as shareholders) than the Arrangement from a financial point of view, and (iii) and for which financing, to the extent required, is then committed or, in the good faith judgment of the TZ Canada Board, is reasonably likely to be available.

“TZ Canada SVS” means the subordinate voting shares in the capital of TZ Canada.

“TZ Canada Transaction Resolution” means the special resolution of TZ Canada Shareholders approving the transactions contemplated by the Plan of Arrangement.

“US Law” means any United States federal, state, municipal or local statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order.

“Voting Debt” shall mean bonds, debentures, notes or other indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of equity interests in Trizec, any Trizec Subsidiary, TZ Canada or any TZ Canada Subsidiary (as applicable), may vote.
      (a) the following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

2006 Budget	§ 7.01(b)
AcquisitionCo	Preamble
Additional Filings	§ 5.12
Agreement	Preamble
Amended Operating Agreement	§ 2.02(c)
Arden Section 1031 Properties	§ 4.15(e)
Arrangement	Recitals
Blue Sky Laws	§ 4.05(b)
Buyer Parties	Preamble
Capital Expenditures	§ 7.01(i)
CBCA	Recitals
CERCLA	§ 4.16(c)
Claim	§ 8.07(a)
Closing	§ 2.04
Closing Date	§ 2.04
Code	§ 4.10(b)
Commitment	§ 7.01(b)
Confidentiality Agreement	§ 8.03(b)
Continuing Employees	§ 8.05(b)
Contract	§ 4.17(a)
Court	Recitals
Debt Commitment Letter	§ 6.07(b)
Delaware Courts	§ 11.10
DGCL	Recitals

Defined Term	Location of Definition

DLLCA	Recitals
DRIP	§ 3.07
DSOS	§ 2.03(b)
Election	§ 3.03(d)
Environmental Permits	§ 4.16(a)
ERISA	§ 4.10(a)
ERISA Affiliate	§ 4.10(g)
ESPP	§ 3.06
ESPP Date	§ 3.06
Exchange Act	§ 4.05(b)
Existing Units	§ 3.03
Expenses	§ 8.07(a)
Financing	§ 6.07(b)
Financing Commitments	§ 6.07(b)
Full Termination Fee	§ 10.03(c)
Form of Election	§ 3.03(d)(i)
Governmental Order	§ 10.01(c)
Guaranty	§ 6.07(c)
HSR Act	§ 4.05(b)
Incentive Plans	§ 3.01(f)
Indemnified Parties	§ 8.07(a)
Indemnitors	§ 8.07(a)
IRS	§ 4.10(a)
Lenders	§ 6.07(b)
Loan Activities	§ 8.13
Material Trizec Leases	§ 4.13(e)
Material Trizec Subsidiary	§ 4.01(b)
Merger Operating Company	Preamble
Merger Shares	§ 3.01(c)
MergerCo	Preamble
Multiemployer Plan	§ 410(d)
Non-Qualified Account Plans	§ 8.06(d)
NYSE	§ 4.05(b)
OPP	§ 3.01(g)
Operating Company	Preamble
Operating Company Certificate of Merger	§ 2.03(c)
Operating Company Class F Units	§ 4.01(c)
Operating Company Merger	Recitals
Operating Company Merger Consideration	§ 3.03
Operating Company Common Units	§ 4.01(c)
Operating Company Merger	Preamble
Operating Company Merger Effective Time	§ 2.03(c)
Operating Company SV Units	§ 4.01(c)
Organizational Documents	§ 4.02

Defined Term	Location of Definition

Other Filings	§ 4.12
Outside Date	§ 10.01(b)
Parent	Preamble
Parent Expenses	§ 10.03(c)
Participation Agreement	§ 4.13(i)
Participation Interest	§ 4.13(i)
Participation Party	§ 4.13(i)
Permits	§ 4.06(a)
Permitted Activities	§ 2.07
Plan of Arrangement	Recitals
Plan of Arrangement Effective Time	§ 2.03(a)
Plans	§ 4.10(a)
PMCI	Recitals
Pre-Acquisition Reorganization	§ 2.07
Proxy Statement	§ 4.05(b)
Post Signing Returns	§ 8.10(b)
Qualifying Income	§ 10.04(a)
Redemption Amount	§ 3.01(c)
REIT	§ 2.07
REIT Certificate	§ 9.02(e)
Representatives	§ 8.04(a)
Sarbanes-Oxley Act	§ 4.07(d)
SEC	§ 4.05(b)
Section 16	§ 8.06(c)
Section 262	§ 3.05(d)
Securities Act	§ 4.05(b)
Seller Party Expenses	§ 10.03(d)
Special Committee	Recitals
Special Committee Recommendation	§ 4.04(c)
Surviving Corporation	§ 2.01(a)
Surviving Corporation Bylaws	§ 2.02(b)
Surviving Corporation Charter	§ 2.02(a)
Surviving Corporation Redemption Fund	§ 3.05(b)
Surviving Operating Company	§ 2.01(c)
Surviving Operating Company Redemption Fund	§ 3.05(b)
Termination Date	§ 10.01
Third Party	§ 4.13(g)
Transfer Taxes	§ 8.12
Trizec	Preamble
Trizec Board	Recitals
Trizec Bylaws	§ 2.02(b)
Trizec Certificate of Merger	§ 2.03(b)
Trizec Change in Recommendation	§ 8.01(b)

Defined Term	Location of Definition

Trizec Class F Stock	§ 3.01(e)
Trizec Common Share Certificates	§ 3.05(a)
Trizec Common Share Merger Consideration	§ 3.01(c)
Trizec Consideration	§ 3.03
Trizec Dissenting Shares	§ 3.08(a)
Trizec Employees	§ 8.06(b)
Trizec Expenses	§ 10.03(d)
Trizec Financial Advisors	§ 4.20
Trizec Ground Lease	§ 4.13(f)
Trizec Ground Leases	§ 4.13(f)
Trizec Intellectual Property	§ 4.14
Trizec JV Entities	§ 4.01(d)
Trizec Leases	§ 4.13(e)
Trizec Material Contract	§ 4.17
Trizec Merger	Recitals
Trizec Merger Effective Time	§ 2.03(b)
Trizec Option Consideration	§ 3.01(f)
Trizec Parties	Preamble
Trizec Paying Agent	§ 3.05(b)
Trizec Preferred Shares	§ 4.03(a)
Trizec Properties	§ 4.13(a)
Trizec Property	§ 4.13(a)
Trizec Property Restrictions	§ 4.13(a)
Trizec Recommendation	§ 8.01(b)
Trizec Restricted Shares	§ 3.01(g)
Trizec Restricted Share Rights	§ 3.01(h)
Trizec SEC Reports	§ 4.07(a)
Trizec Special Voting Stock	§ 3.01(d)
Trizec Stock Awards	§ 4.03(c)
Trizec Stock Options	§ 3.01(f)
Trizec Stockholder Approval	§ 4.04(a)
Trizec Stockholders	§ Recitals
Trizec Stockholders’ Meeting	§ 8.01(b)
Trizec Subsidiaries/Subsidiary	§ 4.01(b)
Trizec Termination Fee	§ 10.03(c)
Trizec Title Insurance Policy	§ 4.13(c)
Trizec Warrant Consideration	§ 3.01(i)
Trizec Warrants	§ 3.01(i)
TZ Canada	Preamble
TZ Canada Board	Recitals
TZ Canada Change in Recommendation	§ 8.02(b)
TZ Canada Employees	§ 8.06(f)
TZ Canada Expenses	§ 10.03(d)

Defined Term	Location of Definition

TZ Canada Financial Advisor	§ 5.21
TZ Canada Indemnified Parties	§ 8.08(a)
TZ Canada Intellectual Property	§ 5.14
TZ Canada JV Entities	§ 5.01(c)
TZ Canada Material Contract	§ 5.18
TZ Canada Options	§ 5.03(c)
TZ Canada Plans	§ 5.10(a)
TZ Canada Reports	§ 5.07(a)
TZ Canada Recommendation	§ 8.02(b)
TZ Canada Shareholder Approval	§ 5.04(a)
TZ Canada Shareholder Meeting	§ 8.02(b)
TZ Canada Subsidiaries	§ 5.01(b)
TZ Canada Termination Fee	§ 10.03(c)
TZ Hungary	Recitals
WARN	§ 4.11(b)
      Section 1.02.  Interpretation and Rules of Construction.
      In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under said statutes) and to any section of any statute, rule or regulation include any successor to said section;

(f) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(g) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(h) references to a person are also to its successors and permitted assigns;

(i) the use of “or” is not intended to be exclusive unless expressly indicated otherwise;

(j) references to monetary amounts are to the lawful currency of the United States;

(k) words importing the singular include the plural and vice versa and words importing gender include all genders;

(l) time is of the essence in the performance of the parties’ respective obligations; and

(m) time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

ARTICLE II
THE MERGERS AND THE ARRANGEMENT
      Section 2.01.  Mergers and Arrangement.
      (a) Subject to the terms and conditions of this Agreement, and in accordance with Section 251 of the DGCL, at the Trizec Merger Effective Time, MergerCo and Trizec shall consummate the Trizec Merger pursuant to which (i) MergerCo shall be merged with and into Trizec and the separate existence of MergerCo shall thereupon cease and (ii) Trizec shall be the surviving corporation in the Trizec Merger (the “Surviving Corporation”). The Trizec Merger shall have the effects specified in the DGCL, including Section 261 thereof.
      (b) Subject to the terms and conditions of this Agreement, pursuant to the Plan of Arrangement and in accordance with the CBCA, at the Plan of Arrangement Effective Time, TZ Canada will effect the Arrangement pursuant to which, among other things, all of the outstanding shares of TZ Canada will be acquired in the manner set forth in the Plan of Arrangement.
      (c) Subject to the terms and conditions of this Agreement and in accordance with applicable provisions of the DLLCA, at the Operating Company Merger Effective Time, the Merger Operating Company and the Operating Company shall consummate the Operating Company Merger pursuant to which (i) the Merger Operating Company shall be merged with and into the Operating Company and the separate existence of the Merger Operating Company shall thereupon cease and (ii) Operating Company shall be the surviving limited liability company in the Operating Company Merger (the “Surviving Operating Company”). The Operating Company Merger shall have the effects specified in the DLLCA.
      Section 2.02.  Charter and Bylaws; Limited Liability Company Agreement.
      (a) At the Trizec Merger Effective Time, the Trizec Charter shall be amended to read in its entirety in the form attached hereto as Exhibit F, and, as so amended, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter further amended as provided therein or by Law (the “Surviving Corporation Charter”).
      (b) The Amended and Restated Bylaws of Trizec dated as of May 8, 2002, as in effect immediately prior to the Trizec Merger Effective Time (the “Trizec Bylaws”), shall be the bylaws of the Surviving Corporation until thereafter amended as provided by law, by the Trizec Charter or by such bylaws (the “Surviving Corporation Bylaws”).
      (c) At the Operating Company Merger Effective Time, the Limited Liability Company Agreement of the Operating Company shall be amended to the extent required to implement the terms provided in Exhibit E with respect to the Redeemable Preferred Units (as so amended, the “Amended Operating Agreement”). From and after the Operating Company Merger Effective Time, the certificate of limited liability company of the Operating Company, as in effect immediately prior to the Operating Company Merger Effective Time, shall be the certificate of limited liability company of the Surviving Operating Company until thereafter amended as provided by law. From and after the Operating Company Merger Effective Time, the Amended Operating Agreement shall be the limited liability company agreement of the Surviving Operating Company until thereafter amended as provided by law or by such limited liability company agreement.
      Section 2.03.     Effective Times of the Mergers and Arrangement.
      (a) At the Closing, TZ Canada shall send to the Director appointed under the CBCA, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement. The Arrangement shall become effective upon the issuance of a certificate of arrangement and as at the “Effective Time” as such term is defined in the Plan of Arrangement (the “Plan of Arrangement Effective Time”).
      (b) At the Closing, promptly after the Plan of Arrangement Effective Time, Trizec shall duly execute and file a certificate of merger with respect to the Trizec Merger, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL (the “Trizec Certificate of Merger”), with the Secretary of State of the State of

Delaware (the “DSOS”) in accordance with the DGCL. The Trizec Merger shall become effective upon such time as the Trizec Certificate of Merger has been filed with the DSOS, or such later time which the parties hereto shall have agreed upon and designated in such filing in accordance with the DGCL as the effective time of the Trizec Merger (the ‘Trizec Merger Effective Time”).
      (c) At the Closing, immediately after the Trizec Merger Effective Time, the Operating Company shall duly execute and file a certificate of merger with respect to the Operating Company Merger, in such form as is required by, and executed in accordance with, the relevant provisions of the DLLCA (the “Operating Company Certificate of Merger”), with the DSOS in accordance with the DLLCA. The Operating Company Merger shall become effective upon such time as the Operating Company Certificate of Merger has been filed with the DSOS, or such later time which the parties hereto shall have agreed upon and designated in such filing in accordance with the DLLCA, as the effective time of the Operating Company Merger (the “Operating Company Merger Effective Time”).
      Section 2.04.  Closing. Unless this Agreement shall have been terminated in accordance with Section 10.01, the closings of the Mergers and the Arrangement (the “Closing”) shall occur as promptly as practicable (but in no event earlier than the tenth (10th) and no event later than the twentieth (20th) Business Day) after all of the conditions set forth in Article IX (other than conditions which by their terms are required to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived by the party entitled to the benefit of the same, or at such other time and on a date as agreed to by the parties; provided that, in the event the Final Order is appealed, such date shall be no earlier than the first (1st) Business Day following the date such appeal is denied or withdrawn (the “Closing Date”). The Closing shall take place at the offices of Hogan & Hartson L.L.P., 555 13th Street, N.W., Washington, D.C., or at such other place as agreed to by the parties hereto.
      Section 2.05.  Directors and Officers of the Surviving Corporation. The directors of MergerCo as of immediately prior to the Trizec Merger Effective Time shall be the initial directors of the Surviving Corporation and the officers of Trizec as of immediately prior to the Trizec Merger Effective Time shall be the initial officers of the Surviving Corporation, in each case, until their respective successors are duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.
      Section 2.06.  Operating Company Matters. The managing member of the Operating Company immediately prior to the Operating Company Merger Effective Time shall be the managing member of the Surviving Operating Company following the Operating Company Merger Effective Time.
      Section 2.07.  Other Transactions. Parent may request by reasonable notice given to TZ Canada or Trizec, as applicable, that each of TZ Canada and Trizec, as the case may be, shall use commercially reasonable efforts to, immediately prior to the Closing, (u) convert or cause the conversion of one or more Subsidiaries that are organized as corporations into limited liability companies and one or more Subsidiaries that are organized as limited partnerships into limited liability companies, on the basis of organizational documents as reasonably requested by Parent, (v) sell or cause to be sold all of the stock, partnership interests or limited liability interests owned, directly or indirectly, by Trizec in one or more Subsidiaries at a price designated by Parent, and (w) sell or cause to be sold any of the assets of Trizec or one or more Subsidiaries at a price designated by Parent (clauses (u) through (w) being “Permitted Activities”), (x) effect, immediately prior to the Plan of Arrangement Effective Time in the case of TZ Canada, and immediately prior to the Trizec Merger Effective Time in the case of Trizec, a reorganization of such company’s business, assets, operations and subsidiaries (the “Pre-Acquisition Reorganization”), (y) cooperate with AcquisitionCo and its advisers to determine the nature of the Pre-Acquisition Reorganization and the manner in which it most effectively could be implemented, and (z) work cooperatively with AcquisitionCo and use reasonable commercial efforts to prepare all documentation and do all such other acts and things prior to the Plan of Arrangement Effective Time (in the case of TZ Canada) or the Trizec Merger Effective Time (in the case of Trizec) as are necessary or desirable to give effect to the Pre-Acquisition Reorganization. TZ Canada and Trizec shall consider any such request in good faith having regard to the following: (i) any Permitted Activities, Pre-Acquisition Reorganization or Loan Activities (as defined herein) shall not delay or prevent the completion of the Arrangement or the Mergers; (ii) Permitted Activities, any Pre-Acquisition Reorganization or Loan Activities shall be implemented as close as possible to the last moment of the day preceding the Plan of Arrangement Effective Time or the Trizec Merger Effective Time, as applicable (but after Parent shall have waived or confirmed that all conditions to the consummation of the Mergers and the Arrangement have been satisfied), (iii) neither TZ Canada nor Trizec shall be required to take any action in contravention of any Laws, Canadian Laws, organizational document, TZ Canada Material Contract or

Trizec Material Contract, (iv) any such Permitted Activities, Pre-Acquisition Reorganization or Loan Activities shall be contingent upon Parent confirming that the Buyer Parties are prepared to proceed immediately with the Closing and any other evidence reasonably requested by TZ Canada or Trizec that the Closing will occur (it being understood that in any event the Permitted Activities, Pre-Acquisition Reorganization or Loan Activities will be deemed to have occurred immediately prior to the Closing), (v) the Permitted Activities, Pre-Acquisition Reorganization or Loan Activities (or the inability to complete the Permitted Activities, Pre-Acquisition Reorganization or Loan Activities) shall not affect or modify in any respect the obligations of the Buyer Parties under this Agreement, including payment of the Trizec Common Share Merger Consideration and the Arrangement Consideration (as defined in the Plan of Arrangement), (vi) none of TZ Canada, Trizec or any Trizec Subsidiary or TZ Canada Subsidiary shall be required to take any action that could adversely affect the classification of Trizec as a “real estate investment trust” (a “REIT”) within the meaning of Section 856 of the Code, (viii) none of TZ Canada or any TZ Canada Subsidiary shall be required to take any action that could adversely affect the qualification of TZ Canada as a “mutual fund corporation” and (ix) none of TZ Canada, Trizec or any TZ Canada Subsidiary or Trizec Subsidiary shall be required to take any action that could result in any Taxes being imposed on, or any adverse Tax or other consequences to, any shareholder or other equity interest holder of Trizec or TZ Canada incrementally greater than the Taxes or other consequences to such party in connection with the consummation of this Agreement in the absence of such action taken pursuant to this Section 2.07. Parent shall upon request by TZ Canada or Trizec advance to TZ Canada or Trizec, as applicable, all reasonable out-of-pocket costs to be incurred by TZ Canada or Trizec or, promptly upon request by TZ Canada or Trizec, reimburse TZ Canada or Trizec for all reasonable out-of-pocket costs incurred by TZ Canada or Trizec in connection with any actions taken by TZ Canada (or any TZ Canada Subsidiary) or Trizec (or any Trizec Subsidiary) in accordance with this Section 2.07, (including reasonable fees and expenses of its Representatives). The Buyer Parties shall, on a joint and several basis, indemnify and hold harmless TZ Canada, Trizec, the TZ Canada Subsidiaries and the Trizec Subsidiaries and each of their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with or as a result of taking such actions. Without limiting the foregoing, none of the representations, warranties or covenants of TZ Canada or of the Trizec Parties shall be deemed to apply to, or deemed breached or violated by, any of the transactions requested by Parent pursuant to this Section 2.07.
ARTICLE III
EFFECTS OF THE MERGER AND THE ARRANGEMENT
      Section 3.01.  Effects of the Trizec Merger on Trizec Securities. At the Trizec Merger Effective Time, by virtue of the Trizec Merger and without any action on the part of Trizec or the holders of any capital stock of Trizec (other than the requisite approval of the Trizec Merger by the stockholders of Trizec in accordance with DGCL):

(a) Each Trizec Common Share held in treasury and not outstanding and each Trizec Common Share that is owned by MergerCo immediately prior to the Trizec Merger Effective Time shall be cancelled and retired and shall cease to exist, without any conversion thereof and no payment or distribution shall be made with respect thereto.

(b) Each Trizec Common Share held by TZ Canada or any TZ Canada Subsidiaries, Parent, and AcquisitionCo immediately prior to the Trizec Merger Effective Time shall continue to remain an issued and outstanding share of common stock of the Surviving Corporation, without any conversion thereof and no payment or distribution shall be made with respect thereto.

(c) Each Trizec Common Share issued and outstanding immediately prior to the Trizec Merger Effective Time (other than Trizec Dissenting Shares and Trizec Common Shares to be cancelled in accordance with Section 3.01(a) and Trizec Common Shares remain issued and outstanding in accordance with Section 3.01(b)), shall be converted and exchanged automatically into one fully paid and non-assessable Redeemable Preferred Share of the Surviving Corporation (the “Trizec Common Share Merger Consideration”, and the Trizec Common Shares that are to be so converted into the Trizec Common Share Merger Consideration are referred to herein as the “Merger Shares”). Immediately after the completion of the Trizec Merger, in accordance with the terms of the Surviving Corporation Charter, the Surviving Corporation shall cause each Redeemable Preferred Share to be redeemed for the right to receive cash in the amount of (i) $29.01 per share, plus (ii) an amount equal to $0.20 multiplied by the quotient obtained by dividing (x) the number of days between the last day of the quarter for which a full quarterly dividend on the Trizec Common Shares has been declared and the Closing Date (including the Closing Date), by (y) the total number of days in the quarter in which the Closing Date occurs, without interest (the “Redemption Amount”), without interest subject to any applicable Taxes required to be withheld in accordance with Section 3.09 with respect to such payment and payable upon surrender, in the manner provided in Section 3.05, of the certificate evidencing the Trizec Common Shares that are to be so converted into the Trizec Common Share Merger Consideration (the “Trizec Common Share Certificates”).

(d) Each share of special voting stock, par value $0.01 per share, of Trizec (“Trizec Special Voting Stock”) issued and outstanding immediately prior to the Trizec Merger Effective Time shall continue to remain issued and outstanding as a share of special voting stock, par value $0.01 per share, of the Surviving Corporation.

(e) Each share of Class F convertible stock, par value $0.01 per share, of Trizec (“Trizec Class F Stock”) issued and outstanding immediately prior to the Trizec Merger Effective Time shall continue to remain issued and outstanding as a share of Class F convertible stock, par value $0.01 per share, of the Surviving Corporation.

(f) Immediately prior to the Trizec Merger Effective Time, each outstanding qualified or nonqualified option to purchase Trizec Common Shares (“Trizec Stock Options”) under the 2002 Trizec Properties, Inc. Long-Term Incentive Plan, as amended and restated, and any employee or director share option or compensation plan or arrangement of Trizec (collectively, “Incentive Plans”), shall become fully vested and exercisable or payable, as the case may be (whether or not then vested or subject to any performance condition that has not been satisfied, and regardless of the exercise price thereof). At the Trizec Merger Effective Time, each Trizec Share Option not theretofore exercised shall be cancelled in exchange for the right to receive a single lump sum cash payment, equal to the product of (i) the number of Trizec Common Shares subject to such Trizec Share Option immediately prior to the Trizec Merger Effective Time, whether or not vested or exercisable, and (ii) the excess, if any, of the Redemption Amount over the exercise price per share of such Trizec Share Option, without interest (the “Trizec Option Consideration”), subject to any applicable Taxes required to be withheld in accordance with Section 3.09 with respect to such payment. If the exercise price per share of any such Trizec Share Option is equal to or greater than the Redemption Amount, such Trizec Share Option shall be cancelled without any cash payment being made in respect thereof.

(g) All restricted share awards (“Trizec Restricted Shares”) granted pursuant to the Incentive Plans or otherwise that remain unvested, including any awards of Trizec Restricted Shares that may be awarded pursuant to, or in connection with, the Trizec 2004 Long-Term Outperformance Company Program (the “OPP”), automatically shall become fully vested and free of any forfeiture or holding restrictions immediately prior to the Trizec Merger Effective Time, and each Trizec Restricted Share shall be considered an outstanding Trizec Common Share for all purposes of this Agreement, including the right to receive the Common Share Merger Consideration.

(h) All restricted share unit, deferred restricted share unit, restricted share rights and deferred restricted share rights awards (collectively, “Trizec Restricted Share Rights”) granted pursuant to the Incentive Plans or otherwise automatically shall become fully vested and free of any forfeiture restrictions immediately prior to the Trizec Merger Effective Time, and each Trizec Restricted Share Right shall be considered an outstanding Trizec Common Share for all purposes of this Agreement, including the right to receive the Common Share Merger Consideration. Payment of the Common Share Merger Consideration in respect of any deferred Trizec Restricted Share Rights shall be performed in accordance with Section 8.06(d).

(i) Immediately prior to the Trizec Merger Effective Time, the terms of each outstanding warrant to purchase Trizec Common Shares (“Trizec Warrants”) (other than such Trizec Warrants that are held by TZ Canada or any TZ Canada Subsidiaries immediately prior to the Trizec Merger Effective Time), shall be adjusted in accordance with Section Eight of the warrant agreement with respect to each Trizec Warrant, to provide that from and after the Trizec Merger Effective Time, each such Trizec Warrant shall entitle the holder thereof upon exercise of such Trizec Warrant and payment of the exercise price thereof to receive solely, in full satisfaction thereof, a single lump sum cash payment, equal to the product of (i) the number of Trizec Common Shares subject to such Trizec Warrant immediately prior to the Trizec Merger Effective Time, whether or not vested or exercisable, and (ii) the Redemption Amount, without interest (the “Trizec Warrant Consideration”), and subject to any applicable Taxes required to be withheld in accordance with Section 3.09 with respect to such payment. If the exercise price per share of any such Trizec Warrant is equal to or greater than the Redemption Amount, such Trizec Warrant shall be cancelled without any cash payment being made in respect thereof. Trizec Warrants that are held by TZ Canada or any TZ Canada Subsidiaries immediately prior to the Trizec Merger Effective Time shall continue to remain issued and outstanding of the Surviving Corporation.

      Section 3.02.     Effects of the Trizec Merger on MergerCo Securities. At the Trizec Merger Effective Time, by virtue of the Trizec Merger and without any action on the MergerCo or Parent, as the holder of all outstanding capital stock of MergerCo (other than the requisite approval by Parent as a stockholder of MergerCo in accordance with DGCL, which approval has been obtained), all outstanding shares of common stock, par value $0.01 per share, of MergerCo issued and outstanding immediately prior to the Trizec Merger Effective Time shall collectively be converted into such aggregate number of shares of common stock, par value $0.01, of the Surviving Corporation in an amount equal to the aggregate number of Trizec Common Shares (other than the Trizec Common Shares held by TZ Canada and any TZ Canada Subsidiaries) outstanding immediately prior to the Trizec Merger Effective Time, including Trizec Common Shares deemed to be outstanding pursuant to Section 3.01(g) and 3.01(h).
      Section 3.03.     Effects on Operating Company Securities.
      (a) At the Operating Company Merger Effective Time, by virtue of the Operating Company Merger and without any action on the part of the holder of any limited liability company interest of Operating Company or Merger Operating Company, each Class A and Class B common unit of limited liability company interest in the Operating Company issued and outstanding immediately prior to the Operating Company Merger Effective Time (the “Existing Units”) (other than any Existing Units held by Trizec or any of Trizec Subsidiaries, which Existing Units shall remain outstanding and unchanged as units of limited liability company interest in the Surviving Operating Corporation), shall be converted and exchanged automatically into one fully-paid Redeemable Preferred Unit of the Surviving Operating Company (the “Operating Company Merger Consideration”, and together with the Redemption Amount, Trizec Option Consideration and the Trizec Warrant Consideration, the “Trizec Consideration”).
      (b) At the Operating Company Merger Effective Time, the limited liability company interests of Operating Company held by Trizec shall remain outstanding and unchanged as limited liability company interests in the Surviving Operating Company, entitling the holder thereof to such rights, duties and obligations as are more fully set forth in the Amended Operating Agreement.
      (c) At the Operating Company Merger Effective Time, without any action of any Person, the limited liability company interests in the Merger Operating Company shall be converted and exchanged automatically into limited liability company interests in the Surviving Operating Company commensurate with their value.
      (d) Each holder of Class B Common Units of the Operating Company shall be afforded the opportunity to make an unconditional election, prior to the Closing Date, to exercise the Preferred Redemption Right (as defined in Section F(i) of Exhibit E) or the Preferred Conversion Right (as defined in Section H(i) of Exhibit E) relating to the Redeemable Preferred Units that such holder will receive in the Operating Company Merger, effective immediately following the Operating Company Merger Effective Time, (an “Election”) as follows:

(i) Parent shall prepare and deliver to the Operating Company, as promptly as practicable following the date of this Agreement, and the Operating Company shall mail to the holders of Class B Common Units, a form of election, which form shall be subject to the reasonable approval of Trizec, in its capacity as the managing member of the Operating Company (the “Form of Election”). The Form of Election shall set forth the procedures, reasonably acceptable to Trizec, for holders of Class B Common Units to make an election to exercise the Preferred Redemption Right and the Preferred Conversion Right, including the deadline for making Elections and the procedures (if any) for revoking an Election.

(ii) The Trizec Parties agree to reasonably cooperate with Parent in preparing any disclosure statement or other disclosure information to accompany the Form of Election, including information applicable to an offering of securities exempt from registration under the Securities Act.
      Section 3.04.     Effects of the Arrangement. The Articles of Arrangement shall provide, with such other matters as are necessary to effect the transactions contemplated hereby, for the implementation of the Plan of Arrangement.
      Section 3.05.     Surrender of Trizec Shares; Stock Transfer Books.
      (a) From and after the Trizec Merger Effective Time, for all purposes of determining the record holders of the Redeemable Preferred Shares, the holders of Merger Shares as of immediately prior to the Trizec Merger Effective

Time shall be deemed to be holders of the Redeemable Preferred Shares. No share certificates shall be issued in respect of the Redeemable Preferred Shares, and such shares shall be evidenced by the certificates representing the Merger Shares (the “Trizec Common Share Certificates”). Promptly after the completion of the Trizec Merger, the holders of Merger Shares as of immediately prior to the Trizec Merger Effective Time shall be entitled to receive a payment representing the aggregate Redemption Amount payable in respect of the Redeemable Preferred Shares into which their Trizec Common Shares were converted, upon surrender of the Trizec Common Share Certificates (which at and after the Trizec Merger Effective Time will represent Redeemable Preferred Shares) in accordance with this Section 3.05.
      (b) Prior to the Trizec Merger Effective Time, Trizec shall appoint a bank or trust company reasonably satisfactory to Parent (the “Trizec Paying Agent”) and enter into a paying agent agreement with such Trizec Paying Agent for the payment of the Redemption Amount. Immediately following completion of the Trizec Merger, the redemption of the Redeemable Preferred Shares and the cancellation of the Trizec Stock Options and applicable Trizec Warrants, Parent shall cause to be deposited with the Trizec Paying Agent, (i) by the Surviving Corporation for the benefit of the holders of Redeemable Preferred Shares, Trizec Stock Options, Trizec Restricted Shares, Trizec Restricted Share Rights and applicable Trizec Warrants, cash in an amount sufficient to pay the aggregate Trizec Consideration required to be paid (such cash being hereinafter referred to as the “Surviving Corporation Redemption Fund”) and (ii) by the Surviving Operating Company for the benefit of Existing Units, certificates or other evidence of the Redeemable Preferred Units (the “Surviving Operating Company Redemption Fund”), and to cause the Trizec Paying Agent to make, and the Trizec Paying Agent shall make, payments of the Trizec Consideration out of the Surviving Corporation Redemption Fund or the Surviving Operating Company Redemption Fund, as applicable, to the holders of Redeemable Preferred Shares, Trizec Stock Options, Trizec Restricted Shares, Trizec Restricted Share Rights, applicable Trizec Warrants and Existing Units in accordance with this Agreement. If applicable, each of the Surviving Corporation Redemption Fund and the Surviving Operating Company Redemption Fund shall be invested by the Trizec Paying Agent as directed by and for the benefit of the Surviving Corporation and the Surviving Operating Company, respectively; provided, however, that no gain or loss thereon shall affect the amounts payable to the holders of Redeemable Preferred Shares, Trizec Stock Options, Existing Units and applicable Trizec Warrants following completion of the Trizec Merger pursuant to this Article III. Any and all interest and other income earned on the Surviving Corporation Redemption Fund and the Surviving Operating Company Redemption Fund shall promptly be paid to the Surviving Corporation.
      (c) As promptly as practicable after the Trizec Merger Effective Time, Parent and the Surviving Corporation shall cause the Trizec Paying Agent to mail to each person who was, as of immediately prior to the Trizec Merger Effective Time, a holder of record of the Merger Shares, Trizec Warrants and Existing Units: (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to, if applicable, the Trizec Common Share Certificates, Existing Unit certificates or Trizec Warrant certificates shall pass, only upon proper delivery of, if applicable, the Trizec Common Share Certificates, Existing Unit certificates or Trizec Warrant certificates to the Trizec Paying Agent) and (ii) instructions for effecting the surrender of, if applicable, the Trizec Common Share certificates, Existing Unit certificates or Trizec Warrant certificates in exchange for the Trizec Consideration. Upon surrender to the Trizec Paying Agent of Trizec Common Share Certificates or, Existing Unit certificates or Trizec Warrant certificates for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Trizec Common Share Certificate, Existing Unit certificates or Trizec Warrant certificate shall be entitled to receive in exchange therefor, in cash, or units, as applicable, the Redemption Amount in respect of the Redeemable Preferred Shares issued in the Trizec Merger and redeemed immediately following the Trizec Merger, the right to receive the Trizec Warrant Consideration or the right to receive the Operating Company Merger Consideration, as applicable, and the Trizec Common Share Certificate or Trizec Warrant certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Merger Shares or Trizec Warrants that is not registered in the transfer records of Trizec, payment of the Redemption Amount in respect of the Redeemable Preferred Shares redeemed immediately following the Trizec Merger or cash amount in respect of the Trizec Warrants issued in the Trizec Merger may be made to a person other than the person in whose name the Trizec Common Share Certificate or Trizec Warrant certificate so surrendered is registered if such Trizec Common Share Certificate or Trizec Warrant certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment of the Redemption Amount in respect of the Redeemable Preferred Shares issued in the Trizec Merger and redeemed immediately following the Trizec Merger or the payment of the Trizec Warrant Consideration to a person other than the registered holder of such Trizec Common Share Certificate or Trizec Warrant certificate or establish to the reasonable satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.05, each Trizec Common Share Certificate, Existing Unit certificate and Trizec Warrant certificate shall be deemed at all times after the Trizec Merger Effective Time to represent only the right to receive upon such surrender the applicable Trizec Consideration and, at all times after the redemption of the Redeemed Preferred Shares, the Redemption Amount to which the holder of such Trizec Common Share Certificate is entitled following redemption of the Redeemable Preferred Shares, or the Trizec Warrant Consideration or Operating Company Merger Consideration, as applicable. No interest shall be paid or will accrue on any cash payable to holders of Trizec Common Share Certificates, Existing Unit certificates or the Trizec Warrant Consideration pursuant to the provisions of this Article III.
      (d) Any portion of the Surviving Corporation Redemption Fund deposited with the Trizec Paying Agent pursuant to Section 3.05(a) to pay for Merger Shares that become Trizec Dissenting Shares shall be delivered to the Surviving Corporation upon demand; provided, however, that the Surviving Corporation shall remain liable for payment of the Redemption Amount for the Trizec Common Share Merger Consideration in respect of Trizec Common Shares held by any stockholder who shall have failed to perfect or who otherwise shall have withdrawn or lost such stockholder’s rights to appraisal of such shares under Section 262 of the DGCL (“Section 262”).
      (e) Any portion of the Surviving Corporation Redemption Fund that remains undistributed to the holders of Redeemable Preferred Shares for one year after the Trizec Merger Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Redeemable Preferred Shares who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for, and the Surviving Corporation shall remain liable for, payment of their claim for the Redemption Amount. Any portion of the Surviving Corporation Redemption Fund remaining unclaimed by holders of Redeemable Preferred Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any person previously entitled thereto. None of Parent, the Trizec Paying Agent or the Surviving Corporation shall be liable to any holder of Redeemable Preferred Shares for any such shares (or dividends or distributions with respect thereto), or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.
      (f) If any Trizec Common Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Trizec Common Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Trizec Common Share Certificate, the Trizec Paying Agent shall pay in respect of Redeemable Preferred Shares into which the Trizec Common Shares were converted in the Trizec Merger to which such lost, stolen or destroyed Trizec Common Share Certificate relate the Redemption Amount to which the holder thereof is entitled.
      (g) At the Trizec Merger Effective Time, the stock transfer books of Trizec shall be closed and there shall be no further registration of transfers of Merger Shares or Redeemable Preferred Shares thereafter on the records of Trizec. From and after the Trizec Merger Effective Time, the holders of Trizec Common Share Certificates representing Merger Shares outstanding immediately prior to the Trizec Merger Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement, the certificate of incorporation of the Surviving Corporation, or by Law. From and after the redemption of the Redeemable Preferred Shares immediately following the completion of the Trizec Merger, any Trizec Common Share Certificates presented to the Trizec Paying Agent or the Surviving Corporation for any reason shall be cancelled against delivery of the Redemption Amount to which the holders thereof are entitled.
      (h) At the Operating Company Merger Effective Time, the Unit transfer books of the Operating Company shall be closed and there shall be no further registration or transfer of the Operating Company or the Surviving Operating Company of Existing Units. From and after the Operating Company Effective Time, the holders of Existing Units outstanding immediately prior to the Operating Company Effective Time shall cease to have rights with respect to such Existing Units, except as otherwise provided for herein.
      Section 3.06.     Employee Stock Purchase Plan of Trizec. Trizec shall take all actions necessary to terminate its 2003 Employee Stock Purchase Plan, as amended and restated (the “ESPP”) at the end of the current “Offering

Period” (as such term is defined in the ESPP) which is scheduled to end on June 30, 2006 (the “ESPP Date”). As of the ESPP Date, no new offering or purchasing periods shall be commenced. In addition, Trizec shall take all actions as may be necessary in order to freeze the rights of the participants in the ESPP, effective as of the date of this Agreement, to existing participants and (to the extent permissible under the ESPP) existing participation levels.
      Section 3.07.     Termination of Trizec’s DRIP. Trizec shall take all actions necessary to terminate its Dividend Reinvestment and Share Purchase Plan (the “DRIP”), effective as soon as possible after the date of this Agreement, and ensure that no purchase or other rights under the DRIP enable the holder of such rights to acquire any interest in the Surviving Corporation or any other Trizec Party or Buyer Party as a result of such purchase or the exercise of such rights at or after such date.
      Section 3.08.     Trizec Dissenting Shares.
      (a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, Trizec Common Shares that are outstanding immediately prior to the Trizec Merger Effective Time and that are held by any stockholder who is entitled to demand and properly demands the appraisal for such Shares (the “Trizec Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 262 shall not be converted into, or represent the right to receive, the Trizec Common Share Merger Consideration or the Redemption Amount. Any such stockholder shall instead be entitled to receive payment of the fair value of such stockholder’s Trizec Dissenting Shares in accordance with the provisions of Section 262; provided, however, that all Trizec Dissenting Shares held by any stockholder who shall have failed to perfect or who otherwise shall have withdrawn, in accordance with Section 262, or lost such stockholder’s rights to appraisal of such Shares under Section 262 shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Trizec Merger Effective Time, the right to receive the Trizec Common Share Merger Consideration and the Redemption Amount (upon redemption of such stockholder’s Redeemable Preferred Shares pursuant to Section 3.01(c) hereof, without any interest thereon, upon surrender of the Certificate or Certificates that formerly evidenced such Shares in the manner provided in Section 3.05(b) or, if a portion of the Surviving Corporation Redemption Fund deposited with the Trizec Paying Agent to pay for Shares that become Trizec Dissenting Shares has been delivered to the Surviving Corporation in accordance with Section 3.05(d), upon demand to the Surviving Corporation.
      (b) Trizec shall give Parent (i) prompt notice of any demands received by Trizec for appraisal of any Trizec Common Shares, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by Trizec and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Trizec shall not, except with the prior written consent of Parent, make any payment or agree to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.
      Section 3.09.     Withholding Rights. Trizec, the Surviving Corporation, the Surviving Operating Company or the Trizec Paying Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Trizec Common Shares, Trizec Stock Options, Trizec Restricted Share Rights, Trizec Warrants, Trizec Dissenting Shares and Existing Units who will receive the Operating Company Merger Consideration such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Trizec, the Surviving Corporation, or the Trizec Paying Agent, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Merger Shares, Redeemable Preferred Trizec Common Shares, Trizec Stock Options, Trizec Restricted Share Rights, Trizec Warrants, or Trizec Dissenting Shares in respect of which such deduction and withholding was made by the Trizec, the Surviving Corporation or the Trizec Paying Agent, as applicable.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE TRIZEC PARTIES
      Except as set forth in the Trizec Disclosure Schedule the Trizec Parties hereby jointly and severally represent and warrant to the Buyer Parties as follows:
      Section 4.01.     Organization and Qualification; Subsidiaries; Authority.
      (a) Trizec is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Trizec is duly qualified or licensed to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Trizec has all requisite corporate power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted.
      (b) Each of Trizec’s subsidiaries (the “Trizec Subsidiaries”, and each of the Trizec Subsidiaries with net quarterly revenue greater than 5% of the consolidated net revenue of Trizec for the quarter ended March 31, 2006 being set forth on Section 4.01(b) of the Trizec Disclosure Schedule, a “Material Trizec Subsidiary”), together with the jurisdiction of organization of each such subsidiary, the percentage of the outstanding equity of each such subsidiary owned by Trizec and each other subsidiary of Trizec, is set forth on Section 4.01(b) of the Trizec Disclosure Schedule. Except as set forth in Sections 4.01(b) and 4.01(c) of the Trizec Disclosure Schedule, Trizec does not own, directly or indirectly, any shares of stock of, or other equity interest in, any corporation, partnership, limited liability company, joint venture or other business association or entity. Each Trizec Subsidiary is a corporation, partnership, limited liability company or trust duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, except where the failure to be so incorporated, organized, validly existing or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of the Material Trizec Subsidiaries has the requisite corporate, limited partnership, limited liability company or similar power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect. Each of the Trizec Subsidiaries is duly qualified or licensed to do business, and is in good standing (to the extent applicable), in each jurisdiction where the character of the properties owned, leased or operated by it or the conduct or nature of its business makes such qualification or licensing necessary, except for jurisdictions in which the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
      (c) Trizec is the sole managing member of the Operating Company. As of June 2, 2006 Trizec directly owned 157,199,870 Class A common units of limited liability company interest of the Operating Company, which represented approximately 98.4% of the outstanding Class A and Class B common units of limited liability company interest of the Operating Company (the “Operating Company Common Units”) as of such date, 100 SV Units of the Operating Company (the “Operating Company SV Units”), representing 100% of the outstanding SV Units as of such date, and 100,000 Class F Convertible Units of the Operating Company (the “Operating Company Class F Units”), representing 100% of the outstanding Class F Units as of such date. Section 4.01(c) of the Trizec Disclosure Schedule sets forth, as of June 2, 2006, a list of all holders of units of limited liability company interest of the Operating Company, including the name of the Person holding each such unit, and the number and type (e.g., general, limited, etc.). Except as set forth in the Operating Company LLC Agreement or Section 4.01(c) of the Trizec Disclosure Schedule, there are no existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments that obligate the Operating Company to issue, repurchase, redeem, transfer or sell any limited liability company interests of the Operating Company. Except as set forth in Section 4.01(c) of the Trizec Disclosure Schedule, the limited liability company interests in the Operating Company that are owned by Trizec are subject only to the restrictions on transfer set forth in the Operating Company LLC Agreement, and those imposed by applicable securities laws.
      (d) A correct and complete list of entities that are not Trizec Subsidiaries and in which Trizec or any Trizec Subsidiary has a direct or indirect interest (the “Trizec JV Entities”), together with the jurisdiction of organization of each Trizec JV Entity, the names of the other members and partners in each Trizec JV Entity and the respective percentage interests of each such member or partner in each Trizec JV Entity is set forth in Section 4.01(d)(i) of the Trizec Disclosure Schedule.
      Section 4.02.     Organizational Documents. Trizec has previously provided or made available complete copies of the Trizec Charter and Trizec Bylaws, the Operating Company LLC Agreement and the certificate of formation of the Operating Company (and in each case, all amendments thereto) and all organizational documents of the Trizec JV Entities that own one or more Trizec Properties as set forth in Section 4.02 of the Trizec Disclosure Schedule as in effect on the date of this Agreement (collectively, the “Organizational Documents”). All Organizational Documents are in full force and effect and no dissolution, revocation or forfeiture proceedings regarding Trizec, any Trizec Subsidiaries, the Operating Company or, to the knowledge of Trizec, the Material Trizec JV Entities have been commenced.
      Section 4.03.     Capitalization.
      (a) The authorized capital stock of Trizec consists of 500,000,000 Trizec Common Shares, 100 shares of Trizec Special Voting Stock, 100,000 shares of Trizec Class F Stock, and 50,000,000 shares of preferred stock, par value $0.01 per share (“Trizec Preferred Shares”). As of June 2, 2006, (i) 157,199,870 Trizec Common Shares, 100 shares of Trizec Special Voting Stock and 100,000 shares of Trizec Class F Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable and (ii) 61,545 Trizec Common Shares were held in the treasury of Trizec. As of the date of this Agreement, no Trizec Preferred Shares are issued and outstanding.
      (b) Each outstanding share of capital stock of, or other equity interest in, a Trizec Subsidiary owned by Trizec or by another Trizec Subsidiary is owned free and clear of all Liens except as set forth on Section 4.03(b) of the Trizec Disclosure Schedule.
      (c) As of June 2, 2006, 6,466,000 Shares were reserved for future issuance pursuant to outstanding Trizec Stock Options, Trizec Restricted Share Rights, Trizec Warrants, and other purchase rights and stock awards granted pursuant to the Incentive Plan, the ESPP and DRIP (collectively, the “Trizec Stock Awards”). As of June 2, 2006, 2,498,671 Trizec Common Shares have been reserved for issuance upon the redemption of the Operating Company Common Units. Except as set forth in Section 4.03(c) of the Trizec Disclosure Schedule, the Trizec Charter and the Operating Company LLC Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Trizec or any Trizec Subsidiary or obligating Trizec or any Trizec Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, Trizec or any Trizec Subsidiary. Trizec has made available to Parent accurate and complete copies of all Incentive Plans pursuant to which Trizec has granted Trizec Stock Awards that are currently outstanding and the form of all stock award agreements evidencing such Trizec Stock Awards. All Trizec Common Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable.
      (d) Except as set forth in Section 4.03(d) of the Trizec Disclosure Schedule, there are no outstanding contractual obligations of, or other equity interest in, Trizec to repurchase, redeem or otherwise acquire any shares of capital stock of Trizec.
      (e) Except as set forth in Section 4.03(e) of the Trizec Disclosure Schedule, Trizec is under no obligation, contingent or otherwise, by reason of any agreement to register the offer and sale or resale of any of its securities under the Securities Act.
      (f) Except as set forth in Trizec Charter, there are no agreements or understandings to which Trizec or any Trizec Subsidiary is a party with respect to the voting of any shares of capital stock of Trizec or which restrict the transfer of any such shares, nor does Trizec have knowledge of any third party agreements or understandings with respect to the voting of any such shares or which restrict the transfer of any such shares.
      (g) There is no Voting Debt of Trizec or any Trizec Subsidiary outstanding.
      (h) Except as set forth on Section 4.03(h) of the Trizec Disclosure Schedule, all dividends or distributions on securities of Trizec or any Trizec Subsidiary that have been declared or authorized prior to the date of this Agreement have been paid in full.

      Section 4.04.     Authority Relative to this Agreement, Validity and Effect of Agreements.
      (a) Trizec has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. Except for the approvals described in the following sentence, the execution, delivery and performance by Trizec of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on behalf of Trizec. No other corporate proceedings on the part of Trizec are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than (i) the approval and adoption of this Agreement by the holders of a majority of outstanding Trizec Common Shares entitled to vote thereon at a meeting of the stockholders of Trizec duly called and held for such purpose (the “Trizec Stockholder Approval”) and (ii) the filing and recordation of the Trizec Certificate of Merger and other appropriate merger documents as required by the DGCL. This Agreement has been duly and validly executed and delivered by Trizec, and the Operating Company and the Merger Operating Company, assuming the due authorization, execution and delivery by each of TZ Canada, Parent, MergerCo, Merger Operating Company and AcquisitionCo, constitutes a legal, valid and binding obligation of Trizec, enforceable against Trizec in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles.
      (b) The Operating Company (through Trizec, as its sole managing member) has all necessary limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by the Operating Company of this Agreement and the consummation by the Operating Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary limited liability company action on behalf of the Operating Company, including by all necessary action of Trizec as the sole managing member of the Operating Company, and no other limited liability company proceedings on the part of any of them are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Operating Company and, assuming the due authorization, execution and delivery by each of TZ Canada, Parent, MergerCo and AcquisitionCo, constitutes a legal, valid and binding obligation of the Operating Company, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles.
      (c) The Special Committee, by resolutions duly adopted at meetings duly called and held, has duly (i) determined that this Agreement and the Trizec Merger are fair to and in the best interests of Trizec and its stockholders (excluding TZ Canada and its affiliates), (ii) determined that this Agreement should be approved and declared advisable, and (iii) resolved to recommend that the Trizec Board approve and declare the advisability of this Agreement (collectively, the “Special Committee Recommendation”). The Trizec Board, by resolutions duly adopted at meetings duly called and held, has duly (i) determined that this Agreement and the Trizec Merger are fair to and in the best interests of Trizec and its stockholders, (ii) approved this Agreement and declared its advisability, (iii) recommended that the stockholders of Trizec adopt this Agreement, and (iv) directed that this Agreement be submitted for consideration by the stockholders of Trizec at the Trizec Stockholders’ Meeting.
      Section 4.05.     No Conflict; Required Filings and Consents.
      (a) Except as set forth in Section 4.05(a) of the Trizec Disclosure Schedule, subject to the receipt of the consents, approvals and other authorizations described in Section 4.05(b), the execution and delivery by the Trizec Parties of this Agreement do not, and the performance of its obligations hereunder and thereunder will not, (i) conflict with or violate (1) Trizec Charter, Trizec Bylaws, the Operating Company LLC Agreement or the certificate of formation of the Operating Company, or (2) the certificate or articles of incorporation or bylaws or equivalent organizational documents of any Material Trizec Subsidiary, as amended or supplemented, (ii) assuming that all consents, approvals, authorizations and other actions described in subsection (b) of this Section 4.05 have been obtained and all filings and obligations described in subsection (b) of this Section 4.05 have been made, conflict with or violate any Law applicable to Trizec or any Trizec Subsidiary or by which any property or asset of Trizec or any Trizec Subsidiary, is bound, or (iii) require any consent or result in any violation or breach of or constitute (with or without notice or lapse of time or both) a default (or give to others any right of termination, amendment, acceleration or cancellation) under, or result in the triggering of any payments or result in the creation of a Lien or other encumbrance on any property or asset of

Trizec or any Trizec Subsidiary, pursuant to, any of the terms, conditions or provisions of any Permit, Material Trizec Lease or Trizec Material Contract to which Trizec or any Trizec Subsidiary is a party or by which it or any of its respective properties or assets may be bound, except, with respect to clauses (ii) and (iii), such triggering of payments, Liens, encumbrances, filings, notices, permits, authorizations, consents, approvals, violations, conflicts, breaches or defaults which would not, individually or in the aggregate, (A) prevent or materially delay consummation of the Trizec Merger and the other transactions contemplated by this Agreement or (B) reasonably be expected to have a Material Adverse Effect.
      (b) Except as set forth in Section 4.05(b) of the Disclosure Schedule, the execution and delivery by the Trizec Parties of this Agreement does not, and the performance of its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for (A) applicable requirements, if any, of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), state securities or “blue sky” laws (“Blue Sky Laws”), (B) if applicable, the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (C) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement relating to the Trizec Merger to be sent to Trizec’s stockholders (as amended or supplemented from time to time, the “Proxy Statement”) and other written communications that may be deemed “soliciting materials” under Rule 14a-12, (D) any filings required under the rules and regulations of the New York Stock Exchange (the “NYSE”), (E) the approval of Canadian securities regulatory agency (including the CSA), (F) the filing of the appropriate merger documents as required by the DGCL and the DLLCA, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, individually or in the aggregate, (A) prevent or materially delay consummation of the Trizec Merger and the other transactions contemplated by this Agreement or (B) reasonably be expected to have a Material Adverse Effect.
      Section 4.06.     Permits; Compliance with Laws.
      (a) Each of Trizec and the Trizec Subsidiaries and, to the knowledge of Trizec, the Material Trizec JV Entities, are in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders of any Governmental Authority necessary for them to own, lease and operate their assets or to carry on their business as it is now being conducted (collectively, the “Permits”), and all such Permits are valid and in full force and effect, except where the failure to obtain and maintain the Permits, or the suspension or cancellation of, any of the Permits would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.
      (b) None of Trizec, any of the Trizec Subsidiaries, or to the knowledge of Trizec, any of the Material Trizec JV Entities is in violation of any Laws or Permits applicable to Trizec or any Trizec Subsidiary, or by which any property or asset of Trizec or any Trizec Subsidiary is bound, except for any such violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
      Section 4.07.     SEC Filings; Financial Statements.
      (a) Trizec has filed all forms, reports and documents (including all exhibits) required to be filed by it with the SEC since May 8, 2002 (the “Trizec SEC Reports”). The Trizec SEC Reports, each as amended prior to the date hereof, (i) have been prepared in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, when filed as amended prior to the date hereof, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
      (b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Trizec SEC Reports, each as amended prior to the date hereof, was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), complied in all material respects with applicable accounting requirements and the rules and regulations of the SEC and each fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of Trizec and its consolidated Trizec Subsidiaries as of the respective dates thereof and for the respective periods indicated therein except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year end adjustments).

      (c) Except (i) as set forth in Section 4.07(c) of the Trizec Disclosure Schedule, (ii) to the extent set forth on the consolidated balance sheet of Trizec as of December 31, 2005 (including notes thereto) included in Trizec’s Form 10-K for the fiscal year ended December 31, 2005, (iii) liabilities incurred on behalf of Trizec or any Trizec Subsidiary in connection with this Agreement, and (iv) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2005, none of Trizec or the Trizec Subsidiaries had any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth in a consolidated balance sheet of Trizec or in the notes thereto, except for such liabilities or obligations which would not, individually or in the aggregate, have a Material Adverse Effect.
      (d) Since the enactment of the Sarbanes Oxley Act of 2002 (the “Sarbanes Oxley Act”), Trizec has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes Oxley Act and the rules and regulations promulgated thereunder, and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. Since Trizec became subject to the provisions of Rule 404 of the Sarbanes-Oxley Act, it has complied in all material respects with such provisions.
      Section 4.08.     Absence of Certain Changes or Events. Except as disclosed in the Trizec SEC Reports or as set forth in Section 4.08 of the Trizec Disclosure Schedule, since December 31, 2005 through the date hereof, (a) Trizec has conducted its business in the ordinary course consistent with past practice and (b) there has not been an event, occurrence, effect or circumstance that has resulted or would reasonably be expected to result in a Material Adverse Effect.
      Section 4.09.     Absence of Litigation. As of the date hereof, except (i) as listed in Section 4.09 of the Trizec Disclosure Schedule, (ii) as set forth in Trizec SEC Reports, each as amended to the date hereof, filed prior to the date of this Agreement, or (iii) for suits, claims, Actions, proceedings or investigations arising from the ordinary course of operations of Trizec and Trizec Subsidiaries involving (A) eviction or collection matters, (B) personal injury or other tort litigation which are covered by insurance (subject to customary deductibles) or for which all material costs and liabilities arising therefrom are reimbursable pursuant to common area maintenance or similar agreements, or (C) claims for which Trizec is indemnified by a tenant or service provider of Trizec, there is no Action pending or, to the knowledge of Trizec, threatened in writing against Trizec or any of Trizec Subsidiaries or any of its or their respective properties or assets except as would not, individually or in the aggregate, (x) prevent or materially delay consummation of the Trizec Merger and the other transactions contemplated by this Agreement or (y) has or reasonably be expected to have a Material Adverse Effect. As of the date hereof, none of Trizec or any of Trizec Subsidiaries is subject to any order, judgment, writ, injunction or decree, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.
      Section 4.10.     Employee Benefit Plans.
      (a) Section 4.10(a) of the Trizec Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all material bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements to which Trizec or any ERISA Affiliate is a party, with respect to which Trizec or any ERISA Affiliate has any obligation or which are maintained, contributed to or sponsored by Trizec or any Trizec Subsidiary for the benefit of any current or former employee, officer, director or consultant of Trizec or any ERISA Affiliate (collectively, the “Plans”). Except as set forth in Section 4.10(a) of the Trizec Disclosure Schedule, Trizec has made available to Parent copies, which are correct and complete in all material respects, of the following: (i) the Plans, (ii) the annual report (Form 5500) filed with the Internal Revenue Service (“IRS”) for the last three plan years, (iii) the most recently received IRS determination letter, if any, relating to a Plan, (iv) the most recently prepared actuarial report or financial statement, if any, relating to a Plan, (v) the most recent summary plan description for such Plan (or other descriptions of such Plan provided to employees) and all modifications thereto, and (vi) all material correspondence with the Department of Labor or the IRS.
      (b) Each Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Internal Revenue Code of 1986, as amended, (the “Code”), except for such noncompliance that would not, individually or in the aggregate, have a Material Adverse Effect. Each Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code, IRS Notice 2005-1 and Proposed

Regulation Sections 1.409A-1 through 1.409A-6 inclusive. No Action is pending or, to the knowledge of Trizec, threatened with respect to any Plan (other than claims for benefits in the ordinary course) that would, individually or in the aggregate, have a Material Adverse Effect.
      (c) Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received a favorable determination letter from the IRS, or is entitled to rely on a favorable opinion issued by the IRS, and to the knowledge of Trizec no fact or event has occurred since the date of such determination letter or letters from the IRS to adversely affect the qualified status of any such Plan or the exempt status of any such trust.
      (d) Neither Trizec nor any ERISA Affiliate sponsors or has sponsored any employee benefit plan that is subject to the provisions of Title IV of ERISA, is an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code, a voluntary employee beneficiary association or is a multiemployer plan within the meaning of Section 3(37) of ERISA. Neither Trizec nor any ERISA Affiliate sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees of Trizec or any ERISA Affiliate, except as required by Section 4980B of the Code. Except as set forth on Section 4.10(d)(i) of the Trizec Disclosure Schedule, neither Trizec nor any ERISA Affiliate has any obligation with respect to any multiemployer plan as defined in Section 4001(a)(3) of ERISA (each, a “Multiemployer Plan”). Neither Trizec nor any ERISA Affiliate has had a complete or partial withdrawal from any Multiemployer Plan, and, except as set forth on Section 4.10(d)(ii) of the Trizec Disclosure Schedule, neither Trizec nor any ERISA Affiliate would become subject to any liability under ERISA if Trizec or any such ERISA Affiliate were to withdraw (in whole or in part) from any such Multiemployer Plan.
      (e) Full payment has been made, or otherwise properly accrued on the books and records of Trizec and any ERISA Affiliate, of all amounts that Trizec and any ERISA Affiliate are required under the terms of the Plans to have paid as contributions to such Plans on or prior to the date hereof (excluding any amounts not yet due) and the contribution requirements, on a prorated basis, for the current year have been made or otherwise properly accrued on the books and records of Trizec through the Closing Date.
      (f) Except as set forth in Section 4.10(f)(i) of the Trizec Disclosure Schedule or as contemplated in Article III of this Agreement, neither the execution or delivery of this Agreement nor the consummation of the Merger and the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of Trizec or any ERISA Affiliate. Except as set forth in Section 4.10(f)(ii) of the Trizec Disclosure Schedule, no Plan, either individually or collectively, provides for any payment by Trizec or any ERISA Affiliate that would constitute a “parachute payment” within the meaning of Section 280G of the Code after giving effect to the transactions contemplated by this Agreement (either alone or in conjunction with any other event).
      (g) For purposes of this Section 4.10, an entity is an “ERISA Affiliate” of Trizec if it would have ever been considered a single employer with Trizec under 4001(b) of ERISA or part of the same controlled group as Trizec for purposes of Section 302(d)(8)(C) of ERISA.
      Section 4.11.     Labor Matters.
      (a) Except as would not, individually or in the aggregate, have a Material Adverse Effect or as set forth in Section 4.11(a) of the Trizec Disclosure Schedule, (i) neither Trizec nor any Trizec Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Trizec or any Trizec Subsidiary, (ii) neither Trizec nor any Trizec Subsidiary has breached or otherwise failed to comply with any provision of any such agreement or contract, and there are no grievances outstanding against Trizec or any Trizec Subsidiary under such agreement or contract, and (iii) there is no strike, slowdown, work stoppage or lockout by or with respect to any employees of Trizec or any Trizec Subsidiary.
      (b) Trizec and each of the Trizec Subsidiaries is in compliance in all material respects with all applicable Laws relating to employment or labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay, equity and the collection and payment of withholding and/or social security taxes. Except as set forth on Section 4.11(b) of the Trizec Disclosure Schedule, neither Trizec nor any of the Trizec Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act (“WARN”) or any similar state or local Law within the last six months which remains unsatisfied.

      Section 4.12.     Information Supplied. The information supplied by Trizec relating to Trizec and Trizec Subsidiaries to be contained in the Proxy Statement or any other document to be filed with the SEC in connection herewith (the “Other Filings”) will not, in the case of the Proxy Statement, at the date it is first mailed to Trizec’s stockholders or at the time of Trizec Stockholders’ Meeting or at the time of any amendment or supplement thereto, or, in the case of any Other Filing, at the date it is first mailed to Trizec’s stockholders or at the date it is first filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made (or omitted to be made) by Trizec or any Trizec Subsidiary with respect to statements made or incorporated by reference therein based on information supplied by Parent or MergerCo in connection with the preparation of the Proxy Statement or the Other Filings for inclusion or incorporation by reference therein. All documents that Trizec is responsible for filing with the SEC in connection with the Trizec Merger, or the other transactions contemplated by this Agreement, will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.
      Section 4.13.     Property and Leases.
      (a) Section 4.13(a) of the Trizec Disclosure Schedule sets forth a correct and complete list and address of all real property interests owned or held by Trizec, the Trizec Subsidiaries and the Material Trizec JV Entities, including fee interests, ground leasehold interests and mortgage loans held as lender (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as “Trizec Property” and collectively referred to herein as the “Trizec Properties”). As of the date hereof, each of the Trizec Properties is owned or leased by Trizec and the Material Trizec JV Entities or a Trizec Subsidiary or a Material Trizec JV Entity, as indicated in Section 4.13(a) of the Trizec Disclosure Schedule. As of the date hereof, Trizec, the Trizec Subsidiaries or, to the knowledge of Trizec, the Material Trizec JV Entities own or, if so indicated in Section 4.13(a) of the Trizec Disclosure Schedule, lease each of the Trizec Properties, in each case, free and clear of any Liens, title defects, covenants or reservations of interests in title (collectively, “Trizec Property Restrictions”), except for Permitted Liens and any other limitations of any kind, if any, that would not have or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
      (b) Except as set forth on Section 4.13(b) of the Trizec Disclosure Schedule, as of the date hereof, none of Trizec, the Trizec Subsidiaries or to the knowledge of Trizec, any of the Material Trizec JV Entities has received (i) written notice that any certificate, permit or license from any Governmental Authority having jurisdiction over any Trizec Properties or that any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any Trizec Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, detention ponds, driveways, roads and other means of egress and ingress to and from any Trizec Properties is not in full force and effect, except for such failures that would not reasonably be expected to have a Material Adverse Effect, or of any pending written threat of modification or cancellation of any of same, that would reasonably be expected to have a Material Adverse Effect or (ii) written notice of any uncured violation of any Laws affecting any of Trizec Properties or operations which would reasonably be expected to have a Material Adverse Effect.
      (c) Except as provided for in Section 4.13(c) of the Trizec Disclosure Schedule, policies of title insurance (each a “Trizec Title Insurance Policy”) have been issued insuring, as of the effective date of each such Trizec Title Insurance Policy, Trizec’s and any Trizec Subsidiary’s (or the applicable predecessor’s or acquiror’s) title to or leasehold interest in Trizec Properties, subject to the matters disclosed on Trizec Title Insurance Policies and Permitted Liens. A copy of each Trizec Title Insurance Policy has been previously made available to Parent.
      (d) Except as provided for in Section 4.13(d) of the Trizec Disclosure Schedule, as of the date hereof, none of Trizec or any of the Trizec Subsidiaries has received any written notice to the effect that any condemnation or rezoning proceedings are pending with respect to any of the Trizec Properties (and to the knowledge of Trizec, no such proceeding is threatened) that would, individually or in the aggregate, have a Material Adverse Effect.
      (e) Except as provided in Section 4.13(e) of the Trizec Disclosure Schedule and except for immaterial discrepancies or omissions, the rent rolls for Trizec Properties dated as of May 1, 2006 which have previously been made available to Parent, list each lease that was in effect as of May  1, 2006 and to which Trizec, any Trizec

Subsidiary is or, to the knowledge of Trizec, any of the Material Trizec JV Entities is a party as landlord with respect to each of the applicable Trizec Properties (such leases, together with all amendments, modifications, supplements, renewals, extensions and guarantees related thereto, the “Trizec Leases”). Except as set forth on Schedule 4.13(e), Trizec has made available to Parent copies of all Trizec Leases that relate to in excess of 50,000 square feet of net rentable area (the “Material Trizec Leases”), in effect as of the date hereof, which copies are correct and complete in all material respects. Except as set forth in Section 4.13(e) of the Trizec Disclosure Schedule, none of Trizec, any Trizec Subsidiary or to the knowledge of Trizec, the Material Trizec JV Entities has received written notice that it is in default under any Material Trizec Lease, except for violations or defaults that have been cured in any material respect or are disclosed in the rent rolls. Except as provided in Section 4.13(e) of the Trizec Disclosure Schedule, no tenant under a Material Trizec Lease is in monetary or, to the knowledge of Trizec, material non-monetary default under such Material Trizec Lease.
      (f) Section 4.13(f) of the Trizec Disclosure Schedule sets forth a correct and complete list as of the date of this Agreement of each ground lease pursuant to which Trizec or any Trizec Subsidiary, or to the knowledge of Trizec, any Material Trizec JV Entity is a lessee (individually, a “Trizec Ground Lease” and collectively, “Trizec Ground Leases”). Each Trizec Ground Lease is in full force and effect and neither Trizec nor any Trizec Subsidiary or to the knowledge of Trizec, any Material Trizec JV Entity has received a written notice that it is in default in any material respect under any Trizec Ground Lease which remains uncured. Trizec has made available to Parent copies of each Trizec Ground Lease and all amendments thereto, which copies are correct and complete in all material respects. Except as would not reasonably be expected to have a Material Adverse Effect, neither Trizec, nor any Trizec Subsidiary is and, to the knowledge of Trizec, no other party is in breach or violation of, or default under, any Trizec Ground Lease (in each case, with or without notice or lapse of time or both) and each Trizec Ground Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to Trizec or the Trizec Subsidiaries and, to the knowledge of Trizec, with respect to the other parties thereto.
      (g) Except as set forth in Section 4.13(g) of the Trizec Disclosure Schedule or as contemplated by, or provided in, Trizec Leases, as of the date hereof, there are no unexpired option agreements or rights of first refusal with respect to the purchase of a Trizec Property or any portion thereof that is owned by Trizec or any Trizec Subsidiary, or any other unexpired rights in favor of any party other than Trizec or any Trizec Subsidiary (a “Third Party”) to purchase or otherwise acquire a Trizec Property or any portion that is owned by Trizec or any Trizec Subsidiary or entered into any contract for sale, ground lease or letter of intent to sell or ground lease any Trizec Property or any portion thereof that is owned by Trizec any Trizec Subsidiary.
      (h) Trizec has provided or made available to Parent each agreement pursuant to which Trizec, any Trizec Subsidiary, or to the knowledge of Trizec, a Material Trizec JV Entity manages, acts as leasing agent for or provides development services for any real property for any Third Party and any other contract which otherwise produces fee income to Trizec, any of the Trizec Subsidiaries or, to the knowledge of Trizec, any of the Material Trizec JV Entities in excess of $500,000 per year, which agreements are correct and complete in all material respects.
      (i) Except for those contracts or agreements set forth in Section 4.13(i) of the Trizec Disclosure Schedule or as contemplated by, or provided in, Trizec Leases, none of Trizec, any of the Trizec Subsidiaries or, to the knowledge of Trizec, any of the Material Trizec JV Entities has entered into any contract or agreement (collectively, the “Participation Agreements”) with any Third Party or any employee, consultant, Affiliate or other person (the “Participation Party”) that provides for a right of such Participation Party to participate, invest, join, partner, or have any interest in whatsoever (whether characterized as a contingent fee, profits interest, equity interest or otherwise) or have the right to any of the foregoing in any proposed or anticipated investment opportunity, joint venture, partnership or any other current or future transaction or property in which Trizec or any Trizec Subsidiary has or will have an interest, including but not limited to those transactions or properties identified, sourced, produced or developed by such Participation Party (a “Participation Interest”).
      Section 4.14.     Intellectual Property. Except as individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect, (a) to the knowledge of Trizec, the conduct of the business of Trizec and the Trizec Subsidiaries as currently conducted does not infringe the Intellectual Property rights of any Third Party and (b) with respect to Intellectual Property owned by or licensed to Trizec or any Trizec Subsidiary that is material to the conduct of the business of Trizec and the Trizec Subsidiaries, taken as a whole, as currently conducted (“Trizec

Intellectual Property”), Trizec or such Trizec Subsidiary has the right to use such Trizec Intellectual Property in the continued operation of its business as currently conducted.
      Section 4.15.     Taxes. Except as set forth on Section 4.15 of the Trizec Disclosure Schedule:

(a) Each of Trizec and the Trizec Subsidiaries (i) has timely filed (or had filed on their behalf) all Tax Returns, as defined below, required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Authority) and (ii) has paid (or had paid on their behalf) or will timely pay all material Taxes (whether or not shown on such Tax Returns) that are required to be paid by it, and such Tax Returns are true, correct and complete in all material respects. The most recent financial statements contained in the Trizec SEC Reports filed prior to the date hereof reflect an adequate reserve (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) for all Taxes payable by Trizec and the Trizec Subsidiaries for all taxable periods and portions thereof through the date of such financial statements, and Taxes payable by Trizec and Trizec Subsidiaries through the Closing Date will not exceed such reserve as adjusted through the Closing Date in accordance with the past custom and practice of Trizec and the Trizec Subsidiaries in filing their Tax Returns. True, correct and complete copies of all federal Tax Returns for Trizec and the Trizec Subsidiaries with respect to the taxable years commencing on or after January 2001 have been delivered or made available to representatives of Parent. Neither Trizec nor any of the Trizec Subsidiaries has executed or filed with the IRS or any other taxing authority any agreement, waiver or other document or arrangement extending the period for assessment or collection of material Taxes (including, but not limited to, any applicable statute of limitation), and no power of attorney with respect to any Tax matter is currently in force with respect to Trizec or any of its Trizec Subsidiaries.

(b) Trizec, (i) for all taxable years commencing with Trizec’s taxable year ending December 31, 2001 through December 31, 2005, has been subject to taxation as a REIT within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years, (ii) has operated since December 31, 2005 to the date hereof in a manner that will permit it to qualify as a REIT for the taxable year that includes the date hereof, and (iii) intends to continue to operate in such a manner as to permit it to continue to qualify as a REIT for the taxable year of Trizec that will include the Trizec Merger. No challenge to Trizec’s status as a REIT is pending or has been threatened in writing by any Governmental Authority. No Trizec Subsidiary is a corporation for U.S. federal income tax purposes, other than a corporation that qualifies as a “qualified REIT Subsidiary,” within the meaning of Section 856(i)(2) of the Code, or as a “taxable REIT Subsidiary,” within the meaning of Section 856(1) of the Code.

(c) Each Trizec Subsidiary that is a partnership, joint venture, or limited liability company (i) has been since its formation treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation and (ii) has not since the later of its formation or the acquisition by Trizec of a direct or indirect interest therein owned any assets (including, without limitation, securities) that have caused Trizec to violate Section 856(c)(4) of the Code or would cause Trizec to violate Section 856(c)(4) of the Code on the last day of any calendar quarter after the date hereof.

(d) Section 4.15(d) of the Trizec Disclosure Schedule sets forth each asset of Trizec or any Trizec Subsidiary which would be subject to rules similar to Section 1374 of the Code. With respect to each such asset, Section 4.15(d) of the Trizec Disclosure Schedule sets forth the amount of gain that could be subject to tax pursuant to such rules, based upon Trizec’s estimate of the value of such asset at the relevant date that a determination thereof is required to be made under such rules.

(e) Since January 1, 2002, neither Trizec nor any Trizec Subsidiary has recognized taxable gain or loss from the disposition of any property that was reported as a “like kind exchange” under Section 1031 of the Code, except to the extent of any gain that was required to be recognized under Section 1031(b) of the Code and that was timely reported on the Tax Returns of Trizec. The properties set forth on Schedule 4.15(e) of the Trizec Disclosure Schedule (the “Arden Section 1031 Properties”) are held pursuant to a “qualified exchange accommodation arrangement” (as defined in Revenue Procedure 2000-37) in compliance with Section 1031 of the Code and the Safe Harbor contained in Revenue Procedure 2000-37 (2000-2 C.B. 308).

(f) Trizec and the Trizec Subsidiaries have not incurred any liability for material Taxes under sections 857(b), 857(f), 860(c) or 4981 of the Code which have not been previously paid. To the knowledge of

Trizec, neither Trizec nor any Trizec Subsidiary (other than a “taxable REIT Subsidiary” or any Trizec Subsidiary of a “taxable REIT Subsidiary”) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. To the knowledge of Trizec, neither Trizec nor any Trizec Subsidiary has engaged in any transaction that would give rise to “redetermined rents, redetermined deductions and excess interest” described in section 857(b)(7) of the Code. No event has occurred, and no condition or circumstances exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed on Trizec or any Trizec Subsidiary.

(g) All deficiencies asserted or assessments made with respect to Trizec or any Trizec Subsidiary as a result of any examinations by the IRS or any other taxing authority of the Tax Returns of or covering or including Trizec or any Trizec Subsidiary have been fully paid, and, to the knowledge of Trizec, there are no other audits, examinations or other proceedings relating to any Taxes of Trizec or any Trizec Subsidiary by any taxing authority in progress. Neither Trizec nor any Trizec Subsidiary has received any written notice from any taxing authority that it intends to conduct such an audit, examination or other proceeding in respect to Taxes or make any assessment for Taxes. Neither Trizec nor any Trizec Subsidiary is a party to any litigation or pending litigation or administrative proceeding relating to Taxes (other than litigation dealing with appeals of property tax valuations).

(h) Trizec and the Trizec Subsidiaries have complied, in all materials respects, with all applicable laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, and 3402 of the Code or similar provisions under any foreign laws) and have duly and timely withheld and have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(i) To the knowledge of Trizec, no claim has been made in writing by a taxing authority in a jurisdiction where Trizec or any Trizec Subsidiary does not file Tax Returns that Trizec or any such Trizec Subsidiary is or may be subject to taxation by that jurisdiction.

(j) Neither Trizec nor any other Person on behalf of Trizec or any Trizec Subsidiary has requested any extension of time within which to file any material Tax Return, which material Tax Return has not yet been filed.

(k) Neither Trizec nor any Trizec Subsidiary is a party to any Tax sharing or similar agreement or arrangement other than any agreement or arrangement solely between Trizec and any Trizec Subsidiary, pursuant to which it will have any obligation to make any payments after the Closing.

(l) Neither Trizec nor any Trizec Subsidiary has requested a private letter ruling from the IRS or comparable rulings from other taxing authorities.

(m) Neither Trizec nor any Trizec Subsidiary (A) is or has ever been a member of an affiliated group (other than a group the common parent of which is Trizec or a directly or indirectly wholly-owned Trizec Subsidiary) filing a consolidated federal income tax return and (B) has any liability for the Taxes of another person other than Trizec and the Trizec Subsidiaries under Treasury regulation 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(n) There are no Liens for Taxes (other than Taxes not yet due and payable for which adequate reserves have been made in accordance with GAAP) upon any of the assets of Trizec or any Trizec Subsidiary.

(o) To the knowledge of Trizec, foreign persons (as determined for purposes of Section 897(h)(4)(B) of the Code) have not owned directly or indirectly fifty percent or more in value of Trizec’s outstanding capital stock at any time since August 8, 2002.

(p) There are no Tax Protection Agreements currently in force and no person has raised in writing, or to the knowledge of Trizec threatened to raise, a material claim against Trizec or any Trizec Subsidiary for any breach of any Tax Protection Agreement.

(q) Neither Trizec nor any of the Trizec Subsidiaries is a party to any understanding or arrangement described in Section 6662(d)(2)(C)(ii) or Treasury Regulations Section 1.6011-4(b) or is a material advisor as defined in Section 6111(b) of the Code.

(r) Neither Trizec nor any of the Trizec Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law).

(s) Trizec has not had as of the end of any taxable year commencing with the taxable year ended December 31, 2001, any undistributed earnings and profits (as computed for tax purposes) attributable to any “C” corporation year of Trizec or attributable to any other “C” corporation.

(t) Since January 1, 2001, all distributions by Trizec have been made in accordance with the rights of its shareholders set forth in Trizec’s organizational documents and Trizec has not made any “preferential dividends” within the meaning of Section 562(c) of the Code.
      Section 4.16.     Environmental Matters. Section 4.16 of the Trizec Disclosure Schedule sets forth a list of all reports related to the environmental condition of Trizec Property that have been provided to Parent. Except as set forth in such reports as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a) each of Trizec, the Trizec Subsidiaries and, to the knowledge of Trizec, the Material Trizec JV Entities (i) are in compliance with all Environmental Laws, (ii) hold all permits, approvals, identification numbers, licenses and other authorizations required under any Environmental Law to own or operate their assets as currently owned and operated (“Environmental Permits”) and (iii) are in compliance with all of, and have not violated any of, their respective Environmental Permits;

(b) neither Trizec nor any Trizec Subsidiary has released, and to the knowledge of Trizec, no other person has released, Hazardous Substances on any real property owned, leased or operated by Trizec or the Trizec Subsidiaries, and, to the knowledge of Trizec, no Hazardous Substances or other conditions are present at any other location that could reasonably be expected to result in liability of or adversely affect Trizec, any Trizec Subsidiary or any Material Trizec JV Entity under or related to any Environmental Law;

(c) neither Trizec nor any Trizec Subsidiary nor, to the knowledge of Trizec, any Material Trizec JV Entity has received any written notice alleging that Trizec or any Trizec Subsidiary may be in violation of, or liable under, or a potentially responsible party pursuant to, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) or any other Environmental Law and to the knowledge of Trizec, there is no basis for any such notice or claim;

(d) neither Trizec nor any Trizec Subsidiary (i) has entered into or agreed to any consent decree or order or is a party to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and, to the knowledge of Trizec, no investigation, litigation or other proceeding is pending or threatened with respect thereto or (ii) has assumed, by contract or operation of law, any liability under any Environmental Law or relating to any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances; and

(e) notwithstanding any other provision of this Agreement, this Section 4.16 sets forth Trizec’s sole and exclusive representations and warranties with respect to Hazardous Substances, Environmental Laws or other environmental matters.
      Section 4.17.     Material Contracts. Other than any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act) filed as an exhibit to the Trizec SEC Reports, Section 4.17 of the Trizec Disclosure Schedule lists each of the following written contracts and agreements (and all amendments, modifications and supplements thereto and all side letters to which Trizec, any Trizec Subsidiary or, to the knowledge of Trizec, any Material Trizec JV Entity is a party affecting the obligations of any party thereunder) to which Trizec, any Trizec Subsidiary or, to the knowledge of Trizec, any Material Trizec JV Entity is a party or by which any of their respective properties or assets are bound (each such agreement and contract, a “Trizec Material Contract”):

(a) any note, bond, mortgage, indenture, contract (written or oral), agreement, lease, license, permit, franchise or other binding commitment, instrument or obligation (each, a “Contract”) (other than among consolidated Trizec Subsidiaries) relating to (i) indebtedness for borrowed money and having an outstanding principal amount in excess of $5,000,000 or (ii) conditional sale arrangements, obligations secured by a Lien, or interest rate or currency hedging activities, in each case in connection with which the aggregate actual or contingent obligations of Trizec, the Trizec Subsidiaries or Material Trizec JV Entity under such Contract are greater than $5,000,000;

(b) any Contract that purports to limit the right of Trizec or the Trizec Subsidiaries (i) to engage or compete in any line of business or (ii) to compete with any person or operate in any location, in the case of each of (i) and (ii), in any respect material to the business of Trizec and the Trizec Subsidiaries, taken as a whole;

(c) any Contract for the acquisition or disposition, directly or indirectly (by merger or otherwise), of interests in real property, assets or capital stock or other equity interests of another person for aggregate consideration under such Contract in excess of $3,500,000;

(d) any Contract which by its terms calls for annual aggregate payments by Trizec and the Trizec Subsidiaries under such Contract of more than $3,500,000 over the remaining term of such Contract;

(e) any indemnification agreements entered into by and between Trizec and any director or officer of Trizec (other than the organizational documents of Trizec or the Trizec Subsidiaries);

(f) any acquisition or disposition Contract pursuant to which Trizec or any of Trizec Subsidiaries has continuing indemnification, “earn-out” or other contingent payment obligations, in each case, that would reasonably be expected to result in payments in excess of $3,500,000; and

(g) any material partnership, limited liability company agreement, joint venture or similar agreement entered into with any Third Party.

      Notwithstanding anything in this Section 4.17, “Trizec Material Contract” shall not include any Contract that (i) is terminable upon 90 days’ or less notice without a penalty-premium, (ii) will be fully performed or satisfied as of or prior to Closing, (iii) is a Trizec Lease, (iv) is a Trizec Ground Lease, or (v) is solely between Trizec and one or more Trizec Subsidiaries or is solely between Trizec Subsidiaries.
      Except as would not reasonably be expected to have a Material Adverse Effect, (i) neither Trizec nor any Trizec Subsidiary is and, to the knowledge of Trizec, no other party is in breach or violation of, or default under, any Material Contract, none of Trizec nor any Trizec Subsidiary has received any claim of default under any such agreement, and no event has occurred which would result in a breach or violation of, or a default under, any Material Contract (in each case, with or without notice or lapse of time or both). Each Material Contract is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to Trizec or Trizec Subsidiaries, as applicable, and, to the knowledge of Trizec, with respect to the other parties hereto.
      Section 4.18.     Insurance. Section 4.18 of the Trizec Disclosure Schedule sets forth a list that is correct and complete in all material respects of the insurance policies, other than Trizec Title Insurance Policies, held by, or for the benefit of, Trizec or any of the Trizec Subsidiaries, including the underwriter of such policies and the amount of coverage thereunder. Trizec and each of the Trizec Subsidiaries have paid, or caused to be paid, all premiums due under such policies and have not received written notice that they are in default with respect to any obligations under such policies other than as would not have, individually or in the aggregate, a Material Adverse Effect. Neither Trizec nor any Trizec Subsidiary has received any written notice of cancellation or termination with respect to any existing insurance policy set forth in Section 4.18 of the Trizec Disclosure Schedule that is held by, or for the benefit of, any of Trizec or any of Trizec Subsidiaries, other than as would not have, individually or in the aggregate, a Material Adverse Effect.
      Section 4.19.     Interested Party Transactions. Except as set forth in Section 4.19 of the Trizec Disclosure Schedule or in Trizec SEC Reports, each as amended to the date hereof, there are no Material Contracts, agreements or loans between Trizec or any Trizec Subsidiary, on the one hand, and (a) any officer or director of Trizec, (b) TZ Canada or any of TZ Canada Subsidiaries, (c) any record or beneficial owner of five percent (5%) or more of the voting securities of Trizec, or (d) any affiliate of any such officer, director or record or beneficial owner, on the other hand.
      Section 4.20.     Brokers. No broker, finder or investment banker or other Person (other than Morgan Stanley &; Co. Inc. and J.P. Morgan Securities Inc. (collectively, the “Trizec Financial Advisors”)) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Trizec or any Trizec Subsidiary. Trizec has made available to Parent a correct and complete copy of all agreements between Trizec, on the one hand, and the Trizec Financial Advisors, on the other hand, under which the Trizec Financial Advisors would be entitled to any payment in connection with the Mergers or other transactions contemplated by this Agreement.
      Section 4.21.     Opinion of Financial Advisor. J.P. Morgan Securities Inc. has delivered to Trizec the written opinion of J.P. Morgan Securities Inc. (or oral opinion to be confirmed in writing) to the effect that, as of the date hereof, the merger consideration to be received by the holders of Merger Shares is fair from a financial point of view to such holders. Trizec shall make any such opinion received by it available to Parent promptly following the execution of this Agreement.
      Section 4.22.     Investment Company Act of 1940. None of Trizec or any Trizec Subsidiary is, or at the Trizec Merger Effective Time will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF TZ CANADA
      Except as set forth in the TZ Canada Disclosure Schedule, TZ Canada hereby represents and warrants to the Buyer Parties as follows:
      Section 5.01.     Organization and Qualification; Subsidiaries; Authority.
      (a) TZ Canada is a corporation duly organized, validly existing and in good standing under the laws of Canada. TZ Canada is duly qualified or licensed to do business as a foreign or extra-provincial corporation and is in good standing under the laws of each jurisdiction in which the character of the assets owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. TZ Canada has all requisite corporate power and authority to own, operate, lease and encumber its assets and carry on its business as now conducted.
      (b) Each of TZ Canada’s subsidiaries (the “TZ Canada Subsidiaries”), together with the jurisdiction of organization of each such subsidiary, the percentage of the outstanding equity of each such subsidiary owned by TZ Canada and each other TZ Canada Subsidiary, is set forth on Section 5.01(b) of the TZ Canada Disclosure Schedule. Except as set forth in Sections 5.01(b) of the TZ Canada Disclosure Schedule, TZ Canada does not own, directly or indirectly, any shares of, or other equity interest in, any corporation, partnership, limited liability company, joint venture or other business association or entity. Each TZ Canada Subsidiary is a corporation, partnership, limited liability company or trust duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, except where the failure to be so incorporated, organized, validly existing or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of the TZ Canada Subsidiaries has the requisite corporate, limited partnership, limited liability company or similar power and authority to own, lease and operate its assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect. Each of the TZ Canada Subsidiaries is duly qualified or licensed to do business, and is in good standing (to the extent applicable), in each jurisdiction where the character of the assets owned, leased or operated by it or the conduct or nature of its business makes such qualification or licensing necessary, except for jurisdictions in which the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
      (c) Other than Trizec, the Trizec Subsidiaries and the Material Trizec JV Entities, there are no entities that are not TZ Canada Subsidiaries in which TZ Canada or any TZ Canada Subsidiary has a direct or indirect equity interest greater than 5%.
      Section 5.02.     Organizational Documents. TZ Canada has previously provided or made available complete copies of the TZ Canada Articles and the TZ Canada Bylaws, and all organizational documents of the TZ Canada Subsidiaries (and in each case, all amendments thereto) and all such documents, except as set forth on Section 5.01(b) of the TZ Canada Disclosure Schedule, are in full force and effect and no dissolution, revocation or forfeiture proceedings regarding TZ Canada or any TZ Canada Subsidiaries have been commenced.

      Section 5.03.     Capitalization.
      (a) The authorized capital of TZ Canada consists of an unlimited number of TZ Canada SVS and 7,522,283 TZ Canada MVS. As of June 4, 2006, 52,400,097 TZ Canada SVS and 7,522,283 TZ Canada MVS were issued and outstanding, all of which are validly issued, fully paid and nonassessable.
      (b) Each outstanding share of, or other equity interest in, a TZ Canada Subsidiary owned by TZ Canada or by another TZ Canada Subsidiary is owned free and clear of all Liens except as set forth on Section 5.03(b) of the TZ Canada Disclosure Schedule.
      (c) As of June 4, 2006, 784,042 TZ Canada SVS were reserved for future issuance pursuant to outstanding options to purchase TZ Canada SVS (“TZ Canada Options”) granted pursuant to TZ Canada’s 2002 stock option plan. Except as set forth in Section 5.03(c) of the TZ Canada Disclosure Schedule, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued shares of TZ Canada or any TZ Canada Subsidiary or obligating TZ Canada or any TZ Canada Subsidiary to issue or sell any shares of, or other equity interests in, TZ Canada or any TZ Canada Subsidiary. TZ Canada has made available to Parent accurate and complete copies of all TZ Canada stock plans pursuant to which TZ Canada has granted the TZ Canada Options that are currently outstanding and the form of all option award agreements evidencing the award of such TZ Canada Options. All TZ Canada SVS subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable.
      (d) Except as set forth in Section 5.03(d) of the TZ Canada Disclosure Schedule, there are no outstanding contractual obligations of, or other equity interest in, TZ Canada to repurchase or otherwise acquire any TZ Canada Shares.
      (e) Except as set forth in Section 5.03(e) of the TZ Canada Disclosure Schedule, TZ Canada is under no obligation, contingent or otherwise, by reason of any agreement to file a prospectus or similar document in respect of the offer and sale or resale of any of its securities under any applicable Law.
      (f) Except as set forth in Section 5.03(f) of the TZ Canada Disclosure Schedule, there are no agreements or understandings to which TZ Canada or any TZ Canada Subsidiary is a party with respect to the voting of any TZ Canada Shares or which restrict the transfer of any such shares, nor does TZ Canada have knowledge of any third party agreements or understandings with respect to the voting of any such shares or which restrict the transfer of any such shares.
      (g) Except as set forth in Section 5.03(g) of the TZ Canada Disclosure Schedule, there is no Voting Debt of TZ Canada or any TZ Canada Subsidiary outstanding.
      (h) Except as set forth in Section 5.03(h) of the TZ Canada Disclosure Schedule, all dividends or distributions on securities of TZ Canada or any TZ Canada Subsidiary that have been declared or authorized prior to the date of this Agreement and that are due have been paid in full.
      Section 5.04.     Authority Relative to this Agreement, Validity and Effect of Agreement.
      (a) TZ Canada has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. Except for the approvals described in the following sentence, the execution, delivery and performance by TZ Canada of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on behalf of the TZ Canada. No other corporate proceedings on the part of TZ Canada are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement (i) other than the requisite affirmative vote of the TZ Canada Shareholders in accordance with the TZ Canada Articles, the Interim Order and applicable Canadian Law (the “TZ Canada Shareholder Approval”) and (ii) the approval by the TZ Canada Board of the TZ Canada Circular and other matters relating thereto. This Agreement has been duly and validly executed and delivered by TZ Canada and, assuming the due authorization, execution and delivery by each of Trizec, Operating Company, Parent, MergerCo, Parent Acquisition LLC and AcquisitionCo, constitutes a legal, valid and binding obligation of TZ Canada, enforceable against TZ Canada in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

      (b) The TZ Canada Board, by resolutions duly adopted at meetings duly called and held, has duly (i) determined that the Arrangement is fair to the TZ Canada Shareholders and in the best interests of TZ Canada, (ii) approved this Agreement and the Arrangement, (iii) determined as of June 4, 2006 to recommend that the TZ Canada Shareholders vote in favor of the TZ Canada Transaction Resolution, and (iv) directed that the TZ Canada Transaction Resolution be submitted for consideration by TZ Canada Shareholders at the TZ Canada Shareholders Meeting.
      Section 5.05.     No Conflict; Required Filings and Consents.
      (a) Except as set forth in Section 5.05(a) of the TZ Canada Disclosure Schedule, subject to the receipt of the consents, approvals and other authorizations described in Section 5.05(b), the execution and delivery by TZ Canada of this Agreement does not, and the performance of its obligations hereunder and thereunder will not, (i) conflict with or violate (1) the TZ Canada Articles or the TZ Canada Bylaws, or (2) the certificate or articles of incorporation or bylaws or equivalent organizational documents of any TZ Canada Subsidiary, as amended or supplemented, (ii) assuming that all consents, approvals, authorizations and other actions described in subsection (b) of this Section 5.05 have been obtained and all filings and obligations described in subsection (b) of this Section 5.05 have been made, conflict with or violate any Canadian Law applicable to TZ Canada or any TZ Canada Subsidiary or by which any property or asset of TZ Canada or any TZ Canada Subsidiary, is bound, or (iii) require any consent or result in any violation or breach of or constitute (with or without notice or lapse of time or both) a default (or give to others any right of termination, amendment, acceleration or cancellation) under, or result in the triggering of any payments or result in the creation of a Lien or other encumbrance on any property or asset of TZ Canada or any TZ Canada Subsidiary, pursuant to, any of the terms, conditions or provisions of any Permit or TZ Canada Material Contract to which TZ Canada or any TZ Canada Subsidiary is a party or by which it or any of its respective properties or assets may be bound, except, with respect to clauses (ii) and (iii), such triggering of payments, Liens, encumbrances, filings, notices, permits, authorizations, consents, approvals, violations, conflicts, breaches or defaults which would not, individually or in the aggregate, (A) prevent or materially delay consummation of the Arrangement and the other transactions contemplated by this Agreement or (B) reasonably be expected to have a Material Adverse Effect.
      (b) The execution and delivery by TZ Canada of this Agreement does not, and the performance of its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for (A) any approvals required by the Interim Order, (B) the Final Order, (C) filings under the CBCA contemplated by this Agreement and the Interim Order, (D) applicable requirements, if any, of the Competition Act (Canada) and the Investment Canada Act, (E) filings under Canadian Securities Laws, (F) filings under the rules and regulations of the TZ Canada Stock Exchange, (G) applicable requirements, if any, of the Securities Act, the Exchange Act and Blue Sky Laws, (H) if applicable, the pre-merger notification requirements of the HSR Act, or (I) if applicable, the filing with the SEC of written communications that may be deemed “soliciting materials” under Rule 14a-12, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, individually or in the aggregate, (A) prevent or materially delay consummation of the Arrangement and the other transactions contemplated by this Agreement or (B) reasonably be expected to have a Material Adverse Effect.
      Section 5.06.     Permits; Compliance with Law.
      (a) TZ Canada and the TZ Canada Subsidiaries are in possession of all Permits necessary for them to own, lease and operate their assets or to carry on their business as it is now being conducted, and all such Permits are valid and in full force and effect, except where the failure to obtain and maintain the Permits, or the suspension or cancellation of, any of the Permits would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.
      (b) None of TZ Canada or any TZ Canada Subsidiary is in violation of any Law or Permits applicable to TZ Canada or any TZ Canada Subsidiary, or by which any property or asset of TZ Canada or any TZ Canada Subsidiary is bound, except for any such violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
      Section 5.07.     Securities Filings; Financial Statements.
      (a) TZ Canada has filed all forms, reports and documents (including all exhibits) required to be filed by it under Canadian Securities Law since May  8, 2002 (the “TZ Canada Reports”). The TZ Canada Reports, each as amended prior to the date hereof, (i) have been prepared in all material respects in accordance with the requirements of Canadian

Securities Law, and (ii) did not, when filed or as amended prior to the date hereof, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
      (b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the TZ Canada Reports, each as amended or restated prior to the date hereof, was prepared in accordance with Canadian GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of TZ Canada and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year end adjustments).
      (c) Except (i) as set forth in Section 5.07(c) of the TZ Canada Disclosure Schedule, (ii) to the extent set forth on the consolidated balance sheet of TZ Canada as of December 31, 2005 (including notes thereto), (iii) liabilities incurred on behalf of TZ Canada or any TZ Canada Subsidiary in connection with this Agreement, and (iv) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2005, none of TZ Canada or the TZ Canada Subsidiaries had any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by Canadian GAAP to be set forth in a consolidated balance sheet of TZ Canada or in the notes thereto, except for any such liabilities or obligations which would not, individually or in the aggregate, have a Material Adverse Effect.
      Section 5.08.     Absence of Certain Changes or Events. Except as disclosed in the TZ Canada Reports or as set forth in Section 5.08 of the TZ Canada Disclosure Schedule, since December 31, 2005 through the date hereof, (a) TZ Canada has conducted its business in the ordinary course consistent with past practice and (b) there has not been an event, occurrence, effect or circumstance that has resulted or would reasonably be expected to result in a Material Adverse Effect.
      Section 5.09.     Absence of Litigation. As of the date hereof, except (i) as listed in Section 5.09 of the TZ Canada Disclosure Schedule, (ii) as set forth in the TZ Canada Reports, each as amended to the date hereof, filed prior to the date of this Agreement, or (iii) for suits, claims, Actions, proceedings or investigations arising from the ordinary course of operations of TZ Canada and the TZ Canada Subsidiaries involving collection matters or personal injury or other tort litigation which are covered by insurance (subject to customary deductibles) or for which all material costs and liabilities arising therefrom are reimbursable pursuant to common area maintenance or similar agreements, there is no Action pending or, to the knowledge of TZ Canada, threatened in writing against TZ Canada or any of the TZ Canada Subsidiaries or any of its or their respective properties or assets except as would not, individually or in the aggregate, (x) prevent or materially delay consummation of the Arrangement and the other transactions contemplated by this Agreement or (y) have or reasonably be expected to have a Material Adverse Effect. As of the date hereof, none of TZ Canada nor any TZ Canada Subsidiary is subject to any order, judgment, writ, injunction or decree, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.
      Section 5.10.     Employee Benefit Plans.
      (a) Section 5.10(a) of the TZ Canada Disclosure Schedule lists all employee benefit plans and all material bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, change in control or other benefit plans, programs or arrangements, and all employment, termination, severance, change in control or other contracts or agreements to which TZ Canada is a party, with respect to which TZ Canada has any obligation or which are maintained, contributed to or sponsored by TZ Canada or any TZ Canada Subsidiary for the benefit of any current or former employee, officer, director or consultant of TZ Canada (collectively, the “TZ Canada Plans”). TZ Canada has made available to Parent copies, which are correct and complete in all material respects, of the following: (i) the TZ Canada Plans, (ii) the most recently prepared actuarial report or financial statement, if any, relating to a TZ Canada Plan, and (iii) the most recent summary plan description for such TZ Canada Plan (or other descriptions of such TZ Canada Plan provided to employees) and all modifications thereto.
      (b) Each TZ Canada Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable Canadian Laws, except for such noncompliance that would not, individually or in the aggregate, have a Material Adverse Effect. No Action is pending or, to the knowledge of TZ Canada, threatened with respect to any TZ Canada Plan (other than claims for benefits in the ordinary course) that would, individually or in the aggregate, have a Material Adverse Effect.
      (c) Full payment has been made of all amounts that TZ Canada is required under the terms of the TZ Canada Plans to have paid as contributions to such TZ Canada Plans on or prior to the date hereof (excluding any amounts not yet due) and the contribution requirements, on a prorated basis, for the current year will be made through the Closing Date.
      Section 5.11.     Labor Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) neither TZ Canada nor any TZ Canada Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by TZ Canada or any TZ Canada Subsidiary, (ii) neither TZ Canada nor any TZ Canada Subsidiary has breached or otherwise failed to comply with any provision of any such agreement or contract, and there are no grievances outstanding against TZ Canada or any TZ Canada Subsidiary under such agreement or contract, and (iii) there is no strike, slowdown, work stoppage or lockout by or with respect to any employees of TZ Canada or any TZ Canada Subsidiary.
      Section 5.12.     Information Supplied. The information supplied by TZ Canada relating to TZ Canada and the TZ Canada Subsidiaries to be contained in the TZ Canada Circular and all other documents and instruments required under applicable Canadian Law (the “Additional Filings”) will not, in the case of the TZ Canada Circular, at the date it is first mailed to TZ Canada Shareholders or at the time of the TZ Canada Shareholders Meeting or at the time of any amendment or supplement thereto, or, in the case of an Additional Filing, at the date it is first mailed to TZ Canada Shareholders or at the date it is first filed with an applicable securities regulator, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made (or omitted to be made) by TZ Canada or any TZ Canada Subsidiary with respect to statements made or incorporated by reference therein based on information supplied by Parent, AcquisitionCo or Trizec in connection with the preparation of the TZ Canada Circular for inclusion or incorporation by reference therein. All documents that TZ Canada is responsible for filing with the CSA in connection with the Arrangement, or the other transactions contemplated by this Agreement, will comply as to form and substance in all material respects with the applicable requirements of the Securities Act (Ontario).
      Section 5.13.     Ownership of Trizec Common Shares. Except as disclosed in section 5.13 of the TZ Canada Disclosure Schedule, as of the date hereof, TZ Canada and TZ Canada Subsidiaries are the record owners of, and on the Closing Date will be the record owners of 59,922,379 Trizec Common Shares, free and clear of all security interests, claims, Liens, equities or other encumbrances.
      Section 5.14.     Intellectual Property. Except as individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect, (a) to the knowledge of TZ Canada, the conduct of the business of TZ Canada and the TZ Canada Subsidiaries as currently conducted does not infringe the Intellectual Property rights of any Third Party, and (b) with respect to Intellectual Property owned by or licensed to TZ Canada or any TZ Canada Subsidiary that is material to the conduct of the business of TZ Canada and the TZ Canada Subsidiaries, taken as a whole, as currently conducted (“TZ Canada Intellectual Property”), TZ Canada or such TZ Canada Subsidiary has the right to use such TZ Canada Intellectual Property in the continued operation of its business as currently conducted.
      Section 5.15.     Taxes. Except as set forth in Section 5.15 of the TZ Canada Disclosure Schedule or except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of TZ Canada (i) each of TZ Canada and each TZ Canada Subsidiary has timely filed all Tax Returns required to be filed by it and has paid and discharged all Taxes shown as due thereon and has paid all of such other Taxes as are due, other than such payments as are being contested in good faith by appropriate proceedings as set forth in Section 5.15 of the TZ Canada Disclosure Schedule; (ii) neither TZ Canada nor any TZ Canada Subsidiary has received any written notice from any taxing authority or agency, domestic or foreign, asserting or threatening to assert against TZ Canada or any TZ Canada Subsidiary any deficiency or claim for additional Taxes; (iii) no claim has been made in writing by a taxing authority in a jurisdiction where TZ Canada or a TZ Canada Subsidiary does not file Tax Returns that TZ Canada or any such TZ Canada Subsidiary is or may be subject to taxation by that jurisdiction (iv) no currently effective waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any federal, provincial, local or foreign income Tax has been granted by TZ Canada or any TZ Canada Subsidiary; (v) the most recent financial statements contained in TZ Canada Reports filed prior to the date hereof reflect an adequate reserve (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) in accordance with Canadian GAAP with respect to Taxes for taxable periods or portions of taxable periods through the date thereof; (vi) TZ Canada and each TZ Canada Subsidiary has withheld or collected and paid over to the appropriate Governmental Authority or is properly holding for such payment all Taxes required by Law to be so withheld or collected; and (vii) there are no Liens for Taxes upon the assets of TZ Canada or any TZ Canada Subsidiary, other than Liens for Taxes that are being contested in good faith by appropriate proceedings.
      Section 5.16.     Mutual Fund Status. To the knowledge of TZ Canada, on the date hereof, TZ Canada is a “mutual fund corporation” as that term is defined in the Income Tax Act (Canada).
      Section 5.17.     Environmental Matters. Except (i) as set forth in Section 5.17 of the TZ Canada Disclosure Schedule or (ii) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a) TZ Canada and the TZ Canada Subsidiaries (i) are in compliance with all Environmental Laws, (ii) hold all Environmental Permits required under any Environmental Law to own or operate their assets as currently owned and operated and (iii) are in compliance with all of, and have not violated any of, their respective Environmental Permits;

(b) except as set forth in such environmental reports, neither TZ Canada nor any TZ Canada Subsidiary has released, and no other person has released, Hazardous Substances on any real property owned, leased or operated by TZ Canada or the TZ Canada Subsidiaries and, to the knowledge of TZ Canada, no Hazardous Substances or other conditions are present at any other locations that could reasonably be expected to result in liability of or adversely affect TZ Canada or any TZ Canada Subsidiary under or related to any Environmental Law;

(c) neither TZ Canada nor any TZ Canada Subsidiary has received any written notice alleging that TZ Canada or any TZ Canada Subsidiary may be in violation of, or liable under, or a potentially responsible party pursuant to, any Environmental Law and to the knowledge of TZ Canada, there is no basis for any such notice or claim;

(d) neither TZ Canada nor any TZ Canada Subsidiary (i) has entered into or agreed to any consent decree or order or is a party to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and, to the knowledge of TZ Canada, no investigation, litigation or other proceeding is pending or threatened with respect thereto or (ii) has assumed by contract or operation of law, any liability under any Environmental Law or relating to any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances; and

(e) notwithstanding any other provision of this Agreement, this Section 5.16 sets forth TZ Canada’s sole and exclusive representations and warranties with respect to Hazardous Substances, Environmental Laws or any other environmental matters.
      Section 5.18.     Material Contracts. Other than any “material contract” identified as such in the TZ Canada Reports, Section 5.18 of the Disclosure Schedule lists each of the following written contracts and agreements (and all amendments, modifications and supplements thereto and all side letters to which TZ Canada or any TZ Canada Subsidiary is a party affecting the obligations of any party thereunder) to which TZ Canada or any TZ Canada Subsidiary is a party or by which any of their respective properties or assets are bound (each such contract and agreement, including any “material contract” identified as such in the TZ Canada Reports, being a “TZ Canada Material Contract”):

(a) any Contract (other than among consolidated TZ Canada Subsidiaries) relating to (A) indebtedness for borrowed money and having an outstanding principal amount in excess of $1,500,000 or (B) conditional sale arrangements, obligations secured by a Lien, or interest rate or currency hedging activities, in each case in connection with which the aggregate actual or contingent obligations of TZ Canada and the TZ Canada Subsidiaries under such contract are greater than $1,500,000;

(b) any Contract that purports to limit the right of TZ Canada or any TZ Canada Subsidiary (A) to engage or compete in any line of business or (B) to compete with any person or operate in any location, in the case of each of

(A) and (B), in any respect material to the business of TZ Canada and the TZ Canada Subsidiaries, taken as a whole;

(c) any Contract for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of another person for aggregate consideration under such contract in excess of $1,500,000;

(d) any Contract which by its terms calls for annual aggregate payments by TZ Canada and the TZ Canada Subsidiaries under such contract of more than $1,500,000 over the remaining term of such contract;

(e) any indemnification agreements entered into by and between TZ Canada and any director or officer of TZ Canada (other than the organizational documents of TZ Canada or any TZ Canada Subsidiary);

(f) any acquisition or disposition Contract pursuant to which TZ Canada or any TZ Canada Subsidiary has continuing indemnification, “earn-out” or other contingent payment obligations, in each case, that would reasonably be expected to result in payments in excess of $1,500,000; and

(g) any material partnership, limited liability company agreement, joint venture or similar agreement entered into with any Third Party.

      Notwithstanding anything in this Section 5.18, “TZ Canada Material Contract” shall not include any Contract that (i) is terminable upon 90 days’ or less notice without a penalty premium, (ii) will be fully performed or satisfied as of or prior to Closing or (iii) is solely between TZ Canada and one or more TZ Canada Subsidiaries or is solely between TZ Canada Subsidiaries.
      Except as would not reasonably be expected to have a Material Adverse Effect, (i) neither TZ Canada nor any TZ Canada Subsidiary is and, to the knowledge of TZ Canada, no other party is in breach or violation of, or default under, any TZ Canada Material Contract, (ii) none of TZ Canada nor any TZ Canada Subsidiary has received any claim of default under any such agreement, and (iii) no event has occurred which would result in a breach or violation of, or a default under, any TZ Canada Material Contract (in each case, with or without notice or lapse of time or both). Except as would not reasonably be expected to have a Material Adverse Effect, each TZ Canada Material Contract is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to TZ Canada or its TZ Canada Subsidiaries, as applicable, and, to the knowledge of TZ Canada, with respect to the other parties hereto.
      Section 5.19.     Insurance. Section 5.19 of the TZ Canada Disclosure Schedule sets forth a list that is correct and complete in all material respects of the insurance policies held by, or for the benefit of, TZ Canada or any TZ Canada Subsidiary, including the underwriter of such policies and the amount of coverage thereunder. TZ Canada and each of the TZ Canada Subsidiaries have paid, or caused to be paid, all premiums due under such policies and have not received written notice that they are in default with respect to any obligations under such policies other than as would not have, individually or in the aggregate, a Material Adverse Effect. Neither TZ Canada nor any TZ Canada Subsidiary has received any written notice of cancellation or termination with respect to any existing insurance policy set forth in Section 5.19 of the TZ Canada Disclosure Schedule that is held by, or for the benefit of, any of TZ Canada or any of its TZ Canada Subsidiary, other than as would not have, individually or in the aggregate, a Material Adverse Effect.
      Section 5.20.     Interested Party Transactions. Except as set forth in Section 5.20 of the TZ Canada Disclosure Schedule or in the TZ Canada Reports, each as amended to the date hereof, there are no TZ Canada Material Contracts, agreements or loans between TZ Canada or any TZ Canada Subsidiary, on the one hand, and (a) any officer or director of TZ Canada, (b) any record or beneficial owner of five percent (5%) or more of the voting securities of TZ Canada or (c) any affiliate of any such officer, director or record or beneficial owner, on the other hand.
      Section 5.21.     Brokers. No broker, finder or investment banker or other Person (other than RBC Capital Markets (the “TZ Canada Financial Advisor”)) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of TZ Canada or any TZ Canada Subsidiary. TZ Canada has made available to Parent a correct and complete copy of all agreements between TZ Canada, on the one hand, and the TZ Canada Financial Advisor, on the other hand, under which the TZ Canada Financial Advisor would be entitled to any payment in connection with the mergers or other transactions contemplated by this Agreement.

      Section 5.22.     Opinion of Financial Advisor. The TZ Canada Financial Advisor has delivered to TZ Canada the written opinion of the TZ Canada Financial Advisor (or oral opinion to be confirmed in writing) to the effect that, as of the date hereof, the TZ Canada “Cash Consideration” (as such term is defined in the Plan of Arrangement) to be received by holders of TZ Canada Shares is fair from a financial point of view to such holders. TZ Canada has made available to Parent a complete and correct copy of such opinion (or, if not delivered in writing to TZ Canada prior to the date hereof, TZ Canada will promptly make such opinion available to Parent upon receipt).
ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES
      Parent, MergerCo and AcquisitionCo hereby jointly and severally represent and warrant to the Trizec Parties and TZ Canada as follows:
      Section 6.01.     Organization. Each of the Buyer Parties has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not have a Parent Material Adverse Effect.
      Section 6.02.     Ownership of MergerCo and AcquisitionCo; No Prior Activities. Each of MergerCo and AcquisitionCo was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement. All the issued and outstanding shares of capital stock of MergerCo and AcquisitionCo are, and as of the Closing Date will be, owned of record and beneficially by Parent.
      Section 6.03.     Power and Authority. Each of the Buyer Parties has all necessary corporate or limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of the Buyer Parties and the consummation by the Buyer Parties of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Buyer Parties are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Buyer Parties and, assuming due authorization, execution and delivery by the Trizec Parties and TZ Canada, constitutes a legal, valid and binding obligation of each of the Buyer Parties enforceable against each of the Buyer Parties in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles.
      Section 6.04.     No Conflict; Required Filings and Consents.
      (a) The execution and delivery of this Agreement by each of the Buyer Parties do not, and the performance of each of the Buyer Parties’ obligations hereunder will not, (i) conflict with or violate the articles of incorporation or bylaws of Parent, the articles of incorporation or bylaws of MergerCo or AcquisitionCo, (ii) assuming that all consents, approvals, authorizations and other actions described in subsection (b) of this Section 6.04 have been obtained and all filings and obligations described in subsection (b) of this Section 6.04 have been made, conflict with or violate any Law applicable to any of the Buyer Parties, or by which any of its properties or assets is bound, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any of its properties or assets pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which it is a party or by which it or any of its properties or assets is bound, except, with respect to clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults or other occurrences that would not prevent or delay consummation of the Trizec Merger or the Arrangement or otherwise prevent it from performing its obligations under this Agreement.
      (b) The execution and delivery of this Agreement by each of the Buyer Parties does not, and the performance of each of the Buyer Parties’ obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except (i) for (A) applicable requirements, if any, of the Exchange Act, Blue Sky Laws, state take-over Laws and Canadian Securities Law, (B) if applicable, filings under the rules and regulations of the Toronto Stock Exchange, (C) applicable requirements, if any, of the Competition Act (Canada) and the Investment Canada Act, (D) if applicable, the pre-merger notification requirements of the HSR Act, (E) the filing with the SEC of the Proxy Statement, and (F) the filing and recordation of appropriate merger documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Trizec Merger or the Arrangement, or otherwise prevent Parent from performing its obligations under this Agreement.
      Section 6.05.     Information Supplied. None of the information supplied by the Buyer Parties or any affiliate of Parent for inclusion or incorporation by reference in the Proxy Statement, the TZ Canada Circular, the Other Filings or the Additional Filings will, in the case of the Proxy Statement, at the date it is first mailed to Trizec’s stockholders or at the time of Trizec Stockholders’ Meeting or at the time of any amendment or supplement thereto, in the case of any Other Filing, at the date it is first mailed to Trizec’s stockholders or, at the date it is first filed with the SEC, in the case of the TZ Canada Circular, at the date it is first mailed to TZ Canada Shareholders or at the time of TZ Canada Shareholders Meeting or at the time of any amendment or supplement thereof, or in the case of any Additional Filing, at the date it is first mailed to TZ Canada Shareholders or at the date it is first filed with the applicable securities regulator, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation is made by the Buyer Parties with respect to statements made or incorporated by reference therein based on information supplied by Trizec or TZ Canada in connection with the preparation of the Proxy Statement, the TZ Canada Circular, the Other Filings or Additional Filings for inclusion or incorporation by reference therein. All Other Filings and Additional Filings that are filed by the Buyer Parties will comply as to form in all material respects with the requirements of applicable Law.
      Section 6.06.     Absence of Litigation. As of the date hereof, there is no Action pending or, to the knowledge of Parent, threatened in writing against Parent or any of its subsidiaries or any of its or their respective properties or assets except as would not, individually or in the aggregate, (A) prevent or materially delay consummation of the Trizec Merger and the other transactions contemplated by this Agreement or (B) have or reasonably be expected to have a Parent Material Adverse Effect. As of the date hereof, None of Parent and its subsidiaries is subject to any order, judgment, writ, injunction or decree, except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect.
      Section 6.07.     Available Funds; Guaranty.
      (a) Parent will have provided sufficient funds at the Closing to (i) pay the aggregate Trizec Consideration payable hereunder and aggregate Cash Consideration under the Plan of Arrangement and (ii) pay any and all fees and expenses in connection with the Trizec Merger, the Arrangement and the financing thereof.
      (b) Parent has provided to Trizec and TZ Canada a true, complete and correct copy of each executed commitment letter (individually and collectively, the “Debt Commitment Letter” or the “Financing Commitment”) from Merrill Lynch (the “Lender”) pursuant to which, and subject to the terms and conditions thereof, the Lender has committed to provide Parent and/or an equity partner of Parent with financing in an aggregate amount of $3,600,000,000 (the “Debt Financing” or the “Financing”). The Financing Commitment is a legal, valid and binding obligation of Parent and/or an equity partner of Parent and, to the knowledge of Parent, each of the other parties thereto. The Financing Commitment has not been amended or modified prior to the date of this Agreement, and as of the date hereof the respective commitments contained in the Financing Commitment have not been withdrawn or rescinded in any respect. As of the date hereof, the Financing Commitment is in full force and effect. Except for the payment of customary fees, there are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Financing Commitment. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Parent or such equity partner of Parent or, to the knowledge of the Parent, any other parties thereto, under the Financing Commitment. As of the date hereof, the Parent has no reason to believe that any of the conditions to the Financing contemplated by the Financing Commitment will not be satisfied or that the Financing will not be made available to Parent and/or such equity partner of Parent on the Closing Date. Parent will provide to Trizec and TZ Canada any amendments to the Debt Commitment Letter, or any notices given in connection therewith, as promptly as possible (but in any event within twenty-four (24) hours).
      (c) Concurrently with the execution of this Agreement, Parent has delivered to Trizec and TZ Canada a guaranty (the “Guaranty”) executed by Brookfield Properties Corporation substantially in the form attached as Exhibit G to this Agreement.
      Section 6.08.     No Ownership of Trizec Capital Stock. Except as set forth on Section 5.01 of the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries (including MergerCo and AcquisitionCo) own any Trizec Common Shares or other securities of (i) Trizec or any of the Trizec Subsidiaries or (ii) TZ Canada or any TZ Canada Subsidiary.
      Section 6.09.     Other Agreements or Understandings. Parent has disclosed to Trizec and TZ Canada all contracts, arrangements or understandings (and, with respect to those that are written, Parent has furnished to Trizec and TZ Canada correct and complete copies thereof) between or among Parent, MergerCo, AcquisitionCo, or any affiliate of Parent, on the one hand, and any member of the management of Trizec and TZ Canada or any person that owns 5% or more of the share or of the outstanding capital stock of Trizec or TZ Canada, on the other hand.
      Section 6.10.     Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, MergerCo, AcquisitionCo or any of their subsidiaries.
ARTICLE VII
CONDUCT OF BUSINESS PENDING THE MERGERS AND ARRANGEMENT
      Section 7.01.     Conduct of Business by Trizec Pending the Trizec Merger. Trizec agrees that, between the date of this Agreement and the Trizec Merger Effective Time, except as required, permitted or otherwise contemplated by this Agreement (including, without limitation, Section 7.02 hereof with respect to the sale of 1031 Assets) or as set forth in Section 7.01 of the Trizec Disclosure Schedule and except with the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed, the businesses of Trizec and the Trizec Subsidiaries shall be conducted in, and Trizec and the Trizec Subsidiaries shall not take any action, except in the ordinary course of business consistent with past practice; Trizec shall use its commercially reasonable efforts to preserve substantially intact the business organization of Trizec and the Trizec Subsidiaries and to preserve the current relationships of Trizec and the Trizec Subsidiaries with lessees and other persons with which Trizec or any Trizec Subsidiary has significant business relations; and Trizec and the Trizec Subsidiaries shall take all actions, and refrain from taking all actions, as are necessary to ensure that Trizec will qualify as a REIT for the taxable year of Trizec that includes the Trizec Merger Effective Time. Except as required, permitted or otherwise contemplated by this Agreement or as set forth in Section 7.01 of the Trizec Disclosure Schedule, neither Trizec nor any Trizec Subsidiary shall, between the date of this Agreement and the Trizec Merger Effective Time, do any of the following without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed; provided, however, that consent of Parent shall be deemed to have been given if Parent does not object within five (5) business days from the date on which request for such consent is provided by Trizec to Parent:

(a) amend or otherwise change any provision of the Trizec Charter, Trizec Bylaws, Operating Company LLC Agreement, certificate of formation of the Operating Company, or similar organizational or governance documents;

(b) authorize for issuance, issue or sell, pledge, dispose of or subject to any Lien or agree or commit to any of the foregoing in respect of any shares of any class of capital stock or other equity interest of Trizec or any Trizec Subsidiary or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other equity interest, of Trizec or any Trizec Subsidiary, other than (A) the issuance of Trizec Common Shares issuable pursuant to Trizec Stock Awards outstanding on the date hereof, (B) the issuance of Trizec Common Shares in exchange for Operating Company Common Units pursuant to the Operating Company LLC Agreement, (C) the issuance of Trizec Common Shares in connection with the ESPP and DRIP, and (D) the issuance of Trizec Common Shares in accordance with the terms of the Trizec Class F Stock; (ii) repurchase, redeem or otherwise acquire any securities or equity equivalents except in connection with the cashless exercise of Trizec Stock Options, the vesting of Trizec Restricted Share Rights or Trizec Restricted Stock Shares, the lapse of restrictions on Trizec Restricted Share Rights or Trizec Restricted Stock Shares, or the redemption of Operating Company LLC Units pursuant to the Operating Company LLC Agreement; (iii) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions (whether in cash, shares, property or otherwise) in respect of, any shares of Trizec’s capital stock or the shares of stock or other equity interests in any Trizec Subsidiary that is not directly or indirectly wholly-owned by Trizec, except for (A) dividends by any direct or indirect wholly owned Trizec Subsidiary to Trizec or any other Trizec Subsidiary, (B) regular quarterly dividends not in excess of $.20 per Trizec Common Share on Trizec Common Shares (including, without limitation, pursuant to the DRIP) declared and paid in cash at times consistent with past practice, (C) special dividends on the Trizec Special Voting Stock declared and paid in accordance with the terms of the Trizec Special Voting Stock as set forth in Trizec Charter, and (D) dividend equivalents paid with respect to Trizec Restricted Share Rights and (E) dividends on the Trizec Class F Stock declared and paid in accordance with the terms of the Class F Stock set forth in the Trizec Charter; or (iv) split, subdivide, combine or reclassify any shares, stock or other equity interests of Trizec or any Trizec Subsidiary or issue or authorize the issuance of any securities in respect of, in lieu of or in substitution for shares of such shares, stock or other equity interests;

(c) (i) acquire (by merger, consolidation, acquisition of equity interests or assets, or any other business combination) any corporation, partnership, limited liability company, joint venture or other business organization (or division thereof) or any property exceeding $500,000 other than as identified in Trizec’s Argus model under the line item “Capital,” as provided to Parent (the “2006 Budget”) (other than real property) or (ii) acquire, enter into any option to acquire, or exercise an option or other right or election or enter into any other commitment or agreement (each, a “Commitment”) for the acquisition of any real property, other than (A) any Commitment referred to in Section 7.01(c)(ii) of the Trizec Disclosure Schedule or (B) acquisitions of the office properties listed in Section 7.01(c)(ii) of the Trizec Disclosure Schedule;

(d) except as set forth in Section 7.01(d) of the Trizec Disclosure Schedule, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person (other than a Trizec Subsidiary) for borrowed money, except for: (i) indebtedness for borrowed money incurred under Trizec’s line of credit facility or other existing similar lines of credit, including draws under existing construction loans, in the ordinary course of business; (ii) refinancing of mortgage indebtedness secured by one or more Trizec Properties as such loans become due and payable in accordance with their terms; (iii) indebtedness for borrowed money with a maturity of not more than one year in a principal amount not in excess of $10,000,000 in the aggregate for Trizec and the Trizec Subsidiaries taken as a whole; (iv) indebtedness in connection with the acquisition of real properties as contemplated by Section 7.01(c) of the Trizec Disclosure Schedule; or (v) indebtedness for borrowed money incurred in order for (A) Trizec to pay regular cash dividends per share of the Trizec Common Shares, declared and paid quarterly, in accordance with past practice, (B) the Operating Company to make corresponding regular quarterly distributions payable to holders of Operating Company LLC Units, (C) Trizec to pay special dividends on the Trizec Special Voting Stock declared and paid in accordance with the terms of the Trizec Special Voting Stock as set forth in Trizec Charter, and (D) the Operating Company to make corresponding special distributions payable to holders of Operating Company SV Units;

(e) except as set forth in Section 7.01(e) of the Trizec Disclosure Schedule, materially amend or terminate any Material Contract or enter into any new contract or agreement that, if entered into prior to the date of this Agreement, would have been required to be listed in Section 4.17 of the Trizec Disclosure Schedule as a Material Contract;

(f) except as set forth in Section 7.01(f) of the Trizec Disclosure Schedule or except as required by the contractual commitments or corporate policies with respect to severance or termination pay in existence on the date of this Agreement, (i) increase the compensation or benefits payable to its directors, officers or non-executive employees, except for increases in the ordinary course of business consistent with past practice in salaries, wages, bonuses, incentives or benefits of non-executive employees of Trizec or any Trizec Subsidiary or (ii) grant to any director, officer, employee or independent contractor of Trizec or of any Trizec Subsidiary any new severance, change of control or termination pay, grant any increase in, or otherwise adopt, alter or amend, any right to receive any severance, change of control or termination pay or benefits or establish, adopt, enter into or amend any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, loan, retention, consulting, indemnification, termination, severance, welfare or other similar plan, agreement, trust, fund, policy or arrangement with any director, officer, employee or independent contractor;

(g) pre-pay any long-term debt, except (i) in the ordinary course of business (which shall be deemed to include, without limitation, pre-payments or repayments of lines of credit facilities or other similar lines of credit, payments made in respect of any termination or settlement of any interest rate swap or other similar hedging instrument relating thereto, or prepayments of mortgage indebtedness secured by one or more Trizec Properties in accordance with their terms, as such loans become due and payable) and (ii) prepayments in an amount not to exceed $10,000,000 in the aggregate for Trizec and the Trizec Subsidiaries taken as a whole, or pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice and in accordance with their terms;

(h) except as required by the SEC or changes in GAAP which become effective after the date of this Agreement, or as recommended by Trizec’s audit committee or independent auditors, in which case Trizec shall notify the Parent, materially change any of its accounting policies (whether for financial accounting or Tax purposes);

(i) except as set forth in Section 7.01(i) or in connection with a right being exercised by a tenant under an existing Trizec Lease (and in accordance with the terms and conditions thereof), enter into any new lease (including renewals) for in excess of 100,000 square feet of net rentable area at a Trizec Property, (ii) except in connection with a right being exercised by a tenant under an existing Trizec Lease (and in accordance with the terms and conditions thereof), terminate or materially modify or amend any Trizec Lease that relates to in excess of 100,000 square feet of net rentable area, or (iii) terminate or materially modify or amend any Trizec Ground Lease;

(j) authorize, or enter into any commitment for, any new material capital expenditure (such authorized or committed new material capital expenditures being referred to hereinafter as the “Capital Expenditures”) relating to Trizec Properties other than (i) Capital Expenditures to be made in connection with Trizec Leases that Trizec is permitted to enter into pursuant to Section 7.01(i), (ii) Capital Expenditures identified in the 2006 Budget, (iii) any other individual Capital Expenditure not exceeding $5,000,000 in the aggregate, (iv) Capital Expenditures in the ordinary course of business and consistent with past practice necessary to maintain the physical and structural integrity of Trizec Properties and as reasonably determined by Trizec to be necessary to keep Trizec Properties in working order to comply with Laws, and to repair and/or prevent damage to any of Trizec Properties as is necessary in the event of an emergency situation, and (v) tenant improvements required under existing Trizec Leases and any leases that Trizec is permitted to enter into pursuant to Section 7.01(i);

(k) except as set forth in Section 7.01(k) of the Trizec Disclosure Schedule, waive, release, assign, settle or compromise any pending or threatened action or claim other than settlements or compromises for litigation where the amount paid (after reduction by any insurance proceeds actually received) exceeds $500,000 in the aggregate; provided that neither Trizec nor any Trizec Subsidiary shall waive, settle or compromise any pending or threatened action or claim relating to this Agreement, the Mergers or any of the transactions contemplated by the Agreement or any pending or threatened action or claim brought by or on behalf of Trizec’s shareholders without the prior consent of Parent, which consent shall not be unreasonably withheld;

(l) make, change or rescind any material Tax election or change a material method of Tax accounting, amend any material Tax Return, or settle or compromise any material federal, state, local or foreign income Tax liability, audit, claim or assessment, or enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund unless in each case such action is required by law or necessary (i) to preserve the status of the Trizec as a REIT under the Code, or (ii) to qualify or preserve the status of any Trizec Subsidiary as a partnership for federal income tax purposes or as a qualified REIT subsidiary or a taxable REIT subsidiary the applicable provisions of Section 856 of the Code, as the case may be (provided that in such events the Trizec shall notify Parent of such election and shall not fail to make such election in a timely manner);

(m) enter into, amend, supplement or modify any Tax Protection Agreement, or take any action that would, or could reasonably be expected to, violate any Tax Protection Agreement or otherwise give rise to any liability of Trizec or any Trizec Subsidiary with respect thereto;

(n) amend any term of any outstanding security of Trizec or any Trizec Subsidiary;

(o) sell or otherwise dispose of, or subject to any Lien, any of Trizec Properties other than (i) pending sales of Trizec Properties pursuant to definitive agreements executed prior to the date hereof, or (ii) the sale of Trizec Properties currently being marketed for sale, in each case as identified on Section 7.01(o) of the Trizec Disclosure Schedule;

(p) adopt a plan of complete or partial liquidation or dissolution or adopt resolutions providing for or authorizing such liquidation or dissolution;

(q) fail to maintain in full force and effect the existing insurance policies or to replace such insurance policies with comparable insurance policies covering Trizec, Trizec Properties, Trizec Subsidiaries and their respective properties, assets and businesses;

(r) take any action that would cause any of the representation or warranties of Trizec contained herein to become inaccurate in any material respect or any of the covenants of Trizec to be breached in any material respect or result in the failure to be satisfied of any of the conditions set forth in Section 9.02;

(s) fail to maintain in full force and effect the existing insurance policies or to replace such insurance policies with comparable policies covering Trizec or Trizec Subsidiaries and their respective properties, assets and businesses.

(t) enter into, or amend or modify, any material agreement or arrangement with any of Trizec’s directors or executive officers, or TZ Canada or TZ Hungary, without the prior written consent of Parent and the approval of a majority of the “independent” members of the Trizec Board; and

(u) announce an intention, enter into any agreement or otherwise make a commitment, to do any of the foregoing.
      Section 7.02.     Sale of 1031 Assets. Trizec and Parent agree to engage in the sale of certain Trizec Properties as the second step of “reverse like-kind exchange” transactions intended to comply with Section 1031 of the Code, on the terms and conditions set forth on Exhibit H hereto.
      Section 7.03.     Conduct of Business by TZ Canada Pending the Arrangement. TZ Canada agrees that, between the date of this Agreement and the Plan of Arrangement Effective Time, except as required, permitted or otherwise contemplated by this Agreement or as set forth in Section 7.03(b) through Section 7.03(n) of the TZ Canada Disclosure Schedule and except with the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed, the businesses of TZ Canada and the TZ Canada Subsidiaries shall be conducted in, and TZ Canada and the TZ Canada Subsidiaries shall not take any action, except in the ordinary course of business consistent with past practice, and TZ Canada shall use its commercially reasonable efforts to preserve substantially intact the business organization of TZ Canada and the TZ Canada Subsidiaries and to preserve the current relationships of TZ Canada and the TZ Canada Subsidiaries with persons with which TZ Canada or any TZ Canada Subsidiary has significant business relations. Except as required, permitted or otherwise contemplated by this Agreement or as set forth in Section 7.03 of the TZ Canada Disclosure Schedule, neither TZ Canada nor any TZ Canada Subsidiary shall, between the date of this Agreement and the Plan of Arrangement Effective Time, do any of the following without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed; provided, however, that consent of Parent shall be deemed to have been given if Parent does not object within five (5) business days from the date on which request for such consent is provided by TZ Canada to Parent:

(a) amend or otherwise change any provision of the TZ Canada Articles or TZ Canada Bylaws;

(b) except as set forth in Section 7.03(b) of the TZ Canada Disclosure Schedule, (i) authorize for issuance, issue or sell, pledge, dispose of or subject to any lien or agree or commit to any of the foregoing in respect of any shares of any class of capital stock of TZ Canada or any TZ Canada Subsidiary or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other equity interest, of TZ Canada or any TZ Canada Subsidiary, other than the issuance of TZ Canada SVS issuable pursuant to the TZ Canada Options outstanding on the date hereof or pursuant to the TZ Canada Articles; (ii) repurchase, redeem or otherwise acquire any securities, or equity equivalents, (iii) reclassify, combine, split, or subdivide any shares in the capital of TZ Canada; or (iv) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions (whether in cash, shares, property or otherwise) in respect of, any shares in the capital of TZ Canada or the shares or other equity interests in any TZ Canada Subsidiary that is not directly or indirectly wholly-owned by TZ Canada, except for (A) dividends by any direct or indirect wholly-owned TZ Canada Subsidiary to TZ Canada or any other TZ Canada Subsidiary and (B) regular quarterly dividends not in excess of $0.20 per TZ Canada Share;

(c) except as set forth in Section 7.03(c) of the TZ Canada Disclosure Schedule, sell or agree to sell, transfer, dispose, assign or otherwise encumber any shares of Trizec directly or indirectly owned by it, including Trizec Common Shares, or any other property other than in connection with management of assets in a manner consistent with past practice.

(d) except as set forth in Section 7.03(d) of the TZ Canada Disclosure Schedule, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person (other than a TZ Canada Subsidiary) for borrowed money, except for: (i) indebtedness for borrowed money incurred under TZ Canada’s line of credit facility or other existing similar lines of credit in the ordinary course of business; (ii) indebtedness for borrowed money with a maturity of not more than one year in a principal amount not in excess of $4,000,000 in the aggregate for TZ Canada and the TZ Canada Subsidiaries taken as a whole; (iii) indebtedness for borrowed money incurred under TZ Canada’s existing lines of credit in order for TZ Canada to pay regular cash dividends per share of the TZ Canada SVS and the TZ Canada MVS, declared and paid quarterly, in accordance with past practice; or (iv) as between TZ Canada and any TZ Canada Subsidiary or as between TZ Canada Subsidiaries;

(e) except as set forth in Section 7.03(e) of the TZ Canada Disclosure Schedule, materially amend or terminate any TZ Canada Material Contract or enter into any new contract or agreement that, if entered into prior to the date of this Agreement, would have been required to be listed in Section 5.18 of the TZ Canada Disclosure Schedule as a TZ Canada Material Contract;

(f) except as set forth in Section 7.03(f) of the TZ Canada Disclosure Schedule or except as required by the contractual commitments with respect to severance or termination pay in existence on the date of this Agreement, (i) increase the compensation or benefits payable to its directors, officers or non-executive employees, except for increases in the ordinary course of business consistent with past practice in salaries, wages, bonuses, incentives or benefits of directors, officers or employees of TZ Canada or any TZ Canada Subsidiary or (ii) grant to any director, officer, employee or independent contractor of TZ Canada or of any TZ Canada Subsidiary any new severance, change of control or termination pay, grant any increase in, or otherwise adopt, alter or amend, any right to receive any severance, change of control or termination pay or benefits or establish, adopt, enter into or amend any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, loan, retention, consulting, indemnification, termination, severance, welfare or other similar plan, agreement, trust, fund, policy or arrangement with any director, officer, employee or independent contractor;

(g) except as set forth in Section 7.03(g) of the TZ Canada Disclosure Schedule, pre-pay any long-term debt (other than inter-corporate debt), except in the ordinary course of business (which shall be deemed to include, without limitation, pre-payments or repayments of lines of credit facilities or other similar lines of credit, payments made in respect of any termination or settlement of any interest rate swap or other similar hedging instrument relating thereto) in an amount not to exceed $4,000,000 in the aggregate for TZ Canada and the TZ Canada Subsidiaries taken as a whole, or pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice and in accordance with their terms;

(h) except as required by changes in Canadian GAAP which become effective after the date of this Agreement, or as recommended by TZ Canada’s independent auditors, in which case TZ Canada shall notify the Parent, materially change any of its accounting policies (whether for financial accounting or Tax purposes);

(i) except as set forth in Section 7.03(i) of the TZ Canada Disclosure Schedule, waive, release, assign, settle or compromise any pending or threatened action or claim other than settlements or compromises for litigation where the amount paid (after reduction by any insurance proceeds actually received) exceeds $500,000 in the aggregate; provided that neither TZ Canada nor any TZ Canada Subsidiary shall waive, settle or compromise any pending or threatened action or claim relating to this Agreement, the Mergers or any of the transactions contemplated by the Agreement or any pending or threatened action or claim brought by or on behalf of TZ Canada’s shareholders without the prior consent of Parent, which consent shall not be unreasonably withheld.

(j) except as set forth in Section 7.03(j) of the TZ Canada Disclosure Schedule, make, change or rescind any material Tax election or change a material method of Tax accounting, amend any material Tax Return or settle or compromise any material federal, provincial, local or foreign income Tax liability, audit, claim or assessment unless such action is required by law or necessary to preserve any status of TZ Canada or any TZ Canada Subsidiary for Tax purposes;

(k) except as set forth in Section 7.03(k) of the TZ Canada Disclosure Schedule, amend any term of any outstanding security of TZ Canada;

(l) in respect of TZ Canada, adopt a plan of complete or partial liquidation or dissolution or adopt resolutions providing for or authorizing such liquidation or dissolution;

(m) except as set forth in Section 7.03(m) of the TZ Canada Disclosure Schedule, take any action that would cause any of the representation or warranties of TZ Canada contained herein to become inaccurate in any material respect or any of the covenants of TZ Canada to be breached in any material respect or result in the failure to be satisfied of any of the conditions set forth in Section 9.02;

(n) (i) acquire or invest in (by merger, consolidation, acquisition of equity interests or assets, or any other business combination) any corporation, partnership, limited liability company, joint venture or other business organization (or division thereof) or any property or (ii) enter into any option to acquire or invest in, or exercise an option or other right or election or enter into any other commitment or agreement for the acquisition or investment of any property, other than any commitment referred to in Section 7.03(n) of the TZ Canada Disclosure Schedule or in connection with management of assets by TZ Canada in a manner consistent with past practice.

(o) fail to maintain in full force and effect the existing insurance policies or to replace such insurance policies with comparable policies covering TZ Canada or TZ Canada subsidiaries and their respective properties, assets and businesses.

(p) enter into, or materially amend or modify, any material agreement or arrangement with any of TZ Canada’s directors or executive officers without the prior written consent of Parent and the approval of a majority of the members of the TZ Canada Board; and

(q) announce an intention, enter into any agreement or otherwise make a commitment, to do any of the foregoing.

      Section 7.04.     Conduct of Business by Buyer Parties Pending the Trizec Merger. The Buyer Parties agree that, between the date of this Agreement and the Trizec Merger Effective Time, except as contemplated by this Agreement, they shall not, directly or indirectly, without the prior written consent of Trizec and TZ Canada, take or cause to be taken any action that (a) could be expected to materially delay or impair the consummation of the transactions contemplated by this Agreement, or propose, announce an intention, enter into any agreement or otherwise make a commitment to take any such action, or (b) would cause any of the representations or warranties of the Buyer Parties contained herein to become inaccurate in any material respect or any of the covenants of the Buyer Parties to be breached in any material respect or result in the failure to be satisfied of any of the conditions set forth in Section 9.03.
      Section 7.05.     Advise of Changes. Each of Trizec and TZ Canada shall promptly advise Parent of any event, effect, development or change that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on such party and Parent shall promptly advise Trizec and TZ Canada of any event, effect, development or change that, individually or in the aggregate, has materially delayed or impaired, or would reasonably be expected to materially delay or impair, consummation of the transactions contemplated by this Agreement. Each of Trizec and TZ Canada shall give prompt notice to Parent, and Parent shall give prompt notice to Trizec and TZ Canada, of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.
ARTICLE VIII
ADDITIONAL AGREEMENTS
      Section 8.01.     Trizec Proxy Statement; Other Filings; Stockholders’ Meeting.
      (a) As promptly as practicable following the date of this Agreement, Trizec shall prepare and, after consultation with Parent, file with the SEC the preliminary Proxy Statement and each of Trizec and Parent shall, or shall cause their respective affiliates to, prepare and, after consultation with each other, file with the SEC all Other Filings that are required to be filed by such party in connection with the transactions contemplated hereby. Each of Trizec, TZ Canada and Parent shall furnish all information concerning itself and its affiliates that is required to be included in the Proxy Statement or, to the extent applicable, the Other Filings, or that is customarily included in proxy statements prepared in connection with transactions of the type contemplated by this Agreement. Each of Trizec, TZ Canada and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect to the Proxy Statement or the Other Filings, and Trizec shall use its reasonable best efforts to cause the definitive Proxy Statement to be cleared by the SEC and mailed to Trizec’s stockholders as promptly as reasonably practicable following clearance from the SEC. Trizec shall promptly notify TZ Canada and Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement or the Other Filings and shall promptly provide TZ Canada and Parent with copies of all correspondence between Trizec and its representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement or the Other Filings. If at any time prior to the Trizec Stockholders’ Meeting, any information relating to Trizec, TZ Canada or the Buyer Parties or any of their respective affiliates, officers, members or directors, should be discovered by Trizec, TZ Canada or Parent which should be set forth in an amendment or supplement to the Proxy Statement or the Other Filings, so that the Proxy Statement or the Other Filings shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of Trizec. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or filing the Other Filings (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Trizec shall provide Parent a reasonable opportunity to review and comment on such document or response and will in good faith consider such comments, and to the extent practicable, Trizec will provide TZ Canada and Parent with the opportunity to participate in any substantive calls between Trizec, or any of its representatives, and the SEC concerning the Proxy Statement.
      (b) Trizec shall duly call, give notice of, convene and hold a meeting of its stockholders (including any adjournments or postponements thereof, the “Trizec Stockholders’ Meeting”), as promptly as practicable after the date of this Agreement, for the purpose of voting upon the adoption of this Agreement. Subject to the following sentence, (i) the Trizec Board shall recommend to holders of the Shares that they adopt this Agreement (the “Trizec Recommendation”), and include such recommendation in the Proxy Statement, and (ii) Trizec will use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and will use its reasonable best efforts to take all other action necessary or advisable to secure the Trizec Stockholder Approval. Notwithstanding anything in this Agreement to the contrary, the Trizec Board or the Special Committee may determine (1) not to make or to withdraw, modify or change such recommendation (a “Trizec Change in Recommendation”), and (2) not to use such efforts to solicit proxies or take such other necessary or advisable actions in favor of the adoption of this Agreement if, in the case of both clauses (1) and (2), it has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law. Unless this Agreement has been terminated in accordance with Section 10.01, Trizec shall hold the Trizec Stockholders’ Meeting regardless of whether the Trizec Board has made a Trizec Change in Recommendation. If there are an insufficient number of Trizec Common Shares represented in person or by proxy at the Trizec Stockholders’ Meeting to constitute a quorum or to adopt this Agreement, Trizec may adjourn or postpone, as applicable, the Trizec Stockholders’ Meeting for up to ten (10) business days so long as, during such period, Trizec uses its reasonable best efforts to obtain a quorum and the requisite vote to adopt this Agreement as promptly as practicable. Trizec may, if it receives a bona fide written unsolicited Trizec Acquisition Proposal, delay the mailing of the Proxy Statement or the holding of the Trizec Stockholders’ Meeting, in each case for such reasonable period as would provide a reasonable opportunity for the Trizec Board and/or the Special Committee to consider such Trizec Acquisition Proposal and to determine the effect, if any, on the Trizec Recommendation (but in any event not longer than ten (10) days).
      Section 8.02.     TZ Canada Circular
      (a) TZ Canada shall, as soon as reasonably practicable, apply under the CBCA for an order of the Court approving the Arrangement and, in connection with such application, TZ Canada shall file and diligently prosecute an application for an Interim Order providing for the calling and holding of the TZ Canada Shareholders Meeting for the purpose of considering, and if deemed advisable, approving the Plan of Arrangement. The application shall request that the Interim Order provide (i) for the class of Persons to whom notice is to be provided in respect of the Plan of Arrangement and the TZ Canada Shareholders Meeting and for the manner in which such notice is to be provided, (ii) that the requisite approval for the TZ Canada Transaction Resolution shall be 66 2/3% of the votes cast on the TZ Canada Transaction Resolution by the TZ Canada Shareholders present in person or by proxy at the TZ Canada Shareholders Meeting, (iii) that, in all other respects, the terms, restrictions and conditions of the By-laws and Articles of TZ Canada, including quorum requirements and all other matters, shall apply in respect of the TZ Canada Shareholders Meeting, and (iv) for the grant of the TZ Canada Dissent Rights.
      (b) Subject to Section 8.02(a), TZ Canada shall duly call, give notice of, convene and hold a meeting of its shareholders (including any adjustments or postponements thereof, the “TZ Canada Shareholders Meeting”) for the purpose of considering the TZ Canada Transaction Resolution. Subject to the following sentence, (i) the TZ Canada Board shall recommend to the TZ Canada Shareholders that they approve the TZ Canada Transaction Resolution (the “TZ Canada Recommendation”) and include each recommendation in the TZ Canada circular, and (ii) TZ Canada will use its reasonable best efforts to solicit from the TZ Canada Shareholders proxies in favor of the approval of the TZ Canada Transaction Resolution and will use its reasonable best efforts to take all other action necessary or advisable to secure the TZ Canada Shareholder Approval. Notwithstanding the foregoing or anything in this Agreement to the contrary, the TZ Canada Board may determine (1) not to make or may withdraw, modify or change such recommendation (a “TZ Canada Change in Recommendation”), and (2) not to use such efforts to solicit proxies or take such other necessary or advisable actions in favor of the approval of the TZ Canada Transaction Resolution if, in the case of both clauses (1) and (2), it has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Canadian Law. Unless this Agreement has been terminated in accordance with Section 10.01, TZ Canada shall hold the TZ Canada Shareholders’ Meeting regardless whether the TZ Canada Board has made a TZ Canada Change in Recommendation. If there are an insufficient number of TZ Canada Shares represented in person or by proxy at the TZ Canada Shareholders’ Meeting to constitute a quorum or to adopt this Agreement, TZ Canada may adjourn or postpone, as applicable, the TZ Canada Shareholders’ Meeting for up to ten (10) business days so long as, during such period, TZ Canada uses its reasonable best efforts to obtain a quorum and the requisite vote to adopt this Agreement as promptly as practicable. TZ Canada may, if it receives an unsolicited TZ Canada Acquisition Proposal, delay the mailing of the TZ Canada Circular or the holding of the TZ Canada Shareholders Meeting, in each case for such reasonable period as would provide a reasonable opportunity for the TZ Canada Board to consider such TZ Canada Acquisition Proposal and to determine the effect, if any, on the TZ Canada Recommendation (but in any event not longer than ten (10) days).
      (c) TZ Canada shall, subject to obtaining the approvals as are required by the Interim Order, use commercially reasonable efforts to diligently prosecute the application to the Court for the Final Order.
      (d) As promptly as practicable following the date of this Agreement, TZ Canada shall prepare, in consultation with Parent, the TZ Canada Circular and Trizec and Parent shall prepare and file, in consultation with TZ Canada, any Additional Filings that are required to be made with any securities regulator in connection with the transactions contemplated hereby. Each of Trizec, TZ Canada and Parent shall furnish all information concerning itself and its affiliates that is required to be included in the TZ Canada Circular or, to the extent applicable, the Additional Filings, or that is customarily included in proxy statements prepared in connection with transactions of the type contemplated by the Plan of Arrangement. If applicable, each of Trizec, TZ Canada and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments of applicable securities regulators with respect to the TZ Canada Circular or the Additional Filings. TZ Canada shall promptly notify Trizec and Parent upon the receipt of any comments from any applicable securities regulator or its staff or any request from any applicable securities regulator or its staff for amendments or supplements to the TZ Canada Circular or the Additional Filings and shall promptly provide Trizec and Parent with copies of all correspondence between TZ Canada and its representatives, on the one hand, and the applicable securities regulator and its staff, on the other hand, relating to the TZ Canada Circular or the Additional Filings. If at any time prior to the TZ Canada Shareholders Meeting, any information relating to Trizec, TZ Canada or the Buyer Parties or any of their respective affiliates, officers, members or directors, should be discovered by Trizec, TZ Canada or Parent which should be set forth in an amendment or supplement to the TZ Canada Circular or the Additional Filings, so that the TZ Canada Circular or the Additional Filings shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the applicable securities regulator and, to the extent required by applicable Law, disseminated to the TZ Canada Shareholders. Notwithstanding anything to the contrary stated above, prior to filing or mailing the TZ Canada Circular or filing the Additional Filings (or any amendment or supplement thereto) or responding to any comments of an applicable securities regulator with respect thereto, TZ Canada shall provide Trizec and Parent a reasonable opportunity to review and comment on such document or response and will in good faith consider such comments, and to the extent practicable, TZ Canada will provide Trizec and Parent with the opportunity to participate in any substantive calls between TZ Canada, or any of its representatives, and the applicable securities regulator concerning the TZ Canada Circular.
      Section 8.03.     Access to Information; Confidentiality.
      (a) Subject to applicable Law and confidentiality agreements, from the date hereof until the Trizec Merger Effective Time, the Trizec Parties and TZ Canada shall, and shall cause their respective subsidiaries and the officers, directors, employees, auditors and agents of the Trizec Parties and TZ Canada and their respective subsidiaries to afford Parent and its financing sources, legal counsel, accountants and other representatives, following notice from Parent to the Trizec Parties and TZ Canada in accordance with this Section 8.03, reasonable access during normal business hours to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Trizec Parties and TZ Canada and each of their respective subsidiaries, and all other financial, operating and other data and information as Parent may reasonably request. Notwithstanding the foregoing, neither Parent nor any of its representatives shall (i) contact or have any discussions with any of the Trizec Parties’ or TZ Canada’s or either of their subsidiaries’ employees, agents, or representatives, unless in each case Parent obtains the prior written consent of the Trizec Parties or TZ Canada, as applicable, which shall not be unreasonably withheld, (ii) contact or have any discussions with any of the landlords/sub landlords, tenants/subtenants, or licensees or franchisees of the Trizec Parties and TZ Canada or their respective subsidiaries, unless in each case Parent obtains the prior written consent of the Trizec Parties or TZ Canada, as applicable, which shall not be unreasonably withheld, (iii) damage any property or any portion thereof, or (iv) perform any onsite procedure or investigation (including any onsite environmental investigation or study) without the Trizec Parties’ or TZ Canada’s, as applicable, prior written consent. Parent shall schedule and coordinate all inspections with the Trizec Parties and TZ Canada and shall give the Trizec Parties and TZ Canada at least three (3) Business Days prior written notice thereof, setting forth the inspection or materials that Parent or its representatives intend to conduct or review, as applicable, and Parent is required to give the Trizec Parties and TZ Canada such written notice at least one (1) Business Day prior to the date that any tenant of a Trizec Property which Parent wishes to inspect is entitled to receive notice of any such inspection under the applicable Trizec Lease. The Trizec Parties and TZ Canada shall be entitled to have representatives present at all times during any such inspection. Notwithstanding the foregoing, neither the Trizec Parties and TZ Canada nor any of their respective subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the Trizec Parties or TZ Canada or any of their respective subsidiaries or contravene any Law or binding agreement entered into prior to the date of this Agreement.
      (b) Prior to the Trizec Merger Effective Time, all information obtained by Parent pursuant to this Section 8.03 shall be kept confidential in accordance with the confidentiality agreement dated May 15, 2006 between Brookfield Properties Corporation, Trizec and TZ Canada (the “Confidentiality Agreement”).

      Section 8.04.     No Solicitation of Transactions by Trizec Parties.
      (a) During the term of this Agreement, none of the Trizec Parties, any Trizec Subsidiary, TZ Canada or any TZ Canada Subsidiary shall, nor shall it authorize or knowingly permit, directly or indirectly, any officer, trustee, director, employee, investment banker, financial advisor, attorney, broker, finder or other agent, representative or affiliate (each, a “Representative”) of the Trizec Parties, any Trizec Subsidiary, TZ Canada or any TZ Canada Subsidiary to, (x) initiate, solicit, knowingly encourage or knowingly facilitate (including by way of furnishing nonpublic information or assistance) any inquiries or the making of any proposal or other action that constitutes, or may reasonably be expected to lead to, any Trizec Acquisition Proposal, (y) enter into discussions or negotiate with any Person in furtherance of such inquiries or to obtain a Trizec Acquisition Proposal, or (z) enter into any agreement in principle, contract or agreement (other than a confidentiality agreement entered into in accordance with the provisions of this Section 8.04) with respect to a Trizec Acquisition Proposal. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, at any time prior to the receipt of the Trizec Stockholder Approval, following the receipt by the Trizec Parties or any Trizec Subsidiary of a bona fide written Trizec Acquisition Proposal (that was not solicited, encouraged or facilitated in violation of, or did not otherwise result from a breach of, this Section 8.04(a)), the Trizec Board or the Special Committee may (directly or through Representatives) (i) contact such Person and its advisors solely for the purpose of clarifying the proposal and any material terms thereof and the conditions to and likelihood of consummation, so as to determine whether such proposal is, or is reasonably likely to lead to, a Trizec Superior Proposal and (ii) if (x) the Trizec Board or the Special Committee determines in good faith after consultation with its outside legal and financial advisors that such Trizec Acquisition Proposal is, or is reasonably likely to lead to, a Trizec Superior Proposal and (y) the Trizec Board or the Special Committee determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, the Trizec Board or the Special Committee may (A) furnish non-public information with respect to the Trizec Parties and the Trizec Subsidiaries to the Person who made such proposal (provided that Trizec (1) has previously furnished or concurrently furnishes such information to Parent and (2) shall furnish such information pursuant to a confidentiality agreement which is at least as favorable to Trizec as the Confidentiality Agreement), (B) participate in negotiations regarding such proposal and (C) following receipt of a Combined Superior Proposal, terminate this Agreement pursuant to, and subject to compliance with, Section 10.01(h).
      (b) The Trizec Parties shall take, and shall cause the Trizec Subsidiaries to take, all actions reasonably necessary to cause their respective Representatives to immediately cease any discussions, negotiations or communications with any party or parties with respect to any Trizec Acquisition Proposal; provided, however, that nothing in this Section 8.04 shall preclude Trizec, any Trizec Subsidiary or their respective Representatives from contacting any such party or parties solely for the purpose of complying with the provisions of the last sentence of this Section 8.04(b). Trizec, the Trizec Subsidiaries and TZ Canada shall promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of a Trizec Acquisition Proposal, if any, to return or destroy all confidential information heretofore furnished to such person by or on behalf of Trizec, the Trizec Subsidiaries and TZ Canada.
      (c) The Trizec Parties shall promptly notify Parent (but in no event less than twenty-four (24) hours following the initial receipt) of any Trizec Acquisition Proposal, including the relevant details relating to a Trizec Acquisition Proposal (including the identity of the parties, all material terms thereof and a copy of such Trizec Acquisition Proposal) which any of the Trizec Parties or any Trizec Subsidiary or any of their Representatives receive after the date hereof, and shall keep Parent informed on a prompt basis as to the status of and any material developments regarding any such proposal. None of TZ Canada, Trizec or any Trizec Subsidiary shall, after the date of this Agreement, enter into any confidentiality agreement that would prohibit them from providing such information to Parent. None of TZ Canada, Trizec or any Trizec Subsidiary shall, and such parties shall not permit any of their subsidiaries to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which TZ Canada, Trizec or any Trizec Subsidiary is a party and TZ Canada, Trizec or any Trizec Subsidiary shall, and shall cause each of their Subsidiaries to, enforce the provisions of any such agreement.
      (d) Nothing in this Section 8.04 or elsewhere in this Agreement shall prevent the Trizec Board or the Special Committee from disclosing any information required to be disclosed under applicable Law or from complying with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act with respect to a Trizec Acquisition Proposal; provided, however, that neither Trizec nor the Trizec Board shall be permitted to recommend that the Trizec Stockholders tender any securities in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any Trizec Acquisition Proposal) or withdraw or modify the Trizec Recommendation, unless in each case, to the extent applicable, the requirements of Sections 8.01(b) and 8.04(a) have been satisfied. In addition, nothing in this Section 8.04 or this Agreement shall prohibit Trizec Parties from taking any action that any court of competent jurisdiction orders Trizec Parties to take.
      (e) Trizec shall not take any action to exempt any Person from the restrictions contained in Article IV of the Trizec Charter or otherwise cause any of such restrictions not to apply unless such actions are taken in connection with a termination of this Agreement in accordance with Section 10.01(h).
      Section 8.05.     No Solicitation of Transactions by TZ Canada.
      (a) During the term of this Agreement, none of TZ Canada or any TZ Canada Subsidiary shall, nor shall it authorize or knowingly permit, directly or indirectly, any Representative of the Trizec Parties, any Trizec Subsidiary, TZ Canada or any TZ Canada Subsidiary to, (x) initiate, solicit, knowingly encourage or knowingly facilitate (including by way of furnishing nonpublic information or assistance) any inquiries or the making of any proposal or other action that constitutes, or may reasonably be expected to lead to, any TZ Canada Acquisition Proposal, (y) enter into discussions or negotiate with any Person in furtherance of such inquiries or to obtain a TZ Canada Acquisition Proposal, or (z) enter into any agreement in principle, contract or agreement (other than a confidentiality agreement entered into in accordance with the provisions of this Section 8.05) with respect to a TZ Canada Acquisition Proposal. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, at any time prior to the receipt of the TZ Canada Shareholder Approval, following the receipt by TZ Canada or any TZ Canada Subsidiary of a bona fide written TZ Canada Acquisition Proposal (that was not solicited, encouraged or facilitated in violation or did not otherwise result from a breach of, this Section 8.05(a)), the TZ Canada Board may (directly or through Representatives) (i) contact such Person and its advisors solely for the purpose of clarifying the proposal and any material terms thereof and the conditions to and likelihood of consummation, so as to determine whether such proposal is, or is reasonably likely to lead to, a TZ Canada Superior Proposal and (ii) if (x) the TZ Canada Board determines in good faith after consultation with its outside legal and financial advisors that such TZ Canada Acquisition Proposal is, or is reasonably likely to lead to, a TZ Canada Superior Proposal and (y) the TZ Canada Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Canadian Law, the TZ Canada Board may (A) furnish non-public information with respect to TZ Canada and the TZ Canada Subsidiaries to the Person who made such proposal (provided that TZ Canada (1) has previously furnished or concurrently furnishes such information to Parent and (2) shall furnish such information pursuant to a confidentiality agreement which is at least as favorable to TZ Canada as the Confidentiality Agreement), (B) participate in negotiations regarding such proposal and (C) following receipt of a Combined Superior Proposal, terminate this Agreement pursuant to, and subject to compliance with, Section 10.01(h).
      (b) TZ Canada shall take, and shall cause the TZ Canada Subsidiaries to take, all actions reasonably necessary to cause their respective officers, trustees, directors, employees, investment bankers, financial advisors, attorneys, brokers, finders and any other agents, representatives or affiliates to immediately cease any discussions, negotiations or communications with any party or parties with respect to any TZ Canada Acquisition Proposal; provided, however, that nothing in this Section 8.05 shall preclude TZ Canada, any TZ Canada Subsidiary or their respective Representatives from contacting any such party or parties solely for the purpose of complying with the provisions of the last sentence of this Section 8.05(b). TZ Canada and the TZ Canada Subsidiaries shall promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of a TZ Canada Acquisition Proposal, if any, to return or destroy all confidential information heretofore furnished to such person by or on behalf of TZ Canada and the TZ Canada Subsidiaries.
      (c) TZ Canada shall promptly notify Parent (but in no event less than twenty-four (24) hours following the initial receipt) of any TZ Canada Acquisition Proposal including all of the relevant details relating to a TZ Canada Acquisition Proposal (including the identity of the parties, all material terms thereof and a copy of such TZ Canada Acquisition Proposal) which any of TZ Canada or any TZ Canada Subsidiary or any of their Representatives may receive after the date hereof, and shall keep Parent informed on a prompt basis as to the status of and any material developments regarding any such proposal. None of TZ Canada or any TZ Canada Subsidiary shall, after the date of this Agreement, enter into any confidentiality agreement that would prohibit them from providing such information to Parent. None of TZ Canada, Trizec, or the Operating Company shall, and such parties shall not permit any of their Subsidiaries to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which TZ Canada, Trizec or any Trizec Subsidiary is a party and TZ Canada, Trizec or the Operating Company shall, and shall cause each of their Subsidiaries to, enforce the provisions of any such agreement.
      (d) Nothing in this Section 8.05 or elsewhere in this Agreement shall prevent the TZ Canada Board from disclosing any information required to be disclosed under applicable Canadian Law; provided, however, that neither TZ Canada nor the TZ Canada Board shall be permitted to recommend that TZ Canada Shareholders tender any securities in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any TZ Canada Acquisition Proposal) or withdraw or modify the TZ Canada Recommendation, unless in each case, to the extent applicable, the requirements of Sections 8.02(b) and 8.05(a) have been satisfied. In addition, nothing in this Section 8.05(d) or this Agreement shall prevent TZ Canada from taking any action that any court of competent jurisdiction orders TZ Canada to take.
      Section 8.06.     Employee Benefits Matters.
      (a) From and after the Trizec Merger Effective Time, Parent shall honor in accordance with their terms all severance, change-of-control and similar obligations of Trizec and the Trizec Subsidiaries, and Parent shall pay on the Closing Date to any applicable director, officer or employee of Trizec or any Trizec Subsidiary any amounts with respect to such severance, change-in-control and similar obligations that are payable by their terms upon consummation of the Trizec Merger at the Trizec Merger Effective Time or on the Closing Date, all of which are listed in Section 8.06 of the Trizec Disclosure Schedule. From and after the effective time, Parent shall honor in accordance with their terms any other employment related contracts, agreements, arrangements and commitments of Trizec and the Trizec Subsidiaries in effect immediately prior to the Trizec Merger Effective Time that are applicable to any current or former employees, officers or directors of Trizec or any Trizec Subsidiary or any of their predecessors.
      (b) For a period of not less than twelve (12) months after the Closing Date, except as required by any applicable collective bargaining agreement, with respect to each employee of Trizec or any Trizec Subsidiary (collectively, the “Trizec Employees”) who remains an employee of Surviving Corporation or its successors or assigns or any of their subsidiaries (collectively, the “Continuing Employees”), Parent shall provide the Continuing Employees with (i) (A) base salary, (B) cash incentive compensation and (C) the value of any equity based incentive or other compensation (whether in the form of cash or equity), in each case in an amount at least equal to the same level that was provided to each such Continuing Employee or to which such Continuing Employee was entitled immediately prior to the Trizec Merger Effective Time, and (ii) employee benefits (other than equity awards) that are no less favorable in the aggregate than those provided to such Continuing Employees immediately prior to the Trizec Merger Effective Time. Each Continuing Employee will be credited with his or her years of service with Trizec and the Trizec Subsidiaries (and any predecessor entities thereof) before the Closing Date under the parallel employee benefit plan of Parent or the Trizec Subsidiaries to the same extent as such employee was entitled, before the Trizec Merger Effective Time, to credit for such service under the respective Plan (except to the extent such credit would result in the duplication of benefits and except with respect to benefit accrual under a defined benefit plan). In addition, with respect to each health benefit plan, during the calendar year that includes the Closing Date, each Continuing Employee shall be given credit for amounts paid by the employee under the respective Plan for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the parallel plan, program or arrangement of Parent or Surviving Corporation. Nothing herein shall detract from the existing right of any Trizec employee.
      (c) Prior to the Trizec Merger Effective Time, the Trizec Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of Trizec who is a covered person of Trizec for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of Trizec Common Shares or Trizec Stock Options to acquire Trizec Common Shares (or Trizec Common Shares acquired upon the vesting of any Trizec Restricted Share Rights or Trizec Restricted Stock) pursuant to this Agreement and the Trizec Merger shall be an exempt transaction for purposes of Section 16.
      (d) Prior to the Trizec Merger Effective Time, the Trizec Board shall take such actions as are necessary to terminate Trizec’s share of investment-based non-qualified deferred compensation account-based arrangements (collectively, the “Non-Qualified Account Plans”). Such action shall be contingent upon, and effective as of, the Trizec Merger Effective Time. Payment of the Non-Qualified Account Plans shall be in cash to the participants in the Non-Qualified Account Plans in a single lump-sum payment by Surviving Corporation immediately following the

Trizec Merger Effective Time; provided, however, that payment shall be delayed to the date six (6) months following a participant’s separation from service in the event, and to the extent, prior to the Trizec Merger Effective Time the Trizec Board determines that such delay is necessary to comply with the requirements of Section 409A of the Code.
      (e) From and after the Plan of Arrangement Effective Time, Parent shall honor in accordance with their terms all severance, change-of-control and similar obligations of TZ Canada and the TZ Canada Subsidiaries, and Parent shall pay on the Closing Date to any applicable director, officer or employee of TZ Canada or any TZ Canada Subsidiary any amounts with respect to such severance, change-in-control and similar obligations that are payable by their terms upon consummation of the Arrangement at the Plan of Arrangement Effective Time or on the Closing Date, all of which are listed in Section 8.06 of the TZ Canada Disclosure Schedule. From and after the Plan of Arrangement Effective Time, Parent shall honor in accordance with their terms any other employment related contracts, agreements arrangements and commitments of TZ Canada and the TZ Canada Subsidiaries in effect immediately prior to the Plan of Arrangement Effective Time that are applicable to any current or former employees, officers or directors of TZ Canada or any TZ Canada Subsidiary or any of their predecessors.
      (f) For a period of not less than twelve (12) months after the Closing Date, except as required by any applicable collective bargaining agreement, with respect to each employee of TZ Canada or any TZ Canada Subsidiary (collectively, the “TZ Canada Employees”) who remains an employee of TZ Canada or its successors or assigns or any of their subsidiaries (collectively, the “Continuing Employees”), Parent shall provide the Continuing Employees with (i) (A) base salary, (B) cash incentive compensation and (C) the value of any equity based incentive or other compensation (whether in the form of cash or equity), in each case in an amount at least equal to the same level that was provided to each such Continuing Employee or to which such Continuing Employee was entitled immediately prior to the Plan of Arrangement Effective Time, and (ii) employee benefits (excluding any equity-based awards) that are no less favorable in the aggregate than those provided to such Continuing Employees immediately prior to the Plan of Arrangement Effective Time. Each Continuing Employee will be credited with his or her years of service with TZ Canada and the TZ Canada Subsidiaries (and any predecessor entities thereof) before the Closing Date under the parallel employee benefit plan of Parent or the TZ Canada Subsidiaries to the same extent as such employee was entitled, before the Plan of Arrangement Effective Time, to credit for such service under the respective Plan (except to the extent such credit would result in the duplication of benefits and except with respect to benefit accrual under a defined benefit plan). In addition, with respect to each health benefit plan, during the calendar year that includes the Closing Date, each Continuing Employee shall be given credit for amounts paid by the employee under the respective Plan for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the parallel plan, program or arrangement of Parent or TZ Canada. Nothing herein shall detract from the existing rights of any TZ Canada employee.
      Section 8.07.  Directors’ and Officers’ Indemnification and Insurance of the Surviving Corporation.
      (a) Without limiting any additional rights that any director, officer, trustee, or fiduciary under or with respect to any employee benefit plan (within the meaning of Section 3(3) of ERISA) may have under any employment or indemnification agreement or under the Trizec Charter, Trizec Bylaws or this Agreement or, if applicable, similar organizational documents or agreements of any of the Trizec Subsidiaries, from and after the Trizec Merger Effective Time, Parent and Surviving Corporation (the “Indemnitors”) shall: (i) indemnify and hold harmless each person who is at the date hereof or during the period from the date hereof through the Closing Date serving as a director, officer or trustee, or as a fiduciary under or with respect to any employee benefit plan (within the meaning of Section 3(3) of ERISA) of Trizec or Trizec Subsidiaries (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, in connection with any Claim and any judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement) resulting therefrom; and (ii) promptly pay on behalf of or, within thirty (30) days after any request for advancement, advance to each of the Indemnified Parties, to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, any Expenses incurred in defending, serving as a witness with respect to or otherwise participating in any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security. The indemnification and advancement obligations of the Indemnitors pursuant to this Section 8.07(a) shall extend to acts or omissions occurring at or before the Trizec Merger Effective Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim relating thereto), and all rights to indemnification and advancement conferred hereunder shall continue as to a person who continues to be or who has ceased to be a director, officer or trustee of Trizec, Trizec or any Trizec Subsidiary or fiduciary under or with respect to any employee benefit plan (within the meaning of Section 3(3) of ERISA) of Trizec or any Trizec Subsidiary after the date hereof and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives. As used in this Section 8.07(a): (x) the term “Claim” means any threatened, asserted, pending or completed Action, suit or proceeding, or any inquiry or investigation, whether instituted by any party hereto, any Governmental Authority or any other party, that any Indemnified Party in good faith believes might lead to the institution of any such Action, suit or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to such Indemnified Party in his or her capacity as a director, officer or trustee of Trizec or any of the Trizec Subsidiaries or fiduciary under or with respect to any employee benefit plan (within the meaning of Section 3(3) of ERISA) or any other person at or prior to the Trizec Merger Effective Time at the request of Trizec or any of Trizec Subsidiaries; and (y) the term “Expenses” means reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including, without limitation, experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is authorized pursuant to this Section 8.07(a), including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party. Neither Parent nor Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Claim in respect of which indemnification has been or could be sought by such Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents thereto.
      (b) Without limiting the foregoing, Parent and MergerCo agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Trizec Merger Effective Time now existing in favor of the current or former directors, officers, trustees, employees, agents, or fiduciaries of Trizec or any of the Trizec Subsidiaries as provided in Trizec Charter and Trizec Bylaws (or, as applicable, the charter, bylaws, partnership agreement, limited liability company agreement, or other organizational documents of any of the Subsidiaries) and indemnification agreements of Trizec or any of the Trizec Subsidiaries identified on Section 8.07(b) of the Trizec Disclosure Schedule shall be assumed by Surviving Corporation in the Trizec Merger, without further action, at the Trizec Merger Effective Time and shall survive the Trizec Merger and shall continue in full force and effect in accordance with their terms.
      (c) For a period of six (6) years from the Trizec Merger Effective Time, the organizational documents of Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in Trizec Charter and Trizec Bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Trizec Merger Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Trizec Merger Effective Time, were directors, officers, trustees, employees, agents, or fiduciaries of Trizec or any of Trizec Subsidiaries or with respect to any Employee benefit plans (within the meaning of Section 3(3) of ERISA, unless such modification shall be required by Law and then only to the minimum extent required by Law.
      (d) Surviving Corporation shall maintain for a period of at least six (6) years the current policies of directors’ and officers’ liability insurance maintained by Trizec and the Trizec Subsidiaries with respect to claims arising from facts or events that occurred on or before the Trizec Merger Effective Time, including, without limitation, in respect of the transactions contemplated by this Agreement; provided, that (i) that Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured, provided that such substitution shall not result in gaps or lapses of coverage with respect to matters occurring before the Trizec Merger Effective Time; (ii) in no event shall Surviving Corporation be required to expend pursuant to this Section 8.07(d) more than an amount per year of coverage equal to three hundred percent (300%) of the current annual premiums paid by Trizec for such insurance. In the event that, but for the proviso to the immediately preceding sentence, Surviving Corporation would be required to expend more than three hundred percent

(300%) of the current annual premiums paid by Trizec, Surviving Corporation shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to three hundred percent (300%) of the current annual premiums paid by Trizec. Parent shall, and shall cause Surviving Corporation or its successors or assigns to, maintain such policies in full force and effect, and continue to honor all obligations thereunder.
      (e) If Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges with or into any other person and shall not be the continuing or surviving limited liability company, partnership or other entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Surviving Corporation assumes the obligations set forth in this Section 8.07.
      (f) Parent shall cause Surviving Corporation to perform all of the obligations of Surviving Corporation under this Section 8.07 and the parties acknowledge and agree that Parent guarantees the payment and performance of Surviving Corporation’s obligations pursuant to this Section 8.07.
      (g) This Section 8.07 is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties and shall be binding on all successors and assigns of Trizec, the Operating Company, Parent and Surviving Corporation. Each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 8.07.
      (h) Parent shall have the right to participate in the defense or settlement of any shareholder or member litigation against Trizec, its directors or officers, or the Operating Company relating to the Mergers or the other transactions contemplated by this Agreement, provided, however, that no such settlement shall be agreed to without Parent’s consent, which consent will not be unreasonably withheld.
      Section 8.08.  Directors’ and Officers’ Indemnification and Insurance of TZ Canada.
      (a) Without limiting any additional rights that any director, officer or trustee may have under any employment or indemnification agreement or under the TZ Canada Articles, TZ Canada Bylaws or this Agreement or, if applicable, similar organizational documents or agreements of any of the TZ Canada Subsidiaries, from and after the Plan of Arrangement Effective Time, Parent and TZ Canada shall: (i) indemnify and hold harmless each person who is at the date hereof or during the period from the date hereof through the Closing Date serving as a director, officer or trustee of TZ Canada or the TZ Canada Subsidiaries (collectively, the “TZ Canada Indemnified Parties”) to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, in connection with any Claim and any judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement) resulting therefrom; and (ii) promptly pay on behalf of or, within thirty (30) days after any request for advancement, advance to each of the TZ Canada Indemnified Parties, to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, any Expenses incurred in defending, serving as a witness with respect to or otherwise participating in any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the TZ Canada Indemnified Party of any Expenses incurred by such TZ Canada Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security. The indemnification and advancement obligations of Parent and TZ Canada pursuant to this Section 8.08(a) shall extend to acts or omissions occurring at or before the Plan of Arrangement Effective Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim relating thereto), and all rights to indemnification and advancement conferred hereunder shall continue as to a person who continues to be or who has ceased to be a director, officer, trustee, employee, agent, or fiduciary of TZ Canada or the TZ Canada Subsidiaries after the date hereof and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives. As used in this Section 8.08(a): (x) the term “Claim” means any threatened, asserted, pending or completed Action, suit or proceeding, or any inquiry or investigation, whether instituted by any party hereto, any Governmental Authority or any other party, that any TZ Canada Indemnified Party in good faith believes might lead to the institution of any such Action, suit or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to acts or omissions of such TZ Canada Indemnified Party in his or her capacity as a director, officer or trustee of TZ Canada, or any of the TZ Canada Subsidiaries; and (y) the term “Expenses” means reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including, without limitation, experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is authorized pursuant to this Section 8.08(a), including any Action relating to a claim for indemnification or advancement brought by a TZ Canada Indemnified Party. TZ Canada shall have the right to defend each TZ Canada Indemnified Party in any proceeding which may give rise to the payment of amounts hereunder; provided, however, that TZ Canada shall notify such TZ Canada Indemnified Party of any such decision to defend within ten (10) calendar days of receipt of notice of any such proceeding, and, provided further, that TZ Canada shall not, without the prior written consent of such Indemnified Party, consent to the entry of any judgment against such TZ Canada Indemnified Party or enter into any settlement or compromise which (A) includes an admission of fault of such TZ Canada Indemnified Party or (B) does not include, as an unconditional term thereof, the full release of such TZ Canada Indemnified Party from all liability in respect of such proceeding, which release shall be in form and substance reasonably satisfactory to such TZ Canada Indemnified Party and (C) notwithstanding clause (B) above, if in a proceeding to which a TZ Canada Indemnified Party is a party by reason of the TZ Canada Indemnified Party’s service as a director, officer, or trustee of TZ Canada or any of the TZ Canada Subsidiaries, (I) such TZ Canada Indemnified Party reasonably concludes that he or she may have separate defenses or counterclaims to assert with respect to any issue which may not be consistent with the position of other defendants in such proceeding, (II) a conflict of interest or potential conflict of interest exists between such TZ Canada Indemnified Party and TZ Canada, or (III) if TZ Canada fails to assume the defense of such proceeding in a timely manner, such TZ Canada Indemnified Party shall be entitled to be represented by separate legal counsel of such Indemnified Party’s choice at the expense of TZ Canada; provided, however, that TZ Canada shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); and provided further that TZ Canada shall have no obligation hereunder to any TZ Canada Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non appealable, that indemnification by such entities of such TZ Canada Indemnified Party in the manner contemplated hereby is prohibited by applicable law.
      (b) Without limiting the foregoing, Parent and AcquisitionCo acknowledge and agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Plan of Arrangement Effective Time now existing in favor of the current or former directors, officers, trustees, employees, agents, or fiduciaries of TZ Canada or any of the TZ Canada Subsidiaries as provided in TZ Canada Articles and TZ Canada Bylaws (or, as applicable, the charter, bylaws, partnership agreement, limited liability company agreement, or other organizational documents of any of the TZ Canada Subsidiaries) and indemnification agreements of TZ Canada or any of the TZ Canada Subsidiaries shall continue in full force and effect in accordance with their terms.
      (c) Parent and AcquisitionCo acknowledge and agree that for a period of at least six (6) years from the Plan of Arrangement Effective Time, the organizational documents of TZ Canada shall contain provisions no less favorable with respect to indemnification than are set forth in the TZ Canada Articles and TZ Canada Bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Plan of Arrangement Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Plan of Arrangement Effective Time, were directors, officers, trustees, employees, agents, or fiduciaries of TZ Canada or any of the TZ Canada Subsidiaries, unless such modification shall be required by Canadian Law and then only to the minimum extent required by Canadian Law.
      (d) TZ Canada shall maintain, and Parent and AcquisitionCo acknowledge and agree that TZ Canada shall maintain, for a period of at least six (6) years the current policies of directors’ and officers’ liability insurance maintained by TZ Canada and the TZ Canada Subsidiaries (or implement run-off policies) with respect to claims arising from facts or events that occurred on or before the Plan of Arrangement Effective Time, including, without limitation, in respect of the transactions contemplated by this Agreement; provided, that (i) TZ Canada may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured, provided that such substitution shall not result in gaps or lapses of coverage with respect to matters occurring before the Plan of Arrangement Effective Time; (ii) in no event shall TZ Canada be required to expend pursuant to this Section 8.08(d) more than an amount per year of coverage equal to three hundred percent (300%) of the current annual premiums paid by TZ Canada for such insurance. In the event that, but for the proviso to the immediately preceding sentence, TZ Canada would be required to expend more than three hundred percent (300%) of the current annual premiums paid by TZ Canada, TZ Canada shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to three hundred percent (300%) of the current annual premiums paid by TZ Canada. Parent and AcquisitionCo acknowledge and agree that TZ Canada shall maintain such policies in full force and effect, and continue to honor all obligations thereunder.
      (e) If TZ Canada or any of its respective successors or assigns (i) consolidates with or merges with or into any other person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of TZ Canada assumes the obligations set forth in this Section 8.08.
      (f) This Section 8.08 is intended for the irrevocable benefit of, and to grant third party rights to, the TZ Canada Indemnified Parties and shall be binding on all successors and assigns of TZ Canada and Parent. Each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 8.08.
      (g) Parent shall have the right to participate in the defense or settlement of any shareholder or member litigation against TZ Canada, its directors or officers, relating to the Mergers or the other transactions contemplated by this Agreement, provided, however, that no such settlement shall be agreed to without Parent’s consent, which consent will not be unreasonably withheld.
      Section 8.09.  Financing; Cooperation with Financing.
      (a) Parent shall use its reasonable best efforts to arrange and obtain the proceeds of the Debt Financing on the terms and conditions described in the Debt Commitment Letter, including using reasonable best efforts to (i) negotiate definitive agreements with respect thereto on terms and conditions contained therein and (ii) to satisfy all conditions applicable to the Buyer Parties in such definitive agreements. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Parent shall use its reasonable best efforts to arrange to obtain any such portion from alternative sources as promptly as practicable following the occurrence of such event. Parent shall give Trizec and TZ Canada prompt notice of any material breach by any party of the Debt Commitment Letter or any termination of the Debt Commitment Letter. Parent shall keep Trizec and TZ Canada informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing and shall not permit any material amendment or modification to be made to, or any waiver of any material provision or remedy under, the Debt Commitment Letter without first consulting with Trizec and TZ Canada or, if such amendment would or would be reasonably expected to materially and adversely affect or delay in any material respect Parent’s ability to consummate the transactions contemplated by this Agreement, without first obtaining Trizec’s and TZ Canada’s prior written consent. For the avoidance of doubt, if the Debt Financing (or any alternative financing) has not been obtained, the Buyer Parties shall continue to be obligated to consummate the Trizec Merger and the Arrangement on the terms contemplated by this Agreement and subject only to the satisfaction or waiver of the conditions set forth in Sections 9.01 and 9.02 of this Agreement and to Parent’s rights under Section 10.01, regardless of whether the Buyer Parties have complied with all of their other obligations under this Agreement (including their obligations under this Section 8.09).
      (b) Each of Trizec and TZ Canada agrees to provide, and shall cause the Trizec Subsidiaries and the TZ Canada Subsidiaries, as applicable, to provide, all reasonable cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Trizec and Trizec Subsidiaries or TZ Canada and TZ Canada Subsidiaries, as the case may be), including without limitation, (a) delivering such financial and statistical information and projections relating to Trizec, the Trizec Subsidiaries, the Material Trizec JV Entities, TZ Canada, and the TZ Canada Subsidiaries as may be reasonably requested in connection with the Debt Financing, (b) arranging for Trizec’s and TZ Canada’s independent accountants, lawyers and consultants to provide such services that may be reasonably required in respect of the Debt Financing, (c) making appropriate officers of Trizec, the Trizec Subsidiaries, the Material Trizec JV Entities, TZ Canada, and the TZ Canada Subsidiaries available for due diligence meetings and for participation in meetings with rating agencies and prospective sources of financing, (d) providing timely access to diligence materials and appropriate personnel to allow sources of financing and their representatives to complete all appropriate diligence, (e) providing assistance with respect to the review and granting of mortgages and security interests in collateral for the Debt Financing, and obtaining any consents associated therewith, and (f) obtaining estoppels and certificates from tenants, lenders and ground lessors in form and substance reasonably satisfactory to any potential lender. Parent shall promptly reimburse Trizec and TZ Canada for any reasonable costs incurred in performing their obligations under this Section 8.09(b).

      Section 8.10.  Tax Matters. During the period from the date of this Agreement to Trizec Merger Effective Time, Trizec and the Trizec Subsidiaries shall:

(a) continue to operate in such a manner as to permit Trizec to continue to qualify as a REIT for the taxable year of Trizec that includes the Trizec Merger Effective Time;

(b) prepare and timely file all Tax Returns (or obtain extensions thereof ) required to be filed by them on or before the Closing Date (“Post-Signing Returns”) in a manner consistent with past practice, except as otherwise required by applicable Laws;

(c) fully and timely pay all Taxes due and payable in respect of such Post-Signing Returns that are so filed;

(d) properly reserve (and reflect such reserve in their books and records and financial statements), for all Taxes payable by them for which no Post-Signing Return is due prior to Trizec Merger Effective Time in a manner consistent with past practice; and

(e) terminate all Tax sharing agreements to which Trizec or any of the Trizec Subsidiaries is a party such that there are no further liabilities thereunder (provided that the foregoing does not apply to existing Tax Protection Agreements). For greater certainty, the parties acknowledge that the Tax Co-operation Agreement dated May 8, 2002 between Trizec and TrizecHahn Office Properties Ltd. (a predecessor to TZ Canada) is not a Tax sharing agreement and shall not be terminated.
      Section 8.11.  Further Action; Reasonable Efforts.
      (a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) make promptly its respective filings, and thereafter make any other required submissions, under the HSR Act with respect to this Agreement and the Trizec Merger, if required, (ii) make promptly its respective filings, and thereafter make any other required submissions, under the Competition Act (Canada) and the Investment Canada Act with respect to this Agreement and the Arrangement, if required, and (iii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and applicable Canadian Laws to consummate and make effective the Trizec Merger and the Arrangement as promptly as practicable, including using its reasonable best efforts to obtain all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with Trizec, the Trizec Subsidiaries, TZ Canada and the TZ Canada Subsidiaries as are necessary for the consummation of the transactions contemplated by this Agreement and to fulfill the conditions to the Trizec Merger and the Arrangement as promptly as practicable.
      (b) The parties hereto agree to cooperate and assist one another in connection with all actions to be taken pursuant to subsection (a) of this Section 8.11, including the preparation and making of the filings referred to therein and, if requested, amending or furnishing additional information thereunder, including, subject to applicable Law and the Confidentiality Agreement, providing copies of all related documents to the non-filing party and their advisors prior to filing, and, to the extent practicable, none of the parties will file any such document or have any communication with any Governmental Authority without prior consultation with the other parties. Each party shall keep the other parties apprised of the content and status of any communications with, and communications from, any Governmental Authority with respect to the transactions contemplated by this Agreement. To the extent practicable and permitted by a Governmental Authority, each party hereto shall permit representatives of the other parties to participate in meetings and calls with such Governmental Authority.
      (c) Each of the parties hereto agrees to cooperate and use its reasonable best efforts to defend through litigation on the merits any Action, including administrative or judicial Action, asserted by any third party in order to avoid the entry of, or to have vacated, lifted, reversed, terminated or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that in whole or in part restricts, delays, prevents or prohibits consummation of the Trizec Merger or the Arrangement, including, without limitation, by vigorously pursuing all available avenues of administrative and judicial appeal.
      (d) Parent and AcquisitionCo shall carry out the terms of the Interim Order and Final Order applicable to either of them and use commercially reasonable efforts to comply promptly with all requirements which applicable Canadian Laws may impose on them with respect to the transactions contemplated by this Agreement and the Plan of Arrangement.

      Section 8.12.  Transfer Taxes. Parent and Trizec shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. From and after the Trizec Merger Effective Time, the Surviving Corporation shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of the Trizec Common Shares, Redeemable Preferred Shares, Trizec Stock Options, and Trizec Restricted Share Rights and Trizec Restricted Shares, all Transfer Taxes.
      Section 8.13.  Trizec Indebtedness. Subject to Section 2.07, Trizec agrees to provide, and shall request that their respective Representatives provide, all reasonable cooperation in order for the Buying Parties to prepay or assume such outstanding indebtedness of Trizec or any Trizec Subsidiary as may be reasonably requested by the Buying Parties (collectively, “Loan Activities”).
      Section 8.14.  Public Announcements. The parties hereto agree that no public release or announcement concerning the transactions contemplated by this Agreement or the Mergers or the Arrangement shall be issued by a party without the prior consent of the other parties (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Law, Canadian Law or the rules or regulations of any securities exchange, in which case the party required to make the release or announcement shall use its reasonable efforts to allow the other parties reasonable time to comment on such release or announcement in advance of such issuance. The parties have agreed upon the form of a joint press release announcing the Mergers, the Arrangement and the execution of this Agreement.
      Section 8.15.  Operating Company Merger.
      In connection with the Operating Company Merger, each of the members of the Operating Company (not including the membership interests held by Trizec) will receive a Redeemable Preferred Unit with the rights set forth on Exhibit E hereto, subject to the Amended Operating Agreement. The Amended Operating Agreement shall be negotiated in good faith and mutually agreed upon by Parent, Trizec and the Operating Company following the date hereof. Parent agrees that the Amended Operating Agreement shall provide rights for the holders of the Continuing Common Units and Redeemable Preferred Units comparable to those afforded to the “Non-Managing Members” in the Operating Company LLC Agreement so as to qualify for the exception from the definition of “Adverse Modification” set forth in the second sentence of the definition of such term in the Redemption and Contribution Agreement dated as of May 1, 2006. Notwithstanding any provision of this Agreement to the contrary, none of Trizec Parties shall have any liability hereunder either for any failure to qualify for such exception or for the Operating Company Merger being deemed to violate the Operating Company LLC Agreement and any such failure or violation shall not be asserted as the basis for a breach by the Trizec Parties of this Agreement or as the basis for a failure to satisfy the conditions for obligations of the parties set forth in Article IX. TZ Canada, Trizec and the Operating Company agree to cooperate in good faith and use their reasonable best efforts to take all actions necessary or advisable to effect the foregoing.
      Section 8.16.     Certain Tax Elections. TZ Canada agrees, and Parent and AcquisitionCo agree to cause TZ Canada, to elect in its return of income under Part I of the Income Tax Act (Canada) not to have subsection 256(9) of the Income Tax Act (Canada) apply in respect of the acquisition of control of TZ Canada pursuant to the Plan of Arrangement, and to make any analogous election pursuant to provincial law.

ARTICLE IX
CONDITIONS TO THE MERGER
      Section 9.01.  Conditions to the Obligations of Each Party. The obligations of Trizec, Operating Company, TZ Canada, Parent, MergerCo and AcquisitionCo to consummate the Mergers and the Arrangement are subject to the satisfaction or waiver in writing (where permissible) of the following conditions:

(a) The Trizec Stockholder Approval shall have been obtained by Trizec.

(b) The TZ Canada Shareholder Approval shall have been obtained by TZ Canada in accordance with the terms imposed by the Interim Order and all other terms and conditions set out in the Interim Order shall have been satisfied.

(c) The Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement and shall not have been set aside or modified in a manner unacceptable to the parties, acting reasonably, on appeal or otherwise.

(d) Any waiting period (and any extension thereof) applicable to the consummation of the Trizec Merger under the HSR Act and the Arrangement under the Competition Act (Canada) and the Investment Canada Act, shall have expired or been terminated, and any approvals required thereunder shall have been obtained.

(e) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the Mergers or the Arrangement illegal or prohibiting consummation of the Mergers or the Arrangement.
      Section 9.02.  Conditions to the Obligations of Parent, MergerCo and AcquisitionCo. The obligations of Parent, MergerCo and AcquisitionCo to consummate the Mergers and the Arrangement are subject to the satisfaction or waiver in writing of the following additional conditions:

(a) The representations and warranties of each of the Trizec Parties and TZ Canada, as applicable, contained in this Agreement that (i) are not made as of a specific date shall be true and correct as of the date of this Agreement and as of the Closing, as though made on and as of the Closing, and (ii) are made as of a specific date shall be true and correct as of such date, in each case except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth in such representations and warranties (other than (A) the representation in clause (b) of Section 4.08 in the case of the Trizec Parties and (B) the representation in clause (b) of Section 5.08 in the case of TZ Canada)) does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The Trizec Parties and TZ Canada shall have performed, in all material respects, all obligations and complied with, in all material respects, each of their respective agreements and covenants to be performed or complied with by each of them under this Agreement on or prior to the Plan of Arrangement Effective Time.

(c) The Trizec Parties and TZ Canada shall have each delivered to Parent a certificate, dated the date of the Trizec Merger Effective Time and the Plan of Arrangement Effective Time, respectively, signed by an officer of Trizec or TZ Canada, as applicable, and certifying as to the satisfaction by the Trizec Parties or TZ Canada, as applicable, of the applicable conditions specified in Sections 9.02(a) and 9.02(b).

(d) On the Closing Date, there shall not exist an event, change or occurrence that, individually or in the aggregate, has had a Material Adverse Effect.

(e) Parent, Merger LLC and MergerCo shall have received a tax opinion of Hogan & Hartson L.L.P., or other counsel to Trizec satisfactory to the Parent, dated as of the date of the Closing Date, prior to the Trizec Merger Effective Time, in the form attached hereto as Exhibit I, such opinion to be based upon the assumptions set forth therein and the representations to be made by Trizec and the Trizec Subsidiaries in the form of representation certificate contained in such Exhibit I, and such representations shall be subject to such changes or modifications from the language set forth on such Exhibit as may be deemed necessary or appropriate by Hogan & Hartson L.L.P. (or such counsel rendering the opinion) and as shall be reasonably satisfactory to Parent.
      The REIT Certificate shall be addressed to Parent and to Goodwin Procter LLP, each of whom shall be entitled to rely on such REIT Certificate for purposes of determining the status as a real estate investment trust of the Surviving Corporation and of any direct or indirect owner or other affiliate of Parent that intends to qualify as a REIT.

      Section 9.03.  Conditions to the Obligations of the Trizec Parties and TZ Canada. The obligations of the Trizec Parties and TZ Canada to consummate the Mergers and the Arrangement are subject to the satisfaction or waiver in writing (where permissible) of the following additional conditions:

(a) The representations and warranties of Parent, MergerCo and AcquisitionCo in this Agreement that (i) are not made as of a specific date shall be true and correct as of the date of this Agreement and as of the Closing, as though made on and as of the Closing, and (ii) are made as of a specific date shall be true and correct as of such date, in each case except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in such representations and warranties) does not have and would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent shall have performed, in all material respects, all obligations and complied with, in all material respects, its agreements and covenants to be performed or complied with by it under this Agreement on or prior to the Trizec Merger Effective Time.

(c) Parent shall have delivered to the Trizec Parties and TZ Canada a certificate, dated the date of the Trizec Merger Effective Time, signed by an officer of Parent and certifying as to the satisfaction of the conditions specified in Sections 9.03(a) and 9.03(b).
ARTICLE X
TERMINATION, AMENDMENT AND WAIVER
      Section 10.01.  Termination. This Agreement may be terminated and the Trizec Merger and the Arrangement may be abandoned at any time prior to the Trizec Merger Effective Time by action taken or authorized by the Trizec Board, the Special Committee, the TZ Canada Board, notwithstanding any requisite approval of the Trizec Merger by the Trizec Stockholders or the Arrangement by TZ Canada Shareholders, and whether before or after the stockholders of Trizec have approved the Trizec Merger at the Trizec Stockholders’ Meeting or whether before or after the TZ Canada Shareholders have approved the Arrangement at the TZ Canada Shareholders Meeting, as follows (the date of any such termination, the “Termination Date”):

(a) by mutual written consent of Parent, the Trizec Parties and TZ Canada;

(b) by either Parent or the Trizec Parties or TZ Canada if the Trizec Merger Effective Time shall not have occurred on or before December 31, 2006 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 10.01(b) shall not be available to a party whose failure to fulfill any obligation under this Agreement materially contributed to the failure of the Trizec Merger Effective Time to occur on or before such date;

(c) by either Parent or the Trizec Parties and TZ Canada if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling or taken any other action (including the failure to have taken an action) which, in either such case, has become final and non-appealable and has the effect of making consummation of the Trizec Merger or the Arrangement illegal or otherwise preventing or prohibiting consummation of the Trizec Merger or the Arrangement (“Governmental Order”); provided, however, that the terms of this Section 10.01(c) shall not be available to any party unless such party shall have used its reasonable efforts to oppose any such Governmental Order or to have such Governmental Order vacated or made inapplicable to the Trizec Merger or the Arrangement;

(d) by Parent if each of it and MergerCo and AcquisitionCo is not in material breach of its obligations under this Agreement, and if (i) any of the representations and warranties of the Trizec Parties or TZ Canada, as applicable, herein are or become untrue or incorrect such that the condition set forth in Section 9.02(a) would be incapable of being satisfied by the Outside Date, or (ii) there has been a breach on the part of the Trizec Parties or TZ Canada, as applicable, of any of their respective covenants or agreements herein such that the condition set forth in Section 9.02(b) would be incapable of being satisfied by the Outside Date;

(e) by the Trizec Parties or TZ Canada if they are not in material breach of their respective obligations under this Agreement, and if (i) any of the representations and warranties of Parent, MergerCo and AcquisitionCo herein are or become untrue or inaccurate such that the condition set forth in Section 9.03(a) would be incapable of being satisfied by the Outside Date; or (ii) there has been a breach on the part of Parent, MergerCo and AcquisitionCo or any of their respective covenants or agreements herein such that the conditions set forth in Section 9.03(b) would be incapable of being satisfied by the Outside Date.

(f) by the Trizec Parties, TZ Canada or Parent if (i) the Trizec Stockholder Approval is not obtained at the Trizec Stockholders’ Meeting or (ii) the TZ Canada Shareholder Approval is not obtained at the TZ Canada Shareholders Meeting;

(g) by Parent

(i) if the Trizec Board or Special Committee shall have (1) effected a Trizec Change in Recommendation, (2) publicly recommended or approved any Trizec Acquisition Proposal, (3) a tender offer or exchange offer relating to the Trizec Common Shares that constitutes a Trizec Acquisition Proposal shall have been commenced by a Third Party and the Trizec Board shall not have recommended that the Trizec Stockholders reject such tender or exchange offer within ten (10) business days following commencement thereof (including, for these purposes, by taking no position with respect to the acceptance of such tender or exchange offer by the Trizec Stockholders, which shall constitute a failure to recommend acceptance of such tender or exchange offer), or (4) Trizec or the Trizec Board publicly announces its intention to do any of the foregoing; or

(ii) by Parent if the TZ Canada Board shall have (1) effected a TZ Canada Change in Recommendation, (2) publicly recommended or approved any TZ Canada Acquisition Proposal, (3) a tender offer or exchange offer relating to the TZ Canada Shares that constitutes a TZ Canada Acquisition Proposal shall have been commenced by a Third Party and the TZ Canada Board shall not have recommended that the TZ Canada Shareholders reject such tender or exchange offer within ten (10) business days following commencement thereof (including, for these purposes, by taking no position with respect to the acceptance of such tender or exchange offer by the TZ Canada Shareholders, which shall constitute a failure to recommend acceptance of such tender or exchange offer), or (4) TZ Canada or the TZ Canada Board publicly announces its intention to do any of the foregoing; or

(h) by the Trizec Parties and TZ Canada, if the Trizec Board or Special Committee and the TZ Canada Board have approved, or authorized Trizec and TZ Canada, respectively, to enter into a definitive agreement or agreements with respect to, a Combined Superior Proposal, but only so long as:

(i) the Trizec Stockholder Approval and the TZ Canada Shareholder Approval has not yet been obtained;

(ii) Trizec and TZ Canada shall have first given Parent at least three (3) Business Days notice of their intent to terminate pursuant to this subsection (including in such notice the most current version of such agreement or agreements and any amendments thereto);

(iii) no Trizec Party nor TZ Canada is then in breach (and has not at any time been in breach) of any of its respective obligations under Sections 8.04 and 8.05 in any material respect;

(iv) during the three (3) Business Day period following Parent’s receipt of such notice, (A) Trizec shall have offered to negotiate with (and, if accepted, negotiated in good faith with), and shall have caused its respective financial and legal advisors to offer to negotiate with (and, if accepted, negotiated in good faith with), Parent in making adjustments to the terms and conditions of this Agreement as would enable Trizec to proceed with the Merger, and (B) the Trizec Board or Special Committee shall have determined in good faith, after the end of such three Business Day period, after considering the results of such negotiations and any amendment to this Agreement entered into, or for which Parent irrevocably covenants to enter into, within such three (3) Business Day period and for which all internal approvals of Parent have been obtained, such Trizec Superior Proposal continues to constitute a Trizec Superior Proposal; and

(v) during the three (3) Business Day period following Parent’s receipt of such notice, (A) TZ Canada shall have offered to negotiate with (and, if accepted, negotiated in good faith with), and shall have caused its respective financial and legal advisors to offer to negotiate with (and, if accepted, negotiated in good faith with), Parent in making adjustments to the terms and conditions of this Agreement as would enable TZ Canada to proceed with the Arrangement, and (B) the TZ Canada Board shall have determined in good faith, after the end of such three (3) Business Day period, after considering the results of such negotiations and any amendment to this Agreement entered into, or for which Parent irrevocably covenants to enter into, within such three (3) Business Day period and for which all internal approvals of Parent have been obtained, such TZ Canada Superior Proposal continues to constitute a TZ Canada Superior Proposal; and

(vi) the Trizec Parties pay to Parent the Full Termination Fee in accordance with Section 10.03(b)(iii) and the Parent Expenses concurrently with or prior to such termination (any purported termination pursuant to this Section 10.01(h) shall be void and of no force or effect unless the Trizec Parties shall have made such payment).
      The party desiring to terminate this Agreement shall give written notice of such termination to the other parties.
      The right of any party hereto to terminate this Agreement pursuant to this Section 10.01(a) shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any Person controlling any such party or any of their respective Representatives, whether prior to or after the execution of this Agreement.
      Section 10.02.  Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto except that the provisions of Sections 2.07, 8.03(b), 8.09(b), this Section 10.02, Section 10.03 and Article X shall survive any such termination; provided, however, that nothing herein shall relieve any party hereto from liability for any breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination.
      Section 10.03.  Fees and Expenses.
      (a) Except as otherwise set forth in Sections 2.07, 8.09(b) and this Section 10.03, all expenses incurred in connection with this Agreement shall be paid by the party incurring such expenses, whether or not the Trizec Merger or the Arrangement are consummated.
      (b) In the event this Agreement shall be terminated:

(i) by Parent pursuant to Section 10.01(g)(i), Trizec shall pay to Parent on or prior to the third Business Day following the Termination Date the Full Termination Fee and the Parent Expenses in immediately available funds to an account directed by Parent;

(ii) by Parent pursuant to Section 10.01(g)(ii), TZ Canada shall pay to Parent on or prior to the third Business Day following the Termination Date the TZ Canada Termination Fee and 38% of the Parent Expenses in immediately available funds to an account directed by Parent; provided, however, that if prior to the expiration of the twelve (12) month period following the Termination Date Trizec enters into a contract with respect to or consummates a Trizec Acquisition Proposal, if and when such contract is entered into or consummation of such Trizec Acquisition Proposal occurs, as applicable, then Trizec shall pay to Parent on such consummation date the Trizec Termination Fee and the remaining 62% of the Parent Expenses in immediately available funds to an account directed by Parent (and for purposes of this Section 10.03(b)(ii), “50%” shall be substituted for “20%” in the definition of Trizec Acquisition Proposal);

(iii) by the Trizec Parties and TZ Canada pursuant to Section 10.01(h), Trizec shall pay to Parent on or prior to the Termination Date the Full Termination Fee and the Parent Expenses in immediately available funds to an account directed by Parent which payment shall be a condition to the effectiveness of such termination;

(iv) by any of Parent, the Trizec Parties and TZ Canada pursuant to Section 10.01(f)(i) and (A) at or prior to the later of the Termination Date or the Trizec Stockholders’ Meeting, a Trizec Acquisition Proposal shall have been made to any Trizec Party or publicly announced prior to such date, and (B) concurrently with such termination or within twelve (12) months following the Termination Date, Trizec enters into a contract with respect to or consummates any Trizec Acquisition Proposal, if and when such contract is entered into or consummation of such Trizec Acquisition Proposal occurs, as applicable, Trizec shall pay to Parent on such consummation date the Full Termination Fee and the Parent Expenses in immediately available funds to an account directed by Parent (and for purposes of this Section 10.03(b)(iv), “50%” shall be substituted for “20%” in the definition of Trizec Acquisition Proposal);

(v) by any of Parent, the Trizec Parties or TZ Canada pursuant to Section 10.01(f)(ii) and (A) at or prior to the later of the Termination Date or the TZ Canada Shareholders Meeting, a TZ Canada Acquisition Proposal shall have been made to TZ Canada or publicly announced prior to such date, and (B) concurrently with such termination or within twelve (12) months following the Termination Date, TZ Canada consummates any TZ Canada Acquisition Proposal, if and when such contract is entered into or consummation of such TZ Canada Acquisition Proposal occurs, as applicable, TZ Canada shall pay to Parent on such consummation date the TZ Canada Termination Fee and 38% of the Parent Expenses in immediately available funds to an account directed by

Parent (and for purposes of this Section 10.03(b)(v), “50%” shall be substituted for “20%” in the definition of TZ Canada Acquisition Proposal); provided, however, that if prior to the expiration of the twelve (12) month period following the Termination Date Trizec enters into a contract with respect to or consummates a Trizec Acquisition Proposal, if and when consummation of such Trizec Acquisition Proposal occurs, then Trizec shall pay to Parent the Trizec Termination Fee and the remaining 62% of the Parent Expenses, in each case on such consummation date and in immediately available funds to an account directed by Parent (and for purposes of this Section 10.03(b)(v), “50%” shall be substituted for “20%” in the definition of Trizec Acquisition Proposal);

(vi) by Parent pursuant to Section 10.01(d) in connection with a breach by the Trizec Parties, then the Trizec Parties shall pay to Parent 62% of the Parent Expenses in immediately available funds within three (3) Business Days of termination to an account directed by Parent; or

(vii) by Parent pursuant to Section 10.01(d) in connection with a breach by TZ Canada, TZ Canada shall pay to Parent 38% of the Parent Expenses in immediately available funds within three (3) Business Days of termination to an account directed by Parent provided that if Parent Expenses shall be payable pursuant to Section 10.03(b)(vi) no Parent Expenses shall be payable pursuant to this Section 10.03(b)(vii).

      (c) For purposes of this Agreement,

(i) “Trizec Termination Fee” shall mean $71,300,000.

(ii) “Full Termination Fee” shall mean an amount equal to the Trizec Termination Fee plus the TZ Canada Termination Fee.

(iii) “Parent Expenses” shall mean all reasonable out-of-pocket costs and expenses incurred by or on behalf of Parent (or its affiliates or investors) in connection with the entering into of this Agreement and the carrying out of any and all acts contemplated hereunder, including, without limitation, financing costs and the reasonable fees and expenses of lawyers, accountants, consultants, financial advisors, and investment bankers, up to an aggregate maximum amount of $25,000,000.

(iv) “TZ Canada Termination Fee” shall mean $43,700,000.
      (d) If this Agreement is terminated by the Trizec Parties or TZ Canada pursuant to Section 10.01(e), Parent shall pay to the Trizec Parties and TZ Canada within three (3) Business Days after the date of termination all reasonable out-of-pocket costs and expenses, including, without limitation, the reasonable fees and expenses of lawyers, accountants, consultants, financial advisors and investment bankers, incurred by the Trizec Parties, the Trizec Subsidiaries, TZ Canada and the TZ Canada Subsidiaries in connection with the entering into of this Agreement and the carrying out of any and all acts contemplated hereunder up to an aggregate maximum amount of $15,500,000 in respect of the Trizec Parties (“Trizec Expenses”) and up to an aggregate maximum amount of $9,500,000 in respect of TZ Canada (“TZ Canada Expenses,” and together with Trizec Expenses, the “Seller Party Expenses”). The payment of expenses by Parent set forth in this Section 10.03(e) or by TZ Canada or Trizec set forth in Section 10.03(b) is not an exclusive remedy, but is in addition to any other rights or remedies available to the parties hereto (whether at law or in equity), and in no respect is intended by the parties hereto to constitute liquidated damages, or be viewed as an indicator of the damages payable, or in any other respect limit or restrict damages available in case of any breach of this Agreement.
      (e) Each of the Trizec Parties, TZ Canada and Parent acknowledges that the agreements contained in this Section 10.03 are an integral part of the transactions contemplated by this Agreement. In the event that (w) Trizec shall fail to pay when due the Full Termination Fee and Parent Expenses pursuant to Section 10.03(b)(i), (iii) or (iv), (x) Trizec shall fail to pay when due the Trizec Termination Fee pursuant to the proviso in 10.03(b)(ii), (v) or (vi), (y) TZ Canada shall fail to pay when due the TZ Canada Termination Fee and Parent Expenses pursuant to Section 10.03(b)(ii), (v) or (vii) or (z) Parent shall fail to pay the Seller Party Expenses when due pursuant to Section 10.03(d), the Trizec Parties and TZ Canada or Parent, as the case may be, shall reimburse the other party for all reasonable costs and expenses actually incurred or accrued by such other party (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 10.03. If payable, none of the Full Termination Fee, Trizec Termination Fee, TZ Canada Termination Fee, Seller Party Expenses or Parent Expenses shall be payable more than once pursuant to this Agreement. For the avoidance of doubt, the parties hereto acknowledge that the maximum aggregate amount that may be paid pursuant to Section 10.03 by Trizec and TZ Canada shall be an amount equal to the Full Termination Fee plus the Parent Expenses.

      Section 10.04.  Escrow of Trizec Expenses.
      (a) In the event that Parent is obligated to pay Trizec Expenses set forth in Section 10.03(e), Parent shall pay to Trizec from Trizec Expenses deposited into escrow in accordance with the next sentence, an amount equal to the lesser of (i) Trizec Expenses and (ii) the sum of (A) the maximum amount that can be paid to Trizec without causing Trizec to fail to meet the requirements of Sections 856(c)(2) and 856(c)(3) of the Code determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A)-(H) or 856(c)(3)(A)-(I) of the Code (“Qualifying Income”), as determined by Trizec’s independent certified public accountants, plus (B) in the event Trizec receives either (1) a letter from Trizec’s counsel indicating that Trizec has received a ruling from the IRS described in Section 10.04(b) or (2) an opinion from Trizec’s outside counsel as described in Section 10.04(b), an amount equal to Trizec Expenses less the amount payable under clause (A) above. To secure Parent’s obligation to pay these amounts, Parent shall deposit into escrow an amount in cash equal to Trizec Expenses with an escrow agent selected by Parent and on such terms (subject to Section 10.04(b)) as shall be mutually agreed upon by Trizec, Parent and the escrow agent. The payment or deposit into escrow of Trizec Expenses pursuant to this Section 10.04(b) shall be made at the time Parent is obligated to pay Trizec such amount pursuant to Section 10.03(e) by wire transfer or bank check.
      (b) The escrow agreement shall provide that Trizec Expenses in escrow or any portion thereof shall not be released to Trizec unless the escrow agent receives any one or combination of the following: (i) a letter from Trizec’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to Trizec without causing Trizec to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from Trizec’s accountants revising that amount, in which case the escrow agent shall release such amount to Trizec, or (ii) a letter from Trizec’s counsel indicating that Trizec received a ruling from the IRS holding that Trizec Expenses would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or alternatively, Trizec’s outside counsel has rendered a legal opinion to the effect that the receipt by Trizec of Trizec Expenses would constitute Qualifying Income, would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or would not otherwise disqualify Trizec as a REIT), in which case the escrow agent shall release the remainder of Trizec Expenses to Trizec. Parent agrees to amend this Section 9.04 at the request of Trizec in order to (x) maximize the portion of Trizec Expenses that may be distributed to Trizec hereunder without causing Trizec to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (y) improve Trizec’s chances of securing a favorable ruling described in this Section 10.04(b) or (z) assist Parent in obtaining a favorable legal opinion from its outside counsel as described in this Section 10.04(b). The escrow agreement shall also provide that any portion of Trizec Expenses held in escrow for five (5) years shall be released by the escrow agent to Parent.
      Section 10.05.  Waiver. At any time prior to the Trizec Merger Effective Time, the Trizec Parties and TZ Canada (jointly), on the one hand, and Parent, MergerCo and AcquisitionCo, on the other hand, may (a) extend the time for the performance of any obligation or other act of the other party, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of the other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Trizec Parties and TZ Canada (jointly) or Parent (on behalf of Parent, MergerCo and AcquisitionCo). The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.
ARTICLE XI
GENERAL PROVISIONS
      Section 11.01.  Non-Survival of Representations and Warranties. The representations and warranties in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Trizec Merger Effective Time.
      Section 11.02.  Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by prepaid overnight courier (providing proof of delivery), by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or facsimile numbers (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.02):
      if to Parent, MergerCo or AcquisitionCo:

Brookfield Properties Corporation
Three World Financial Center, 11th Floor
New York, New York 10281
Telecopier No: (212) 417-7262
Attention: Richard B. Clark
Katheen G. Kane

with copies to:

Goodwin Proctor LLP
Exchange Plaza
Boston, MA 02109
Telecopier No: (617) 523-1231
Attention: Gilbert G. Menna
Suzanne D. Lecaroz

and

Simpson Thatcher & Bartlett LLP
425 Lexington Ave.
New York, New York 10017
Telecopier No: (212) 455-2502
Attention: Brian M. Stadler

if to Trizec:

Trizec Properties, Inc.
10 South Riverside Plaza
Chicago, Illinois 60606
Telecopier No: (312) 803-2135
Attention: Timothy H. Callahan

with copies to:

Trizec Properties, Inc.
10 South Riverside Plaza
Chicago, Illinois 60606
Telecopier No: (866) 897-9160
Attention: Ted R. Jadwin

and:

Hogan & Hartson L.L.P.
555 Thirteenth Street NW
Washington, DC 20004-1109
Telecopier No: (202) 637-5910

Attention:	J. Warren Gorrell, Jr.

David W. Bonser

if to TZ Canada:

Trizec Canada Inc.
BCE Place, Suite 3820
181 Bay Street, P.O. Box 800
Toronto, Ontario, Canada M5J 2T3
Telecopier No: (416) 364-5491
Attention: Robert Wickham

with copies to:

Davies Ward Phillips & Vineberg LLP
1 First Canadian Place
Suite 4400
Toronto, Ontario M5X 1B1
Telecopier No: (416) 863-0871
Attention: William N. Gula
Carol D. Pennycook
      Section 11.03.     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy or the application of this Agreement to any person or circumstance is invalid or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. To such end, the provisions of this Agreement are agreed to be severable. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.
      Section 11.04.     Amendment. This Agreement may be amended by the parties hereto by action taken by their respective board of directors (or similar governing body or entity) at any time prior to the Trizec Merger Effective Time; provided, however, that, after approval of the Trizec Merger by the Trizec Stockholders, no amendment may be made without further stockholder approval which, by Law or in accordance with the rules of the NYSE, requires further approval by such stockholders. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.
      Section 11.05.  Entire Agreement; Assignment. This Agreement, together with the Confidentiality Agreement and the Disclosure Schedule, constitute the entire agreement among the parties with respect to the subject matter hereof, and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise).
      Section 11.06.  Remedies. Except as otherwise provided in Section 11.07 or elsewhere in this Agreement, any and all remedies expressly conferred upon a party to this Agreement shall be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity and the exercise by a party to this Agreement of any one remedy shall not preclude the exercise by it of any other remedy. Without limiting the right to receive any payment it may be entitled to receive under Sections 2.07 and 8.09(b), each of the Trizec Parties and TZ Canada agrees that to the extent it has incurred losses or damages (including any amounts paid by Parent pursuant to Section 8.09(b)) in connection with this Agreement the maximum aggregate liability of the Buyer Parties for such losses or damages shall be limited to an amount equal to the amount of the Guaranty, and in no event shall the Trizec Parties or TZ Canada seek to recover any money damages in excess of such amount from the Buyer Parties or their respective Representatives and affiliates in connection therewith.
      Section 11.07.  Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that, prior to the termination of this Agreement pursuant to Section 10.01, the Buyer Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Trizec Parties or TZ Canada and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being, in addition to any other remedy to which they are entitled at law or equity. The parties acknowledge that none of the Trizec Parties or TZ Canada shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement and that the Trizec Parties’ and TZ Canada’s sole and exclusive remedy with respect to any such breach shall be the remedy set forth in Section 11.06 and the Guaranty; provided, however, the Trizec Parties and TZ Canada shall be entitled to seek specific performance to prevent any breach by the Buyer Parties of Section 8.03(b).
      Section 11.09.  Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (a) the provisions of Article III and Sections 8.06 and 8.07 (which are intended to be for the benefit of the persons covered thereby or the persons entitled to payment thereunder and may be enforced by such persons); and (b) the right of Trizec and/or TZ Canada, on behalf of their respective stockholders, to pursue damages in the event of Parent’s, MergerCo’s or AcquisitionCo’s intentional breach of this Agreement or fraud, which right is hereby acknowledged and agreed by Parent, MergerCo, AcquisitionCo and the Guarantor.
      Section 11.10.  Governing Law; Forum. All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws, except for the provisions hereof which relate expressly to the CBCA (including, without limitation, the Plan of Arrangement), which shall be construed, performed and enforced in accordance with the CBCA.
      Except as set out below, each of the Trizec Parties, TZ Canada, Parent, MergerCo and AcquisitionCo hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the courts of the State of Delaware or any court of the United States located in the State of Delaware (the “Delaware Courts”) for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees, (a) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process, and (b) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to (a) or (b) above shall have the same legal force and effect as if served upon such party personally within the State of Delaware. For purposes of implementing the parties’ agreement to appoint and maintain an agent for service of process in the State of Delaware, Parent does hereby appoint The Prentice-Hall Corporation System, Inc. as such agent, Trizec does hereby appoint The Prentice-Hall Corporation System, Inc. as such agent and TZ Canada does hereby appoint The Prentice-Hall Corporation System, Inc. as such agent. Notwithstanding the foregoing, nothing herein shall derogate from the authority of the Court and all Canadian courts competent to hear appeals therefrom with respect to the Plan of Arrangement and each of the parties hereto irrevocably and unconditionally consents to submit to the sole jurisdiction of such courts in that regard.
      Section 11.11.  Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 11.10.
      Section 11.12.  Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
      Section 11.13.  Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
      Section 11.14.  Waiver. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

      IN WITNESS WHEREOF, Parent, MergerCo, AcquisitionCo, the Trizec Parties and TZ Canada have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GRACE HOLDINGS LLC

By	/s/ Richard B. Clark

Name: Richard B. Clark

Title:	Chief Executive Officer

GRACE ACQUISITION CORPORATION

By	/s/ Richard B. Clark

Name: Richard B. Clark

Title:	Chief Executive Officer

GRACE OP LLC

By	/s/ Richard B. Clark

Name: Richard B. Clark

Title:	Chief Executive Officer

4162862 CANADA LIMITED

By	/s/ Richard B. Clark

Name: Richard B. Clark

Title:	Chief Executive Officer

TRIZEC PROPERTIES, INC.

By	/s/ Timothy H. Callahan

Name: Timothy H. Callahan

Title:	President and Chief Executive Officer

TRIZEC HOLDINGS OPERATING LLC

By Trizec Properties, Inc., its sole managing member

By	/s/ Timothy H. Callahan

Name: Timothy H. Callahan

Title:	President and Chief Executive Officer

TRIZEC CANADA INC.

By	/s/ Robert B. Wickham

Name: Robert B. Wickham

Title:	President

By	/s/ Colin J. Chapin

Name: Colin J. Chapin

Title:	Senior Vice President and Chief Financial Officer
[SIGNATURE PAGE TO THE AGREEMENT AND PLAN OF MERGER AND ARRANGEMENT AGREEMENT]

ANNEX E — FAIRNESS OPINION OF RBC DOMINION SECURITIES INC.

RBC Dominion Securities Inc. P.O. Box 50 Royal Bank Plaza Toronto, Ontario M5J 2W7 Telephone: (416) 842-2000

June 4, 2006
The Board of Directors
Trizec Canada Inc.
181 Bay Street
Suite 3820
Toronto, Ontario
M5J 2T3
To the Board of Directors:
      RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, understands that Trizec Canada Inc. (“TCI”) together with Trizec Properties, Inc. (“TPI”) have entered into an agreement and plan of merger and arrangement agreement (the “Acquisition Agreement”) with affiliates of Brookfield Properties Corporation (“Brookfield”), under which (i) one such entity will acquire all of the issued and outstanding shares of common stock of TPI (the “TPI Common Shares”), other than the TPI Common Shares directly or indirectly held by TCI, by way of business combination for consideration of US$29.01 in cash per TPI Common Share (the “TPI Merger”), and (ii) another such entity will acquire all of TCI’s issued and outstanding multiple voting shares (the “TCI MVS”) and subordinate voting shares (the “TCI SVS”, and together with the TCI MVS, the “TCI Shares”) by way of plan of arrangement for consideration of US$30.97 in cash per TCI Share (the “Arrangement”, and together with the TPI Merger, the “Transaction”). Holders of TCI Shares (“TCI Shareholders”) may have the option to receive a portion of the consideration for their TCI Shares in the form of preferred shares of Brookfield. RBC understands that The Blackstone Group (“Blackstone”) will be participating in the Transaction with Brookfield. TCI currently owns approximately 36.5% of the TPI Common Shares on a fully diluted basis and has certain special voting rights with respect to the election of the board of directors of TPI (the “TPI Board”). RBC understands that TCI has entered into a support agreement (the “TCI Support Agreement”) pursuant to which TCI will, provided the Acquisition Agreement has not been terminated in accordance with its terms and the TPI Board has not withdrawn, modified or changed its recommendation that TPI’s shareholders adopt the Acquisition Agreement, among other things, vote in favour of the TPI Merger. RBC also understands that P.M. Capital Inc. (“P.M. Capital”), TCI’s controlling shareholder, has entered into a support agreement (the “PMC Support Agreement”) pursuant to which P.M. Capital will, provided the Acquisition Agreement has not been terminated in accordance with its terms and the board of directors of TCI (the “TCI Board”) has not withdrawn, modified or changed its recommendation that TCI Shareholders approve the Arrangement, among other things, vote in favour of the Arrangement. The terms of the Transaction will be more fully described in a management information circular (the “Circular”), which will be mailed to TCI Shareholders in connection with the Transaction.
      TCI has retained RBC to provide advice and assistance in evaluating the Arrangement, including the preparation and delivery to the TCI Board of RBC’s opinion as to the fairness of the consideration under the Arrangement from a financial point of view to the TCI Shareholders (the “Fairness Opinion”). The Fairness Opinion has been prepared in accordance with the guidelines of the Investment Dealers Association of Canada. RBC has not prepared a valuation of TCI or TPI or any of their respective securities or assets and the Fairness Opinion should not be construed as such.
Engagement
      TCI initially contacted RBC regarding a potential advisory assignment in March 2006, and RBC was formally engaged by TCI through an agreement between TCI and RBC (the “Engagement Agreement”) dated May 10, 2006. The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services under the Engagement Agreement, a portion of which is conditional on completion of the Arrangement. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by TCI in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by TCI with the securities commissions or similar regulatory authorities in each province of Canada and in the United States (the “U.S.”).
Relationship With Interested Parties
      Neither RBC, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of TCI, TPI, Brookfield, Blackstone or any of their respective associates or affiliates. RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving TCI, TPI, Brookfield, Blackstone or any of their respective associates or affiliates, within the past two years, other than the services provided under the Engagement Agreement and as described herein.
      In 2005, RBC was engaged to provide financial advisory services to TCI in connection with the evaluation of a proposed capital transaction.
      RBC is currently engaged by an affiliate of Brookfield Asset Management Inc. (“Brookfield Asset”), Brookfield’s majority shareholder, as joint bookrunner in connection with the proposed initial public offering of Brookfield SoundVest Commodity Services Fund. RBC has, within the past twenty-four month period, participated as an underwriter in 11 equity and debt financings for Brookfield, Brookfield Asset and certain of their respective associates and affiliates, totaling approximately C$1.9 billion, including the following financings in which RBC acted as the lead or co-lead underwriter: (i) two debt financings for Brookfield Power Inc., totaling C$450 million, in 2004 and 2005, (ii) four public offerings of trust units of investment trusts managed by affiliates of Brookfield Asset, totaling C$407 million, in 2004 and 2005, (iii) a C$128 million public offering of common shares of Norbord Inc. (“Norbord”) by an affiliate of Brookfield Asset, and a concurrent C$255 million private placement of debentures exchangeable for common shares of Norbord by a subsidiary of such affiliate, in 2004, and (iv) an C$82 million public offering of trust units of Acadian Timber Income Fund, certain affiliates of which are managed by an affiliate of Brookfield Asset and have entered into certain fibre supply and services agreements with Fraser Papers Inc., an associate of an affiliate of Brookfield Asset, in 2006.
      There are no understandings, agreements or commitments between RBC and TCI, TPI, Brookfield, Blackstone or any of their respective associates or affiliates with respect to any future business dealings other than as described herein. RBC may participate in a syndicated bridge credit facility and/or a commercial mortgage backed securities financing in connection with the Transaction, but RBC will not be the lead or co-lead arranger or underwriter for any such financing. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for TCI, TPI, Brookfield, Blackstone or any of their respective associates or affiliates. Royal Bank of Canada, controlling shareholder of RBC, provides banking services to TCI, Brookfield, certain of their respective associates and affiliates, and certain associates and affiliates of Blackstone in the normal course of business.
      RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of TCI, TPI, Brookfield, Blackstone or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to TCI, TPI, Brookfield, Blackstone, any of their respective associates or affiliates, or the Transaction.
Credentials of RBC Capital Markets
      RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the U.S. and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review
      In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.	the most recent draft, dated June 4, 2006, of the Acquisition Agreement;

2.	the most recent draft, dated June 3, 2006, of the TCI Support Agreement;

3.	the most recent draft, dated June 3, 2006, of the PMC Support Agreement;

4.	audited financial statements of TCI for each of the four years ended December 31, 2005;

5.	the unaudited interim report of TCI for the quarter ended March 31, 2006;

6.	annual reports of TCI for each of the two years ended December 31, 2005;

7.	the Notice of Annual and Special Meeting of Shareholders and Management Information Circulars of TCI for each of the two years ended December 31, 2005;

8.	annual information forms of TCI for each of the two years ended December 31, 2005;

9.	trust indentures related to TCI’s three outstanding series of debentures (the “Barrick Exchangeable Debentures”) exchangeable for common shares of Barrick Gold Corporation (“Barrick Common Shares”);

10.	audited financial statements of TPI for each of the four years ended December 31, 2005;

11.	the unaudited interim report of TPI for the quarter ended March 31, 2006;

12.	annual reports of TPI for each of the two years ended December 31, 2005;

13.	the Notice of Annual Meeting and Proxy Statement of TPI for each of the two years ended December 31, 2005;

14.	the internal management budget of TCI for the year ending December 31, 2006;

15.	unaudited projected cash flows of TCI, prepared by management of TCI, for the five years ending December 31, 2010;

16.	unaudited property cash flows for the properties of TPI for each of the two years ended December 31, 2005;

17.	the internal management budget of TPI for the year ending December 31, 2006;

18.	unaudited projected property cash flows for the properties of TPI, prepared by management of TPI, for the eleven years ending June 30, 2017;

19.	the valuation of the shares of special voting stock of TPI and of the shares of Class F convertible stock of TPI, prepared by Duff & Phelps, llc, as at December 31, 2004 (the “Duff & Phelps Valuation”);

20.	various co-ownership agreements and land lease agreements relating to TPI’s properties;

21.	discussions with senior management of TCI and TPI;

22.	discussions with TCI’s and TPI’s legal counsel and tax advisors;

23.	public information relating to the business, operations, financial performance and stock trading history of TCI, TPI and other selected public companies and real estate investment trusts (“REITs”) considered by us to be relevant;

24.	public information with respect to other transactions of a comparable nature considered by us to be relevant;

25.	public information regarding the real estate industry generally and office property entities in particular;

26.	discussions with Morgan Stanley & Co. Incorporated, one of TPI’s financial advisors;

27.	representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of TCI and TPI as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

28.	such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

      RBC has not, to the best of its knowledge, been denied access by TCI or TPI to any information requested by RBC. As the auditors of TCI and TPI declined to permit RBC to rely upon information provided by them as a part of any due diligence review, RBC did not meet with the auditors and has assumed the accuracy and fair presentation of and relied upon the audited financial statements of TCI and TPI and the reports of the auditors thereon.
Prior Valuations
      TCI and TPI have represented to RBC that there have not been any prior valuations (as defined in Ontario Securities Commission Rule 61-501) of TCI, TPI or their respective material assets or their respective securities in the past twenty-four month period, except for the Duff & Phelps Valuation. RBC did not rely on the Duff & Phelps Valuation in preparing the Fairness Opinion.
Assumptions and Limitations
      With the TCI Board’s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of TCI and TPI, and their respective consultants and advisors (collectively, the “Information”). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.
      Senior officers of TCI have represented to RBC in a certificate delivered as of the date hereof, among other things (in each case, with respect to Information (as defined above) concerning TPI and its subsidiaries, to the best of their knowledge), that (i) the Information provided orally by, or in the presence of, an officer or employee of TCI or in writing by TCI or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to RBC, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of TCI, its subsidiaries or the Transaction and did not and does not omit to state a material fact in respect of TCI, its subsidiaries or the Transaction necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was made or provided or any statement was made; and that (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of TCI or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.
      Senior officers of TPI have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) that relates to TPI and its subsidiaries that has been provided or made available orally by, or in the presence of, an officer or employee of TPI or in writing by TPI to RBC for the purpose of preparing the Fairness Opinion was, at the date such Information was provided to RBC, and is at the date hereof, to the best of their knowledge, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of TPI, its subsidiaries or the Transaction and did not and does not omit to state a material fact in respect of TPI, its subsidiaries or the Transaction necessary to make such Information or any statement contained therein not misleading in light of the circumstances under which such Information was made or provided or any statement was made; and that (ii) since the dates on which such Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of TPI or any of its subsidiaries and no material change has occurred in such Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.
      In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Transaction will be met.
      The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of TCI, TPI, and their respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of TCI and TPI. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Transaction.
      The Fairness Opinion has been provided for the use of the TCI Board and may not be used by any other person or relied upon by any other person other than the TCI Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.
      RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any TCI Shareholder as to whether to vote in favour of the Arrangement.
Overview of TCI and TPI
      TCI is a Canadian company that is primarily engaged in the U.S. real estate business through its interest in TPI. TPI is one of the largest owners and operators of commercial office properties in the U.S. TPI has ownership interests in and manages a high-quality portfolio of 61 office properties totaling approximately 40 million square feet of gross leasable area (“GLA”) concentrated in the metropolitan areas of seven major U.S. markets: New York, Washington, D.C., Los Angeles, Houston, Dallas, Atlanta and Chicago.
Fairness Analysis
      Approach to Fairness
      RBC’s primary methodology in considering the fairness of the consideration under the Arrangement from a financial point of view to the TCI Shareholders was a net asset value (“NAV”) analysis of TCI (the “TCI NAV Analysis”).
      The most significant component of TCI’s NAV is its investment in TPI. Given the size of TCI’s investment in TPI, and TCI’s ability to control the election of the TPI Board until January 1, 2008, under the terms of the TPI special voting stock, RBC believes it is appropriate to assess TCI’s investment in TPI on an “en bloc” basis for purposes of the TCI NAV Analysis.
      In assessing TCI’s investment in TPI, RBC considered an NAV analysis of TPI (the “TPI NAV Analysis”). RBC also considered the value of the consideration per TPI Common Share under the TPI Merger and compared the implied capitalization rates (“cap rates”) of net operating income (“NOI”) and implied multiples of funds from operations (“FFO”) under the TPI Merger to precedent transactions. RBC also reviewed the trading multiples of comparable public real estate entities from the perspective of whether a public market value analysis for TPI might exceed NAV or precedent transaction values or the value of the consideration under the TPI Merger.
      In considering the fairness of the consideration under the Arrangement from a financial point of view to the TCI Shareholders, RBC also considered the value being paid for TCI’s net assets other than its investments in TPI and Barrick Common Shares (the “Net Other Assets”). RBC also compared the consideration under the Arrangement to the market prices of the TCI SVS prior to the announcement of the Transaction on June 5, 2006 (the “Announcement”). Given the nature of TCI’s assets, RBC did not consider there to be any comparable precedent transactions for which a comparison of implied cap rates and cash flow multiples under the Arrangement would be relevant, nor did RBC consider there to be any public real estate entities comparable to TCI for which a comparison of trading multiples would be relevant.
      TPI Net Asset Value Analysis
      The NAV approach ascribes a separate value for each category of asset and liability, utilizing the methodology appropriate in each case. The sum of total assets less total liabilities yields the NAV.

      There are five key components to TPI’s NAV:

i)	income producing property portfolio;

ii)	properties under development and land held for development;

iii)	secured and unsecured debt;

iv)	capitalized general and administrative (“G&A”) expenses; and

v)	other assets and liabilities.
      Property Portfolio
      TPI’s property portfolio consists of 61 office properties, eight of which are unconsolidated joint ventures. RBC used primarily a discounted cash flow (“DCF”) analysis approach to assess TPI’s office properties. The DCF approach takes into account the amount, timing and relative certainty of projected unlevered free cash flows expected to be generated by TPI. The DCF approach requires that certain assumptions be made regarding, among other things, future cash flows, discount rates and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values. With respect to the 13 properties of Arden Realty Inc. that were acquired by TPI on May 2, 2006 (the “Arden Portfolio”), RBC also considered the price paid by TPI.
      Eleven-year unlevered free cash flow projections for each office property were provided by management of TPI. RBC reviewed the assumptions in the projections and determined that material adjustments were not necessary. Appropriate discount rates and reversionary cap rates for each property were selected based on precedent private market transactions and RBC’s knowledge of current real estate pricing parameters. The discount rates and reversionary cap rates used by RBC ranged from 7.50% to 12.25% and 6.00% to 9.25%, respectively.
      The values for TPI’s properties resulting from the above analysis were also reviewed on the basis of price per square foot, going-in cap rate, average yield and precedent transaction pricing to ensure these measures were also consistent with market pricing parameters.
      Properties Under Development and Land Held for Development
      TPI has one project under development and one unconsolidated development joint venture. RBC valued these properties at book value for purposes of the TPI NAV Analysis.
      Secured Debt
      TPI’s fixed rate secured and unsecured debt was marked to market based on current U.S. Treasury yields of the appropriate term plus corresponding market real estate lending spreads.
      Capitalized G&A
      For the purposes of the TPI NAV Analysis, RBC estimated a net G&A expense for TPI assuming elimination of public company costs and expenses recoverable from tenants. An amount was then deducted based on a 7.0x multiple of net G&A expense.
      Other Items
      For the purposes of the TPI NAV Analysis, all options with exercise prices less than the estimated NAV per TPI Common Share have been assumed exercised for cash proceeds. All of TPI’s restricted stock entitlements have been assumed vested and included in the fully diluted number of TPI Common Shares outstanding. All of TPI’s outstanding operating partnership units, which are exchangeable for an equivalent number of TPI Common Shares, have been assumed exchanged and included in the fully diluted number of TPI Common Shares outstanding.
      TPI’s other non-real estate assets and liabilities were valued at their book value for purposes of the TPI NAV Analysis, except for deferred expenses related to tenant inducements and financing costs, straight-line rent receivable, and above- and below-market rent, which were given no value. Estimated negative free cash flow since March 31, 2006 was deducted from NAV.
      Sensitivity Analysis
      In completing the TPI NAV Analysis, RBC performed a variety of sensitivity analyses. Variables sensitized included going-in cap rates and occupancy rates. The results of these sensitivity analyses are reflected in our conclusions under the TPI NAV Analysis.

      Summary of the TPI NAV Analysis
      The TPI NAV Analysis, including taking into account the sensitivity analyses as described above, generates results that are consistent with the consideration per TPI Common Share under the TPI Merger.
      TPI Precedent Transaction Analysis
      The implied FFO multiple and cap rate on TPI’s properties under the TPI Merger are as follows:

Equity Value	Enterprise Value	2006E FFO Multiple (1)	Implied Cap Rate (2)

(US$ millions)
$4,821	$8,710	17.9x	5.8%
Notes:

(1)	Based on consensus analyst estimates of TPI’s 2006 FFO per TPI Common Share, pro forma the acquisition of the Arden Portfolio.

(2)	Based on Q1, 2006 annualized NOI, pro forma the acquisition of the Arden Portfolio.
     Recent U.S. office REIT transactions, illustrated in the table below, have generally been completed in the range of 15x to 18x FFO and a 6.0% to 7.0% cap rate. The low cap rate of in-place income in the CRT Properties transaction was due in part to the relatively low occupancy rate of the portfolio. The consideration under the TPI Merger implies an FFO multiple at the high end and a cap rate at the low end of the range of precedent transactions.

			Enterprise	FFO		Implied
Announcement Date	Acquiror	Target	Value	Multiple (1)		Cap Rate (2)

		(US$ millions)
March 6, 2006	Blackstone Group	CarrAmerica Realty	$4,576	17.3	x	6.0%
December 21, 2005	GE Real Estate	Arden Realty	$4,769	18.5	x	6.3%
October 3, 2005	Brandywine Realty	Prentiss Properties	$3,234	14.5	x	7.0%
June 17, 2005	DRA Advisors	CRT Properties	$1,657	15.2	x	5.5%
Notes:

(1)	FFO multiple is based on consensus analyst current year estimates at the time of the transaction.

(2)	Equal to last quarter annualized NOI, divided by transaction enterprise value less non – NOI producing net assets.
     TPI Comparable Public Entity Analysis
      RBC reviewed the trading multiples of certain U.S. office REITs to determine whether a public market value analysis might exceed NAV or precedent transaction values or the value of the consideration under the TPI Merger. The multiples for the REITs considered most comparable to TPI are presented below.

			Per Share
	2-June-06		Distribution		2006E Payout		FFO Multiple				AFFO Multiple
	Share	Market
	Price	Cap	Current	Yield	FFO	AFFO	2006E		2007E		2006E		2007E

	(US$ millions, except per share amounts)
Boston Properties	$87.97	$11,819	$2.72	3.1%	61.7%	80.0%	19.9	x	19.3	x	25.9	x	23.0x
Crescent Real Estate	$18.40	$2,292	$1.50	8.2%	88.8%	90.4%	10.9	x	9.9	x	11.1	x	14.8x
Equity Office
Properties	$35.00	$14,295	$1.32	3.8%	58.1%	104.8%	15.4	x	14.0	x	27.8	x	25.5x
HRPT Properties	$11.39	$2,390	$0.84	7.4%	64.6%	109.1%	8.8	x	8.5	x	14.8	x	16.0x
Mac-Cali Realty	$43.89	$3,414	$2.52	5.7%	70.2%	97.3%	12.2	x	11.6	x	16.9	x	16.8x
Reckson Associates	$38.88	$3,313	$1.70	4.4%	63.6%	101.7%	14.6	x	13.4	x	23.3	x	19.0x
S-L Green Realty	$101.80	$4,621	$2.40	2.4%	47.8%	63.2%	20.3	x	18.6	x	26.8	x	25.2x
Average				5.0%	65.0%	92.3%	14.6	x	13.6	x	20.9	x	20.1x
TPI (Offer Price)	$29.01	$4,821	$0.80	2.8%	44.7%	74.1%	16.2	x	14.7	x	26.9	x	25.2x
Note:
Financial information for 2006E and 2007E is based on consensus analyst estimates.
     RBC concluded that a public market value analysis for TPI does not generate values in excess of TPI’s estimated NAV, precedent transaction values or the value of the consideration under the TPI Merger.

      TCI Net Asset Value Analysis
      There are three key components to TCI’s NAV:

i)	investment in TPI;

ii)	Net Other Assets; and

iii)	option to cash settle the Barrick Exchangeable Debentures.
      RBC made no adjustment with respect to income taxes in the TCI NAV Analysis. TPI’s expected qualification as a U.S. domestically controlled REIT in August 2007 would result in no U.S. tax being applicable to a disposition by TCI of its investment in TPI. As a mutual fund corporation under Canadian tax rules, TCI is entitled to a refund of any Canadian capital gains tax payable on a disposition of its investment in TPI or upon settlement of the Barrick Exchangeable Debentures. TCI also has significant non-capital and capital loss carryforwards for Canadian tax purposes.
      Investment in TPI
      For purposes of the TCI NAV Analysis, RBC valued TCI’s investment in TPI at the value of the consideration per TPI Common Share of US$29.01 under the TPI Merger.
      Net Other Assets
      The Net Other Assets consist primarily of cash and short-term investments as well as notes receivable relating to TCI’s sale of its 50% ownership interest in the development assets of the TriGranit joint venture in 2003.
      In the absence of a transaction such as the Arrangement, TCI would not able to distribute all of its Net Other Assets until notices of assessment and clearance certificates in respect of the relevant tax years have been received and all of TCI’s liabilities have been discharged or otherwise provided for. In the interim, TCI would incur G&A expenses as well as net interest and other costs associated with the Barrick Exchangeable Debentures, partially offset by interest income on its undistributed Net Other Assets.
      For purposes of the TCI NAV Analysis, RBC considered the estimated time when notices of assessment and clearance certificates in respect of the relevant tax years will have been received, the estimated time when all of TCI’s liabilities will have been discharged or otherwise provided for, and the likely amount and timing of distributions to TCI Shareholders from the Net Other Assets, and used a net present value approach.
      Option to Cash Settle the Barrick Exchangeable Debentures
      TCI owns approximately 30.3 million Barrick Common Shares, which are pledged as collateral for the full satisfaction of TCI’s obligations with respect to the principal amount of the Barrick Exchangeable Debentures. The principal amount of each series of the Barrick Exchangeable Debentures may be satisfied, at the time of the exchange, early redemption, or maturity thereof, through the delivery of (i) the relevant fixed number of Barrick Common Shares, (ii) the cash equivalent of the “current market price”, as defined in the relevant trust indenture, of such Barrick Common Shares, or (iii) any combination thereof. For purposes of the TCI NAV Analysis, RBC added an amount to reflect that fact that, under one of the series, in certain circumstances TCI would be able to sell the Barrick Common Shares owned by it for cash proceeds in excess of what would be required to cash settle the Barrick Exchangeable Debentures.
      Sensitivity Analysis
      In completing the TCI NAV Analysis, RBC performed a variety of sensitivity analyses. Variables sensitized included discount rates and the amounts and timing of distributions to TCI Shareholders from the Net Other Assets, as well as the amount of any potential gain on the possible cash settlement of the series of Barrick Exchangeable Debentures described above. The results of these sensitivity analyses are reflected in our judgment as to the fairness of the consideration under the Arrangement from a financial point of view to the TCI Shareholders.
      Summary of the TCI NAV Analysis
      The TCI NAV Analysis, including taking into account the sensitivity analyses as described above, generates results that are consistent with the consideration per TCI Share under the Arrangement.

      Consideration for TCI’s Net Other Assets
      RBC’s assessment of the Net Other Assets generates results that are consistent with the consideration of US$1.96 per TCI Share, or approximately US$119.0 million in aggregate, being paid for the TCI Shares under the Arrangement in addition to the US$29.01 per TCI Share that is attributable to TCI’s investment in TPI.
      Recent Trading Levels of TCI SVS
      The consideration per TCI Share under the Arrangement of US$30.97 equates to a price of C$34.09, based on the Bank of Canada’s closing rate of exchange of 1.1009 on June 2, 2006, the last trading day prior to the Announcement, which represents a premium of 30.2% to the C$26.19 closing market price of the TCI SVS on June 2, 2006. This premium is within the range of premiums for transactions involving real estate operating companies and above the range of premiums for transactions involving REITs in Canada over the past six years.
      Fairness Conclusion
      Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration under the Arrangement is fair from a financial point of view to the TCI Shareholders.

Yours very truly,

RBC DOMINION SECURITIES INC.

ANNEX F — SECTION 190 OF THE CBCA
      190. (1) Right to dissent — Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.
      (2) Further right — A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.
      (2.1) If one class of shares — The right to dissent described in subsection (2) applies even if there is only one class of shares.
      (3) Payment for shares — In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.
      (4) No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.
      (5) Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.
      (6) Notice of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.
      (7) Demand for payment — A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.
      (8) Share certificate — A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.
      (9) Forfeiture — A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.
      (10) Endorsing certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.
      (11) Suspension of rights — On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.
      (12) Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.
      (13) Same terms — Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.
      (14) Payment — Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.
      (15) Corporation may apply to court — Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.
      (16) Shareholder application to court — If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.
      (17) Venue — An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.
      (18) No security for costs — A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).
      (19) Parties — On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.
      (20) Powers of court — On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.
      (21) Appraisers — A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.
      (22) Final order — The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.
      (23) Interest — A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

      (24) Notice that subsection (26) applies — If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.
      (25) Effect where subsection (26) applies — If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.
      (26) Limitation — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

ANNEX G — PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT
EXHIBIT A
TRIZEC CANADA INC.
PLAN OF ARRANGEMENT
Under section 192 of the Canada Business Corporations Act
ARTICLE 1
INTERPRETATION
1.1     Definitions
      Wherever used in this Plan of Arrangement, unless there is something inconsistent in the subject matter or context, the following words and terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“AcquisitionCo” means 4162862 Canada Limited, a corporation existing under the CBCA and an affiliate of Parent;

“Arrangement” means the arrangement under the provisions of section 192 of the CBCA on the terms and conditions set out in this Plan of Arrangement subject to any amendments or variations hereto made in accordance with the terms of the Arrangement Agreement or Section 5.1 of this Plan of Arrangement or made at the direction of the Court in accordance with the Final Order;

“Arrangement Agreement” means the agreement between the Corporation, Trizec Properties, Inc., Trizec Holdings Operating LLC, Parent, Grace Acquisition Corporation, Grace OP LLC and AcquisitionCo dated June 5, 2006, as amended, as the same may be amended in accordance with the terms thereof, providing for, among other things, the Arrangement;

“Arrangement Consideration” means the sum of the Cash Consideration and the Quarterly Dividend Amount;

“Arrangement Resolution” means the special resolution of the Shareholders approving the Plan of Arrangement to be considered at the TZ Canada Shareholders Meeting;

“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement, required by the CBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective;

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. and the principal offices of the Ontario Securities Commission are open to accept filings and on which banks are not required or authorized to close in either New York, New York or Toronto, Ontario;

“Cash Consideration” means $30.97;

“CBCA” means the Canada Business Corporations Act, as amended;

“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to section 192(7) of the CBCA after the Articles of Arrangement have been filed;

“Certifying Shareholder” means a Shareholder (other than a Dissenting Shareholder) that has certified in its Letter of Transmittal that it, or a beneficial shareholder on whose behalf it holds TZ Canada Shares, is an Eligible Person;

“Corporation” means Trizec Canada Inc., a corporation existing under the CBCA;

“Court” means the Superior Court of Justice (Ontario);

“Depositary” means the depositary appointed by the Corporation for the purpose, among other things, of exchanging certificates representing SVS and MVS for the Arrangement Consideration;

“Director” means the Director appointed pursuant to the CBCA;

“Dissent Rights” has the meaning ascribed to it in Section 4.1;

“Dissenting Shareholder” means any Shareholder who has properly exercised its Dissent Rights in respect of SVS and has not withdrawn or been deemed to have withdrawn such exercise;

“Dividend Amount” means the product of the Dividend Amount Per Share and the number of TZ Canada Shares on which a dividend is paid pursuant to Section 2.2(f) hereof;

“Dividend Amount Per Share” means an amount of $7.50 per TZ Canada Share;

“Effective Date” means the date of filing by the Corporation of the Articles of Arrangement;

“Effective Time” means 12:01 a.m. on the Effective Date;

“Eligible Person” means any of (i) a registered or beneficial shareholder that acquired SVS on or after September 26, 2005 that is (v) a corporation resident in Canada for purposes of the Tax Act; (w) a corporation that holds its TZ Canada Shares in the course of a business carried on in Canada; (x) a “life insurer” as defined in subsection 248(1) of the Tax Act; (y) a partnership of which a corporation, partnership or trust is a member; or (z) a trust of which a corporation, partnership or trust is a beneficiary and (ii) a registered or beneficial shareholder that is (u) an individual citizen or resident of the U.S., (v) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (w) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (x) a trust (A) that is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons as described in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person, (y) a person that is subject to U.S. tax on dividends from the TZ Canada Shares as income earned in connection with the conduct of a U.S. trade or business, or (z) a partnership that has a person described in clause (ii) of this definition as a member;

“Exercise Price” means the U.S. Dollar Equivalent of the price at which an Existing Option may be exercised;

“Existing Option” means an option to purchase one SVS granted under the Stock Option Plan that is outstanding immediately before the Effective Time;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“In-the-money Option” means an Existing Option with an Exercise Price less than the Arrangement Consideration;

“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement;

“Letter of Transmittal” means the letter of transmittal for use by the Shareholders, in the form accompanying the TZ Canada Circular;

“Loan Amount” means the amount by which (i) the aggregate amount payable by the Corporation pursuant to Section 2.2(e) exceeds (ii) $ ● less the amount payable by the Corporation pursuant to Section 2.2(b); [Note: The bullet amount to be completed by the Corporation prior to Effective Date and will equal the Corporation’s cash on hand as at the close of business on the second Business Day preceding the Effective Date (less a reasonable reserve for the Corporation’s working capital requirements).]

“MVS” means the multiple voting shares in the capital of the Corporation;

“NewCo” means a Nova Scotia unlimited liability corporation that is an affiliate of and to be designated by AcquisitionCo not later than five business days prior to the date of the TZ Canada Shareholder Meeting, failing which NewCo shall be AcquisitionCo;

“Option Payment” has the meaning given to such term in Section 2.2(b);

“Out-of-the-money Option” means an Existing Option that is not an In-the-money Option;

“Parent” means Grace Holdings LLC;

“Person” includes an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person, trust, association or entity or government, political subdivision, agency or instrumentality of a government;

“Plan of Arrangement”, “hereof”, “herein”, “hereunder”, and similar expressions refer to this Plan of Arrangement and not to any particular Article, section or other portion hereof and includes any agreement or instrument supplementary or ancillary hereto;

“Quarterly Dividend Amount” means $0.20 multiplied by the quotient obtained by dividing (x) the number of days between the last day of the quarter for which the Quarterly Dividend Amount on the TZ Canada Shares has been declared and the Effective Date (including the Effective Date), by (y) the total number of days in the quarter in which the Effective Date occurs;

“Shareholders” means the holders of SVS and MVS whose names appear in the share registers maintained by or on behalf of the Corporation;

“Stock Option Plan” means the Corporation’s Stock Option Plan, amended and restated as of May 8, 2002;

“SVS” means the subordinate voting shares in the capital of the Corporation;

“Tax Act” means the Income Tax Act (Canada), as amended;

“TZ Canada Cancelled Shares” means the TZ Canada Shares acquired by the Corporation pursuant to Section 2.2(e);

“TZ Canada Circular” means the proxy circular prepared and distributed by management of the Corporation in connection with the TZ Canada Shareholders Meeting and any amendments and supplements thereto;

“TZ Canada Shares” means the MVS and SVS;

“TZ Canada Shareholders Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider and, if deemed advisable, approve the Arrangement; and

“U.S. Dollar Equivalent” means, in respect of an amount expressed in Canadian dollars at any date, the quotient obtained by dividing (i) the Canadian dollar amount by (ii) the noon rate of exchange for U.S. dollars expressed in Canadian dollars, as posted by the Bank of Canada, on the business day immediately preceding the Effective Date.
1.2     Headings and References
      The division of this Plan of Arrangement into Articles and sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Articles and sections are to Articles and sections of this Plan of Arrangement.
1.3     Time Periods
      Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the payment is to be made or act is to be done and by extending the period to the next Business Day following if the last day of the period is not a Business Day.
1.4     Currency
      All sums of money which are referred to in this Plan of Arrangement are expressed in lawful money of the United States unless otherwise specified.
1.5     Time
      Unless otherwise indicated, all references to times expressed herein or in any Letter of Transmittal are to local time, Toronto, Ontario.
1.6     Construction
      In this Plan of Arrangement:

(a)	unless the context otherwise requires, words importing the singular include the plural and vice versa and words denoting any gender include all genders;

(b)	the word “including” or “includes” shall mean “including (or includes) without limitation”; and

(c)	any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.
1.7     Governing Law
      This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.
ARTICLE 2
THE ARRANGEMENT
2.1     Effectiveness
      This Plan of Arrangement is made pursuant to, and constitutes an arrangement as referred to in, section 192 of the CBCA.
2.2     Arrangement
      The Arrangement will become effective on the Effective Date. On such date, commencing at the Effective Time and ending no later than at 9:00 a.m. on the Effective Date, each of the events listed below shall occur and shall be deemed to occur, except as otherwise noted, one minute apart and in the following sequence without any further authorization, act or formality:

(a)	all Existing Options shall become fully vested and exercisable, whether or not vested or subject to any performance condition that has not been satisfied, and regardless of the Exercise Price thereof;

(b)	each In-the-money Option shall be cancelled in exchange for a cash payment from the Corporation to the holder thereof equal to the excess of the Arrangement Consideration over the Exercise Price of such Existing Option (the “Option Payment”);

(c)	each Out-of-the-money Option shall be cancelled and of no further force and effect;

(d)	NewCo shall advance to the Corporation, and the Corporation shall borrow from NewCo, the Loan Amount;

(e)	each TZ Canada Share held by a Certifying Shareholder in respect of which such Certifying Shareholder has elected in its Letter of Transmittal be dealt with pursuant to this Section 2.2(e) shall be transferred by the holder thereof to and be acquired by the Corporation for cancellation, free and clear of all liens, charges, claims and encumbrances in exchange for payment by the Corporation of the Arrangement Consideration and shall be cancelled;

(f)	the Corporation shall pay to the holders of TZ Canada Shares, on each outstanding TZ Canada Share (including, for greater certainty, each such share held by Dissenting Shareholders and excluding, for greater certainty, the TZ Canada Cancelled Shares), a capital gains dividend in an amount equal to the Dividend Amount Per Share, the full and final payment of the dividend being satisfied by the issuance by the Corporation in respect of each such outstanding TZ Canada Share of a fractional SVS equal to the quotient determined when (i) the Dividend Amount Per Share is divided by (ii) the Arrangement Consideration less the Dividend Amount Per Share, there shall be added to the capital account in respect of the SVS an amount equal to the Dividend Amount, and each certificate representing TZ Canada Shares shall thereafter be deemed to evidence the TZ Canada Shares evidenced by such certificate immediately prior to the dividend provided for in this Section 2.2(f) together with the fractional SVS issued pursuant to this Section 2.2(f) in respect of each TZ Canada Share evidenced by such certificate and no new certificates shall be issued to evidence the SVS issued pursuant to this Section 2.2(f);

(g)	each TZ Canada Share together with the fractional SVS issued in connection with such TZ Canada Share pursuant to Section 2.2(f) (other than any SVS together with the fractional SVS issued in connection with such TZ Canada Share pursuant to Section 2.2(f) held by Dissenting Shareholders) shall be transferred by the holder thereof to and be acquired by NewCo, free and clear of all liens, charges, claims and encumbrances in exchange for the Arrangement Consideration, which Arrangement Consideration is the aggregate consideration payable in respect of each TZ Canada Share and the fractional SVS issued in connection with such TZ Canada Share pursuant to Section 2.2(f); and

(h)	each SVS, together with the fractional SVS issued in connection with such TZ Canada Share pursuant to Section 2.2(f), held by a Dissenting Shareholder shall be transferred by the holder thereof to and be acquired by NewCo free and clear of all liens, charges, claims and encumbrances and, in exchange therefor, such holder shall have the right to be paid fair value for such SVS in accordance with Article 4.
ARTICLE 3
SHARE CERTIFICATES AND CASH CONSIDERATION
3.1     Delivery of Arrangement Consideration
      (a) Prior to the Effective Time on the Effective Date, (i) the Corporation shall deposit $       ●       [Note: Amount to equal the net amount in clause (ii) of the definition of Loan Amount and will be completed by the Corporation prior to the Effective Date], (ii) the Corporation hereby directs NewCo to deposit, and NewCo shall deposit or cause to be deposited on behalf of the Corporation, the Loan Amount, and (iii) NewCo shall deposit or cause to be deposited an amount which when added to the amounts in (i) and (ii) equals an amount sufficient to pay all Arrangement Consideration payable to all Shareholders (other than Dissenting Shareholders), and in the case of each of (i), (ii) and (iii) all amounts shall be deposited in cash in immediately available funds (at Toronto) with the Depositary, for the benefit of each Shareholder (other than Dissenting Shareholders). Amounts described in (i) and (ii) shall be used to satisfy amounts payable pursuant to Section 2.2(e) hereof, and amounts described in (iii) shall be used to satisfy amounts payable pursuant to Section 2.2(g).
      (b) Upon surrender to the Depositary of a certificate which immediately prior to the Effective Time represented one or more SVS or MVS (which also represents any fractional SVS issued in respect thereof pursuant to Section 2.2(f)) together with a duly completed and executed Letter of Transmittal and such other documents as the Corporation, NewCo or the Depositary may reasonably require, the holder of such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder the Arrangement Consideration that such holder has the right to receive pursuant to Section 2.2(e) or 2.2(g), as applicable, by way of a cheque issued by the Depositary (or other form of immediately available funds), less any amounts withheld pursuant to Section 3.4.
      (c) In the event of a transfer of ownership of SVS or MVS that is not registered in the transfer records of the Corporation, a cheque representing the proper amount of Arrangement Consideration (or other form of immediately available funds) may be delivered to the transferee if the certificate(s) representing such SVS or MVS (which also represents any fractional SVS issued in respect thereof pursuant to Section 2.2(f)) is surrendered to the Depositary, accompanied by a duly completed and executed Letter of Transmittal and all documents required to evidence and effect such transfer.
      (d) Until surrendered as contemplated by this Section 3.1, each certificate representing SVS (other than SVS held by Dissenting Shareholders) or MVS (which also represents any fractional SVS issued in respect thereof pursuant to Section 2.2(f)) shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender a cash payment in the proper amount as contemplated by this Section 3.1, less any amounts withheld pursuant to Section 3.4.
      (e) The cash deposited by NewCo with the Depositary with respect to the Arrangement Consideration shall be held in an interest bearing account, and any interest upon such funds shall be for the account of NewCo and the Corporation in proportion to the remaining balance of their respective contributions from time to time.
3.2     Lost Certificates
      In the event any certificate which immediately prior to the Effective Time represented one or more outstanding SVS (other than SVS held by Dissenting Shareholders) or MVS shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate a cheque (or other form of immediately available funds) for the proper amount of cash, deliverable in accordance with such holder’s Letter of Transmittal and this Plan of Arrangement. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom any Arrangement Consideration is to be delivered shall, as a condition precedent to the delivery thereof, give a bond satisfactory to the Corporation, its transfer agent, NewCo and the Depository, as applicable, in such sum as the Corporation, its transfer agent, NewCo and the Depository, as applicable, may direct or otherwise indemnify the Corporation, its transfer agent, NewCo and the Depository, as applicable, in a manner satisfactory to the Corporation, its transfer agent, NewCo and the Depository, as applicable, against any claim that may be made against the Corporation, its transfer agent, NewCo or the Depository, as applicable, with respect to the certificate alleged to have been lost, stolen or destroyed.
3.3     Extinction of Rights
      Any certificate which immediately prior to the Effective Time represented SVS or MVS that were not deposited, with all other instruments required by Section 3.1, on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of the Corporation or for the receipt of cash pursuant to Sections 2.2 and 3.1. On such date, the cash to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to the Corporation. The Corporation shall not be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
3.4     Withholding Rights
      The Corporation, NewCo or the Depositary shall be entitled to deduct and withhold from any amounts payable to any holder of MVS or SVS pursuant to Section 2.2, such amounts as the Corporation, NewCo or the Depositary determines it is required or permitted to deduct and withhold with respect to any payments or distributions to such holder under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
3.5     Option Payment
      The Corporation shall deliver to each holder of In-the Money Options cancelled pursuant to Section 2.2(b), forthwith after the Effective Time, a cheque issued by the Corporation (or other form of immediately available funds) representing the Option Payment to which such holder is entitled pursuant to Section 2.2(b) less any amounts withheld pursuant to the following sentence. The Corporation shall be entitled to deduct and withhold from the Option Payment such amounts as the Corporation determines it is required or permitted to deduct and withhold with respect to any payments or distributions to such holder under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
ARTICLE 4
DISSENT RIGHTS
4.1     Dissent Rights
      (a) Registered holders of SVS may exercise rights of dissent with respect to their SVS pursuant to and in the manner set forth in section 190 of the CBCA as modified by this Section 4.1 and the Interim Order (the “Dissent Rights”) in connection with the Arrangement provided that, notwithstanding section 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in section 190(5) of the CBCA must be received by the Corporation not later than 5:00 p.m. (Toronto time) on the second Business Day preceding the date of the TZ Canada Shareholders Meeting.
      (b) Each SVS (together with the fractional SVS issued in respect thereof pursuant to Section 2.2(f)) held by a Dissenting Shareholder shall be transferred to NewCo as provided in Section 2.2(h) and the only right of such Dissenting Shareholder, as such, after the Effective Time shall be to be paid the fair value of such SVS by the Corporation.
      (c) Shareholders who purport to exercise Dissent Rights and who are ultimately determined not to be entitled, for any reason, to be paid fair value for their SVS, shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Shareholder as at and from the Effective Time and shall receive Arrangement Consideration on the basis set forth in Section 2.2(g).

4.2     Holders
      In no circumstances shall the Corporation or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of those SVS in respect of which such rights are sought to be exercised.
4.3     Recognition of Dissenting Shareholders
      Except with respect to the payment of the dividend referred to in Section 2.2(f), neither the Corporation nor any other Person shall be required to recognize a Dissenting Shareholder as a registered holder or beneficial owner of SVS at or after the Effective Time and, from and after the Effective Time, the names of such Dissenting Shareholders shall be deleted from the applicable register of shareholders maintained by or on behalf of the Corporation.
4.4     Dissent Right Availability
      A registered holder shall not be entitled to exercise Dissent Rights with respect to SVS if such holder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed his, or her or its proxyholder to vote) in favour of the Arrangement Resolution.
ARTICLE 5
AMENDMENTS
5.1     Amendments
      (a) The Corporation reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date provided that any such amendment, modification, and/or supplement must be (i) set out in writing, (ii) filed with the Court and, if made following the TZ Canada Shareholders Meeting, approved by the Court, (iii) agreed to in writing by AcquisitionCo and Parent and (iv) communicated to Shareholders if and as required by the Court.
      (b) Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by the Corporation at any time prior to or at the TZ Canada Shareholders Meeting with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the TZ Canada Shareholders Meeting (other than as required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
      (c) Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the TZ Canada Shareholders Meeting shall be effective only if it is consented to (i) by the Corporation, AcquisitionCo and Parent and (ii) if required by the Court, by the Shareholders voting in the manner directed by the Court.
      (d) Any amendment, modification and/or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Corporation, provided that it concerns a matter which, in the reasonable opinion of the Corporation, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former Shareholder.

Any questions and requests for assistance may be directed to
Kingsdale Shareholder Services Inc.
at the telephone numbers and location set out below:
The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
North American Toll Free Phone:
1-866-381-4104
Email: Info@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free facsimile: 1-888-545-5580
Banks and Brokers Call Collect: 416-867-2272